January 17, 2006

Securities and Exchange Commission
450 5 Street, N.W.
Washington  DC  50549

RE:  Midland National Life Separate Account C, File No. 333-128910

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of Pre-Effective Amendment No. 1 to Registration Statement 333-128910, registering a new class of variable annuity policies under that Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

We acknowledge that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Midland National Life Insurance Company from full responsibility for the adequacy and accuracy of the disclosure in the filing; and
o We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with your review of our filing or in response to your comments on our filing.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.




/s/


Terri Silvius
Director
Variable Compliance Operations

January 10, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:    Vector Variable Annuity
       File Number: 333-128910

Commissioners:

          Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "1933 Act") Midland National Life Separate Account C (File Number:
333-128910), hereby requests acceleration of post-effective amendment number 8 to the effective date of the above-captioned registration statement on Form N-4 under the 1933 Act and that the registration statement be declared effective on February 1, 2006, or as soon thereafter as reasonably practicable.




                            MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

                            By: Midland National Life Insurance Company



                                               By: ___/s/____________________
                                                      Steven C. Palmitier
                                                           President

January 10, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE: Vector Variable Annuity
       File Number: 333-128910

Commissioners:

          Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "1933 Act") Sammons Securities Company, LLC, the principal underwriter, hereby requests acceleration of the effective date of the above-captioned registration statement on Form N-4 under the 1933 Act, and that it be declared effective on February 1, 2006, or as soon thereafter as reasonably practicable.

                                        Sammons Securities Company, LLC



                                        By: __________________________
                                              Steven C. Palmitier
                                               President

                                      As filed with the Securities and Exchange Commission on January 18, 2006
                                                                                            Registration Nos. 333-128910

------------------------------------------------------------------------------------------------------------------------
                                                                                                           and 811-07772
                                           SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549
------------------------------------------------------------------------------------------------------------------------

                                                        FORM N-4

                                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                           |_|
                                     Pre-Effective Amendment No. _1_                                              |X|
                                                                  -
                                               Post-Effective Amendment No. ____                                  |_|
                                                          and
                                  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY                             |_|
                                                       ACT OF 1940
                                                  Amendment No.  48                                               |X|
                                                                ----

                                        MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
                                               (Exact Name of Registrant)

                                        MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                                  (Name of Depositor)

                                        One Midland Plaza, Sioux Falls, SD 57193
                                  (Address of Depositor's Principal Executive Offices)

                                   Depositor's Telephone Number, including Area Code:
                                                     (605) 335-5700

Name and Address of Agent for Service:                                    Copy to:

Stephen P. Horvat, Jr.                                                    Frederick R. Bellamy, Esq.
Senior Vice President, Secretary and General Counsel                      Sutherland Asbill & Brennan LLP
Midland National Life Insurance Company                                   1275 Pennsylvania Avenue, N.W.
Sammons Financial Group                                                   Washington, DC  20004-2415
525 W. Van Buren
Chicago, IL  60607

It is proposed that this filing will become effective:
    |_|      Immediately upon filing pursuant to paragraph (b) of Rule 485
    |_|      On __________ pursuant to paragraph (b) of Rule 485
    |_|      60 days after filing pursuant to paragraph (a) of Rule 485
    |_|      On                       pursuant to paragraph (a) of Rule 485

                                                  -------------------

                                         Title of securities being registered:
                                                Vector Variable Annuity
                                Individual Flexible Premium Variable Annuity Contracts.







Approximate Date of Proposed Public Offering:
----------------------------------------------------------

As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                       Vector Variable Annuity Prospectus
                                January __, 2006

                   Flexible Premium Deferred Variable Annuity
               issued by: Midland National Life Insurance Company
              through the Midland National Life Separate Account C
        Phone: (877) 586-0240 (toll free) Fax: (866) 270-9565 (toll-free)

Please read this prospectus for details on the contract being offered to You and keep it for future reference. This prospectus sets forth the information that a prospective investor should know before investing.


The Vector Variable Annuity (the "contract") is a flexible premium deferred annuity designed to be useful to You in meeting Your long-term savings and retirement needs. The minimum initial premium for a non-qualified contract is $10,000. The minimum initial premium for a qualified contract is $2,000.

If You elect the Extra Credit Rider, We will add a premium bonus to each premium payment that You make in the first contract year. Electing the Extra Credit Rider may be beneficial to You only if You own the contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient to compensate for the additional fee charged for the Extra Credit Rider. Your expenses will be higher if You elect the Extra Credit Rider and over time, the value of the premium bonus may be more than offset by the extra fee charged for the Extra Credit Rider.

A Statement of Additional Information ("SAI") about the contract and the Midland National Life Separate Account C is available free of charge by checking the appropriate box on the application form or by writing to Us at Midland National Life Insurance Company, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 or contacting Us at the numbers above. The SAI, dated January __, 2006, has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is incorporated herein by reference. The table of contents of the SAI is included at the end of this prospectus.


You may allocate Your premiums to the Separate Account investment divisions (see Definitions) that invest in a specified mutual fund portfolio. You can choose among the 67 investment divisions shown on the following page. The mutual fund portfolios are part of the following series funds or trusts:


o         American Century Variable Portfolios, Inc.            o         The Potomac Insurance Trust
o         Credit Suisse Trust                                   o         Van Kampen Life Investment Trust
o         Dreyfus Variable Insurance Trust                      o         Van Kampen Universal Institutional Funds, Inc.
o         Rydex Variable Trust



Your accumulation value in the investment divisions will increase or decrease based on investment performance. You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

--------------------------------------------------------------------------------
The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The contracts involve investment risk, including possible loss of principal.
The contracts are not a deposit of, or guaranteed or endorsed by, any bank or depository institution and the contracts are not federally insured by the federal deposit insurance corporation or any other agency.
--------------------------------------------------------------------------------

                     SEPARATE ACCOUNT INVESTMENT PORTFOLIOS

---------------------------------------------------------- --------------------------------------------------------

1.        American Century VP Income & Growth Fund         36.       Rydex VT Large-Cap Value Fund

---------------------------------------------------------- --------------------------------------------------------

2.        American Century VP International Fund           37.       Rydex VT Leisure Fund

---------------------------------------------------------- --------------------------------------------------------

3.        American Century VP Large Company Value          38.       Rydex VT Long Dynamic Dow 30 Fund
          Fund

---------------------------------------------------------- --------------------------------------------------------

4.        American Century VP Mid Cap Value Fund           39.       Rydex VT Medius Fund

---------------------------------------------------------- --------------------------------------------------------

5.        American Century VP Ultra(R)Fund                 40.       Rydex VT Mekros Fund

---------------------------------------------------------- --------------------------------------------------------

6.        Credit Suisse Trust - Global Small Cap           41.       Rydex VT Mid-Cap Growth Fund
          Portfolio

---------------------------------------------------------- --------------------------------------------------------

7.        Credit Suisse Trust - Large Cap Value Portfolio  42.       Rydex VT Mid-Cap Value Fund

---------------------------------------------------------- --------------------------------------------------------

8.        Dreyfus VIF Socially Responsible Growth          43.       Rydex VT Nova Fund
          Fund, Inc.

---------------------------------------------------------- --------------------------------------------------------

9.        Dreyfus VIF Appreciation Portfolio               44.       Rydex VT OTC Fund

---------------------------------------------------------- --------------------------------------------------------

10.       Dreyfus VIF International Value Portfolio        45.       Rydex VT Precious Metals Fund

---------------------------------------------------------- --------------------------------------------------------

11.       Potomac Dynamic VP HY Bond Fund                  46.       Rydex VT Real Estate Fund

---------------------------------------------------------- --------------------------------------------------------

12.       Potomac Evolution VP Managed Bond Fund           47.       Rydex VT Retailing Fund

---------------------------------------------------------- --------------------------------------------------------

13.       Potomac Evolution VP Managed Equity Fund         48.       Rydex VT Sector Rotation Fund

---------------------------------------------------------- --------------------------------------------------------

14.       RVT CLS AdvisorOne Amerigo Fund                  49.       Rydex VT Small-Cap Growth Fund

---------------------------------------------------------- --------------------------------------------------------

15.       RVT CLS AdvisorOne Clermont Fund                 50.       Rydex VT Small-Cap Value Fund

---------------------------------------------------------- --------------------------------------------------------

16.       Rydex VT Arktos Fund                             51.       Rydex VT Strengthening Dollar Fund

---------------------------------------------------------- --------------------------------------------------------

17.       Rydex VT Banking Fund                            52.       Rydex VT Technology Fund

---------------------------------------------------------- --------------------------------------------------------

18.       Rydex VT Basic Materials Fund                    53.       Rydex VT Telecommunications Fund

---------------------------------------------------------- --------------------------------------------------------

19.       Rydex VT Biotechnology Fund                      54.       Rydex VT Titan 500 Fund

---------------------------------------------------------- --------------------------------------------------------

20.       Rydex VT Commodities Fund                        55.       Rydex VT Transportation Fund

---------------------------------------------------------- --------------------------------------------------------

21.       Rydex VT Consumer Products Fund                  56.       Rydex VT U.S. Government Bond Fund

---------------------------------------------------------- --------------------------------------------------------

22.       Rydex VT Core Equity Fund                        57.       Rydex VT U.S. Government Money Market Fund

---------------------------------------------------------- --------------------------------------------------------

23.       Rydex VT Electronics Fund                        58.       Rydex VT Ursa Fund


---------------------------------------------------------- --------------------------------------------------------

24.       Rydex VT Energy Fund                             59.       Rydex VT Utilities Fund

---------------------------------------------------------- --------------------------------------------------------

25.       Rydex VT Energy Services Fund                    60.       Rydex VT Velocity 100 Fund

---------------------------------------------------------- --------------------------------------------------------

26.       Rydex VT Financial Services Fund                 61.       Rydex VT Weakening Dollar Fund

---------------------------------------------------------- --------------------------------------------------------

27.       Rydex VT Health Care Fund                        62.       Van Kampen LIT Growth and Income Portfolio

---------------------------------------------------------- --------------------------------------------------------

28.       Rydex VT Internet Fund                           63.       Van Kampen UIF Emerging Markets Debt Portfolio

---------------------------------------------------------- --------------------------------------------------------

29.       Rydex VT Inverse Dynamic Dow 30 Fund             64.       Van Kampen UIF Emerging Markets Equity Portfolio


---------------------------------------------------------- ----------------------------------------------------------

30.       Rydex VT Inverse Mid-Cap Fund                    65.       Van Kampen UIF Mid Cap Growth Portfolio

---------------------------------------------------------- ----------------------------------------------------------

31.       Rydex VT Inverse Small-Cap Fund                  66.       Van Kampen UIF U.S. Mid Cap Value Portfolio


---------------------------------------------------------- ----------------------------------------------------------

32.       Rydex VT Juno Fund                               67.       Van Kampen UIF U.S. Real Estate Portfolio

---------------------------------------------------------- ----------------------------------------------------------

33.       Rydex VT Large-Cap Europe Fund

----------------------------------------------------------

34.       Rydex VT Large-Cap Growth Fund

----------------------------------------------------------

35.       Rydex VT Large-Cap Japan Fund

----------------------------------------------------------

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.

                                TABLE OF CONTENTS
                                                                                                                    PAGE

DEFINITIONS...........................................................................................................14
SUMMARY...............................................................................................................18
      FEATURES OF VECTOR VARIABLE ANNUITY.............................................................................18
            Your "Free Look" Period...................................................................................18
            Your Accumulation value...................................................................................18
            Flexible Premium Payments.................................................................................19
            Optional Benefits.........................................................................................19
            Investment Choices........................................................................................29
            Transfers.................................................................................................29
            Surrenders................................................................................................29
            Waiver of Surrender Charges for Nursing Home Confinement Rider............................................30
            Risk of Increase in Fees and Charges......................................................................30
            Effects of Market Timing..................................................................................30
      FEE TABLE.......................................................................................................31
            Contract Owner Transaction Expenses.......................................................................31
            Periodic Charges Other Than Portfolio Expenses............................................................31
            Range of Annual Operating Expenses for the Portfolios1....................................................32
      EXPENSE EXAMPLES................................................................................................33
      FINANCIAL INFORMATION...........................................................................................34
      CHARGES AND FEES................................................................................................34
            Surrender Charge..........................................................................................34
            Mortality and Expense Risk Charge.........................................................................35
            Administration Fee........................................................................................35
            Annual Maintenance Fee....................................................................................36
            Premium Taxes.............................................................................................36
            Optional Rider Charges....................................................................................36
ADDITIONAL INFORMATION ABOUT THE VECTOR VARIABLE ANNUITY..............................................................36
      SUITABILITY OF THE CONTRACTS....................................................................................36
      DEATH BENEFIT...................................................................................................36
      OTHER PRODUCTS..................................................................................................37
      INQUIRIES AND CORRESPONDENCE....................................................................................37
      STATE VARIATIONS................................................................................................38
SEPARATE ACCOUNT C AND THE FUNDS......................................................................................38
      OUR SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS...............................................................38
            The Funds.................................................................................................38
            Investment Policies Of The Funds' Portfolios..............................................................39
            Availability of the Portfolios............................................................................50
      AMOUNTS IN OUR SEPARATE ACCOUNT.................................................................................50
      WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT.......................................................................51
      OUR RIGHT TO CHANGE HOW WE OPERATE OUR SEPARATE ACCOUNT.........................................................51
DETAILED INFORMATION ABOUT THE CONTRACT...............................................................................52
      REQUIREMENTS FOR ISSUANCE OF A CONTRACT.........................................................................52
      FREE LOOK.......................................................................................................53
      TAX-FREE "SECTION 1035" EXCHANGES...............................................................................53
      ALLOCATION OF PREMIUM PAYMENTS..................................................................................54
            Changing Your Premium Allocation Percentages..............................................................54
      OPTIONAL RIDERS.................................................................................................54
            Five for Life Plus Rider..................................................................................54
            Extra Credit Rider........................................................................................58
            GMIB Plus (Guaranteed Minimum Income or Accumulation Benefit) Rider ......................................60
            GMDB Plus (Enhanced Guaranteed Minimum Death Benefit) Rider ..............................................63
            Shortened CDSC (Contingent Deferred Sales Charge) Rider...................................................65
            Estate Planning Rider.....................................................................................66
            Mutually Exclusive Riders.................................................................................67
      YOUR ACCUMULATION VALUE.........................................................................................67
            Transaction Cut-Off Times.................................................................................67
            Transfers of Accumulation Value...........................................................................69
      TRANSFER LIMITATIONS............................................................................................70
      SURRENDERS......................................................................................................72
      DOLLAR COST AVERAGING...........................................................................................73
      PORTFOLIO REBALANCING...........................................................................................74
      SYSTEMATIC WITHDRAWALS..........................................................................................74
      FREE SURRENDER AMOUNT...........................................................................................76
            Waiver of Surrender Charges for Nursing Home Confinement Rider............................................76
      DEATH BENEFIT...................................................................................................76
      PAYMENT OF DEATH BENEFITS.......................................................................................78
CHARGES, FEES AND DEDUCTIONS..........................................................................................78
      SURRENDER CHARGES ON SURRENDERS.................................................................................78
      MORTALITY AND EXPENSE RISK CHARGE...............................................................................79
      ADMINISTRATION FEE..............................................................................................80
      ANNUAL MAINTENANCE FEE..........................................................................................80
      OPTIONAL RIDER CHARGES..........................................................................................80
            Five for Life Plus Rider..................................................................................80
            Extra Credit Rider........................................................................................80
            GMIB Plus (Guaranteed Minimum Income and Accumulation Benefit) Rider .....................................81
            GMDB Plus (Enhanced Guaranteed Minimum Death Benefit) Rider...............................................81
            Shortened CDSC (Contingent Deferred Sales Charge) Rider...................................................81
            Estate Planning Rider.....................................................................................81
      TRANSFER CHARGE.................................................................................................81
      CHARGES IN THE FUNDS............................................................................................81
      PREMIUM TAXES...................................................................................................82
      OTHER TAXES.....................................................................................................82
FEDERAL TAX STATUS....................................................................................................82
      INTRODUCTION....................................................................................................82
      ANNUITY CONTRACTS IN GENERAL....................................................................................82
            Qualified and Non-Qualified Contracts.....................................................................82
            Minimum Distribution Rules and Eligible Rollover Distributions............................................83
            Diversification and Distribution Requirements.............................................................84
            Owner Control.............................................................................................84
            Required Distributions at Death (Non-Qualified Contracts).................................................84
            Surrenders - Non-Qualified Contracts......................................................................85
            Multiple Contracts........................................................................................85
            Withholding...............................................................................................85
            Annuity Payments..........................................................................................85
            Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations................................86
            Taxation of Death benefit Proceeds........................................................................86
            Transfers, Assignments or Exchange of Contracts...........................................................86
            Possible Tax Law Changes..................................................................................86
            Economic Growth and Tax Relief Reconciliation Act of 2001.................................................87
            Separate Account Charges..................................................................................87
            Annuity Purchases by Residents of Puerto Rico.............................................................87
      MATURITY DATE...................................................................................................87
            Electing  An Annuity Option...............................................................................88
            Fixed Payment Options.....................................................................................89
            Variable Payment Options..................................................................................89
            Payment Options...........................................................................................90
            Transfers after Annuitization for Variable Payment Options................................................90
ADDITIONAL INFORMATION................................................................................................90
      MIDLAND NATIONAL LIFE INSURANCE COMPANY.........................................................................90
      FUND VOTING RIGHTS..............................................................................................91
            How We Determine Your Voting Shares.......................................................................91
            Voting Privileges of Participants In Other Companies......................................................91
      OUR REPORTS TO OWNERS...........................................................................................92
      DIVIDENDS.......................................................................................................92
      PERFORMANCE.....................................................................................................92
      CHANGE OF ADDRESS NOTIFICATION..................................................................................93
      MODIFICATION TO YOUR CONTRACT...................................................................................93
      YOUR BENEFICIARY................................................................................................93
      ASSIGNING YOUR CONTRACT.........................................................................................94
      WHEN WE PAY PROCEEDS FROM THIS CONTRACT.........................................................................94
      DISTRIBUTION OF THE CONTRACTS...................................................................................94
      REGULATION......................................................................................................95
      DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC..............................................................95
      LEGAL PROCEEDINGS...............................................................................................96
      LEGAL MATTERS...................................................................................................96
      FINANCIAL STATEMENTS............................................................................................96
STATEMENT OF ADDITIONAL INFORMATION...................................................................................97
APPENDIX I............................................................................................................98
APPENDIX II..........................................................................................................101


                                   DEFINITIONS

For Your convenience, below is a glossary of the special terms We use in this prospectus.


2x Funds means select Rydex VT investment divisions that Midland National will value twice each business day, once in the morning and once in the afternoon. If the underlying investment division closes early, Midland National will only value the investment division at the end of the business day. See definition of "Valuation Period" in this section, and "Transaction Cut-Off Times" on page 67. The investment divisions that make up the 2x Funds are:


o         Rydex VT Inverse Dynamic Dow 30 Fund
o         Rydex VT Long Dynamic Dow 30 Fund
o         Rydex VT Titan 500 Fund
o         Rydex VT Velocity 100 Fund
o         Rydex VT U.S. Government Money Market Fund


Accumulation Unit means the units credited to each investment division in the Separate Account before the maturity date.

Accumulation Value means the sum of the amounts You have in the investment divisions of Our Separate Account under Your inforce contract.

Annuitant means the person(s), designated by the owner, to whom periodic income will be paid (Payee). This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. After the maturity date, the annuitant will be considered the owner unless otherwise stated.

Annuity Unit means the units in the Separate Account, after the maturity date, that are used to determine the amount of the annuity payment.

Annuitization means an election of an annuity payment option on the maturity date.

Annuitize means an election to receive regular income payments from Your contract under one of the annuity payment options. An election to annuitize Your contract may be irrevocable. If You elect to annuitize Your contract, You will no longer be able to exercise any liquidity (e.g., full or partial surrenders) provision that may have previously been available.

Attained Age means the issue age plus the number of complete contract years since the issue date.

Beneficiary means the person or persons to whom the contract's death benefit will be paid in the event of the death of the annuitant or an owner.

Business Day means any day the New York Stock Exchange is open for regular trading. Our business day ends when the New York Stock Exchange closes for regular trading (generally 3:00 p.m. Central Time).

Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means each month that begins on the same date as the day of the issue date. For this purpose, the calendar days of 29, 30 and 31 are not used and We look forward to the first day of the next calendar month. For example, assume a contract is issued on January 29th. Subsequent contract months will begin on the first of each month (February 1, March 1, April 1, etc.).

Contract Year means a year that starts on the issue date or on each anniversary thereafter.

Death Benefit means the amount that We will pay to the beneficiary in the event of the death of the annuitant or an owner if the contract is still inforce. The death benefit will be paid when We receive due proof of the death of the annuitant or an owner and an election of how the death benefit is to be paid, and any other required documents or forms.

Executive Office means Our office located at One Midland Plaza, Sioux Falls, SD 57193. Please use Our Principal Office address and telephone number for all correspondence, transaction requests, payments, and inquiries.

Funds mean the investment companies, more commonly called mutual funds, available for investment by Our Separate Account on the issue date or as later changed by Us.


GMIB Accumulated Value is the amount that can be annuitized, after a 10-year waiting period, if the GMIB Plus Rider is elected. The GMIB Accumulated Value will have the GMIB Income Factors applied to determine the GMIB income payment.

GMIB Income Factor means the factor used in determining the GMIB income payment under the GMIB Plus Rider. The GMIB income factor equals the base contract's mortality table and interest rate used in the contract form under "Settlement Options" with an 8-year age set-back. An age set-back means the GMIB income payments will be lower than if there were no age set-back. For example, if You are 65 when You annuitize Your contract, We will use the income payment factors shown in Your contract for age 57 (age 65 minus 8 years).

GMIB Roll-Up Benefit means the initial GMIB Accumulated Value at the time the GMIB Plus Rider is issued compounded at a rate of 5% annually until age 80.

Guaranteed Payment Amount (GPA) means the amount that is guaranteed to be available each contract year for withdrawal until the GPA is depleted while the Five for Life Plus Rider is in effect. If the Five for Life Plus rider is elected at contract issue, the GPA equals the initial GPB times 7%. If the contract has already been issued, this amount equals the current accumulation value of the contract times 7%. The GPA may increase with each subsequent premium payment and may be reduced if withdrawals within a contract year exceed the Guaranteed Payment Amount.

Guaranteed Payment Balance (GPB) means the total amount available for future periodic guaranteed withdrawals and is used for the purpose of calculating the Five for Life Plus Rider. The GPB cannot be withdrawn in a lump sum. If the Five for Life Plus Rider is elected at contract issue, the GPB equals the initial premium payment, including premium bonus, if any. If the contract has already been issued, this amount equals the current accumulation value of the contract. The GPB is increased equally by any subsequent premium payments and is reduced by each withdrawal.


Investment Division means a division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the funds.

Issue Age means the age of the annuitant on the last birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries, contract months, and contract years are determined.


Lifetime Payment Amount (LPA) means the amount that is guaranteed to be available each contract year for withdrawal during the life of the covered person (oldest owner) while the Five for Life Plus Rider is in effect. The initial LPA equals 5% times the Guaranteed Payment Balance as determined on the later of the contract issue date or the contract anniversary following the day the covered person under this rider has reached age 65. The GPB on the contract anniversary after the covered person has reached age 65 will be the initial GPB at rider election less any adjustments for partial surrenders and premiums. The LPA may increase with each subsequent premium payment and may be reduced if withdrawals within a contract year exceed the Lifetime Payment Amount.


Maturity Date means the date, specified in Your contract on which income payments will begin. The earliest possible maturity date is the 7th contract anniversary at which time You may annuitize Your full accumulation value. The maximum maturity date is the contract anniversary immediately following the annuitant's 100th birthday.

Net Premium means Your premium payment(s) minus any partial surrenders and any surrender charges.

Owner means the person(s) or entity that is named in the application or on the latest change filed with Us who is entitled to exercise all rights and privileges provided in the contract. Owner is referred to as "You" in the contract and in this prospectus.

Payee means the person who is entitled to receive annuity payments after annuitization. On or after the maturity date, the annuitant will be the payee. If the annuitant or an owner dies prior to the maturity date, then the beneficiary is the payee.


Principal Office means where You can contact Us to pay premiums or take other action, such as transfers between investment divisions. The address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll free)
                         Fax: (866) 270-9565 (toll free)

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to the Company.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the contract.

Surrender Value means the Separate Account accumulation value on the date of surrender minus any surrender charge, non-vested premium bonus (if any), premium tax, administration fees, and annual maintenance fee.


Valuation Period means the time period used in measuring the investment experience of each investment division within the Separate Account. This period will vary based on the type of transaction request and the investment divisions involved in the transaction. For more detailed information see "Transaction Cut-Off Times" on page 67.


Written Notice means a notice or request submitted in a written form satisfactory to Us, that is signed by the owner and received by Us at the address shown on the Specification Page of Your contract.

                                     SUMMARY

In this prospectus "We," "Our," "Us," "Midland National," and "Company" mean Midland National Life Insurance Company. "You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "annuitant," because the annuitant and the owner might not be the same.

This summary provides only a brief overview of the more important features of the contract. The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is inforce.


FEATURES OF VECTOR VARIABLE ANNUITY

The Vector Variable Annuity contract provides You with a basic contract to which You can add optional riders. If You choose to add any of these riders, a corresponding charge will be deducted. The flexible premium deferred variable annuity contracts described in this prospectus provide for accumulation of the accumulation value and payment of annuity payments on a fixed or variable basis. The contracts are designed to aid individuals in long-term planning for retirement or other long-term purposes.

The contracts are available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract). This contract does not offer any additional tax benefits when purchased under a qualified plan. See "Suitability of the Contracts" on page 36 for more detailed information.


This contract is designed for individuals seeking a long-term, tax-deferred accumulation of assets, and is generally for retirement or other long-term purposes. You should not buy this contract if You are looking for a short-term investment and/or cannot risk getting back less money than You put into the contract.

Your "Free Look" Period

You can examine the contract and return it to Us for any reason within 30 days after You receive it for a refund of the accumulation value less credits added by Us (which may be more or less than the premium payments You paid), or if required by Your state, the original amount of Your premium payment. Longer free look periods apply in some states and in certain situations (see "Free Look" on page 53 for more details).


Replacing an existing annuity with the contract may not be of financial benefit to You. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.

Your Accumulation value Your accumulation value depends on:

o         the amount and frequency of premium payments,
o         the selected portfolio's investment experience,
o         partial surrenders, and
o         charges and deductions.


You bear the investment risk under the contract. There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account. (See "Your Accumulation value" on page 67).



Flexible Premium Payments
You may pay premiums whenever You want and in whatever amount You want, within certain limits. We generally require an initial minimum premium of at least $10,000. However, if You purchase a qualified contract, We may accept an initial premium of only $2,000. Additional premium payments must be at least $50.

You may choose a planned periodic premium. You need not pay premiums according to the planned schedule.

Unless You receive approval from Us, the maximum amount of premium You can pay into this contract prior to the maturity date is $5,000,000.

We may refuse to accept certain forms of premium payments, if applicable, or restrict the amount of certain forms of premium payments. For example, Traveler's Checks over a certain dollar amount or multiple lower denomination Money Orders may not be accepted. In addition, We may require information as to why a particular form of payment was used (for example, third party checks) and the source of the funds of such payment in order to determine whether or not We will accept it. Use of an unacceptable form of payment may result in Us returning Your premium payment and not issuing the contract.

Optional Benefits

The contract offers a number of optional benefits or riders. Each of these riders offer a specific benefit that may help You achieve Your long-term financial goals. There is generally a charge for each rider. These riders offer You an opportunity to tailor the Vector variable annuity to meet Your specific needs. Since some optional riders cannot be terminated once elected, You should select Your options carefully. The optional riders available under this contract are:


-------------------------------------------------------------------------------

o         Five for Life Plus Rider

-------------------------------------------------------------------------------

o         Extra Credit Rider

-------------------------------------------------------------------------------

o         GMIB (Guaranteed Minimum Income Benefit) Plus Rider

-------------------------------------------------------------------------------

o         GMDB (Guaranteed Minimum Death Benefit) Plus Rider

-------------------------------------------------------------------------------

o         Shortened CDSC (Contingent Deferred Sales Charge) Rider

-------------------------------------------------------------------------------

o         Estate Planning Rider

-------------------------------------------------------------------------------



For detailed explanations of these riders, see "Optional Riders" on page 54. For more information on the charges for each rider, see "FEE TABLE" on page 31.

You cannot elect any combination of options that would result in extra charges of more than 2.00% per year. In addition, some of these riders cannot be elected in combination with other riders. See "Mutually Exclusive Riders" on page 67.


Investment Choices
You may allocate Your accumulation value to the investment divisions of Our Separate Account. However, You may not have Your accumulation value allocated to more than 50 investment divisions at any one time. For a full description of the portfolios, see the funds' prospectuses, which accompany this prospectus. (See "The Funds" on page 38). Your choices may be restricted if You elect the GMIB Plus rider or the GMDB Plus rider, and benefits under these riders may be severely limited if You choose certain Investment Divisions.



Each portfolio pays a different investment management or advisory fee and different operating expenses. The portfolios may also impose redemption fees, which We would deduct from Your accumulation value. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company. See "Investment Policies Of The Funds' Portfolios" on page 39.


Transfers
You may transfer Your accumulation value among the investment divisions before the maturity date (although We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners). After annuitization, You may make two transfers each year among the Separate Account investment divisions.

We require a minimum amount, usually $200 (or 100% of an investment division if less than $200), for each transfer.


See the "DEFINITIONS" section on page 14 for the definition of "Business Day" and "Valuation Period".

For more information on restrictions, procedures and deadlines for transfers, see "Transaction Cut-Off Times" and "Transfers of Accumulation " on page 69. For restrictions on transfers due to market timing, see "Transfer Limitations" on page 70.

Surrenders
You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin. You may also elect a systematic withdrawal option (See "Systematic Withdrawals" on page 74). (Your retirement plan may restrict surrenders.) You may withdraw up to 10% of Your accumulation value as of Your previous anniversary each contract year without incurring a surrender charge (the "Free Surrender Amount"). Partial surrenders made to pay the fees of Your registered investment advisor, up to 2.90% of Your accumulation value per year, will be considered penalty free in addition to the 10%. Any registered investment advisor fee above this 2.90% will be reviewed on a case-by-case basis for free surrender considerations. Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income. (See "Free Surrender Amount" on page 76).

We may impose a surrender charge on any surrender in excess of the free surrender amount (including surrenders to begin annuity payments), and upon full surrender. We may also deduct an annual maintenance fee on a full surrender. The amount You request plus any surrender charge will be deducted from Your accumulation value. You may take a surrender in a lump sum or use it to purchase an annuity that will continue as long as You live or for some other period You select. A surrender may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 1/2. Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income. (See "Surrender Charges on Surrenders" on page 78, "FEDERAL TAX STATUS" on page 82, and "Electing An Annuity Option" on page 88.) Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.

Waiver of Surrender Charges for Nursing Home Confinement Rider
This rider will be attached to all contracts issued with annuitants age 75 or less at no additional charge. After the first contract year, We guarantee that We will increase the annual free surrender amount available under this contract from 10% of the accumulation value to 20% of the accumulation value if the annuitant is confined to a qualified nursing care center for a period of at least 90 days and the confinement is medically necessary. See "Waiver of Surrender Charges for Nursing Home Confinement Rider" on page 76 for more details.


Risk of Increase in Fees and Charges
Certain fees and charges assessed against the contract are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum level.

Effects of Market Timing
Frequent, large, programmed, or short-term transfers among the investment divisions ("Harmful Trading) can cause risks with adverse effects for other contract owners (and beneficiaries and portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in an investment division if transfers into the division are made at unit values that are priced below the true value or transfers out of the investment division are made at unit values priced higher than the true value (some "market timers" attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage"); (2) an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and (3) increased brokerage and administrative expenses.

In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that the portfolios may suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.


Generally, individuals or organizations that use market-timing strategies and make frequent transfers should not purchase the contract unless they intend to invest exclusively in the investment divisions under the Rydex Variable Trust.


FEE TABLE

The following tables list the fees and expenses that You will pay when buying, owning, and surrendering the contract. The first table lists the fees and expenses that You will pay at the time that You buy the contract, surrender the contract, or transfer accumulation value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Sales Load Imposed on Purchase                         None
Maximum Surrender Charge (as a percentage of           7.00%
premiums withdrawn)

Transfer Fee                                           None


Periodic Charges Other Than Portfolio Expenses
The next table lists the fees and expenses that You may pay periodically during the time that You own the contract, not including portfolio company fees and expenses.

                                                                               Guaranteed         Current Charge
                                                                                 Maximum
Annual Maintenance Fee1                                                            $60                 $30
Separate Account Annual Expenses
(as a percentage of average accumulation value)
Mortality and Expense Risk Charge2
    Accumulation value at the beginning of each                                   1.10%               1.10%
    contract month is less than $25,000
    Accumulation value at the beginning of each
    contract month is equal to or greater than                                    0.95%               0.95%
    $25,000 and less than $100,000
    Accumulation value at the beginning of each                                   0.85%               0.85%
    contract month is greater than or equal to $100,000

Administration Fee3                                                               0.70%               0.45%
Waiver of Surrender Charges for Nursing Home Confinement Rider                     0%                   0%
Maximum Separate Account Expense for Base Contract Only                           1.80%               1.55%


Maximum Annual Charge for Optional Riders4                                        2.00%               2.00%

Total Separate Account Expenses with the Highest Possible
Mortality & Expense Risk Charge and Combination of Optional                       3.80%               3.55%
Rider Charges4


Optional Rider Charges4
                       Extra Credit Rider5
                       3% Bonus Option                                            0.50%               0.50%
                       4% Bonus Option                                            0.65%               0.65%
                       5% Bonus Option                                            0.80%               0.80%
     Five for Life Plus Rider6,7                                                  0.65%               0.65%
     GMIB Plus Rider7                                                             1.00%               0.50%
     GMDB Plus Rider
                     3% Roll-Up Option                                            0.45%               0.15%
                     6% Roll-Up Option                                            0.80%               0.40%
                     Annual Step Up Option                                        0.50%               0.20%
                     Annual Step Up with 3% Roll-Up Option                        0.55%               0.25%
                     Annual Step Up with 6% Roll-Up Option                        0.85%               0.50%
     Shortened CDSC Rider5

             4-Year Option                                                        0.80%               0.60%
             3-Year Option                                                        0.90%               0.65%
            0-Year Option                                                         1.00%               0.70%
     Estate Planning Rider7                                                       0.75%               0.30%


1 The annual maintenance fee is deducted proportionally from the accumulation value at the time of the charge. We reserve the right to change this fee, however, it will not exceed $60 per contract year. However, if Your contract is issued while the $30 fee is in effect, We guarantee that this annual maintenance fee each contract year will not be more than $30 for the life of Your contract. The annual maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the annual maintenance fee on an investment in the Separate Account. Assuming a $35,000 average accumulation value, the current annual maintenance fee is 0.09% and the maximum fee is 0.17%. The annual maintenance fee is deducted only when the accumulation value is less than $50,000.

2The mortality and expense risk charge will be determined at the beginning of the contract month for each contract month. Therefore, the mortality and expense risk charge may vary from month to month depending on the accumulation value at the beginning of the contract month.

3The administration charge may vary by investment division and ranges from 0.45% to 0.70%. Currently the fee is 0.45% for all investment divisions. See "Administration Fee" on page 80

4You may select Optional Riders. You may not select a combination of riders that will result in total rider charges that exceed the maximum additional mortality and expense risk charge for optional riders of 2.00%.

5The Extra Credit Rider cannot be elected in combination with the Shortened CDSC Rider.

6The guaranteed maximum charge for the Five for Life Plus Rider only applies to the initial purchase of the rider. It does not apply if You elect to step-up the benefit. At the time You elect to "step-up," We may be charging more or less for this rider. See "Five for Life Plus Rider" on page 54 for more information.

7The Five for Life Plus cannot be elected in combination with the GMIB Plus Rider or the Estate Planning Rider.


Range of Annual Operating Expenses for the Portfolios1
The next item shows the lowest and highest total operating expenses charged by the portfolio companies for the year ended December 31, 2004 (before any fee waiver or expense reimbursement). Expenses may be higher or lower in the future. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.


Total Annual Portfolio Company Operating Expenses                           Lowest           Highest
(expenses that are deducted from portfolio company assets, including management fees, distribution, and/or service (12b-1) fees and other
expenses)                                                                    0.95%            2.06%

          1The portfolio expenses used to prepare this table were provided to Us by the fund(s). We have not independently verified such information.
          The expenses are those incurred as of the fiscal year ending December
          31, 2004. Current or future expenses may be higher or lower than those shown.


For information concerning compensation paid for the sale of the contracts, see "Distribution of the Contracts" on page 94.


EXPENSE EXAMPLES

The following examples are intended to help You compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, annual maintenance fees, Separate Account annual expenses, and portfolio company operating expenses (for the year ended December 31, 2004).

Both examples assume that You invest $10,000 in the contract for the time periods indicated. The Examples also assume that Your investment has a 5% return each year. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

Example 1: Base contract and highest possible combination of riders are elected; guaranteed charges and highest portfolio expenses (without voluntary waivers of fees or expenses).

(1) If You surrender or annuitize Your contract at the end of the applicable time period:
                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                           $1,230       $2,323

                           ------------ ------------

          (2) If You do NOT surrender Your contract:
                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                                  $600       $1,782

                           ------------ ------------

Example 2: Base contract with no optional riders elected; current charge levels and lowest portfolio expenses (without voluntary waivers of fees or expenses).

(1) If You surrender or annuitize Your contract at the end of the applicable time period:

                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                                  $893       $1,343

                           ------------ ------------

          (2) If You do NOT surrender Your contract:
                           ------------ ------------
                           1 Year       3 Years
                           ------------ ------------

                                  $263         $806

                           ------------ ------------

The examples do not reflect transfer fees,, or premium taxes (which may range up to 3.5% depending on the jurisdiction).

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or lower than those shown. The assumed 5% annual rate of return is purely hypothetical; past or future returns may be greater or less than the assumed hypothetical return.


FINANCIAL INFORMATION


Our financial statements, and financial statements for the Separate Account, are in the Statement of Additional Information. You may obtain a free copy of the Statement of Additional Information by checking the appropriate box on the application form, calling Us toll-free at (877) 586-0240, faxing Us at (866) 270-9565, or writing Us at Midland National Life Insurance Company, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266. A Condensed Financial Statement
section is not included in this document, as no contracts had been issued under this prospectus as of December 31, 2005.



CHARGES AND FEES

Surrender Charge

Sales expenses are not deducted from premium payments. However, a surrender charge may be assessed against premium payments when they are withdrawn, including full and partial surrenders to effect an annuity and systematic withdrawals. (See "Surrender Charges on Surrenders" on page 78.)


The length of time between the receipt of each premium payment and the surrender determines the surrender charge. For this purpose, premium payments will be deemed to be withdrawn in the order in which they are received and all partial surrenders will be made first from premium payments and then from other accumulation values. The charge is a percentage of the premium withdrawn and is as follows:

        Length of Time               Surrender
     From Premium Payment
       (Number of Years)              Charge
       -----------------              ------
               1                        7%
               2                        7%
               3                        6%
               4                        5%
               5                        4%
               6                        3%
               7                        2%
              8+                        0%


No Surrender charge will be assessed upon:

(a)       payment of death benefits;
(b)       exercise of the free look right; and
(c)       surrender of the free surrender amount.

(d)       amounts withdrawn to pay the surrender charge on a partial surrender.


Under Midland National's current practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules are not subject to surrender charges. We reserve the right to change this practice in the future.

At the time of a withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount. For example, if at the beginning of Your second contract year Your net premium was $10,000 and Your accumulation value was $8,000, then in the event of a full surrender, the second year surrender charge percentage of 7% would be charged on the $10,000 net premium amount (less the 10% free surrender amount) and not the $8,000 accumulation value amount.


Surrenders may have tax consequences. (See "FEDERAL TAX STATUS" on page 82.)


Mortality and Expense Risk Charge

We deduct a per annum charge that ranges from 0.85% to 1.10% against all accumulation values held in the Separate Account for assuming the mortality and expense risk and other risks and expenses under the contract. (See "Mortality and Expense Risk Charge" on page 79.)


Administration Fee


We deduct a fee that varies by investment division and ranges from 0.45% to 0.70% per annum against the accumulation value to compensate Us for the expenses associated with administration of the contract and operation of the investment divisions and other expenses under the contract. (See "Administration Fee" on page 80.)


Annual Maintenance Fee

We currently deduct an annual maintenance fee of $30 from each contract. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. However, if Your contract is issued while the $30 fee is in effect, We guarantee that this annual maintenance fee each contract year will not be more than $30 for the life of Your contract. We waive the annual maintenance fee for contracts with accumulation values of $50,000 or more on the contract anniversary. (See "Annual Maintenance Fee" on page 78.)


Premium Taxes

We will deduct the amount of any premium taxes levied by a state or any government entity from Your accumulation value at surrender, death or annuitization. (See "Premium Taxes" on page 82).


Optional Rider Charges

We deduct an additional fee if You select any of the optional riders available under this contract. See "FEE TABLE" on page 31.

            ADDITIONAL INFORMATION ABOUT THE VECTOR VARIABLE ANNUITY


SUITABILITY OF THE CONTRACTS

Because of the surrender charge and other expenses, the contracts are not appropriate for short-term investment. In addition, the contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as IRAs and 401(k) plans. The tax-deferred feature of the contracts is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the death benefit and lifetime annuity payments, make the contract appropriate for their purposes. Before purchasing a contract for use in a qualified plan, You should obtain competent tax advice both as to the tax treatment of the contract and the suitability of the investment for Your particular situation.

DEATH BENEFIT


The Vector Variable Annuity contract pays a death benefit when the annuitant or an owner dies before the maturity date if the contract is still inforce. If the oldest annuitant or owner is less than age 81 when the contract is issued, the death benefit is equal to the greater of (a) the accumulation value, or (b) total premiums minus adjustments for partial surrenders, at the time We receive due proof of death, an election of how the death benefit is to be paid, and any other documents or forms required. Adjustments for partial surrenders will reduce the death benefit in the same proportion that the partial surrender reduced accumulation value at the time of the partial surrender.


If the oldest annuitant or owner is age 81 or older when the contract is issued, the death benefit equals the accumulation value at the time We receive due proof of death, an election of how the death benefit is to be paid, and any other documents or forms required.

Premium taxes may be deducted from the death benefit proceeds and We may retain any non-vested premium bonus.


If the annuitant or an owner dies on or after the maturity date, then any remaining amounts, other than the amount payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the annuitant's or owner's death. Other rules relating to distributions at death apply to qualified contracts.


Other death benefits are offered as options or riders.

OTHER PRODUCTS

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios. These contracts may have different charges and may offer different benefits. We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs. To obtain more information about these contracts, contact Your agent, or call Us at (877) 586-0240.

INQUIRIES AND CORRESPONDENCE

If You have any questions about Your contract or need to make changes, then contact Your financial representative who sold You the contract, or contact Us at Our Principal office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                       Phone : (877) 586-0240 (toll-free)
                        Fax : (866) 270-9565 (toll-free)

You currently may send correspondence to Us by facsimile or telephone at the numbers listed above. Currently, You may also send transaction requests to Us by facsimile, telephone at the numbers listed above. Any requests for partial withdrawals, transfers, and surrenders sent to another number may not be considered received at Our Principal Office. The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile and telephone transaction privileges at any time for some or all contract owners.

The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the contract owner by name, social security number, date of birth of the owner or the annuitant, or other identifying information. We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others) or telephone (possible falsification of contract owner identity) when the original signed request is not sent to Our Principal Office. You bear those risks.

Facsimile and telephone correspondence and transaction requests may not always be available. Facsimile and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of Your request. If You are experiencing problems, You should mail Your correspondence and transaction request to Our Principal Office.


If You have authorized Your registered investment advisor to complete transaction requests on Your behalf according to Your instructions, they can submit Your transfer requests via the internet. We reserve the right to restrict transfer requests among the 2x Funds to internet transfer requests only. If this occurs, We will notify You in writing 30-days prior to this restriction becoming effective.


Internet transactions may not always be available. The internet can experience outages or slowdowns for a variety of reasons, which may prevent or delay Our receipt of Your request. You bear that risk.

STATE VARIATIONS

Certain provisions of the contracts may be different than the general description in this prospectus. See Your contract for specific variations since any such variations will be included in Your contract or in riders or endorsements attached to Your contract. See Your agent or contact Our Principal Office for additional information that may be applicable to Your state.

                        SEPARATE ACCOUNT C AND THE FUNDS

OUR SEPARATE ACCOUNT AND ITS INVESTMENT DIVISIONS

The "Separate Account" is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March 1991 and now governed by Iowa law. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not involve any SEC supervision of its management or investment contracts. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the funds. You may allocate part or all of Your premiums to any of the investment divisions of Our Separate Account. (Some restrictions may apply.)

The Funds

Each of the 69 portfolios available under the contract is commonly called a mutual fund. Each one is a "series" of one of the following open-end diversified investment companies:


1.        American Century Variable Portfolios, Inc.,
2.        Credit Suisse Trust,
3.        Dreyfus Variable Investment Fund,
4.        Rydex Variable Trust,
5.        The Potomac Insurance Trust,
6.        Van Kampen Life Investment Trust,
7.        Van Kampen Universal Institution Funds, Inc.



Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge). More detailed information about the portfolios and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus, and in the fund's Statements of Additional Information. You should read the portfolios' prospectuses carefully before allocating or transferring money to any portfolio.


We may from time to time receive revenue from the funds and/or from their managers. The amounts of the revenue, if any, may be substantial, may vary from portfolio to portfolio, and may be based on the amount of Our investment in the funds. Currently these revenues range from 0.40% to 0.50% of Midland's investment in the funds.


Investment Policies Of The Funds' Portfolios
Each portfolio tries to achieve a specified investment objective by following certain investment policies. No one can promise that any portfolio will meet its investment objective. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. You bear the risk that the portfolios You have allocated amounts to will not meet their investment objectives. The objectives of the portfolios are summarized below:

----------------------------------- -----------------------------------------------------------------------------------------------
Portfolio                           Objective
----------------------------------- -----------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Income &        Seeks capital growth by investing in common stocks. Income is a secondary objective. The
Growth Fund                         Portfolio will seek to achieve its investment objective by investing in common stocks.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP                 Seeks capital growth by investing primarily in securities of foreign companies that
International Fund                  management believes to have potential for appreciation.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Large           Seeks long-term capital growth.  Income is a secondary objective.
Company Value Fund
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Mid Cap         Seeks long-term capital growth.  Income is a secondary objective.  Invests primarily in
Value Fund                          equity securities of companies that management believes to be undervalued.
----------------------------------- -----------------------------------------------------------------------------------------------
American Century VP Ultra(R)          Seeks long-term capital growth by investing in common stocks considered by management
Fund                                to have better-than-average prospects for appreciation.
-----------------------------------------------------------------------------------------------------------------------------------

Credit Suisse Trust

----------------------------------- -----------------------------------------------------------------------------------------------

Credit Suisse Trust - Large Cap     Seeks long-term capital appreciation and continuity of income.  Investments are principally
Value Portfolio                     in dividend paying stocks of large-cap US companies.

----------------------------------- -----------------------------------------------------------------------------------------------

Credit Suisse Trust - Global        Seeks long-term growth of capital by investing principally in equity securities of small
Small Cap Portfolio                 companies from at least three countries, including the US.

-----------------------------------------------------------------------------------------------------------------------------------

Dreyfus Variable Investment Fund

----------------------------------- -----------------------------------------------------------------------------------------------

The Dreyfus Socially                Seeks to provide capital growth, with current income as a secondary goal.
Responsible Growth Fund, Inc.

----------------------------------- -----------------------------------------------------------------------------------------------

Dreyfus VIF Appreciation            Seeks long-term capital growth consistent with the preservation of capital.  Its secondary
Portfolio                           goal is current income.

----------------------------------- -----------------------------------------------------------------------------------------------

Dreyfus VIF International Value     Seeks long-term capital growth by investing in foreign stocks of value companies.
Portfolio

-----------------------------------------------------------------------------------------------------------------------------------

The Potomac Insurance Trust

----------------------------------- -----------------------------------------------------------------------------------------------

Potomac Dynamic VP HY Bond          The Fund seeks to maximize total return (income plus capital appreciation) by investing
Fund                                primarily in debt instruments, including convertible securities, and derivatives of such instruments, with an emphasis on lower-quality debt instruments.  The Fund is designed principally for purchase by experienced investors and frequently is utilized by investors who engage in market timing activities or who intend to follow an asset allocation strategy.  To achieve its objective, the Fund uses aggressive investment techniques such as engaging in futures, options and swap transactions.  In order to accommodate frequent trading by shareholders, the Fund's portfolio will be positioned consistent with the need for liquidity.  There is no assurance that the Fund will achieve its objective.

----------------------------------- -----------------------------------------------------------------------------------------------

Potomac Evolution VP Managed        Seeks the highest appreciation on an annual basis consistent with a high tolerance for risk.
Bond Fund

----------------------------------- -----------------------------------------------------------------------------------------------

Potomac Evolution VP Managed        Seeks the highest appreciation on an annual basis consistent with a high tolerance for risk.
Equity Fund

-----------------------------------------------------------------------------------------------------------------------------------
Rydex Variable Trust
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Arktos Fund                The Arktos Fund seeks to provide investment results that will match the performance of a specific benchmark. The current benchmark is the inverse of the performance of the
                                    NASDAQ 100 Index(TM)(the "underlying index").  If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the value of the underlying index is decreasing.  When the value of the underlying index is increasing, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount.
                                    (e.g. if then underlying index goes up by 5%, the value of the Fund's shares should go down by 5% on the day).
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Banking                    The Banking Fund seeks to provide capital appreciation by investing in companies that are involved in the banking sector, including commercial banks (and their holding companies)
                                    and savings and loan institutions ("Banking Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Basic Materials            The Basic Materials Fund seeks capital appreciation by investing in companies engaged in the mining, manufacture, or sale of basic materials, such as lumber, steel, iron, aluminum, concrete, chemicals and other basic building and manufacturing materials ("Basic Materials
                                    Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Biotechnology              The Biotechnology Fund seeks capital appreciation by investing in companies that are involved in the biotechnology industry, including companies involved in research and development, genetic or other biological engineering, and in the design, manufacture, or sale of related biotechnology products or services ("Biotechnology Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Commodities Fund           Seeks long-term capital appreciation through an investment in commodity-linked instruments.  The investment objective is non-fundamental and may be changed without shareholder approval.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Consumer Products          The Consumer Products Fund seeks capital appreciation by investing in companies engaged in manufacturing finished goods and services both domestically and internationally
                                    ("Consumer Products Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Core Equity                The Core Equity Fund seeks long term capital appreciation.  The Fund invests in a broad mix of equity securities of companies representative of the total U.S. stock market.  The Fund pursues its investment objective by investing through a combination of value-oriented and growth-oriented strategies across the small, medium and large market capitalization ranges.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Electronics                The Electronics Fund seeks capital appreciation by investing in companies that are involved in the electronics sector, including semiconductor manufacturers and distributors, and makers and vendors of other electronic components and devices ("Electronics Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Energy                     The Energy Fund seeks capital appreciation by investing in companies involved in the energy field, including the exploration, production, and development of oil, gas, coal and alternative sources of energy ("Energy Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Energy Services            The Energy Services Fund seeks capital appreciation by investing in companies that are involved in the energy services field, including those that provide services and equipment in the areas of oil, coal, and gas exploration and production ("Energy Services Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Financial Services         The Financial Services Fund seeks capital appreciation by investing in companies that are involved in the financial services sector ("Financial Services Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Health Care                The Health Care Fund seeks capital appreciation by investing in companies that are involved in the health care industry ("Health Care Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Internet                   The Internet Fund seeks capital appreciation by investing in companies that provide products or services designed for or related to the Internet ("Internet Companies").

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Inverse Dynamic Dow        The Fund seeks to provide investment results that will match the performance of a specific
30 Fund                             benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse
                                    (opposite) performance of the Dow Jones Industrial Average.
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Inverse Mid-Cap            The Inverse Mid-Cap Fund seeks to provide investment results that will match the performance of a specific benchmark.  The Fund's current benchmark is the inverse of the performance of the S&P MidCap 400 Index (the "underlying index").  If the Fund meets its objectives, the value of the Fund's shares will tend to increase during times when the value of the underlying index is decreasing.  When the value of the underlying index is increasing, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount (e.g., if the index goes up by 5%, the value of the Fund's shares should go down by 5% on that day).

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Inverse Small-Cap          The Inverse Small-Cap Fund seeks to provide investment results that will match the performance of a specific benchmark.  The Fund's current benchmark is inverse of the performance of the Russell 2000 Index(R)(the "underlying index").  If the fund meets its objectives, the value of the Fund's shares tend to increase during times when the value of the underlying index is decreasing.  When the value of the underlying index is increasing, however, the value of the funds shares should decrease on a daily basis by an inversely proportionate amount (e.g., if the index goes up by 5%, the value of the Fund's shares should go down by 5% on that day).

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Juno Fund                  The Fund pursues its investment objective through what is sometimes referred to as
                                    "master-feeder arrangement." The Fund invests all of its assets in the Juno Master Fund, a separate series of the Trust with an identical investment objective.
                                    Unlike a traditional index fund, the Juno Master Fund's benchmark is to perform exactly opposite its benchmark, the Long Treasury Bond. As its primary investment strategy, the
                                    Juno Master Fund enters into short sales and engages in futures and options transactions and may enter into swap agreements. On a day-to-day basis, the Juno Master Fund holds
                                    U.S. Government securities or cash equivalents to collateralize these obligations.
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Large-Cap Europe           The Large-Cap Europe Fund seeks to provide investment results that correlate to the performance of a specific benchmark.  The Fund's current benchmark is the Dow Jones
                                    STOXX 50 IndexSM.  If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the performance of its benchmark is increasing.  When the value of its benchmark is decreasing, the value of the Fund's shares will tend to decrease.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Large-Cap Growth           The Large-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for large cap growth securities.  The Fund's current benchmark is the S&P 500/Barra Growth Index (the "underlying index").  If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index.  However, when the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by the amount of the decrease in the value of the underlying index.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Large-Cap Japan            The Large-Cap Japan Fund seeks to provide investment results that correlate to the performance of a specific benchmark.  The Fund's current benchmark is the Topix 100
                                    Index.  If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the performance of its benchmark is increasing.  When the value of its benchmark is decreasing, the value of the Fund's shares will tend to decrease.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Large-Cap Value            The Large-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for large cap value securities.  The Fund's current benchmark is the S&P
                                    500/Barra Value Index (the "underlying index").  If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index.  However, when the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by the amount of the decrease in the value of the underlying index.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Leisure                    The Leisure Fund seeks capital appreciation by investing in companies engaged in leisure and entertainment businesses ("Leisure Companies").

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Long Dynamic Dow 30        The Fund seeks to provide investment results that will match the performance of a specific
Fund                                benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Dow Jones Industrial Average.
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Medius                     The Medius Fund seeks to provide investment results that correlate to the performance of a specific benchmark for mid-cap securities.  The Fund's current benchmark is the S&P
                                    MidCap 400(R) Index.  If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the performance of its benchmark is increasing.  When the value of its benchmark is decreasing, the value of the Fund's shares will tend to decrease.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Mekros                     The Mekros Fund seeks to provide investment results that correlate to the performance of a specific benchmark for small-cap securities.  The Fund's current benchmark is the Russell
                                    2000 Index(R).  If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the performance of its benchmark is increasing.  When the value of its benchmark is decreasing, the value of the Fund's shares will tend to decrease.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Mid-Cap Growth             The Mid-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for mid cap growth securities.  The Fund's current benchmark is the S&P
                                    MidCap 400/Barra Growth Index (the "underlying index").  If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index.  However, when the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by the amount of the decrease in the value of the underlying index.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Mid-Cap Value              The Mid-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for mid cap value securities.  The Fund's current benchmark is the S&P
                                    MidCap 400/Barra Value Index (the "underlying index").  If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index.  However, when the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by the amount of the decrease in the value of the underlying index.

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Nova Fund                  The Nova Fund seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 150% of the performance of the S&P 500(R) Index (the "underlying index").
                                    If the Fund meets its objective, the value of the Fund's shares will tend to increase on a daily basis by 150% of the value of any increase in the underlying index. When the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by 150% of the value of any decrease in the underlying index (e.g., if the underlying index goes down by 5%, the value of the Fund's shares should go down by 7.5% on that day).
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT OTC Fund                   The OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the Nasdaq 100 Index(R) (the
                                    "underlying index").
                                    If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index. However, when the value of the underlying index declines, the value
                                    of the Fund's shares should also decrease on a daily basis by the amount of the decrease in value of the underlying index.
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Precious Metals            The Precious Metals Fund seeks to provide capital appreciation by investing in U.S. and foreign companies that are involved in the precious metals sector, including exploration, mining, production and development, and other precious metals-related services ("Precious
                                    Metals Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Real Estate                The Real Estate Fund seeks to provide capital appreciation by investing in companies that are involved in the real estate industry including real estate investment trusts ("REITs")
                                    (collectively, "Real Estate Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Retailing                  The Retailing Fund seeks capital appreciation by investing in companies engaged in merchandising finished goods and services, including department stores, restaurant franchises, mail order operations and other companies involved in selling products to consumers ("Retailing Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

RVT CLS AdvisorOne Amerigo          Long-term growth of capital without regard to current income.  The investment objective is
Fund                                non-fundamental and may be changed without shareholder approval.

----------------------------------- -----------------------------------------------------------------------------------------------

RVT CLS AdvisorOne Clermont         A combination of current income and growth of capital.  The investment objective is
Fund                                non-fundamental and may be changed without shareholder approval.

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Sector Rotation Fund       The fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries.  Each month the Advisor, using a quantitative methodology, ranks approximately sixty-two different industries based on several measures of price momentum.  The Fund then invests in the top ranked industries.  Subject to maintaining adequate liquidity in the Fund, each industry or sector investment is intended to represent the entire industry or sector.  The Fund invests in equity securities, but may also invest in equity derivatives such as futures contracts, options and swap transactions.  The
                                    Fund may also enter into short sales.
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Small-Cap Growth           The Small-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for small cap growth securities.  The Fund's current benchmark is the S&P SmallCap 600/Barra Growth Index (the "underlying index").  If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index.  However, when the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by the amount of the decrease in the value of the underlying index.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Small-Cap Value            The Small-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for small cap value securities.  The Fund's current benchmark is the S&P
                                    SmallCap 600/Barra Value Index (the "underlying index").  If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by the amount of any increase in the value of the underlying index.  However, when the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis by the amount of the decrease in the value of the underlying index.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Strengthening Dollar       Seeks to provide investment results that will match the performance of a specific benchmark
Fund                                on a daily basis.  The Fund's current benchmark is 200% of the performance of the U.S.
                                    Dollar Index.

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Technology                 The Technology Fund seeks capital appreciation by investing in companies that are involved in the technology sector, including computer software and service companies, semiconductor manufacturers, networking and telecommunications equipment manufacturers, PC hardware and peripherals companies ("Technology Companies").

----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Telecommunications         The Telecommunications Fund seeks capital appreciation by investing in companies engaged in the development, manufacture, or sale of communications services or communications equipment ("Telecommunications Companies").

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Titan 500 Fund             The Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the S&P 500 Index.
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Transportation             The Transportation Fund seeks capital appreciation by investing in companies engaged in providing transportation services or companies engaged in the design, manufacture, distribution, or sale of transportation equipment ("Transportation Companies").

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT U.S. Government            The U.S. Government Bond Fund seeks to provide investment results that correspond to a
Bond Fund                           benchmark for U.S. Government securities. The Fund's current benchmark is 120% of the price movement of the Long Treasury
                                    Bond.
                                    If the Fund meets its objective, the value of the Fund's shares should increase on a daily basis by 120% of any price increase by the Long Treasury Bond. In contrast, when the price of the Long Treasury Bond declines, the value of the
                                    Fund's shares should decline on a daily basis by 120% of any price decline of the Long
                                    Treasury Bond (e.g., if the Long Treasury Bond goes down by 5%, the value of the Fund's shares should go down by 6% on that day).
----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT U.S. Government            The U.S. Government Money Market Fund (the "Money Market Fund") seeks to provide
Money Market Fund1                  security of principal, high current income, and liquidity.

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Ursa Fund                  The Ursa Fund seeks to provide investment results that will inversely correlate to the performance of the S&P 500(R)Index (the "underlying index").
                                    If the Fund meets its objective, the value of the Fund's shares will tend to increase during times when the value of the underlying index is decreasing.  When the value of the underlying index is increasing, however, the value of the Fund's shares should decrease on a daily basis by an inversely proportionate amount (e.g., if the underlying index goes up by
                                    5%, the value of the Fund's shares should go down by 5% on that day).
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Utilities                  The Utilities Fund seeks capital appreciation by investing in companies that operate public utilities ("Utilities Companies").

----------------------------------- -----------------------------------------------------------------------------------------------
Rydex VT Velocity 100 Fund          The Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the NASDAQ 100 Index.
----------------------------------- -----------------------------------------------------------------------------------------------

Rydex VT Weakening Dollar           Seeks to provide investment results that will match the performance of a specific benchmark
Fund                                on a daily basis.  The Fund's current benchmark is 200% of the inverse (opposite)
                                    performance of the U.S. Dollar Index.

-----------------------------------------------------------------------------------------------------------------------------------

Van Kampen Life Investment Trust

----------------------------------- -----------------------------------------------------------------------------------------------

Van Kampen LIT Growth and           Seek long-term growth of capital and income by investing primarily in income-producing
Income Portfolio                    equity securities, including common stocks and convertible securities, although investments are also made in non-convertible preferred stocks and debt securities.

-----------------------------------------------------------------------------------------------------------------------------------

Van Kampen Universal Institutional Funds, Inc.

----------------------------------- -----------------------------------------------------------------------------------------------

Van Kampen UIF Emerging             Seeks high total return by investing primarily in fixed income securities of government and
Markets Debt Portfolio              government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

----------------------------------- -----------------------------------------------------------------------------------------------

Van Kampen UIF Emerging             Seeks long-term capital appreciation by investing primarily in growth-oriented equity
Markets Equity Portfolio            securities of issuers in emerging market countries.

----------------------------------- -----------------------------------------------------------------------------------------------

Van Kampen UIF Mid Cap              Seeks long-term capital growth by investing primarily in common stocks and other equity
Growth Portfolio                    securities.

----------------------------------- -----------------------------------------------------------------------------------------------

Van Kampen UIF U.S. Mid Cap         Seeks above-average total return over a market cycle of three to five years by investing in
Value Portfolio                     common stocks and other equity securities.

----------------------------------- -----------------------------------------------------------------------------------------------

Van Kampen UIF U.S. Real            Seeks to provide above average current income and long-term capital appreciation by
Estate Portfolio                    investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

-----------------------------------------------------------------------------------------------------------------------------------

1During periods of low interest rates, the yields of the money market investment divisions may become extremely low and possibly negative.


American Century Investment Management, Inc. manages the American Century VP Portfolios. Credit Suisse Asset Management, LLC manages the Credit Suisse Trust. The Dreyfus Corporation manages the Dreyfus Variable Investment Fund. Morgan Stanley Investment Management, Inc. manages the Van Kampen Universal Institutional Funds, Inc. Rafferty Asset Management, LLC manages The Potomac Insurance Trust. Rydex Investments manages the Rydex Variable Trust. Van Kampen Asset Management manages the Van Kampen Life Investment Trust


The funds sell their shares to Separate Accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans. We currently do not foresee any disadvantages to Our contract owners arising from this use of the funds for mixed and shared funding. The funds will monitor for possible conflicts arising out of this practice. If any such conflict or disadvantage does arise, We and/or the applicable Fund may take appropriate action to protect Your interests.

The Fund portfolios available under the contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.


The fund portfolios offered through the contract are selected by Midland National based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor that We consider during the selection process is whether the fund or one of its service providers (e.g., the investment advisor) will compensate Us for providing administrative, marketing, and support services that would otherwise be provided by the fund, the fund's investment advisor, or its distributor. (See "Distribution of the Contracts," on page 94). You are responsible for choosing the fund portfolios, and the amounts allocated to each, that are appropriate for Your own individual circumstances and Your investment goals, financial situation, and risk tolerance. Since investment risk is borne by You, decisions regarding investment allocations should be carefully considered and periodically re-evaluated.


In making Your investment selections, We encourage You to thoroughly investigate all of the information regarding the fund portfolios that is available to You, including each Fund's prospectus, statement of additional informational information and annual and semi/annual reports. Other sources such as the fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations related to a fund or portfolio. You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.

You bear the risk of any decline in the accumulation value of Your contract resulting from the performance of the portfolios You have chosen.

We do not recommend or endorse any particular portfolio or portfolios and We do not provide investment advice.

Availability of the Portfolios
We cannot guarantee that each portfolio will always be available for investment through the contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the Separate Account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in Our judgment, further investment in any portfolio should become inappropriate, We may redeem the shares of that portfolio, and substitute share of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

AMOUNTS IN OUR SEPARATE ACCOUNT

The amount You have in each investment division is represented by the value of the accumulation units credited to Your accumulation value for that investment division. The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. Amounts allocated, transferred or added to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums or transfer amounts to that division. Accumulation units are sold or redeemed when You make a full or partial surrender or transfer amounts from an investment division, and to pay the death benefit when the annuitant or an owner dies. We also redeem units to pay for certain charges.

We calculate the number of accumulation units purchased or redeemed in an investment division by dividing the dollar amount of the transaction by the investment division's accumulation unit value at the end of each valuation period, if it is a business day. If it is not a business day, We will use the unit value on the next business day. The number of accumulation units credited to You will not vary because of changes in accumulation unit values.


The accumulation units of each investment division have different accumulation unit values. We determine accumulation unit values for the investment divisions at the end of each valuation period. The accumulation unit value for each investment division is initially set at $10.00. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds. They reflect investment income, the portfolios' realized and unrealized capital gains and losses, and the funds' expenses. The accumulation unit values also reflect the daily asset charges (which includes the mortality and expense risk charge and the administration fee and optional rider fees) We deduct from Our Separate Account, some of which are based on Your Accumulation Value at the beginning of each contract month. The highest possible daily asset charge is currently at an effective annual rate of 1.55% (for the basic contract only). We can increase this charge but it will never exceed the guaranteed maximum of 1.80%. If You elect a rider combination with the maximum allowable mortality and expense risk charge for optional riders of 2.0%, the highest possible daily asset charge is currently 3.55%. We can increase this charge but it will never exceed the guaranteed maximum of 3.80%. Additional information on the accumulation unit values is contained in the SAI.


WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. The assets in the Separate Account are equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business. The obligations under the contracts are Our obligations. The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

OUR RIGHT TO CHANGE HOW WE OPERATE OUR SEPARATE ACCOUNT

We have the right to modify how We operate the Separate Account. In making any changes, We may not seek approval of contract owners (unless approval is required by law). We have the right to:

      o add investment divisions to, or remove investment divisions from Our Separate Account;

      o     combine two or more divisions within Our Separate Account;

      o withdraw assets relating to Our variable annuities from one investment division and put them into another;

      o eliminate a portfolio's shares and substitute shares of another portfolio of the funds or another open-end, registered investment company. This may happen if the portfolio's shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account's purposes. However, if required, We would first seek approval from the Securities and Exchange Commission and, the insurance regulator where the contract is delivered;

      o end the registration of Our Separate Account under the Investment Company Act of 1940;

      o operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of "interested persons" of Midland under the Investment Company Act of 1940);

      o disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance regulatory authorities, or otherwise pursuant to insurance law or regulation); and

      o operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In addition, We may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment division, then You will be notified. We may, for example, cause the investment division to invest in a mutual fund other than or in addition to the current portfolios.

You may want to transfer the amount in that investment division as a result of changes We have made. If You do wish to transfer the amount You have in that investment division to another division of Our Separate Account, then You may do so, without charge, by writing to Our Principal office. At the same time, You may also change how Your net premiums are allocated.

                     DETAILED INFORMATION ABOUT THE CONTRACT

REQUIREMENTS FOR ISSUANCE OF A CONTRACT


The maximum issue age for the base contract is 85. However, We will issue the base contract with the Shortened CDSC Rider for issue ages 86 to 90. The minimum issue age for the base contract and riders is 0.


To buy a contract, You must send Us an application form and an initial premium payment of at least $10,000 for a non-qualified contract, or $2,000 for a qualified contract. This sale must take place through a representative who is licensed and registered to sell the contract. Once We accept Your application, You will be issued a contract that sets forth precisely Your rights and Our obligations. Additional premium payments, of at least $50 may then be made payable to Midland National Life and mailed to the Principal office. If Your application is complete, then We will accept or reject it within two business days of receipt. If the application is incomplete, then We will attempt to complete it within five business days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete. Your initial premium is held in a non-interest bearing suspense account (which is part of Our general account) until Your contract is issued or Your premium is refunded.


We will allocate Your initial premium payment according to Your instructions when We receive it or accept Your application (whichever is later) at Our Principal office. See "Transaction Cut-Off Times" on page 67 for more information on calculating the next available accumulation unit value based on the type of investment division selected in Your application.


There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling agent to forward the application to Us promptly, or because of delays in determining that the contract is suitable for You. Any such delays will affect when Your contract can be issued and when Your premium payment is allocated among the investment divisions of Our Separate Account.

We offer variable annuity contracts that have different death benefits, contract features, and optional benefits. However, these other contracts also have different charges that would affect Your investment performance and accumulation value. To obtain more information about these other contracts, contact Our Principal office.

FREE LOOK

You generally have a 30-day Free Look period after You receive Your contract. You may review it and decide whether to keep or cancel it. If You cancel the contract, then You must return it to the agent who sold it to You or to Our Principal Office. If You cancel Your contract, then We will return:

1.        the accumulation value less any premium bonus credit, or
2.        if greater and if required by law, the full premium payment.

The length of the Free Look period may vary in certain states in compliance with specific regulations and legal requirements. The accumulation value will reflect both the positive and negative investment performance of the investment divisions of Our Separate Account chosen by You in the contract application.

TAX-FREE "SECTION 1035" EXCHANGES

You can generally exchange one annuity contract for another in a "tax-free exchange" under the Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both annuities carefully. Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise).

ALLOCATION OF PREMIUM PAYMENTS

You will specify Your desired premium allocation on the contract's application form. Your instructions in Your application will dictate how to allocate Your premiums. If an Investment Division is not available or requested in error, We will make inquiry about a replacement Investment Division. If We are unable to reach You or Your registered representative, We will consider the application incomplete. We may retain Your premium payment for up to 5 business days while attempting to complete the application. If the application cannot be completed within this time frame, We will inform You of the reason(s) for the delay. We will also return the premium payment immediately unless You consent to allow Us to hold the premium payment until the application is completed, in any case no longer than 19 total days. If You choose to have Us hold the premium payment, it will be held in a non-interest bearing account.

Once the completed application is received, We will allocate the payment to the Investment Divisions specified by You. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in Your application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions. We reserve the right to limit the number of investment divisions in which You can have funds invested.

Changing Your Premium Allocation Percentages

You may change the allocation percentages of Your premiums by writing to Our Principal office and telling Us what changes You wish to make. These changes will effect transactions as of the date We receive Your request at Our Principal office. Changing Your allocation instructions will not change the way Your existing contract fund is apportioned among the investment divisions. While the Dollar Cost Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise. (See "Dollar Cost Averaging" on page 73).

OPTIONAL RIDERS

There are several optional riders available under this contract for an additional charge. With some restrictions noted in the descriptions below, You may elect a combination of these riders as long as the additional mortality and expense risk charge for the combination of riders does not exceed 2.00% (so the total mortality and expense risk charge cannot exceed 3.55% currently, 3.80% on a guaranteed basis).

Some of the optional riders cannot be terminated once elected. Therefore, You should review and select optional riders carefully.


Five for Life Plus Rider
If You elect the Five for Life Plus, We guarantee that each contract year You may take withdrawals up to an amount equal to the GPA until Your GPB is depleted, even if Your accumulation value reduces to zero. This Rider also provides for an alternate guarantee during the life of the covered person (oldest owner) specified under this Rider. This alternate benefit guarantees that each contract year during the life of the covered person You may take withdrawals up to an amount equal to the LPA, even if Your accumulation value and GPB reduce to zero. The LPA is only available after the covered person has reached age 65. Both the GPA and LPA may increase with each premium payment and may be reduced if withdrawals within a contract year exceed either the GPA or LPA.

The GPA, LPA and GPB can increase by a bonus amount for the first five years after election of the rider. For each contract year in which no withdrawal is taken during the first five years after the rider is issued, a 2% bonus credit will be added to the GPB and could adjust the GPA and LPA. If total withdrawals in any of the first five contract years exceed the GPA, the bonus credit provision will be terminated and no future bonus credits will be received. Under this rider, by current Company practice, We will allow registered investment advisor fees up to 2.90% to be withdrawn each contract year and still credit the 2% bonus credit at the end of each contract year as though no withdrawal has been taken. This is not guaranteed. However, if Your contract is issued while this company practice is in effect, We guarantee that you will receive this company practice for the life of Your contract.

If the Five for Life Plus Rider is elected with the Extra Credit Rider, the GPB will reflect the premium bonus. See "Extra Credit Rider" on page 58 for more information. If either the total GPA or LPA is not withdrawn in any contract year, this amount will not carry over for withdrawals in future years.


This rider can be elected at issue or on any contract anniversary.


In exchange for this benefit, We will deduct an extra daily mortality and risk expense charge at an annual rate that is 0.65%. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract, unless You elect to "step-up" Your GPB. This charge is assessed against Your Separate Account accumulation value. The charges for this rider are listed in the "FEE TABLE" on page 31.

The GPA and LPA will be different calculated amounts. When you make a withdrawal you do not have to whether it is a GPA or LPA withdrawal. If the withdrawal taken in a contract year does not exceed the LPA, neither the LPA nor GPA will be recalculated. If the withdrawal taken exceeds the LPA but not the GPA, the LPA could be reduced and the GPA will remain the same value. If the withdrawal taken exceeds both the GPA and LPA, both the GPA and LPA could be reduced.


Step-Up Provisions:

After the rider has been inforce for five consecutive contract years and after every fifth contract anniversary thereafter, You have the option to "step-up" the GPB. You may "step-up" this rider until the earlier of the covered persons age 80 or the 30th contract anniversary after this rider is elected. This allows You to increase the GPB to equal the current accumulation value as of the eligible contract anniversary date. You have 30 calendar days after each eligible contract anniversary, to notify Us, in writing or via facsimile, that You have chosen this option. We will not accept any request to exercise the "step-up" benefit after the 30th calendar day following any eligible anniversary. You may not exercise the option to "step-up" if Your current GPB is higher than Your current accumulation value. The guaranteed maximum rider charge noted in the Fee Table only applies to the initial purchase of the rider. It does not apply if You elect to "step-up" the GPB. At the time You elect to "step-up," We may be charging more or less for this rider. Regardless of when You purchased the rider, We will charge You the current charge at the time You elect to "step-up" Your GPB. Before You decide to "step-up," You should request a current prospectus which will describe the current charge for this benefit.


Upon a Step-Up of the GPB, the GPA will equal the greater of:


1.        the current GPA before the Step-Up of the GPB; or
2.        7% multiplied by the GPB immediately after the Step-Up.


Upon a Step-Up of the GPB, the LPA will equal the greater of:

1.        the current LPA before the Step-Up of the GPB; or
2.        5% multiplied by the GPB immediately after the Step-Up.

Withdrawal Provisions:

If total Withdrawals during a contract year are less than or equal to the GPA, then the GPB will decrease by the amount of the Withdrawals. If total withdrawals during a contract year exceed the GPA, then the GPB will be automatically reset to equal the lesser of:


1.        the contract's Accumulation Value after the Withdrawal; or
2.        the GPB prior to the Withdrawal minus the amount of the Withdrawal.


If total Withdrawals during a contract year are less than or equal to the GPA, then the GPA does not change as a result of the Withdrawal. If a Withdrawal causes total Withdrawals during a contract year to exceed the GPA, then the GPA will become the lesser of:

1.        the GPA prior to the Withdrawal; or
          7% multiplied by the greater of:

            1) the contract Accumulation Value immediately after the Withdrawal; or

            2) the GPB immediately after the Withdrawal (as calculated in GPB withdrawal provision).

If total Withdrawals during a contract year are less than or equal to the LPA, then the LPA does not change as a result of the Withdrawal. If a Withdrawal causes total Withdrawals during a contract year to exceed the LPA, then the LPA will become the lesser of:


1.        the LPA prior to the Withdrawal; or
2.        5% multiplied by the greater of:

            1) the contract Accumulation Value immediately after the Withdrawal; or

            2) the GPB immediately after the Withdrawal (as calculated in GPB withdrawal provision).

Premium Payment Provisions:

Each time an additional premium is received, the GPA will equal the greater of:

1.        the current GPA before the premium; or
2.        the lesser of:

            1)    7% multiplied by the GPB after the premium; or

            2) the current GPA before the premium plus the premium payment including premium bonus (if any) multiplied by 7%.


Each time an additional premium is received, the LPA will equal the greater of:

1.        the current LPA before the premium; or
2.        the lesser of:

            1)    5% multiplied by the GPB after the premium; or

            2) the current LPA before the premium plus the premium payment including premium bonus (if any) multiplied by 5%.




Bonus Credit Provisions:

Applies to the first five contract years after election of the Five for Life Plus. At the end of each contract year in which a withdrawal was not taken, the GPB amount is increased by an amount equal to 2% of the original GPB unless there were withdrawals in any contract year that exceeded the GPA).


Upon the GPB being increased by a bonus credit, the GPA will equal the greater of:


1. the current GPA before the Bonus Credit; or 7% multiplied by the GPB immediately after the Bonus Credit.


Upon the GPB being increased by a bonus credit, the LPA will equal the greater of:

1.        the current LPA before the Bonus Credit; or
2.        5% multiplied by the GPB immediately after the Bonus Credit.


See "Appendix I" on page 101 for examples of how the Five for Life Plus works.

Under this rider, We reserve the right to restrict Investment Divisions at any time. If an Investment Division is restricted, no transfers into the restricted Investment Divisions will be allowed and no premiums may be allocated to the restricted Investment Divisions after the date of the restriction. Any amounts previously allocated to an Investment Division that is subsequently restricted will be unaffected by such restrictions. The current restrictions are:

o         --TBD--

Under this rider, We also reserve the right to limit the actual percentages allocated to certain Investment Divisions, to require that certain Investment Divisions be chosen in conjunction with other Investment Divisions, to limit transfers between existing Investment Divisions and/or to require periodic rebalancing of existing Investment Divisions to the required percentages.


If You do not elect this rider when You purchase the contract, You have 30-days from any contract anniversary date to notify Us, in writing or via facsimile, that You have chosen to elect this rider. The GPB will be equal to the accumulation value as of the eligible contract anniversary date. Any transactions that have occurred between the eligible contract anniversary date and rider election date could affect the GPB, GPA and LPA.


If Your IRS minimum distribution amount exceeds Your payment amount under the Five for Life Plus feature, You will be required to withdraw more than the Five for Life Plus payment amount to avoid the imposition of a 50% excise tax, causing a decrease in Your GPB. You should consult with and rely on Your own tax advisor before purchasing the Five for Life Plus rider with a qualified contract.

If You exercise the right to examine provision in the contract, You will not receive any portion of the GPB from the Five for Life Plus.

It is not clear whether payments made after the contract's accumulation value is zero will be taxed as withdrawals or as annuity payments. Consult with and rely upon Your own tax advisor prior to purchasing this rider. See "FEDERAL TAX STATUS" on page 82 for a general description of the taxation of withdrawals and annuity payments.


This rider will terminate:

      o upon death of the annuitant or an owner unless the contract is continued under a spousal continuation option. Spousal continuation allows the surviving spouse, if named the beneficiary, to continue receiving the GPA amount until the GPB is depleted and then the rider will terminate.

      o     if You write to Us requesting termination of the rider; or

      o     if You surrender or annuitize Your contract.

If the rider terminates in the middle of a contract year, You will still have the right to withdraw Your full GPA that year. If the rider terminates for any reason other than a full surrender of the contract, We will continue the charge against Your accumulation value until the next contract anniversary date. If You surrender Your contract in the middle of a contract year the charge will terminate at that time so You will only pay a prorated proportion of the rider charge. Once this rider has terminated it cannot be elected again at a later date.

The maximum GPB for this rider is $5,000,000. The maximum issue ages are 75 for single annuitants or owners and age 80 for joint annuitants or owners. We may consider exceptions to the maximum issue ages. Each request for age exceptions will be reviewed on a case-by-case basis. We reserve the right to request additional information in order to evaluate suitability for the annuitants or owners.


The Five for Life Plus rider may not be elected in combination with the GMIB Plus or the Estate Planning riders.

Extra Credit Rider
If You select the Extra Credit Rider, You may choose between a 3%, 4% or 5% premium bonus amount at the time You apply for the contract. We will apply a credit of 3%, 4% or 5%, depending on the amount chosen, to each premium payment that You make in the first contract year. In exchange for this credit, We will charge You an additional fee as shown in the table below.


------------------------------- -------------------------------

    Selected Premium Bonus        Current Extra Credit Rider
           Percent                          Charge

------------------------------- -------------------------------

              3%                            0.50%

------------------------------- -------------------------------

              4%                            0.65%

------------------------------- -------------------------------

              5%                            0.80%

------------------------------- -------------------------------


This charge is applied against Your Separate Account accumulation value each year during the first seven contract years. Over time, the amount of the fees may exceed the amount of the premium bonus credited. We may profit from this charge. In general, in order to receive a benefit from this rider, the Separate Account must experience a certain level of positive performance over a number of years and the contract must not be surrendered during the first seven years. Generally, the higher the first year premium and the higher the rate of return, the more advantageous the Extra Credit Rider becomes and vice versa.

Because the charge associated with the Extra Credit Rider will be assessed against the entire Separate Account value for the first seven contract years, contract owners who anticipate making additional premium payments after the first contract year should carefully examine the Extra Credit Rider and consult their financial adviser regarding its desirability. Note carefully that the charge will be assessed against the Separate Account accumulation value attributable to premium payments made in years one through seven, but no credit will apply with respect to premium payments made anytime after the first contract year.

If You exercise the right to examine provision in the contract, You will not receive any portion of the premium bonus amount. Generally, in the event of death, withdrawal, annuitization, or surrender of the contract in the first seven contract years, You or Your beneficiary(ies) will only be entitled to that portion of the premium bonus, if any, that has vested at the time the event occurs. The amount vested will increase over the seven-year period so that, in contract years 8+, You or Your beneficiary(ies) will be entitled to 100% of the premium bonus amount. However, by current Company practice, upon death of an owner or annuitiant in the first seven contract years, the vesting schedule will not be applied and Your beneficiary(ies) will receive the full bonus amount. This is not guaranteed. However, if Your contract is issued while this company practice is in effect, We guarantee that you will receive this company practice for the life of Your contract. The vesting schedule for the Extra Credit Rider is shown in the table below.


                             VESTING OF BONUS SCHEDULE

          Contract year                      Amount Of Extra Credit Vested
          -------------                      -----------------------------
                1                             4/12 of premium bonus amount
                2                             5/12 of premium bonus amount
                3                             6/12 of premium bonus amount
                4                             7/12 of premium bonus amount
                5                             8/12 of premium bonus amount
                6                             9/12 of premium bonus amount
                7                            10/12 of premium bonus amount
                8+                           12/12 of premium bonus amount


This vesting schedule does not apply to withdrawals made under the free surrender amount provision of Your contract.

Keep in mind, all withdrawals are taken on a first in, first out basis, which means withdrawals will be taken from the first premium received by Us and then the second premium received (if any), and so on until the total withdrawal amount is reached. Any withdrawals taken from premiums received in the first contract year will only be entitled to that portion of the premium bonus, if any, that has vested at the time the withdrawal is taken.


The Internal Revenue Code generally requires that any interest in a qualified contract be nonforfeitable, and it is unclear whether the optional Extra Credit Rider is consistent with those requirements. Consult a tax advisor before purchasing this rider as part of a qualified contract.

The Extra Credit Rider may not be elected in combination with the Shortened CDSC Rider.

GMIB Plus (Guaranteed Minimum Income or Accumulation Benefit) Rider
If You elect the GMIB Plus rider, We guarantee that, after the rider has been inforce for at least 10 years, We will pay You a GMIB if You elect to annuitize Your contract, and, on the 15th contract anniversary after the rider has been inforce, Your accumulation value will be increased to equal the GMAB, if it is higher than Your accumulation value.


This rider can be elected at the time of issue or on any contract anniversary after issue for an additional charge. The rider must be inforce for a minimum of 10 years before any benefit is available.


The current charge for this rider is 0.50% of accumulation value per year and is guaranteed not to exceed 1.00% per year. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

On the 15th contract anniversary after this rider has been inforce (and only on this date), Your contract's accumulation value will be increased to the GMAB if Your contract's accumulation value is less than the GMAB on that date.

If the rider is elected at issue, the initial GMAB will equal the initial premium payment. If this rider is elected along with the Extra Credit Rider at the time of issue, the GMAB will reflect the premium bonus credited to Your contract. If the GMAB is elected at a later date, the initial GMAB is equal to the current Accumulation Value.

The GMAB on the 15th contract anniversary after this rider has been inforce will equal:


1.        Initial GMAB; plus

2.        Subsequent premium payments after rider election, if any; minus
3.        Adjustments for partial surrenders after rider election, if any.

The GMAB adjustment for partial surrenders is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 5% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one-contract year exceed the 5% reduction level, the partial surrender amount above this level will reduce the GMAB benefit by the same proportion that the partial surrender amount above the 5% level reduced the accumulation value at the time the partial surrender was taken.


If You must take IRS minimum required distributions before the rider has been inforce for ten years, Your GMAB amount will be reduced. Consult with and rely on Your own tax advisor if You are considering purchasing this rider with a qualified contract.


If the rider is elected at issue, the initial GMIB accumulated value will equal the initial premium payment. If this rider is elected along with the Extra Credit Rider at the time of issue, the GMIB accumulated value will reflect the premium bonus credited to Your contract. If the GMIB Plus Rider is elected at a later date, the initial GMIB accumulated value is equal to the current accumulation value.


If You elect to annuitize Your contract anytime after the 10 year waiting period then, except with respect to certain Investment Divisions as noted below, the GMIB accumulated value will equal the greater of:


          (a) the GMIB roll-up benefit; or
          (b) the GMIB annual step-up benefit.

GMIB roll-up benefit means the initial GMIB accumulated value at the time this rider is issued compounded at a rate of 5% annually until the contract anniversary after the earlier of the owner or annuitant's 80th birthday. The GMIB roll-up benefit is increased each time a premium payment is received after the date the rider is issued and is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 5% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 5% reduction level, the partial surrender amount above this level will reduce the GMIB roll-up benefit by the same proportion that the partial surrender amount above the 5% level reduced the accumulation value at the time of the partial surrender.

The GMIB annual step-up benefit equals the initial GMIB accumulated value at the time this rider is elected. The GMIB annual step-up benefit is recalculated on the first contract anniversary after rider election and every contract anniversary thereafter, until the contract anniversary after the owner's or annuitant's 80th birthday. The annual step-up benefit on each contract anniversary is the greater of the current annual step-up benefit or the accumulation value on that contract anniversary. The current annual step-up benefit is the previous anniversary step-up benefit adjusted for any premiums and withdrawals that have occurred over the contract year. The annual step-up benefit calculated on the contract anniversary applies until the next contract anniversary, or until You make a subsequent premium payment or partial surrender at which time it will recalculate. Any subsequent premium payments will immediately increase the annual step-up benefit. Any partial surrender will immediately decrease the annual step-up benefit. The annual step-up benefit is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 5% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 5% reduction level, the partial surrender amount above this level will reduce the GMIB step-up benefit by the same proportion that the partial surrender amount above the 5% level reduced the accumulation value at the time the partial surrender was taken. The partial surrender decrease on the annual step-up benefit could be more or less than the dollar amount withdrawn.

Certain investment divisions within the Separate Account will have a 0% rate for determining the GMIB roll-up benefit. If money is allocated in an investment division with a 0% rate, the GMIB roll-up benefit will be less than it would be if no money were allocated in these investment divisions. The investment divisions with the 0% rate are:

      o         Rydex VT U.S. Government Money Market Fund
      o         --others TBD--

We reserve the right to restrict Investment Divisions at any time when this rider is elected. If an Investment Division is restricted and the GMIB Plus rider has been elected, no transfers into the restricted Investment Divisions will be allowed and no premiums may be allocated to the restricted Investment Divisions after the date of the restriction. Any amounts previously allocated to an Investment Division that is subsequently restricted will be unaffected by such restriction. The restricted Investment Divisions currently are:


      o         -- TBD --


The GMIB accumulated value is only used to determine the GMIB income payment upon annuitization of Your contract under the terms of this rider and is not an accumulation value that can be withdrawn as a full or partial surrender. However, the GMAB is a value that can be withdrawn as a full surrender. After the 10-year waiting period and upon annuitization, the GMIB income payment amount will be the greater of:


      o the income payment available to You under the base contract without the GMIB, or;

      o the GMIB accumulated value multiplied by the GMIB income factor and then dividing by 1,000.

The GMIB income factor equals the base contract's payout factors used in the contract form under "Settlement Options" with an 8-year age set-back. An age set-back results in lower payments than without an age set-back and the difference could be substantial.

The income payout options (both fixed and variable) available to You under this rider are:


      o Income for life only (single life or joint life with full survivorship)

      o     Income for life with 10 year certain (single life only).


Once elected, this rider cannot be terminated. This rider will only terminate:

      o on upon the death of the annuitant or an Owner unless the contract is continued under a spousal continuation option (spousal continuance option allows a surviving owner's spouse, if named the beneficiary, to continue the contract as the new owner); or

      o     if You surrender Your contract.


If You surrender Your contract in the middle of a contract year the charge will terminate at that time so You will only pay a prorated portion of the rider charge. Once this rider has terminated it cannot be elected again at a later date.


The maximum issue age for this rider is 75. The maximum annuitization age for this rider is 85.


You should note that the GMIB Plus rider is designed to provide a type of insurance that serves as a safety net only in the event Your accumulation value declines significantly due to negative investment performance. Depending on the performance of Your Investment Divisions, purchase of the GMIB Plus rider may not result in You receiving larger annuity payments or having a higher accumulation value than if You had not purchased the GMIB Plus rider.

This rider may not be elected in combination with the Five for Life Plus rider.

See "Appendix II" on page 101 for examples of how the GMIB Plus rider works.

GMDB Plus (Enhanced Guaranteed Minimum Death Benefit) Rider
If You elect the GMDB Plus rider on Your application, then We will guarantee, upon the death of the annuitant or an owner, We will pay the appropriate beneficiary a minimum death benefit amount based on the option You select at the time of application. Only one option can be selected. This rider can only be elected at the time of issue and, once elected, the death benefit option You select cannot be changed after issue.

The extra charge for this rider currently varies from 0.15% to 0.45% per year. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.


The minimum death benefit options available under this rider are:


          GMDB Plus 3% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:


      o     the death benefit available to You under the base contract; or

      o     the roll-up benefit with a 3% annual interest rate.

There is an additional mortality and expense risk charge for this option, currently 0.15% but guaranteed not to exceed 0.45%.


          GMDB Plus 6% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:


      o     the death benefit available to You under the base contract; or

      o     the roll-up benefit with a 6% annual interest rate.

          There is an additional mortality and expense risk charge for this option, currently 0.40% but guaranteed not to exceed 0.80%.

          Annual Step-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:


      o     the death benefit available to You under the base contract; or

      o     the GMDB Plus annual step-up benefit; or


          There is an additional mortality and expense risk charge for this option, currently 0.20% but guaranteed not to exceed 0.50%.


          GMDB Plus Annual Step-Up With 3% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

      o     the death benefit available to You under the base contract; or

      o     the EGMDB annual step-up benefit; or

      o     the roll-up benefit with a 3% annual interest rate.


          There is an additional mortality and expense risk charge for this option, currently 0.25% but guaranteed not to exceed 0.55%.


          GMDB Plus Annual Step-Up With 6% Roll-Up Benefit: This option guarantees that the minimum death benefit amount payable will be the greater of:

      o     the death benefit available to You under the base contract; or

      o     the GMDB Plus annual step-up benefit; or

      o     the roll-up benefit with a 6% annual interest rate.

          There is an additional mortality and expense risk charge for this option, currently 0.50% but guaranteed not to exceed 0.85%.

GMDB Plus roll-up benefit means the initial premium at the time this rider is elected compounded at the specified roll-up interest rate (limited to an additional 100% of premiums with adjustments for partial surrenders or until age
85). For the purposes of this rider, if You elected the Extra Credit Rider at the time the contract was issued, the amount of the bonus You received will not be included as part of Your initial benefit amount. The roll-up benefit is increased each time a premium payment is received and is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above the 6% level will reduce the GMDB Plus roll-up benefit by the same proportion that the partial surrender amount above the 6% level reduced the Accumulation Value at the time of the partial surrender.

The GMDB Plus annual step-up benefit initially equals the initial premium at the time this rider is elected. For the purposes of this rider, if You elected the Extra Credit Rider at the time the contract was issued, the amount of the bonus You received will not be included as part of Your initial premium amount. The GMDB Plus annual step-up benefit is recalculated on the first contract anniversary after rider election and every contract anniversary thereafter, until the contract anniversary after the owner's or annuitant's 85th birthday. The annual step-up benefit on the contract anniversary is the greater of the current annual step-up benefit or the accumulation value on that contract anniversary. The current annual step-up benefit is the previous anniversary step-up benefit adjusted for any premiums and withdrawals that have occurred over the contract year. The annual step-up benefit calculated on the contract anniversary applies until the next contract anniversary, or until You make a subsequent premium payment or partial surrender at which time it will recalculate. Any subsequent premium payments will immediately increase the annual step-up benefit. The annual step-up benefit is reduced on a dollar for dollar basis each time a partial surrender is taken until there is a reduction of 6% of the accumulation value as of the contract's last anniversary. If the total partial surrenders in any one contract year exceed the 6% reduction level, the partial surrender amount above this 6% level will reduce the GMDB Plus step-up benefit by the same proportion that the partial surrender amount above the 6% level reduced the accumulation value at the time of the partial surrender.

Certain investment divisions within the Separate Account will have a 0% rate for determining the GMDB Plus Roll-up Benefit. If money is allocated in an investment division with a 0% rate, the GMDB Plus roll-up benefit will be less than it would be if no money were allocated in these investment divisions. The investment divisions with a 0% rate under this rider include:

      o     Rydex VT U.S. Government Money Market Fund

      o     -- others TBD--


Once elected, You cannot terminate this rider. This rider will only terminate:

      o upon the death of the annuitant or an owner unless the contract is continued under a spousal continuation option (spousal continuance option allows a surviving owner's spouse, if named the beneficiary, to continue the contract as the new owner); or

      o     if You surrender the contract.


If You surrender Your contract in the middle of a contract year the charge will terminate at that time so You will only pay a prorated portion of the rider charge. Once this rider has terminated it cannot be elected again at a later date.


The maximum issue age for this rider is 75.


You should note that the GMDB Plus rider is designed to provide a type of insurance that serves as a safety net only in the event Your accumulation value declines significantly due to negative investment performance. Depending on the performance of Your investment divisions, the purchase of this rider may not result in Your beneficiary receiving a larger death benefit than if You had not purchased the GMDB Plus rider.

Shortened CDSC (Contingent Deferred Sales Charge) Rider
If You elect this rider on Your application, You have three choices regarding the duration of the surrender charge period (the number of years the surrender charge remains in effect). You have the option of shortening the regular surrender charge period of seven years to four years, three years or none (no surrender charge). There is an extra charge for this rider as noted in the "FEE TABLE" on page 31. The amount of the charge depends on which shorter period You choose. The charge is a percentage of the average daily accumulation value, and the charge remains in effect until the contract is terminated.

You can elect this rider only when You purchase the contract.

This rider cannot be elected in combination with the Extra Credit Rider.


          Four-Year Surrender Charge Period:

          The schedule for the four-year surrender charge period is as follows:


        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4                          5%
                 5+                         0%


          Three-Year Surrender Charge Period:

          The schedule for the three-year surrender charge period is as follows:


        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4+                         0%


          Zero Year Surrender Charge Period


The "zero year" surrender charge period means there is no surrender charge, even in the first contract year.



Estate Planning Rider
If You elect this rider on Your application, then We will provide an extra death benefit of 40% of the gain (if any) in this contract upon the death of the annuitant or an owner prior to the maturity date. Gain is calculated by comparing Your net premiums to Your accumulation value at the time of Your death. This rider is only available for non-qualified contracts.


This rider may not be elected in combination with the Five for Life Plus rider.


The maximum extra death benefit is limited to 50% of the net premiums. If You have no gain when the death benefit is calculated, then Your beneficiary will receive no benefit. For either the oldest owner or annuitant the maximum issue age for this rider is age 75.

We will deduct an additional daily charge against Your Separate Account accumulation value (until the maturity date) at the annual rate listed in the Fee Table. We continue to deduct this charge even during periods when there is no gain on the accumulation value and, therefore, no benefits available.


Mutually Exclusive Riders

As indicated above, some of the riders are mutually exclusive and cannot be selected with certain of the other riders. The following chart sets out which rider(s) You may not select if You select one of the mutually exclusive riders:


----------------------------------- --------------------------------------------

Rider:                              Incompatible Riders:

----------------------------------- --------------------------------------------

Five for Life Plus Rider            GMIB Plus Rider
                                    Estate Planning Rider

----------------------------------- --------------------------------------------

Extra Credit Rider                  Shortened CDSC Rider

----------------------------------- --------------------------------------------

GMIB Plus Rider                     Five for Life Plus Rider

----------------------------------- --------------------------------------------

GMDB Plus Rider                     N/A

----------------------------------- --------------------------------------------

Shortened CDSC Rider                Extra Credit Rider

----------------------------------- --------------------------------------------

Estate Planning Rider               Five for Life Plus Rider

----------------------------------- --------------------------------------------


YOUR ACCUMULATION VALUE

Your accumulation value is the sum of Your amounts in the various investment divisions of Our Separate Account. Your accumulation value reflects the investment performance of the portfolios in the investment divisions, any premium payments made, any surrenders, any transfers, withdrawals, and any charges assessed in connection with the contract. There is no guaranteed minimum accumulation value. You bear the investment risk. An investment division's performance will cause Your accumulation value to go up or down. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our Separate Account are reflected daily.

Transaction Cut-Off Times

We have established specific cut-off times that will allow Us to process Your financial transaction requests as of the end of each valuation period. The deadline depends on the type of financial transaction, method used for submitting the transaction requests, and type of investment division (2x Fund or a non-2x Fund).

Financial transactions must be in good order. Financial transactions include premium payments, death benefits, full or partial surrender requests, transfer requests, dollar cost averaging programs, portfolio rebalancing, and systematic withdrawals. The following transaction cut-off times have been established in order to allow Us sufficient time to process Your transaction request:


--------------------- ------------------------- --------------------------------- ---------------------------------

Method                Fund                      Morning Cut-off                   Afternoon Cut-Off

--------------------- ------------------------- --------------------------------- ---------------------------------

By Mail               All Funds                 Not Available                     2:00 p.m. Central Time

--------------------- ------------------------- --------------------------------- ---------------------------------

By Fax                All Funds                 Not Available                     2:00 p.m. Central Time

--------------------- ------------------------- --------------------------------- ---------------------------------

By Phone              2x Funds                  9:00 a.m. Central Time            2:00 p.m. Central Time
                      Non-2x Funds              Not Available                     2:00 p.m. Central Time

--------------------- ------------------------- --------------------------------- ---------------------------------

By Internet*          2x Funds                  9:20 a.m. Central Time            2:35 p.m. Central Time
                      Non-2x Funds              Not Available                     2:35 p.m. Central Time

--------------------- ------------------------- --------------------------------- ---------------------------------


*Only transfer requests submitted by a registered investment advisor authorized to act on Your behalf will be accepted via the internet.

For all investment divisions, premium payments, death benefits, completed full or partial surrender requests, scheduled Dollar Cost Averaging, Portfolio Rebalancing, and Systematic Withdrawal transactions received at Our Principal Office by 2:00 p.m. Central Time on a business day will receive the accumulation unit value calculated at the close of that day's regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Premium payments, death benefits, completed full or partial surrender requests, scheduled Dollar Cost Averaging, Portfolio Rebalancing, and Systematic Withdrawal transactions received at Our Principal Office after 2:00 p.m. Central time will receive the accumulation unit value calculated at of the close of the regular trading session of the New York Stock Exchange on the next business day. See definition of "Business Day" on page 14.

The cut-off times for completed transfer requests varies depending on the medium used to transmit Your request and the type of investment division involved in the transfer.

For all investment divisions, transfer requests submitted by mail or fax that are received at Our Principal Office by 2:00 p.m. Central Time on a business day will receive the accumulation unit value calculated at the close of that day's regular trading on the New York Stock Exchange (generally 3:00 p.m. Central
Time). Transfer requests submitted by mail or fax that are received at Our Principal Office after 2:00 p.m. Central time will receive the accumulation unit value calculated at of the close of the regular trading session of the New York Stock Exchange on the next business day. See definition of "Business day" on page 14.

For all investment divisions except 2x Funds, transfer requests submitted by phone or internet received at Our Principal Office by 2:00 p.m. Central Time on a business day will receive the accumulation unit value calculated at the close of that day's regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Transfer requests submitted by phone or internet that are received at Our Principal Office after 2:00 p.m. Central time will receive the accumulation unit value calculated at of the close of the regular trading session of the New York Stock Exchange on the next business day. See definition of "Business day" on page 14.

The 2x Funds are valued twice a day for transfer requests received by phone or internet, once in the morning and once in the afternoon on each business day. The morning valuation period only applies for internet or phone transfer requests from one 2X Fund to another. If the internet or phone transfer request includes any other investment division that is not part of the 2X Fund group, there is only one valuation period, from the close of regular trading on the New York Stock Exchange on one business day to the close of regular trading on the New York Stock Exchange on the next business day. See definition of "Business day" on page 14.

For transfer requests from one 2x Fund to another received by phone at Our Principal Office before 9:00 a.m. Central Time on any business day and after 2:00 p.m. Central Time on the previous business day will receive the accumulation unit value calculated at the close of that mornings valuation period (usually 9:45 a.m. Central Time). Transfer requests from one 2x Fund to another received at Our Principal Office after 9:00 a.m. Central Time on any business day and before 2:00 p.m. Central Time on that same business day will receive the accumulation unit value calculated at the close of that day's regular trading session of the New York Stock Exchange (usually 3:00 p.m. Central Time). See definition of "Business day" on page 14.

Generally, for transfer requests from one 2x Fund to another, We extend the cut-off time to 25 minutes prior to the valuation time (generally 9:20 a.m. Central Time for the morning valuation period and 2:35 p.m. Central Time for the afternoon valuation period) only for transfer requests submitted electronically through the Company's internet web site. Only a registered investment advisor authorized by You to make transfers on Your behalf can submit transfer requests via the internet. See "Transfers of Accumulation Value" below.


Transfers of Accumulation Value
You generally may transfer amounts among the investment divisions prior to maturity date.


You may make an unlimited number of transfers of accumulation value in each contract year prior to the maturity date (subject to the "Transfer Limitations" on page 70).


The minimum transfer amount is $200 or 100% of an investment division if less than $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum.


See the definition of business day and valuation period in the "DEFINITIONS" section on page 14. See "Transaction Cut-Off Times" above.

After annuitization (the maturity date), You can make only two transfers per contract year.


We reserve the right to terminate, modify, and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific contract owners if required by Our business judgment or in accordance with applicable law.

TRANSFER LIMITATIONS

Frequent, large, programmed, or short-term transfers among investment divisions, such as those associated with "market timing" transactions, can adversely affect the portfolios and the returns achieved by contract owners. In particular, such transfers may dilute the value of the portfolios' shares, interfere with the efficient management of the portfolios' investments, and increase brokerage and administrative costs of the portfolios. In order to try to protect Our contract owners and the portfolios from potentially harmful trading activity, We have implemented certain market timing policies and procedures (the "market timing procedures"). Our market timing procedures are designed to detect and prevent frequent or short-term transfer activity among the investment divisions of the Separate Account that may adversely affect other contract owners or portfolio shareholders.


More specifically, currently Our market timing procedures are intended to detect potentially harmful trading or transfer activity by monitoring for any two interfund transfer requests on a contract within a five business day period, in which the requests are moving to and from identical subaccounts (for example, a transfer from American Century VP Income & Growth Fund to Rydex U.S. Government Money Market Fund, followed by a transfer from Rydex U.S. Government Money Market Fund back to American Century VP Income & Growth Fund within five business days).

We review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. When We identify a second trade within five days of the first, We will review those transfers (and other transfers in the same contract) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if We believe that the activity is potentially harmful, We will suspend that contract's transfer privileges and We will not accept another transfer request for 14 business days. We will attempt to inform the contract owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their transfer privilege is suspended for 14 days. If We do not succeed in reaching the contract owner or registered representative by phone, We will send a letter by first class mail to the contract owner's address of record.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, We will take appropriate action to protect others. In particular, We may, and We reserve the right to, reject or reverse a potentially harmful transfer. If so, We will inform the contract owner and/or registered representative. The contract owner will bear any investment loss involved in a reversal.


To the extent permitted by applicable law, We reserve the right to delay or reject a transfer request at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of their shares on the part of the managers of the investment portfolios as a result of their own policies and procedures on market timing activities or other potentially abusive transfers. If this occurs, We will attempt to contact You by telephone for further instructions. If We are unable to contact You within 5 business days after We have been advised that Your transfer request has been refused or delayed by the investment portfolio manager, the amount intended for transfer will be retained in or returned to the originating investment division. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In Our sole discretion, We may revise Our market timing procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other contract owners or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change Our parameters to monitor for a different number of transfers with different time periods, and We may include other factors, such as the size of transfers made by contract owners within given periods of time, as well as the number of "round trip" transfers into and out of particular investment divisions. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, We may aggregate transfers made in two or more contracts that We believe are connected (for example, two contracts with the same owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

We do not include transfers made pursuant to the dollar cost averaging program and portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment division to investment division, and may be more restrictive with regard to certain investment divisions than others. We may not always apply these detections methods or limitations to investment divisions investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all contract owners that We believe might otherwise engage in trading activity that is harmful to others. For example, We might only accept transfers by original "wet" contract owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future. Without limiting the generality of the forgoing, We do not intend to apply these frequent trading detection methods or restrictions to the Rydex VT investment divisions (excluding the Rydex VT Sector Rotation Fund) because these investment divisions are designed for frequent transfers. See the prospectuses for these portfolios for more information.

Contract owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the contract may also limit Our ability to restrict or deter harmful transfers. Furthermore, the identification of contract owners determined to be engaged in transfer activity that may adversely affect other contract owners or portfolios' shareholders involves judgments that are inherently subjective. Accordingly, despite Our best efforts, We cannot guarantee that Our market timing procedures will detect every potential market timer. Some market timers may get through Our controls undetected and may cause dilution in unit values for others. We apply Our market timing procedures consistently to all contract owners without special arrangement, waiver, or exception. We may vary Our market timing procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

SURRENDERS

You may withdraw all or part of Your surrender value by sending Us a written request at Our Principal office. The surrender value is the Separate Account accumulation value less non-vested premium bonus (if any), minus any applicable surrender charges and annual maintenance fee. In some states a premium tax charge may also be deducted. (Surrenders may be restricted by a retirement plan under which You are covered.) Partial surrenders from an investment division must be made in amounts of $500 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500. If a partial surrender results in less than $500 remaining, then the entire accumulation value must be withdrawn. For a full surrender, You must send in Your contract with Your surrender request.

Any applicable surrender charge, non-vested premium bonus (if any), and any required tax withholding will be deducted from the amount paid. In addition, upon full surrender an annual maintenance fee (and possibly a premium tax charge) may be subtracted.


Completed surrender requests received at Our Principal office are priced at the next available accumulation unit value. See "Transaction Cut-Off Times" on page 67.


We will generally pay the surrender amount from the Separate Account within seven days after We receive a properly completed surrender request in good order. We may defer payment for a longer period only when:

      o trading on the New York Stock Exchange is restricted as defined by the SEC;

      o the New York Stock Exchange is closed (other than customary weekend and holiday closing);

      o an emergency exists as defined by the SEC as a result of which disposal of the Separate Account's securities or determination of the net asset value of each investment division is not reasonably practicable; or

      o for such other periods as the SEC may by order permit for the protection of owners.


See "When We Pay Proceeds From This Contract" on page 94.


If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this contract is delivered.

Unless You specify otherwise, Your partial surrender will be allocated among all investment divisions in the same proportion as Your accumulation value bears to each investment division. This allocation is subject to minimum amount requirements.


The surrender charge will be determined without reference to the source (the investment division) of the partial surrender. The charge will be based on the length of time between premium payments and surrenders. (See "Surrender Charges on Surrenders" on page 78.)

A surrender will generally have Federal income tax consequences that can include income tax penalties and tax withholding. You should consult Your tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 82.)


Surrenders may be restored under certain types of qualified contracts. If allowed, the restoration will be effective as of the date that surrender proceeds are returned to Midland National.


Under certain types of retirement arrangements, the Retirement Equity Act of 1984 provides that, in the case of a married participant, a surrender request must include the consent of the participant's spouse. This consent must contain the participant's signature and the notarized or properly witnessed signature of the participant's spouse. These spousal consent requirements generally apply to married participants in most qualified pension plans, including plans for self-employed individuals that are considered employee pension benefit plans under the Employee Retirement Income Security Act of 1974 (ERISA). You should check the terms of Your retirement plan and consult with a tax advisor before making a surrender. (See "FEDERAL TAX STATUS" on page 82.)


DOLLAR COST AVERAGING

Generally, the Dollar Cost Averaging (DCA) program enables You to make monthly or quarterly transfers of a predetermined dollar amount from the DCA source account (any investment division) into one or more of the investment divisions.

The DCA program may reduce the impact of market fluctuations by allocating monthly or quarterly, as opposed to allocating the total amount at one time. Since We transfer the same dollar amount to Investment Divisions each month or quarter, more units of an Investment Division are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, We cannot guarantee this. This plan of investing does not insure a profit or protect against a loss in declining markets, and You should consider Your tolerance for investing through periods of fluctuating price levels. The minimum monthly or quarterly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. You must complete the proper request forms and send them to Our Principal office, and there must be a sufficient amount in the DCA source account. You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account. Copies of the DCA request form can be obtained by contacting Us at Our Principal office. The DCA election will specify:

      o     the DCA source account from which transfers will be made,

      o that any money received with the form is to be placed into the DCA source account,

      o the total monthly or quarterly amount to be transferred to the other investment divisions, and

      o how that monthly or quarterly amount is to be allocated among the investment divisions.


The DCA request form must be received with any premium payment You intend to apply to DCA. Once You elect DCA, additional net premiums can be allocated into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.


Any net premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.

If it is requested when the contract is issued, then DCA will start at the beginning of the second contract month. If it is requested after issue, then DCA will start at the beginning of the next contract month after the request is received. DCA will not begin until the end of the free look period.

DCA automatically terminates on the maturity date.

You may stop the DCA program at any time by sending Us written notice. We reserve the right to modify, suspend, or end the DCA program by sending You one month's written notice. We may in the future offer additional Investment Divisions or withdraw any Investment Division from the Dollar Cost Averaging program.

We do not charge any specific fees for You to participate in a DCA program.

PORTFOLIO REBALANCING

The Portfolio Rebalancing option allows contract owners, who are not Dollar Cost Averaging, to have Us automatically reset the percentage of accumulation value allocated to each investment division to a pre-set percentage level on a monthly, quarterly, semi-annual, or annual basis. The Portfolio Rebalancing option is subject to the transfer limitations. Portfolio Rebalancing will not occur during the Free Look period. If You elect this option, then on the date of each month or quarter that is the same as Your contract anniversary date, We will transfer the amounts needed to "rebalance" the accumulation value to Your specified percentages. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.

Portfolio Rebalancing will remain in effect until We receive Your written termination request. We reserve the right to end the Portfolio Rebalancing option by sending You one month's notice. Contact Us at Our Principal office to elect the Portfolio Rebalancing option.


There is no charge for Portfolio Rebalancing.


SYSTEMATIC WITHDRAWALS

The Systematic Withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically. These payments can be made only: (1) while the annuitant or owner is living, (2) before the maturity date, and (3) after the Free Look period. You may elect this option by sending a properly completed Preauthorized Systematic Withdrawal Request Form to Our Principal office. You may designate the systematic withdrawal amount or the period for systematic withdrawal payments. You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See Your contract for details on systematic withdrawal options and when each begins.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then We will process Your withdrawal at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment divisions.

You can stop or modify the systematic withdrawals by sending Us a written request. A proper written request must include the consent of any effective assignee or irrevocable beneficiary, if applicable.


Each systematic withdrawal must be at least $200. Each request for withdrawal of amounts less than $200 will be reviewed on a case-by-case basis. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds plus any applicable surrender charge. (See "Surrender Charges on Surrenders" on page 78). The surrender charge applies to systematic withdrawals in excess of the free surrender amount in the same manner as it applies to other partial surrenders. The Extra Credit Rider vesting schedule also applies.

By current Company practice, systematic withdrawals taken to satisfy IRS required minimum surrenders and paid under a life expectancy option will not be subject to a surrender charge. We reserve the right to change this practice in the future. However, if Your contract is issued while this company practice is in effect, We guarantee that You will receive this company practice for the life of Your contract. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount. Any systematic withdrawal that would equal or exceed the surrender value will be treated as a complete surrender. In no event will the payment of a systematic withdrawal exceed the surrender value. The contract will automatically terminate if a systematic withdrawal causes the contract's surrender value to equal zero. (See the "Five for Life Plus Rider" on page 20 and "GMIB Plus (Guaranteed Minimum Income or Accumulation Benefit) Rider" on page 60 for additional information on withdrawals in excess of any guaranteed amounts.)


To the extent, if any, that there is gain in the contract, systematic withdrawals generally are included in the contract owner's gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 1/2. Additional terms and conditions for the systematic withdrawal program are set forth in Your contract and in the application for the program.

FREE SURRENDER AMOUNT


You may withdraw up to 10% of Your accumulation value as of the most recent contract anniversary each contract year without incurring a surrender charge in each contract year. Partial surrenders made to pay the fees of Your registered investment advisor, up to 2.90% of Your accumulation value, will be considered a free surrender amount in addition to the 10%. Any registered investment advisor fee above this 2.90% will be reviewed on a case-by-case basis for free surrender considerations. The free surrender amount can be taken in multiple withdrawals each contract year until the full 10% (or 12.90% if a portion of the amount is being used to pay registered investment advisor fees) has been withdrawn. The optional riders will not impact the amount of free surrender amount available under Your base contract.

If this option is not exercised or if less than the available free surrender amount is withdrawn, any unused amount will not be carried over to a subsequent contract year. Under non-qualified contracts, gain, if any, is withdrawn first for tax purposes and is taxed as ordinary income. A withdrawal may have Federal income tax consequences that can include income tax penalties and tax withholding. (See "FEDERAL TAX STATUS" on page 82.)


Waiver of Surrender Charges for Nursing Home Confinement Rider
This rider will be attached to all contracts issued to annuitants aged 75 or less at no additional charge. After the first contract year, We guarantee that this rider will increase the annual free surrender amount available under this contract from 10% of Your accumulation value to 20% if the annuitant is confined to a qualified nursing care center for a period of at least 90 days providing that the confinement is medically necessary. If there are joint annuitants, this Rider may be exercised once for either the first or second annuitant to become confined to a qualified nursing care center, but not for both.

Qualified nursing care centers are defined in the rider attached to Your contract. We will require proof of confinement prior to authorizing this benefit.

This rider will terminate immediately upon the earliest of:

o         Exercising the benefit for a covered annuitant;
o         Termination of the base annuity;
o         Maturity of the base annuity;
o The date We receive Your written notice requesting termination of the rider; or
o Death of the annuitant or an owner unless the contract is continued under a spousal continuance option and this rider has not previously been exercised. Spousal continuance allows a surviving owner's spouse, if named the beneficiary of the base annuity contract, to continue the contract as the new owner.

DEATH BENEFIT

If the annuitant or an owner dies before the maturity date and while the contract is still inforce, We will pay the death benefit to the beneficiary once We receive (at Our Principal office) satisfactory proof of the annuitant's or owner's death, an election of how the death benefit is to be paid, and any other documents or forms required. Once You choose a Death Benefit, You cannot change it.

If the annuitant, who is not an owner, dies prior to the maturity date, the death benefit must be paid within one year of the annuitant's death. For joint annuitants the death benefit is paid upon the second death.

If an owner dies prior to the maturity date, then the death benefit must be paid within 5 years of the owner's death (other than amounts payable to, or for the benefit of, the surviving spouse of the owner). For joint owners the death benefit is paid upon the first death.

The value of the death benefit, as described below, will be determined based on the accumulation value on the business day that Our Principal office receives proof of death, an election of how the death benefit is to be paid and any other documents or forms required.

Unless a payment option is selected and all other required forms and documentation are received within 90 days after We receive proof of death, the death benefit will be paid as a lump sum calculated as of that date.

When a death benefit is paid on the death of the annuitant and a payment option is selected within 60 days after the annuitant's death, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

When a death benefit is paid on the death of an owner or a joint owner and a payment option is selected, the payment option must be an annuity for the life of the payee or for a period extending no longer than the payee's life expectancy, and payments must begin within one year of the date of death.

If the annuitant or an owner dies on or after the maturity date, then any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the annuitant's or owner's death. Other rules relating to distributions at death apply to qualified contracts.

If joint owners or joint annuitants die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first. In the event of simultaneous death of the owner and the annuitant, the owner is presumed to have died first, and the owner's beneficiary would be paid the death benefit.

If the oldest owner or annuitant is less than age 81 at the time of issue, the death benefit paid to the beneficiary will be the greatest of:

      1. the accumulation value when We receive due proof of death, an election of how the death benefit is to be paid and any other documentation or forms required; or

            100% of the total premium payments made to Your contract minus adjustments for partial surrenders. Adjustments for partial surrenders will reduce the death benefit in the same proportion that the partial surrender reduced the accumulation value at the time of the partial surrender.

If the oldest owner or annuitant is age 81 or older at the time of issue, the death benefit paid to the beneficiary will be the accumulation value when We receive due proof of death, an election of how the death benefit is to be paid and any other required documentation or forms.

If the annuitant or an owner dies on or after the maturity date, We will pay any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, at least as rapidly as the benefits were being paid at the time of the annuitant's or owner's death. Other rules relating to distributions at death apply to qualified contracts.

Naming different persons as owner and annuitant can affect whether the death benefit is payable, the amount of the benefit, and who will receive it. Use care when naming owners, annuitants, and beneficiaries, and consult Your registered representative if You have questions.

Premium taxes may be deducted from the death benefit proceeds and We may retain any non-vested portion of the premium bonus.

PAYMENT OF DEATH BENEFITS

In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account" for the beneficiary, in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our fixed account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of Our fixed account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Account.

                          CHARGES, FEES AND DEDUCTIONS

SURRENDER CHARGES ON SURRENDERS


We may deduct a surrender charge from any full or partial surrender (including a surrender to effect an annuity and on systematic withdrawals) that exceeds the free surrender amount. This charge partially reimburses Us for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses. If the surrender charge is insufficient to cover all distribution expenses, then the deficiency will be met from Our surplus that may be, in part, derived from mortality and expense risks charges (described below). For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any (and without regard to allocations of premiums or surrenders among investment divisions). Premium payments are considered withdrawn in the order that they were received. There is no surrender charge on the investment earnings (if any) withdrawn. The Optional Riders (excluding the Shortened CDSC Rider) will not impact the amount of surrender charges under Your base contract.


The length of time between each premium payment and surrender determines the amount of the surrender charge.

The charge is a percentage of the premiums withdrawn and equals:

        Length of Time from
          Premium Payment               Surrender
         (number of years)                Charge
         -----------------                ------
                 1                          7%
                 2                          7%
                 3                          6%
                 4                          5%
                 5                          4%
                 6                          3%
                 7                          2%
                 8+                         0%


At the time of withdrawal, if Your accumulation value is less than Your net premium, the surrender charge will still be assessed against the full remaining net premium amount. See "Surrender Charge" on page 34.

Under Midland National's current Company practice, amounts withdrawn under the contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. We reserve the right to change this practice in the future. However, if Your contract is issued while this company practice is in effect, We guarantee that You will receive this company practice for the life of Your contract. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount.


MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge for mortality and expense risks at an effective annual rate that ranges from 0.85% up to 1.10% of the accumulation values in the Separate Account. The amount of this charge is based on the accumulation value. If Your accumulation value is less than $25,000, the mortality and expense risk charge is 1.10% of the accumulation value. If Your accumulation value is equal to or greater than $25,000 but less than $100,000, the mortality and expense risk charge is 0.95% of the accumulation value. If Your accumulation value is $100,000 or more, the mortality and expense risk charge is 0.85% of the accumulation value.

At the beginning of each contract month, the mortality and expense risk charge will be determined. Therefore, the mortality and expense risk charge may vary from month to month depending on the accumulation value determined at the beginning of each contract month but is guaranteed never to be more than 1.10% on the base contract.

This charge compensates Us for assuming certain mortality and expense risks and for certain expenses. The investment division's accumulation unit values and annuity unit values reflect this charge. We expect to profit from this charge. We may use the profit for any purpose, including paying distribution expenses. However, the maximum range of this charge (0.85% to 1.10%) is guaranteed for the life of the contract and may not be increased. We will continue to deduct this charge after the maturity date if You select a variable annuity option.

The mortality risk We bear arises, in part, from Our obligation to make monthly annuity payments regardless of how long all annuitants or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in Your contract. This assures You that neither the longevity of the annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the annuitant will receive under the contract. Our obligation, therefore, relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement. The mortality risk also arises, in part, because of the risk that the death benefit may be greater than the accumulation value. We also assume the risk that other expense charges may be insufficient to cover the actual expenses We incur.

ADMINISTRATION FEE


We deduct a daily administration fee equal to an annual percentage rate of each investment division's average daily net assets. The purpose of this charge is to compensate Us for the expenses associated with administration of the contract and operation of the investment divisions and other expenses. The administration fee can vary by investment division. The current administration fee for all investment divisions is 0.45% and this fee can be increased but is guaranteed not to exceed 0.70%. However, if Your contract is issued with the 0.45% administration fee, We guarantee that this fee will not change for the life of Your contract.


ANNUAL MAINTENANCE FEE


We deduct an annual maintenance fee of $30 on each contract anniversary on or before the maturity date. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. However, if Your contract is issued while the $30 fee is in effect, We guarantee that the annual maintenance fee each contract year will not be more than $30 for the life of Your contract. We waive the annual maintenance fee if Your accumulation value is $50,000 or more on the contract anniversary. This charge is for Our record keeping and other expenses incurred in maintaining the contracts. At the end of each contract year We deduct this charge proportionally from each investment division. If the contract is surrendered during a contract year and the accumulation value is less than $50,000, then We will deduct the full annual maintenance fee for the current contract year at that time. We will not deduct the annual maintenance fee in the event of annuitization or death.


We may reduce the annual maintenance fee for contracts issued in a manner that results in a savings of administrative expenses. The amount of reductions will be considered on a case-by-case basis and reflect Our expected reductions in administrative expenses.

OPTIONAL RIDER CHARGES


Five for Life Plus Rider
We deduct an extra charge on a daily basis if You select the optional Five for Life Plus Rider, as a percentage, at an annual rate of 0.65% of the value in the Separate Account. The charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract, unless You elect to "step-up" Your GPB.

Extra Credit Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional Extra Credit Rider, as a percentage of the accumulation value in the Separate Account. Currently these rates are at annual rates of 0.50% for the 3% option, 0.65% for the 4% option and 0.80% for the 5% option. The charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

GMIB Plus (Guaranteed Minimum Income and Accumulation Benefit) Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional GMIB Plus Rider, as a percentage, currently at an annual rate of 0.50% of the accumulation value in the Separate Account. We reserve the right to charge a maximum annual rate of 1.00% of the accumulation value in the Separate Account. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

GMDB Plus (Enhanced Guaranteed Minimum Death Benefit) Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional GMDB Plus Rider, as a percentage of the accumulation value of the Separate Account. Currently these rates are at an annual rates of 0.15% for the 3% Roll-Up Option, 0.40% of the 6% Roll-Up Option, 0.20% for the Annual Step-Up Option, 0.25% for the Annual Step-Up with 3% Roll-Up option, 0.50% for the Annual Step-Up with 6% Roll-Up Option. We reserve the right to increase these charges and to charge up to the maximum annual rates of 0.45% for the 3% Roll-Up Option, 0.80% of the 6% Roll-Up Option, 0.50% for the Annual Step-Up Option, 0.55% for the Annual Step-Up with 3% Roll-Up option, 0.85% for the Annual Step-Up with 6% Roll-Up Option. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

Shortened CDSC (Contingent Deferred Sales Charge) Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional Shortened CDSC Rider, as a percentage of the accumulation value in the Separate Account. Currently these rates are at annual rates of 0.60% for the 4-year option, 0.65% for the 3-year option, and 0.70% for the 0-year option. We reserve the right to increase these charges and to charge up to the maximum annual rates of 0.80% for the 4-year option, 0.90% for the 3-year option, and 1.00% of the accumulation value for the 0-year option. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.


Estate Planning Rider
We deduct an extra charge on a daily or other periodic basis if You select the optional Estate Planning Rider, as a percentage, currently at an annual rate of 0.30% of the accumulation value in the Separate Account. We reserve the right to increase this charge up to a maximum annual rate of 0.75% of the accumulation value in the Separate Account. However, the charge shown on Your base contract when this rider is elected is guaranteed for the life of Your contract.

TRANSFER CHARGE

We do not charge You for making transfers of accumulation value among investment divisions.

CHARGES IN THE FUNDS

The funds charge their portfolios for managing investments and providing services. The portfolios may also pay operating expenses. Each portfolio's charges and expenses vary. Some portfolios may also impose redemption fees, which We would deduct directly from Your accumulation value. See the funds' prospectuses for more information.

PREMIUM TAXES

Midland National will deduct from Your accumulation value at surrender, death or annuitization a charge for any premium taxes levied by a state or any other government entity. Premium taxes currently levied by certain jurisdictions vary from 0% to 3.5%. This range is subject to change. Midland National currently deducts such charges from contracts issued in the states of South Dakota, Wyoming, Maine, and West Virginia. These states and jurisdictions are subject to change.

OTHER TAXES

At the present time, We do not make any charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts. We reserve the right to make a charge for any such tax or economic burden resulting from the application of the tax laws.

                               FEDERAL TAX STATUS

INTRODUCTION

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult with and rely on Your own tax advisor about Your own circumstances. We have included an additional discussion regarding taxes in the SAI.

ANNUITY CONTRACTS IN GENERAL

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally You will not be taxed on the gain, if any, on the money held in Your annuity contract until You take the money out. This is referred to as tax deferral. There are different rules as to how You will be taxed depending on how You take the money out and the type of contract - qualified or non-qualified (discussed below).

You will generally not be taxed on increases in the value of Your contract until a distribution occurs - either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a non-qualified contract, the contract will generally not be treated as an annuity for tax purposes. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts
If You invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, Your contract is called a Qualified Contract. If Your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified contracts are issued in connection with the plans listed below. There is additional information about qualified contracts in the Statement of Additional Information.

      o Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract.

      o A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

      o Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.

      o Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organization can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

      o Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of:

            1. elective contributions made in years beginning after December 31, 1988;

            2.    earnings on those contributions; and

            3. earnings in such years on amounts held as of the last year beginning before January 1, 1989.

            Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, disability, severance from employment, or hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Optional riders available under this contract contain death benefit features that in some cases may exceed the greater of the net premium payments or the accumulation value. These death benefit features could be characterized as an incidental benefit, the amount of which is limited in any pension, profit-sharing plan, or 403(b) plan. Because the death benefit may exceed this limitation, employers using the contract in connection with such plans should consult their tax advisor. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provisions in the contract comports with IRA qualification requirements.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified contracts have minimum distribution rules that govern the timing and amount of distributions. If You are attempting to satisfy these rules before the maturity date, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed. Consult with and rely upon Your tax advisor. In addition, the income for a specified period option may not always satisfy minimum required distribution rules. Consult with and rely upon Your tax advisor before electing this option. If Your minimum required distribution amount exceeds Your payment amount under the Five for Life Plus Rider, You will have to withdraw more than the payment amount to avoid the imposition of a 50% excise tax, causing a decrease in Your guaranteed amount. You should consult with and rely upon Your tax advisor before purchasing the Five for Life Plus Rider with a qualified contract.


Distributions before age 59 1/2 may be subject to a 10% penalty tax. Also, distributions from qualified contracts are generally subject to withholding." Eligible rollover distributions" from corporate pension, profit-sharing and H.R. 10 plans, 403(b) plans, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to certain nontaxable distributions or if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA, or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Diversification and Distribution Requirements
The Internal Revenue Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of the annuitant or an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. Midland may modify the contract to attempt to maintain favorable tax treatment.

Owner Control

In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of Our contracts, such as the flexibility of an Owner to allocate premium payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published rulings. While We believe that the contracts do not give Owners investment control over Separate Account assets, We reserve the right to modify the contracts as necessary to prevent an Owner from being treated as the Owner of the Separate Account assets supporting the contract.


Required Distributions at Death (Non-Qualified Contracts)

In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how Your interest in the contract will be distributed in the event of the death of an owner of the contract, or the annuitant if the contract has a non-natural Owner. Section 72(s) generally requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest has distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied if amounts are payable to or for the benefit of a designated beneficiary and are paid over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. If the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


Surrenders - Non-Qualified Contracts
If You purchase the contract as an individual and not under an individual retirement annuity, or other qualified retirement plan, Your contract is referred to as a non-qualified contract.

If You make a surrender from a non-qualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from Your premium payments. When You make a surrender You are taxed on the amount of the surrender that is gain. If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceed the "investment in the contract," which is generally Your premiums paid (adjusted for any prior partial surrenders that came out of the premiums). The premium bonus will be considered gain. Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. This includes any amount:

      o     paid on or after the taxpayer reaches age 59 1/2;

      o     paid after an owner dies;

      o paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

      o paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

      o     paid under an immediate annuity; or

      o which come from premium payments made prior to August 14, 1982 (Pre-TEFRA).

Multiple Contracts
All non-qualified deferred contracts that are issued by Midland National (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distribution occurs.

Withholding
Distributions, from qualified and non-qualified contracts, are generally subject to withholding for Your federal income tax liability. The withholding rate varies according to the type of distribution and Your tax status. Except with respect to eligible rollover distributions, as described above, You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments
Although the tax consequences may vary depending on the annuity payment option You select, in general, for non-qualified and certain qualified contracts, only a portion of the annuity payments You receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment You receive will be determined as follows:

      o Fixed payments - by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

      o Variable payments - by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If You select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise You to consult a competent tax advisor as to the potential tax effects of allocation amounts to any particular annuity payment option.

If, after annuitization, annuity payments stop because the annuitant or an owner has died, the excess (if any) of the "investment in the contract" as of the annuitization date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations
The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity contract purchase.

Taxation of Death benefit Proceeds
Amounts may be distributed from the contract because of the death of the annuitant or an owner. Generally, such amounts should be includable in the income of the recipient:

      o if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

      o if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts
A transfer of ownership or absolute assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the contract.

Economic Growth and Tax Relief Reconciliation Act of 2001
The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2005, the maximum estate tax rate is 47% and the estate tax exemption is $1,500,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that Your estate plan adequately addresses Your needs and that of Your beneficiaries under all possible scenarios. While no attempt is being made to discuss the Federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult with and rely on an estate planning advisor for more information. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require Us to deduct the tax from Your contract, or from any applicable payment, and pay it directly to the IRS.

Separate Account Charges
It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits are deemed to be taxable distributions to You. Although We do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, You should consult Your tax advisor prior to selecting any optional benefit under the contract.

Annuity Purchases by Residents of Puerto Rico
In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

MATURITY DATE


The maturity date is the last possible date on which income payments will begin under the annuity option You have selected. The earliest possible maturity date under the contract is the 7th contract anniversary at which time You may annuitize Your full accumulation value (less any premium taxes). However, by current Company practice, We will allow You to annuitize the accumulation value (less any non-vested premium bonus and less any premium taxes), after the 3rd contract year, if You choose a life annuity or joint and survivor income annuity payment options, and after the 5th contract year if at least a five-year certain period annuity option is elected. Benefits are not guaranteed and are subject to change. However, if Your contract is issued while this company practice is in effect, We guarantee that you will receive this company practice for the life of Your contract. The maximum maturity date is the contract anniversary immediately following the annuitant's 100th birthday. You may change the maturity date by sending written notice to Our Principal office. We must receive Your written notice at least 30 days prior to the original maturity date.


If You have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the maturity date You may:

      1.    take the accumulation value in one lump sum, or

      2. convert the accumulation value into an annuity payable to the annuitant (payee) as described below.

Electing  An Annuity Option
You may apply the proceeds of a surrender to affect an annuity payment option. Unless You choose otherwise, on the maturity date, Your surrender value from the Separate Account will be applied to a 10 year certain and life variable payout. The first monthly annuity payment will be made within one month after the maturity date. Variable payment options are not available in certain states.

Currently, the payment options are only available if the proceeds applied are $2,500 or more and the first periodic payment will be at least $50. We reserve the right to change the payment frequency so that payments are at least $50.

The payee's actual age will affect each payment amount for annuity payment options involving life income. The amount of each annuity payment to older payees will be greater than for younger payees because payments to older payees are expected to be fewer in number. For annuity payment options that do not involve life annuity, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the beneficiary at any time.

Annuity payment options will be subject to Our rules at the time of selection. We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to Our rules at the time the arrangements takes effect. This includes:

      o     rules on the minimum amount We will pay under an option;

      o minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment);

      o the naming of people who are entitled to receive payment and their beneficiaries; and

      o     the ways of proving age, gender, and survival.

You choose an annuity payment option when You apply for a contract and may change it by writing to Our Principal office. You must elect the payment option at least 30 days before the maturity date.

Fixed Payment Options
Payments under the fixed options are not affected by the investment experience of any investment division. If You elect a fixed payment option, then the surrender value as of the maturity date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.50% a year. We may also credit interest under the fixed payment options at a rate that is above the 1.50% guaranteed rate (this is at Our complete discretion). Thereafter, interest or payments are fixed according to the annuity option chosen.

Variable Payment Options
Payments under the variable options will vary in amount depending on the investment experience of the investment divisions after the maturity date. Variable payment options are not available in certain states.

The annuity tables contained in the contract are based on a 5% (five percent) assumed investment rate. This is a fulcrum rate around which variable annuity payments will fluctuate to reflect whether the investment experience of the investment divisions is better or worse than the assumed investment rate. If the actual investment experience exceeds the assumed investment rate, then the payment will increase. Conversely, if the actual investment experience is less than the assumed rate, then payments will decrease.

We determine the amount of the first monthly variable payment by applying the value in each investment division (as of a date not more than 10 business days prior to the maturity date) to the appropriate rate (from the annuity tables in the contract) for the payout options selected using the payee's age and sex (where permissible). The amount of the first payment will then be used to determine the number of annuity units for each investment division. The number of annuity units is used to determine the amount of subsequent variable payments.

The annuity unit value for each investment division will be initially set at $10. Thereafter the annuity unit value will vary with the investment experience of the investment division and will reflect the mortality and expense risk charge We deduct at an effective annual rate based on Your accumulation value at the time of annuitization (charges for optional riders discontinue after the maturity date). If Your accumulation value is less than $25,000, the effective annual rate is 1.10%. If Your accumulation value is equal to or greater than $25,000 but less than $100,000, the effective annual rate is 0.95%. If Your accumulation value is $100,000 or more, the effective annual rate is 0.85%. The annuity unit value will increase if the net investment experience (investment experience minus the asset charge) is greater than the 5% assumed investment rate. The annuity unit value will decrease if the net investment experience is less than the 5% assumed investment rate.

The amount of each subsequent variable payment will be determined for each investment division by multiplying the number of annuity units by the annuity unit value.

Additional information on the variable annuity payments is contained in the SAI that can be obtained for free by contacting Us at Our Principal Office.

Payment Options
The following three payment options are available:

      1. Income for Specified Period: We pay installments for a specified period. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at Our discretion), for a specified time, from 5 up to 20 years. (fixed payment option only)

      2. Payment of Life Income: We will pay monthly income for life. You may choose from 1 of 2 ways to receive the income:

            1) Life Annuity: We will pay equal monthly payments during the lifetime of the payee. With a life annuity payment option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, then only one payment will be made.

            2) Life Annuity With Certain Period: We will pay equal monthly payments for a selected number of guaranteed payments, and then for as long as the payee is living thereafter.

      3. Joint and Survivor Income: We will make monthly payments until the last surviving payee's death. Therefore, if both payees die after the first payment, then only one payment will be made. The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old, at the time of the first monthly payment.

Transfers after Annuitization for Variable Payment Options
After annuitization, only two transfers per contract year may be made among the investment divisions.


Generally, for all investment divisions, transfer requests received in good order at Our Principal office on any business day are priced at the next available accumulation unit value. See "Transaction Cut-Off Times"on page 67.


The transfer request must be received at least 10 business days before the due date of the first annuity payment to which the change will apply. Transfers after the annuity payments have started will be based on the annuity unit values. There will be no transfer charge for this transfer.

                             ADDITIONAL INFORMATION

MIDLAND NATIONAL LIFE INSURANCE COMPANY

We are Midland National Life Insurance Company, a stock life insurance company. We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company." We were reincorporated as a stock life insurance company, in 1909. Our name "Midland" was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands. Our Principal office address is:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll-free)
                         Fax: (866) 270-9565 (toll-free)

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

FUND VOTING RIGHTS

We invest the assets of Our Separate Account investment divisions in shares of the funds' portfolios. Midland is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:

      o     to elect the funds' Board of Directors,

      o     to ratify the selection of independent auditors for the funds,

      o on any other matters described in the funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

      o     in some cases, to change the investment objectives and contracts.

Even though We own the shares, We may give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The funds will determine if and how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions to the extent required by law. The funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We currently intend to vote any Fund shares that We alone are entitled to vote in the same proportions that contract owners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares
You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested. We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Fund's Board for the shareholders meeting.

If You have a voting interest, then We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's adviser or the investment objectives and policies of its portfolios.

Voting Privileges of Participants In Other Companies
Other insurance companies own shares in the Funds to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, each Fund's Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We disagree with any Fund action, then We will see that appropriate action is taken to protect Our contract owners.

OUR REPORTS TO OWNERS

Shortly after the end of each calendar year, We will send a report that shows

      o     Your accumulation value, and

      o Any transactions involving Your accumulation value that occurred during the year. Transactions include Your premium allocations, transfers and partial surrenders made in that year.

Confirmation notices will be sent to You for premiums, transfers of amounts between investment divisions and certain other contract transactions.

We also currently intend to send You semi-annual reports with financial information on the portfolios.

DIVIDENDS

We do not pay any dividends on the contract described in this prospectus.

PERFORMANCE

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. The performance information is based on the average annual total returns for one or more of the investment divisions based on the performance of a portfolio since the time the Separate Account commenced operations and does not indicate or represent future performance.

We may also use performance information for the investment divisions in reports and advertising to current and prospective owners that is based on the historical investment experience of the investment division and the portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Standard total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges (including any surrender charges that would apply if You surrendered the contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charge and the rider charges. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time. If the performance had been constant over the entire period, then an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.

Some investment divisions may also advertise yield. These measures reflect the income generated by an investment in the investment divisions over a specified period of time. This income is annualized and shown as a percentage. Yields do to not take into account capital gains or losses or the surrender charge or rider charges. The standard quotations of yield reflect the annual maintenance fee.

The money market investment divisions may advertise their current and effective yield. Current yield reflects the income generated by an investment in the investment division over a 7-day period. Effective yield is calculated in similar manner except that income earned is assumed to be reinvested. Other investment divisions may advertise a 30-day yield which reflects the income generated by an investment in the investment division over a 30-day period.

We may also advertise performance figures for the investment divisions based on the performance of a portfolio prior to the time the Separate Account commenced operations.

CHANGE OF ADDRESS NOTIFICATION

To protect You from fraud and theft, We may verify any changes in address You request by sending a confirmation of the change of address to both Your old and new addresses. We may also call You to verify the change of address.

MODIFICATION TO YOUR CONTRACT

Upon notice to You, We may modify Your contract to:

      1. permit the contract or the Separate Account to comply with any applicable law or regulation issued by a government agency;

      2. assure continued qualification of the contract under the Tax Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

      3.    reflect a change in the operation of the Separate Account; or

      4.    provide additional investment options.

In the event of such modifications, We may make an appropriate endorsement to the contract.

YOUR BENEFICIARY

You name Your beneficiary in Your contract application. The beneficiary is entitled to the death benefit of the contract. A beneficiary is revocable unless otherwise stated in the beneficiary designation. You may change the revocable beneficiary during the owner's and annuitant's lifetime. We must receive written notice informing Us of the change. Upon receipt and acceptance at Our Principal Office, a change takes effect as of the date that the written notice was signed. We will not be liable for any payment made before We receive and accept the written notice. If no primary beneficiary is living when the annuitant or an owner dies, the death benefit will be paid to the contingent beneficiary, if any. If no beneficiary is living when the annuitant or an owner dies, then We will pay the death benefit to the owner's or annuitant's estate.

If there are joint owners, the surviving joint owner, if any, will be considered the designated primary beneficiary, unless the joint owners have otherwise designated a primary beneficiary either on the application or by sending Us a written notice. If a person other than a joint owner is named a primary beneficiary, the surviving owner will not be entitled to proceeds upon the death of the first owner.

ASSIGNING YOUR CONTRACT

You may assign Your rights in a non-qualified contract. You must send a copy of the assignment to Our Principal Office. The assignment takes effect as of the date that the written notice was signed. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

WHEN WE PAY PROCEEDS FROM THIS CONTRACT

We will generally pay any death benefits, withdrawals, or surrenders within seven days after receiving the required information and form(s) at Our Principal office. The death benefit is determined as of the date We receive due proof of death, an election of a settlement option, and any other required forms or documentation. If We do not receive a written election and all other required forms within 90 days after receipt of due proof of death, then a lump sum payment will be paid as of that date.

We may delay payment for one or more of the following reasons:

      1)    We cannot determine the amount of the payment because:

            a)    the New York Stock Exchange is closed,

            b)    trading in securities has been restricted by the SEC, or

            c)    the SEC has declared that an emergency exists,

      2) The SEC by order permits Us to delay payment to protect Our owners, or

      3)    Your premium check(s) have not cleared Your bank.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require Us to reject a premium payment and/or "freeze" a contract owner's account. If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments. If a contract or account is frozen, the accumulation value would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator. We may also be required to provide information about You and Your contract to the government agencies and departments.

DISTRIBUTION OF THE CONTRACTS


We have entered into a distribution agreement with Our affiliate, Sammons Securities Company, LLC ("Sammons Securities Company") for the distribution and sale of the contracts. Sammons Securities Company is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company offers the contracts through its registered representatives. Sammons Securities Company may enter into written sales agreements with other broker-dealers ("selling firms") for the sale of the contracts. We pay commissions to Sammons Securities Company for sales of the contracts by its registered representatives as well as by selling firms. All of the portfolio companies make payments to Midland National under their distribution plans in consideration of services provided and expenses incurred by Midland National in distributing portfolio shares. These payments range from 0.40% to 0.50% of Separate Account assets invested in the particular fund.

Sales commissions may vary, but the maximum commission payable for contract sales is 6.50% of premiums payments. Where lower commissions are paid, We may also pay trail commissions. We may also pay additional amounts and reimburse additional expenses of Sammons Securities Company based on various factors.


We also pay for Sammons Securities Company's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Securities Company's management team; advertising expenses; and all other expenses of distributing the contracts. Sammons Securities Company pays its registered representatives all or a portion of the commissions received for their sales of contracts. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Securities Company.

Non-cash items that We and Sammons Securities Company may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, Sammons Securities Company's registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help registered representatives and/or their managers qualify for such benefits. Sammons Securities Company's registered representatives and managers may receive other payments from Us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a contract.

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the contract: (a) the surrender charge; (b) the mortality and expense risk charge; (c) the administration fee;
(d) optional rider charges; (e) revenues, if any, received from the underlying portfolios or their managers. Commissions and other incentives or payments described above are not charged directly to You or the Separate Account.

REGULATION

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations. We are also subject to various federal securities laws and regulations.

DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.

Employees of Sammons Enterprises, Inc., and its subsidiaries, may receive waiver of charges, reduced charges, or a premium contribution to the contract of 100% of the first year commission that would normally have been paid on the employee's first year premiums. Midland National is a subsidiary of Sammons Enterprises, Inc., and additional premium payments contributed solely by Us will be paid into the employee's contract during the first year.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them, the Separate Account, or the Separate Account's principal underwriter, Sammons Securities Company, LLC.

LEGAL MATTERS

The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws.

FINANCIAL STATEMENTS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company, included in the SAI, have been audited by PricewaterhouseCoopers, LLP, independent auditors, for the periods indicated in their report which appears in the SAI. The address for PricewaterhouseCoopers LLP is:

                              Bank of America Plaza
                                800 Market Street
                            St. Louis, MO 63101-2695

The financial statements audited by PricewaterhouseCoopers LLP have been included in reliance on their reports given upon their authority as experts in accounting and auditing.

                       STATEMENT OF ADDITIONAL INFORMATION

A free copy of the SAI is available which contains more details concerning the subjects discussed in this prospectus. You can get this SAI by checking the appropriate box on the application form, by writing Our Principal Office, or by calling the Principal Office's Toll Free number at 1-877-586-0240. The following is the Table of Contents for the SAI:

                                TABLE OF CONTENTS
                                                                         Page
THE CONTRACT                                        ........................4
   Entire Contract                                  ........................4
   Changes to the Contract                          ........................4
   Beneficiary                                      ........................4
   Change of Beneficiary                            ........................4
   Change in Maturity date                          ........................4
   Incontestability                                 ........................4
   Misstatement of Age or Sex                       ........................4
   Periodic Reports                                 ........................5
   Non-participating                                ........................5
   Claims of Creditors                              ........................5
   Minimum Benefits                                 ........................5
   Payment of Premiums                              ........................5
   Ownership                                        ........................5
   Assignment                                       ........................6
   Accumulation unit Value                          ........................6
   Annuity Payments                                 ........................6
CALCULATION OF YIELDS AND TOTAL RETURNS             ........................7
   Money Market Investment division Yield
   Calculation                                      ........................7
   Other Investment division Yield Calculations
                                                    ........................8
   Standard Total Return Calculations               ........................9
   Cumulative Total Returns                         ........................10
   Adjusted Historical Performance Data             ........................10
FEDERAL TAX MATTERS                                 ........................11
   Tax Free Exchanges (Section 1035)                ........................11
   Required Distributions                           ........................11
   Non-Natural Person                               ........................12
   Diversification Requirements                     ........................12
   Owner Control                                    ........................12
   Taxation of Qualified Contracts                  ........................12
DISTRIBUTION OF THE CONTRACT                        ........................14
SAFEKEEPING OF ACCOUNT ASSETS                       ........................15
STATE REGULATION                                    ........................15
RECORDS AND REPORTS                                 ........................15
LEGAL MATTERS                                       ........................15
FINANCIAL MATTERS                                   ........................16
OTHER INFORMATION                                   ........................16
FINANCIAL STATEMENTS                                ........................16

                                   APPENDIX I

                          Five for Life Plus - Examples



Basic Calculations



Example 1: Assume You select the Five for Life Plus rider when You purchase Your contract, You are age 65 and Your initial premium is $100,000.

      o Your Guaranteed Payment Benefit (GPB) is $100,000, which is Your initial premium.

      o Your Guaranteed Payment Amount (GPA) is $7,000, which is 7% of Your initial GPB.

      o Your Lifetime Payment Amount (LPA) is $5,000, which is 5% of Your initial GPB.

Example 2: Assume the same facts as Example 1. If You make an additional premium payment of $50,000, then:

      o Your GPB would be $150,000, which is Your prior GPB ($100,000) plus Your additional premium payment

              ($50,000).

      o Your GPA is $10,500, which is Your prior GPA ($7,000) plus 7% of Your additional premium payment ($3,500).

      o Your LPA is $7,500, which is Your prior LPA ($5,000) plus 5% of Your additional premium payment ($2,500).

Example 3: Assume the same facts as Example 1. If You withdraw the maximum LPA ($5,000) before the end of the first contract year, then

      o Your GPB becomes $95,000, which is Your prior GPB ($100,000) minus the LPA withdrawal ($5,000).

      o Your GPA for the next year remains $7,000, because You did not take more than the maximum GPA ($7,000).

      o Your LPA for the next year remains $5,000, because You did not take more than the maximum LPA ($5,000).


Example 4: Assume the same facts as Example 1, except the issue age is 64. You would not have an LPA benefit until age 65. On Your first contract anniversary You would be 65, so Your LPA would calculate.

      o     GPB is $100,000, which was Your initial premium.

      o     GPA is $7,000, which is 7% of Your initial GPB.

      o Your LPA would be $5,000, which is 5% of Your GPB ($100,000) on Your contract anniversary.


Withdrawals for more than Your GPA

Example 5: Assume the same facts as Example 1. If You withdraw $40,000 and Your accumulation value is $150,000 at the time of withdrawal, then

      o Your GPB is $60,000, which is the lesser of Your new accumulation value ($110,000) and Your GPB prior to the withdrawal minus the withdrawal ($60,000).

      o Your GPA is $7,000, which is the lesser of Your GPA prior to the withdrawal ($7,000) and 7% times the greater of Your accumulation value ($110,000) and Your GPB ($60,000) after the withdrawal.

      o Your LPA is $5,000, which is the lesser of Your LPA prior to the withdrawal ($5,000) and 5% times the greater of Your accumulation value ($110,000) and Your GPB ($60,000) after the withdrawal.


Example 6: Assume the same facts as Example 1. If You withdraw $60,000 and Your accumulation value is $150,000 at the time of withdrawal, then

      o Your GPB is $40,000, which is the lesser of Your new accumulation value, then($90,000) and Your GPB prior to the withdrawal minus the withdrawal ($40,000).

      o Your GPA is $6,300, which is the lesser of Your GPA prior to the withdrawal ($7,000) and 7% times the greater of Your Accumulation Value ($90,000) and Your GPB ($40,000) after the withdrawal.

      o Your LPA is $4,500, which is the lesser of Your LPA prior to the withdrawal ($5,000) and 5% times the greater of Your Accumulation Value ($90,000) and Your GPB ($40,000) after the withdrawal.

Example 7: Assume the same facts as Example 1. If You withdraw $40,000 and Your Accumulation Value is $90,000 at the time of withdrawal, then

      o Your GPB is $50,000, which is the lesser of Your new Accumulation Value ($50,000) and Your GPB prior to the withdrawal minus the withdrawal ($60,000).

      o Your GPA is $4,200, which is the lesser of Your GPA prior to the withdrawal ($7,000) and 7% times the greater of Your Accumulation Value ($50,000) and Your GPB ($50,000) after the withdrawal.

      o Your LPA is $2,500, which is the lesser of Your LPA prior to the withdrawal ($5,000) and 5% times the greater of Your Accumulation Value ($50,000) and Your GPB ($50,000) after the withdrawal.

Step-Up



Example 8: Assume the same facts as in Example 1. If You elect to "Step-Up" Your benefit after the 5th contract anniversary following the addition of this rider to Your contract, assuming You have made no withdrawals during the 5 years the rider has been in force, and Your Accumulation Value at the time of step up is $200,000, then

      o Your GPB is $200,000, which is Your Accumulation Value on the Step-Up Date.

      o Your new GPA is $14,000, which is the greater of Your GPA prior to Step-Up ($7,000) and 7% of Your new GPB ($200,000).

      o Your new LPA is $10,000, which is the greater of Your LPA prior to Step-Up ($5,000) and 5% of Your new GPB ($200,000).


Example 9: Assume the same facts as in Example 1. If You had taken $5,000 withdrawals each of Your first 5 contract years, Your GPB would be $75,000. If You elect to "Step-Up" Your benefit after the 5th contract anniversary and Your Accumulation Value at the time of step up is $90,000, then

      o     Your GPB is $90,000, which is Your Accumulation Value on the Step-Up
            Date.

      o Your new GPA is $7,000, which is the greater of Your GPA prior to Step-Up ($7,000) and 7% of Your new GPB ($90,000).

      o Your new LPA is $5,000, which is the greater of Your LPA prior to Step-Up ($5,000) and 5% of Your new GPB ($90,000).

Bonus Credit



Example 10: Assume the same facts as in Example 1. If You have not taken any withdrawals as of Your first anniversary, You would get a Bonus Credit, then

      o Your GPB is $102,000, which is Your GPB prior to the Bonus Credit ($100,000) plus 2% of Your initial GPB ($100,000).

      o Your GPA is $7,140, which is the greater of Your GPA prior to the Bonus Credit ($7,000) and 7% of Your current GPB ($102,000).

      o Your LPA is $5,100, which is the greater of Your LPA prior to the Bonus Credit ($5,000) and 5% of Your current GPB ($102,000).

Example 11: Assume the same facts as in Example 3. Since You took a withdrawal in year 1, You would not get a Bonus Credit in year 1. If You have not taken any withdrawals in year 2, You would get a Bonus Credit, then

      o Your GPB is $97,000, which is Your GPB prior to the Bonus Credit ($95,000) plus 2% of Your initial GPB ($100,000).

      o Your GPA is $7,000, which is the greater of Your GPA prior to the Bonus Credit ($7,000) and 7% of Your current GPB ($97,000).

      o Your LPA is $5,000, which is the greater of Your LPA prior to the Bonus Credit ($5,000) and 5% of Your current GPB ($97,000).

Example 12: Assume the same facts as in Example 11. Since You took a withdrawal in year 1, You would not get a bonus credit in year 1. Since You did not take a withdrawal in y ear 2, You would receive a bonus credit in year 2. Now assume You took a withdrawal in year 3 for $50,000. You would not get a bonus credit in year 3 and, because the $50,000 exceeds Your GPA of $7,000, You will not be eligible to receive any more bonus credits, even if You do not take withdrawals in years 4 and 5.


Additional Examples

Example 13: Assume the same facts as in Example 1, except the issue age is 60. Since the issue age is 60, the LPA would not calculate for 5 years (until age
65). Assume You take withdrawals of $5,000 each of the first 5 years, then

      o Your GPB is $75,000, which is Your initial GPB ($100,000) minus $5,000 for 5 years.

      o Your GPA is $7,000, which is Your initial GPA ($7,000), since You have not taken more than Your GPA in any contract year.

      o Your initial LPA is $3,750, which is 5% times Your GPB ($75,000) on Your 5th anniversary.


Example 14: Assume the same facts as in Example 13. If You take a withdrawal for $4,000 which is greater than Your LPA, but less than Your GPA, then Your LPA would recalculate, and

      o Your GPB is $71,000, which is Your prior GPB ($75,000) minus Your withdrawal ($4,000) since the withdrawal was less than the GPA.

      o Your GPA for the next year remains $7,000, because You did not take more than the maximum GPA ($7,000).

      o     Your LPA is $3,550, which is 5% times Your GPB ($71,000).

                                   APPENDIX II

                                 GMIB Plus Rider

Example 1: Assumes a 55 year old male elects the GMIB Plus Rider at issue. At age 65, the contract holder wishes to annuitize for a life payout option.


Age                                                                                    Contract Values

55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value                                                      $100,000.00
      Base Contract Income Factor                                                      4.85
      Base Contract Monthly Income Payment                                             $485.00


      GMIB Roll-Up Benefit                                                             $162,889
      GMIB Ratchet Benefit                                                             $125,000
      GMIB Accumulation Value (greater of roll-up and ratchet benefit)                 $162,889
      GMIB Income Factor                                                               3.82
      GMIB Monthly Income Payment                                                      $622.24

      Monthly Income Payment (greatest income payment)                                 $622.24



 Example 2:  Assumes the same facts as Example 1.

Age                                                                                    Contract Values

55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value                                                      $140,000.00
      Base Contract Income Factor                                                      4.85
      Base Contract Monthly Income Payment                                             $679.00


      GMIB Roll-Up Benefit                                                             $162,889
      GMIB Ratchet Benefit                                                             $190,000
      GMIB Accumulation Value (greater of roll-up and ratchet benefit)                 $190,000
      GMIB Income Factor                                                               3.82
      GMIB Monthly Income Payment                                                      $725.80


      Monthly Income Payment (greatest income payment)                                 $725.80




Example 3:  Assumes the same facts as Example 1.

Age                                                                                    Contract Values

55      Initial Premium                                                                $100,000.00

65      Base Contract Account Value                                                    $150,000.00
        Base Contract Income Factor                                                    4.85
        Base Contract Monthly Income Payment                                           $727.50


        GMIB Roll-Up Benefit                                                           $162,889
        GMIB Ratchet Benefit                                                           $160,000
        GMIB Accumulation Value (greater of roll-up and ratchet benefit)               $179,085
        GMIB Income Factor                                                             3.82
        GMIB Monthly Income Payment                                                    $622.24


        Monthly Income Payment (greatest income payment)                               $727.50



Example 4:  Assumes a 55 year old male elects the  GMIB Plus Rider at issue.  At age 65, the contract holder chooses not to annuitize and keeps the contract inforce.
Age                                                                                    Contract Values


55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value before GMAB benefit                                  $90,000.00

      GMAB Benefit                                                                     $100,000.00

      Base Contract Account Value after GMAB benefit                                   $100,000.00


Example 5:  Assumes the same facts as Example 4.

Age                                                                                    Contract Values

55    Initial Premium                                                                  $100,000.00

65    Base Contract Account Value before GMAB benefit                                  $150,000.00

      GMAB Benefit                                                                     $100,000.00

      Base Contract Account Value after GMAB benefit                                   $150,000.00


The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account C including more information about commissions and distribution expenses. A free copy of the SAI can be obtained by contacting Your registered representative or by contacting Our Principal office at:

                     Midland National Life Insurance Company
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll-free)
                         Fax: (866) 270-9565 (toll-free)


Information about Midland National Life Insurance Company can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the SEC at 202-551-8090. Reports and other information about Midland National Life Insurance Company are also available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549.



SEC File No. 811-07772

                   STATEMENT OF ADDITIONAL INFORMATION FOR THE

                        VECTOR VARIABLE ANNUITY CONTRACT

               Flexible Premium Deferred Variable Annuity Contract
                                   Offered by
                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
               (Through Midland National Life Separate Account C)
                         4601 Westown Parkway, Suite 300
                            West Des Moines, IA 50266
                        Phone: (877) 586-0240 (toll-free)
                         Fax: (866) 270-9565(toll-free)


This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Vector Variable Annuity ("contract") offered by Midland National Life Insurance Company. You may obtain a copy of the Prospectus dated January __, 2006, by contacting Us at our Principal Office using the above address and phone numbers. Terms used in the current Prospectus for the contract are incorporated in this document.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT and the prospectuses for all of the portfolios currently available in the contract.


                             Dated January __, 2006

                                TABLE OF CONTENTS


 THE CONTRACT................................................................5
  Entire Contract............................................................5
  Changes to the Contract....................................................5
  Incontestability...........................................................5
  Misstatement of Age or Sex.................................................5
  Non-participating..........................................................6
  Claims of Creditors........................................................6
  Minimum Benefits...........................................................6
  Ownership..................................................................6
  Assignment.................................................................7
  Accumulation Unit Value....................................................7
  Annuity Payments...........................................................8
CALCULATION OF YIELDS AND TOTAL RETURNS......................................9
  Money Market Investment Division Yield Calculation.........................9
  Other Investment Division Yield Calculations...............................9
  Standard Total Return Calculations........................................10
  Cumulative Total Returns..................................................11
  Adjusted Historical Performance Data......................................11
FEDERAL TAX MATTERS.........................................................12
  Tax-Free Exchanges (Section 1035).........................................12
  Required Distributions....................................................12
  Non-Natural Person owners.................................................13
  Diversification Requirements..............................................13
  Owner Control.............................................................13
  Taxation of Qualified Contracts...........................................14
DISTRIBUTION OF THE CONTRACT................................................15
SAFEKEEPING OF ACCOUNT ASSETS...............................................17
STATE REGULATION............................................................17
RECORDS AND REPORTS.........................................................17
LEGAL MATTERS...............................................................17
FINANCIAL MATTERS...........................................................18
OTHER INFORMATION...........................................................18
FINANCIAL STATEMENTS........................................................18

                                  THE CONTRACT

ENTIRE CONTRACT
The entire contract between You and Us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

CHANGES TO THE CONTRACT
No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the contract.

We may change the contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

INCONTESTABILITY
We will not contest the contract.

MISSTATEMENT OF AGE OR SEX
If the age or sex of the annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex. Any underpayments made by Us will be paid to the payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

NON-PARTICIPATING
The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

CLAIMS OF CREDITORS
To the extent permitted by law, no benefits payable under the contract to a beneficiary or payee are subject to the claims of creditors.

MINIMUM BENEFITS
The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

OWNERSHIP
The contract belongs to You. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1)           Any assignee of record with Us;
2)           Any irrevocable beneficiary; and
3)           Any restricted ownership.

We must receive written notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, We are not liable for payments made by Us before We record the written notice. A change of owner may have adverse tax consequences.

ASSIGNMENT
An assignment may have adverse tax consequences.

You may assign the contract by giving Us written notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the written notice of assignment.

ACCUMULATION UNIT VALUE
We determine accumulation unit values for each investment division of Our Separate Account at the end of each business day. The accumulation unit value for each investment division was initially set at $10.00. The accumulation unit value for any business day is equal to the accumulation unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

      o First, We take the net asset value per share held in the investment division at the end of the current business day plus the per share amount of any dividends or capital gain distributions on shares held in the investment divisions on the current business day; minus the per share amount of any capital loss, realized or unrealized, on shares held in the investment divisions on the current business day.

      o Then, We divide this amount by the net asset value per share held in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

      o Then, We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday, Sunday, and Monday). The current daily charge for the basic contract, without the optional riders, is 0.004247 which is an effective annual rate of 1.55% for contracts with an accumulation value between $0 - $24,999; 0.003836 which is an annual rate of 1.40% for contracts with an accumulation value between $25,000 - $99,999 and 0.003562 which is an annual rate of 1.30% for contracts with an accumulation value of $100,000 and over. This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account. The daily current charge, for a contract with the highest combination of riders allowed (2.0% total charges), is 0.009726% which as an effective annual rate of 3.55% for contacts with an accumulation value between $0 - $24,999; 0.009315 which is an annual rate of 3.40 for contracts with an accumulation value between $25,000 - $99,999 and 0.009041 which is an annual rate of 3.30% for contracts with an accumulation value of $100,000 and over.

      o Finally, We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes.

Generally, this means that We would adjust unit values to reflect what happens to the funds, and also for any charges.

ANNUITY PAYMENTS
The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the investment divisions.

The amount of each variable annuity payment will be affected by the investment performance of the investment divisions. Variable payment options are not available in certain states.

The dollar amount of the first monthly variable annuity payment is computed for each investment division by applying the value in the investment division, as of a date not more than 10 business days prior to the maturity date, to the appropriate rate for the payout option selected using the age and sex (where permissible) of the annuitant. The number of annuity units for each investment division is then calculated by dividing the first variable annuity payment for that investment division by the investment division's annuity unit value as of the same date.

The dollar amount of each subsequent payment from an investment division is equal to the number of annuity units for that investment division times the annuity unit value for that investment division as of a uniformly applied date not more than 10 business days before the annuity payment is due.

The payment made to the annuitant for the first payment and all subsequent payments will be the sum of the payment amounts for each investment division.

The annuity unit value for each investment division was initially set at $10. The Annuity Unit Value for any business day is equal to (1) multiplied by (2) multiplied by (3) where:

      (1) = the Annuity Unit Value for the preceding business day:

      (2) = the net investment factor (as described above) for that division on that business day.

      (3) = the investment result adjustment factor (0.99986634% per day), which recognizes an assumed interest rate of 5% per year used in determining the annuity payment amounts.

Transfers after the maturity date will only be allowed twice per contract year and will be made using the annuity unit value for the investment divisions on the date the request for transfer is received. On the transfer date, the number of annuity units transferred from the investment division is multiplied by the annuity unit value for that investment division to determine the value being transferred. This value is then transferred into the indicated investment division(s) by converting this value into annuity units of the proper investment division(s). The annuity units are determined by dividing the value being transferred into an investment division by the annuity unit value of the investment division on the transfer date. The transfer shall result in the same dollar amount of variable annuity payment on the date of transfer.


                     CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET INVESTMENT DIVISION YIELD CALCULATION

In accordance with regulations adopted by the Securities and Exchange Commission, Midland National is required to compute the Rydex VT U.S. Government Money Market Fund investment division (called "the money market investment division" for the purpose of this section) current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market investment division or on their respective portfolio securities. This current annualized yield is computed for each money market investment division by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the money market investment division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, and income and expenses accrued during the period. Because of these deductions, the yield for the money market investment division of the Separate Account will be lower than the yield for the respective money market investment division or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits Midland National to disclose the effective yield of the money market investment division for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

The yield on amounts held in the money market investment division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market investment divisions' actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market investment divisions or substitute funding vehicle, the types and quality of portfolio securities held by the money market investment divisions or substitute funding vehicle, and operating expenses. In addition, the yield figures are for the base contract only with no rider charges and do not reflect the effect of any surrender charge that may be applicable to a particular contract.

OTHER INVESTMENT DIVISION YIELD CALCULATIONS

Midland National may from time to time disclose the current annualized yield of one or more of the investment divisions (except the money market investment divisions) for 30-day periods. The annualized yield of an investment division refers to income generated by the investment division over a specified 30-day period. Because the yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

          YIELD = 2 [ (a - b + 1)6 - 1 ]
                       -----
                         cd

             Where:     a =  net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the investment division.
                        b =  expenses accrued for the period (net of reimbursements).
                        c =  the average daily number of units outstanding during the period.
                        d =  the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all owner accounts. The yield calculations do not reflect the effect of any surrender charges that may be applicable to a particular contract. Surrender charges range from 7% to 0% of the amount of premium withdrawn depending on the elapsed time since the premium was paid.

Because of the charges and deductions imposed by the Separate Account the yield of the investment division will be lower than the yield for the corresponding portfolio. The yield on amounts held in the investment divisions normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The investment division's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

STANDARD TOTAL RETURN CALCULATIONS

Midland National may from time to time also disclose average annual total returns for one or more of the investment divisions for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

             P (1 + T)n = ERV
             Where:        P =     a hypothetical initial payment of $1,000
                           T =     average annual total return
                           n =     number of years
                         ERV =     ending redeemable value of a hypothetical
                                   $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all owner accounts are recognized in the ending redeemable value. This includes a contract charges factor that is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as 0.09% annually. The standard average annual total return calculations assume the contract is surrendered and therefore will reflect the effect of surrender charges that may be applicable to a particular period.


Midland National may disclose average annual total returns in various ways, depicting (a) whether the contract is surrendered or maintained in force; (b) whether the Extra Credit Rider is selected; (c) whether other optional riders have been selected. Accordingly, Midland may disclose the following types of average annual total return:



      1. The contract is surrendered and has highest possible combination of riders;

      2.    The contract is surrendered, but no optional riders are selected;

      3. The contract is surrendered, the Extra Credit Rider is selected but no other optional riders are selected;

      4. The contract is not surrendered, the Extra Credit Rider is not selected, but other optional riders are selected up to the maximum rider mortality and expense risk charge of 2.0%; and


      5. The contract is not surrendered, and neither the varying premium bonus credit nor any other optional riders are selected.

Midland National may from time to time also disclose average annual total returns in a format, which assumes that the contract is kept in force through the time period shown. Such non-standard returns will be identical to the standard format, which assumes the contract is surrendered except that the contingent deferred sales charge percentage will be assumed to be 0%. The non-standard returns, which assume the contract is kept in-force, will only be shown in conjunction with standard returns, which assume the contract is surrendered.

CUMULATIVE TOTAL RETURNS

Midland National may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

             CTR = [ERV/P] - 1
             Where:       CTR =    the cumulative total return net of investment
                                   division recurring charges for the period.

                          ERV = ending redeemable value of an assumed $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion thereof).

                          P   =    an assumed initial payment of $1,000

The returns which assume the contract is kept in-force will only be shown in conjunction with returns which assume the contract is surrendered.

Midland may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

ADJUSTED HISTORICAL PERFORMANCE DATA

Midland National may also disclose adjusted historical performance data for an investment division for periods before the investment division commenced operations, based on the assumption that the investment division was in existence before it actually was, and that the investment division had been invested in a particular portfolio that was in existence prior to the investment division's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the investment division will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a "contract charges" factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average accumulation value of $35,000 so it is calculated as $30/$35,000, or 0.09% annually. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the investment division. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value ("ERV") of a hypothetical $1,000 initial payment in the investment division is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).


                               FEDERAL TAX MATTERS

TAX-FREE EXCHANGES (SECTION 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the contract, the Company does not differentiate between Section 1035 premiums and non-Section 1035 premiums.

We also accept "rollovers" from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other Qualified contract which is eligible to "rollover" into an IRA (except 403(b) contracts). The Company differentiates between Non-Qualified contracts and IRAs to the extent necessary to comply with federal tax laws.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the code requires any Non-Qualified contract to provide that
(a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner's death, or (2) as Annuity payments which will begin within one year of that owner's death and which will be made over the life of the owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The owner's "designated beneficiary" is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified contracts.

NON-NATURAL PERSON OWNERS

If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

DIVERSIFICATION REQUIREMENTS

The Code requires that the investments of each investment division of the Separate Account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

OWNER CONTROL

In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, We believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of a specific dollar amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457 Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

                          DISTRIBUTION OF THE CONTRACT

The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Securities Company, LLC ("Sammons Securities Company) serves as principal underwriter for the contracts. Sammons Securities Company is a Delaware limited liability company and its home office is located at 4261 Park Road, Ann Arbor, Michigan 48103. Sammons Securities Company is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Sammons Securities Company offers the contracts through its registered representatives. Sammons Securities Company is a member of the Securities Investor Protection Corporation. Sammons Securities Company also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Registered representatives are appointed as Our insurance agents.

Under the distribution agreement with Sammons Securities Company, We pay the following sales expenses:

      o     sales representative training allowances,

      o     deferred compensation and insurance benefits,

      o     advertising expenses, and

      o     all other expenses of distributing the contracts.

We and/or Sammons Securities Company may pay certain selling firms additional amounts for:

      o "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to their sales representatives;

      o     sales promotions relating to the contracts;

      o costs associated with sales conferences and educational seminars for their sales representatives; and

      o     other sales expenses incurred by them.


We and/or Sammons Securities Company may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.



                          SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets.
Records are maintained of all premiums and redemptions of fund shares held by each of the investment divisions.


                                STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.


                               RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.


                                  LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the contracts has been provided by Sutherland Asbill & Brennan LLP, Washington, D.C.


                                FINANCIAL MATTERS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company as of and for the years ended December 31, 2004, have been audited by PricewaterhouseCoopers LLP, independent auditors. The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

                              Bank of America Plaza
                                800 Market Street
                                  St. Louis, MO
                                   63101-2695


                                OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.


                              FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland National to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of Separate Account C.

Balance Sheets

Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Balance Sheets
September 30, 2005 (UNAUDITED) and December 31, 2004

(amounts in thousands)                                                                      9/30/05                2004
                                                                                           UNAUDITED
Assets
Investments
    Fixed maturities                                                                     $ 16,915,591          $14,171,511
    Equity securities                                                                         300,860              298,907
    Mortgage loans                                                                            383,197              436,261
    Policy loans                                                                              275,761              272,315
    Short-term investments                                                                    164,941              135,610
    Other invested assets and derivatives                                                     305,916              261,924
                                                                                  --------------------   ------------------
              Total investments                                                            18,346,266           15,576,528
Cash                                                                                               55               27,495
Accrued investment income                                                                     168,508              151,742
Deferred policy acquisition costs                                                           1,120,362            1,019,716
Deferred sales inducements                                                                    331,599              275,863
Present value of future profits of acquired businesses                                         39,962               43,254
Income tax asset                                                                              144,788              104,752
Other receivables and other assets                                                             83,174               78,996
Reinsurance receivables                                                                     1,461,504            1,352,839
Separate accounts assets                                                                      686,608              602,723
                                                                                  --------------------   ------------------
              Total assets                                                               $ 22,382,826          $19,233,908
                                                                                  --------------------   ------------------
Liabilities and Stockholder's Equity
Liabilities
    Policyholder account balances                                                        $ 16,502,085          $14,825,850
    Policy benefit reserves                                                                   828,728              786,500
    Policy claims and benefits payable                                                         94,083              112,902
    Repurchase agreements and collateral on derivative instruments                          2,455,122            1,244,877
    Other liabilities                                                                         484,152              410,738
    Separate account liabilities                                                              686,608              602,723
                                                                                  --------------------   ------------------
              Total liabilities                                                            21,050,778           17,983,590
                                                                                  --------------------   ------------------
Commitments and contingencies
Stockholder's equity
    Common stock, $1 par value, 2,549,439 shares authorized,
     2,548,878 shares outstanding                                                               2,549                2,549
    Additional paid-in capital                                                                268,707              268,707
    Accumulated other comprehensive income                                                     67,173               97,243
    Retained earnings                                                                         993,619              881,819
                                                                                  --------------------   ------------------
              Total stockholder's equity                                                    1,332,048            1,250,318
                                                                                  --------------------   ------------------
              Total liabilities and stockholder's equity                                 $ 22,382,826          $19,233,908
                                                                                  --------------------   ------------------

Income

Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Statements of Income
Nine Months Ended September 30, 2005 (UNAUDITED) and Years Ended December 31, 2004 and 2003
(amounts in thousands)                                                          9/30/05               2004             2003
                                                                              UNAUDITED
Revenues
Premiums                                                                       $   86,049         $ 109,095        $ 112,118
Interest sensitive life and investment product charges                            190,849           247,658          225,966
Net investment income                                                             613,823           827,653          595,149
Net realized investment gains (losses)                                             (9,430)           (3,914)           3,482
Net unrealized gains (losses) on derivative instruments                            15,791            (8,063)          17,024
Other income                                                                        6,521             6,300            6,601
                                                                      --------------------   ---------------  ---------------
              Total revenue                                                       903,603         1,178,729          960,340
                                                                      --------------------   ---------------  ---------------
Benefits and expenses
Benefits incurred                                                                 153,889           223,052          187,400
Amortization of deferred sales inducements                                         21,164            21,076           15,748
Interest credited to policyholder account balances                                392,912           575,534          400,478
                                                                      --------------------   ---------------  ---------------
              Total benefits                                                      567,964           819,662          603,626
                                                                      --------------------   ---------------  ---------------
Operating expenses (net of commissions and other
 expenses deferred)                                                                63,986            74,462           81,073
Amortization of deferred policy acquisition costs and
 present value of future profits of acquired businesses                           102,490           116,504          113,614
                                                                      --------------------   ---------------  ---------------
              Total benefits and expenses                                         734,440         1,010,628          798,313
                                                                      --------------------   ---------------  ---------------
              Income before income taxes and cumulative
               effect of a change in accounting principle                         169,163           168,101          162,027
Income tax expense                                                                 57,362            58,318           55,328
                                                                      --------------------   ---------------  ---------------
              Income before cumulative effect of a change
               in accounting principle                                            111,801           109,783          106,699
Cumulative effect on prior years of change in
 accounting principle                                                                   -            (7,549)               -
                                                                      --------------------   ---------------  ---------------
              Net income                                                      $   111,801         $ 102,234        $ 106,699
                                                                      --------------------   ---------------  ---------------

Midland National Life Insurance Company
Separate Account C
Accumulated Total for All Portfolios
UNAUDITED

     Statement of Assets and Liabilities                          Statement of Operations
             September 30, 2005                                      Nine Months Ended September 30, 2005
                         UNAUDITED                                      UNAUDITED

ASSETS                                                            INVESTMENT INCOME
    Investment in Portfolios, at net asset                          Dividend income                              $  3,219,310
     value (cost $259,935,388)                   $285,624,693       Capital gains distributions                     2,309,358
                                                                                                             -----------------

LIABILITIES                                                 -                                                       5,528,668
                                              ----------------
                                                                    Expenses
NET ASSETS                                       $285,624,693         Administrative expense                          215,577
                                              ----------------
                                                                      Mortality and expense risk                    2,570,854
                                                                      Contract maintenance charge                     152,043
                                                                                                             -----------------

                                                                        Net investment income                       2,590,194

                                                                  REALIZED AND UNREALIZED GAINS
                                                                   (LOSSES) ON INVESTMENTS
                                                                    Net realized losses on investments             (2,064,060)
                                                                    Net unrealized appreciation on
                                                                     investments                                   10,856,788
                                                                                                             -----------------

                                                                  Net increase in net assets resulting from
                                                                   operations                                    $ 11,382,922
                                                                                                             -----------------

------------------------------------------------------------------------------------------------------------------------------

     Statement of Changes in Net Assets
   Years Ended December 31, 2004 and 2003
                  UNAUDITED

                                                                                                2005               2004

Net assets at beginning of year                                                               $241,230,758       $199,869,839

Net increase in net assets resulting from operations                                            11,382,922         18,254,520

Capital shares transactions
    Net premiums                                                                                56,755,476         54,324,076
    Transfers of policy loans                                                                       37,662            (76,345)
    Transfers of surrenders                                                                    (16,429,879)       (24,461,692)
    Transfers of death benefits                                                                 (2,019,014)        (1,297,355)
    Transfers of other terminations                                                             (4,820,235)        (5,532,392)
    Interfund and net transfers to general account                                                (512,997)           150,107
                                                                                          -----------------  -----------------

      Net increase in net assets from capital share transactions                                33,011,013         23,106,399
                                                                                          -----------------  -----------------

Total increase in net assets                                                                    44,393,935         41,360,919
                                                                                          -----------------  -----------------

Net assets at end of year                                                                     $285,624,693       $241,230,758
                                                                                          -----------------  -----------------


      Midland National Life Insurance Company

      (an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)

      Financial Statements

      December 31, 2004, 2003 and 2002

Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Index
December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Balance Sheets   2

Statements of Income...........................................................3

Statements of Stockholder's Equity.............................................4

Statements of Cash Flows.....................................................5-6

Notes to Financial Statements...............................................7-31

             Report of Independent Registered Public Accounting Firm


      The Board of Directors and Stockholder of Midland National Life Insurance Company


      In our opinion, the accompanying balance sheets and the related statements of income, of stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Midland National Life Insurance Company (an indirect, wholly owned subsidiary of Sammons Enterprises, Inc.) (the "Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the financial statements the Company changed its method of accounting in 2004 for certain contracts issued by adopting American Institute of Certified Public Accountants Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, and for modified coinsurance reinsurance by adopting Statement of Financial Accounting Standards No. 133 Implementation Issue No. B36, Embedded
      Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments.


       /s/
       ----------------------------------------
       PricewaterhousesCoopers LLP

       March 4, 2005


Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Balance Sheets
--------------------------------------------------------------------------------
December 31, 2004 and 2003
--------------------------------------------------------------------------------

(amounts in thousands, except share and per share amounts)                              2004                2003

Assets
Investments
    Fixed maturities                                                                    $14,171,511         $11,418,585
    Equity securities                                                                       298,907             320,049
    Mortgage loans                                                                          436,261             483,595
    Policy loans                                                                            272,315             269,441
    Short-term investments                                                                  135,610             209,268
    Other invested assets and derivatives                                                   261,924             302,964
                                                                                  ------------------  ------------------
              Total investments                                                          15,576,528          13,003,902
Cash                                                                                         27,495              33,268
Accrued investment income                                                                   151,742             143,187
Deferred policy acquisition costs                                                         1,019,716           1,013,898
Deferred sales inducements                                                                  275,863             219,470
Present value of future profits of acquired businesses                                       43,254              48,502
Income tax asset                                                                            104,752              68,444
Other receivables and other assets                                                           78,996              71,787
Reinsurance receivables                                                                   1,352,839           1,156,434
Assets held in trust - restricted                                                                 -              29,199
Separate accounts assets                                                                    602,723             488,815
                                                                                  ------------------  ------------------
              Total assets                                                              $19,233,908         $16,276,906
                                                                                  ------------------  ------------------
Liabilities and Stockholder's Equity
Liabilities
    Policyholder account balances                                                       $14,825,850         $12,294,754
    Policy benefit reserves                                                                 786,500             713,282
    Policy claims and benefits payable                                                      112,902              92,684
    Repurchase agreements and collateral on derivative instruments                        1,244,877           1,040,429
    Other liabilities                                                                       410,738             460,650
    Trust fund payable                                                                            -              29,199
    Separate account liabilities                                                            602,723             488,815
                                                                                  ------------------  ------------------
              Total liabilities                                                          17,983,590          15,119,813
                                                                                  ------------------  ------------------
Commitments and contingencies
Stockholder's equity
    Common stock, $1 par value, 2,549,439 shares authorized,
     2,548,878 shares outstanding                                                             2,549               2,549
    Additional paid-in capital                                                              268,707             268,707
    Accumulated other comprehensive income                                                   97,243              65,252
    Retained earnings                                                                       881,819             820,585
                                                                                  ------------------  ------------------
              Total stockholder's equity                                                  1,250,318           1,157,093
                                                                                  ------------------  ------------------
              Total liabilities and stockholder's equity                                $19,233,908         $16,276,906
                                                                                  ------------------  ------------------


   The accompanying notes are an integral part of these financial statements.


Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Statements of Income
--------------------------------------------------------------------------------
Years Ended December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------

(amounts in thousands)                                                 2004               2003               2002

Revenues
Premiums                                                                $ 109,095          $ 112,118          $  96,815
Interest sensitive life and investment product charges                    247,658            225,966            157,699
Net investment income                                                     827,653            595,149            324,374
Net realized investment (losses) gains                                     (3,914)             3,482             14,514
Net unrealized (losses) gains on derivative instruments                    (8,063)            17,024            (22,115)
Other income                                                                6,300              6,601              5,066
                                                                  ----------------   ----------------   ----------------
              Total revenue                                             1,178,729            960,340            576,353
                                                                  ----------------   ----------------   ----------------
Benefits and expenses
Benefits incurred                                                         223,052            187,400            145,414
Amortization of deferred sales inducements                                 21,076             15,748                804
Interest credited to policyholder account balances                        575,534            400,478            211,811
                                                                  ----------------   ----------------   ----------------
              Total benefits                                              819,662            603,626            358,029
                                                                  ----------------   ----------------   ----------------
Operating expenses (net of commissions and other
 expenses deferred)                                                        74,462             81,073             44,386
Amortization of deferred policy acquisition costs and
 present value of future profits of acquired businesses                   116,504            113,614             49,197
                                                                  ----------------   ----------------   ----------------
              Total benefits and expenses                               1,010,628            798,313            451,612
                                                                  ----------------   ----------------   ----------------
              Income before income taxes and cumulative
               effect of a change in accounting principle                 168,101            162,027            124,741
Income tax expense                                                         58,318             55,328             43,021
                                                                  ----------------   ----------------   ----------------
              Income before cumulative effect of a
               change in accounting principle                             109,783            106,699             81,720
Cumulative effect on prior years of change in
 accounting principle                                                      (7,549)                 -                  -
                                                                  ----------------   ----------------   ----------------
              Net income                                                $ 102,234          $ 106,699          $  81,720
                                                                  ----------------   ----------------   ----------------

Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Statements of Stockholder's Equity
--------------------------------------------------------------------------------
Years Ended December 31, 2004, 2003 and 2002


                                                                                            Accumulated
                                                               Additional                    Other                      Total
                                                     Common     Paid-in     Comprehensive  Comprehensive  Retained   Stockholder's
(amounts in thousands)                               Stock      Capital     Income (Loss)  Income (Loss)  Earnings     Equity

Balances at December 31, 2001                        $ 2,549    $  33,707                   $ (31,568)    $ 695,166   $  699,854
Comprehensive income
   Net income                                                                $  81,720                       81,720       81,720
   Other comprehensive income
     Net unrealized gain on available-for-sale investments
      and certain interest rate swaps (net of tax $38,318)                      71,164         71,164                     71,164
                                                                            -----------
           Total comprehensive income                                        $ 152,884
                                                                            -----------
Capital contribution                                               10,000                                                 10,000
Dividends paid on common stock                                                                              (27,000)     (27,000)
                                                    ---------  -----------                 -----------   ----------- ------------
Balances at December 31, 2002                          2,549       43,707                      39,596       749,886      835,738
Comprehensive income
   Net income                                                                $ 106,699                      106,699      106,699
   Other comprehensive income
     Minimum pension liability (net of tax $407)                                  (756)          (756)                      (756)
     Net unrealized gain on available-for-sale investments
      and certain interest rate swaps (net of tax $14,222)                      26,412         26,412                     26,412
                                                                            -----------
           Total comprehensive income                                        $ 132,355
                                                                            -----------
Capital contribution                                              225,000                                                225,000
Dividends paid on common stock                                                                              (36,000)     (36,000)
                                                    ---------  -----------                 -----------   ----------- ------------
Balances at December 31, 2003                          2,549      268,707                      65,252       820,585    1,157,093
Comprehensive income
   Net income                                                                $ 102,234                      102,234      102,234
   Other comprehensive income
     Minimum pension liability (net of tax $1,572)                              (2,920)        (2,920)                    (2,920)
     Net unrealized gain on available-for-sale investments
      and certain interest rate swaps (net of tax $18,798)                      34,911         34,911                     34,911
                                                                            -----------
           Total comprehensive income                                        $ 134,225
                                                                            -----------
Dividends paid on common stock                                                                              (41,000)     (41,000)
                                                    ---------  -----------                 -----------   ----------- ------------
Balances at December 31, 2004                        $ 2,549    $ 268,707                   $  97,243     $ 881,819  $ 1,250,318
                                                    ---------  -----------                 -----------   ----------- ------------


   The accompanying notes are an integral part of these financial statements.


Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Statements of Cash Flows
--------------------------------------------------------------------------------
Years Ended December 31, 2004, 2003 and 2002


(amounts in thousands)                                                       2004               2003               2002

Cash flows from operating activities
Net income                                                                 $ 102,234          $ 106,699          $  81,720
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities
    Amortization of deferred policy acquisition costs,
     deferred sales inducements and
     present value of future profits of
     acquired businesses                                                     137,580            129,362             50,001
    Net amortization of premiums and discounts on
     investments                                                             102,659             40,694             46,795
    Policy acquisition costs deferred                                       (222,276)          (265,951)          (281,385)
    Sales inducements costs deferred                                         (99,767)          (127,882)           (87,837)
    Net realized investment losses (gains)                                     3,914             (3,482)           (14,514)
    Net unrealized losses (gains) on derivative
     instruments                                                               8,063            (17,024)            22,115
    Cumulative effect of accounting change                                     7,549                  -                  -
    Deferred income taxes                                                    (49,696)           (17,447)           (18,166)
    Net interest credited and product charges on
     universal life and investment policies                                  559,296            344,543            132,368
    Changes in other assets and liabilities
      Net receivables                                                        (17,263)          (100,577)           (22,345)
      Net payables                                                           (53,059)           (19,808)            (9,203)
      Policy benefits                                                       (102,707)           (17,240)             6,319
      Other                                                                   29,558            (10,966)               188
                                                                    -----------------  -----------------  -----------------
              Net cash provided by (used in) operating
               activities                                                    406,085             40,921            (93,944)
                                                                    -----------------  -----------------  -----------------
Cash flows from investing activities
Proceeds from investments sold, matured or repaid
    Fixed maturities                                                       5,590,085          6,407,146          5,274,090
    Equity securities                                                        222,225            306,724            118,338
    Mortgage loans                                                            41,368             65,711                  -
    Other invested assets and derivatives                                     59,716            157,831             38,282
Cost of investments acquired
    Fixed maturities                                                      (8,163,700)        (8,645,932)        (7,789,238)
    Equity securities                                                       (197,675)          (380,292)          (129,451)
    Other invested assets and derivatives                                   (176,351)          (114,483)          (122,988)
Purchase of CHC                                                                    -           (290,188)                 -
Net change in policy loans                                                    (2,874)            (2,222)               172
Net change in short-term investments                                          73,360            256,608            (88,630)
Net change in repurchase agreements and
 collateral on swap agreements                                               204,448            (32,593)           615,096
Net change in amounts due to brokers                                            (599)           (18,177)           (91,786)
                                                                    -----------------  -----------------  -----------------
              Net cash used in investing activities                       (2,349,997)        (2,289,867)        (2,176,115)
                                                                    -----------------  -----------------  -----------------


Cash flows from financing activities
Receipts from universal life and investment products                       2,849,016          2,839,656          2,761,615
Benefits paid on universal life and investment
 products                                                                   (869,877)          (756,241)          (461,264)
Cash paid on coinsurance agreement                                                 -            (13,817)                 -
Capital contributions received                                                     -            225,000             10,000
Dividends paid on common stock                                               (41,000)           (36,000)           (27,000)
                                                                    -----------------  -----------------  -----------------
              Net cash provided by financing activities                    1,938,139          2,258,598          2,283,351
                                                                    -----------------  -----------------  -----------------
              (Decrease) increase in cash                                     (5,773)             9,652             13,292
Cash
Beginning of year                                                             33,268             23,616             10,324
                                                                    -----------------  -----------------  -----------------
End of year                                                                $  27,495          $  33,268          $  23,616
                                                                    -----------------  -----------------  -----------------
Supplemental disclosures of cash flow information
Cash paid during the year for
    Interest                                                                 $     -            $     -            $    25
    Income taxes, paid to parent                                             107,788             92,221             42,908

Midland National Life Insurance Company
(an indirect wholly owned subsidiary of Sammons Enterprises, Inc.)
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002
--------------------------------------------------------------------------------
1.      Summary of Significant Accounting Policies

        Organization
        Midland National Life Insurance Company ("Midland National") is a wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI"). Effective January 8, 2003, Midland National acquired through a purchase agreement, 100% of the outstanding shares of CHC Holding Inc. ("CHC") (Note 10). Companies owned by CHC included the insurance entity, Clarica Life Insurance Company - U.S. ("Clarica Life") and three noninsurance entities that provide various services on behalf of Clarica Life. Together, these companies (collectively the "Company") operate predominantly in the individual life and annuity business of the life insurance industry and are licensed to operate in 49 states and the District of Columbia. The accompanying financial statements for 2003 include the consolidated accounts of the Company, including the results of operations and cash flows of CHC for the time period from January 8, 2003 (date of purchase) through December 31, 2003. All significant inter-company accounts and transactions were eliminated in consolidation. Effective April 2004, all of the assets and liabilities of CHC, Clarica Life and the three noninsurance entities were merged into Midland National and the respective shares of each company retired.

        The Company is affiliated through common ownership with North American Company for Life and Health Insurance ("North American") and North American Company for Life and Health Insurance of New York ("NANY").

        Use of Estimates
        In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

        The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and a decrease in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

        Investments
        The Company is required to classify its fixed maturity investments (bonds and redeemable preferred stocks) and equity securities (common and nonredeemable preferred stocks) into three categories: securities that the Company has the positive intent and the ability to hold to maturity are classified as "held-to-maturity;" securities that are held for current resale are classified as "trading securities;" and securities not classified as held-to-maturity or as trading securities are classified as "available-for-sale." Investments classified as trading or available-for-sale are required to be reported at fair value in the balance sheet. The Company currently has no securities classified as held-to-maturity or trading.


        Available-for-sale securities are classified as such if not considered trading securities or if there is not the positive intent and ability to hold the securities to maturity. Such securities are carried at market value with the unrealized holding gains and losses included as other comprehensive income in stockholder's equity, net of related adjustments to deferred policy acquisition costs, deferred income taxes and the accumulated unrealized holding gains (losses) on securities sold which are released into income as realized investment gains (losses). Cash flows from available-for-sale security transactions are included in investing activities in the statements of cash flows.

        For collateralized mortgage obligations ("CMO's") and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. This adjustment is included in net investment income.

        The majority of the mortgage loans were acquired as part of the CHC acquisition in 2003 and were recorded at fair value as of the purchase date. Mortgage loans are carried at the adjusted unpaid balances less allowance for losses.

        Short-term investments are carried at amortized cost, which approximates fair value. Policy loans are carried at unpaid principal balances.

        Other invested assets and derivatives are primarily comprised of interest rate swaps, options, joint ventures and limited partnerships. The interest rate swaps and options are reported at quoted market prices. Investments in joint ventures and limited partnerships are recorded under the equity method of accounting and reviewed for impairment on a periodic basis.

        Investment income is recorded when earned. Realized gains and losses are determined on the basis of specific identification of the investments.

        The Company's accounting policy for impairment recognition requires other than temporary impairment charges to be recorded. Factors considered in evaluating whether a decline in value is other than temporary include the length of time and magnitude by which the fair value is less than cost; the financial condition, enterprise value and prospects of the investment combined with the intent and ability of the Company to hold the investment. Other considerations are also taken into account such as, but not limited to financial ratios and the overall assessment of the value of the enterprise. For fixed income securities, the Company also considers whether it will be able to collect the amounts due according to the contractual terms of the investment. The Company recorded $6,348, $19,229 and $16,429 during 2004, 2003 and 2002, respectively, of realized losses as a result of this analysis, in addition to those securities which were sold and impaired at the time of sale. These losses are included in net realized gains and losses.


        Recognition of Traditional Life Revenue and Policy Benefits
        Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Life insurance premiums, which comprise the majority of premium revenues, are recognized as premium income when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy benefit reserves and the amortization of deferred policy acquisition costs.

        Liabilities for future policy benefits for traditional policies generally are computed by the net level premium method based on estimated future investment yield, mortality, morbidity, and withdrawals which were appropriate at the time the policies were issued or acquired. Interest rate assumptions range primarily from 6.25% to 11.25%.

        Recognition of Revenue and Policy Benefits for Interest Sensitive Life Insurance Products and Investment Contracts ("Interest Sensitive Policies")
        Interest sensitive policies are issued on a periodic and single premium basis. Amounts collected are credited to policyholder account balances. Revenues from interest sensitive policies consist of charges assessed against policyholder account balances for the cost of insurance, policy administration, and surrender charges. Revenues also include investment income related to the investments which support the policyholder account balances. Policy benefits and claims that are charged to expense include benefits incurred in the period in excess of related policyholder account balances. Benefits also include interest and equity index amounts credited to the account balances.

        Policy reserves for universal life and other interest sensitive life insurance and investment contracts are determined using the retrospective deposit method. Policy reserves consist of the policyholder deposits and credited interest less withdrawals and charges for mortality, administrative, and policy expenses. Interest crediting rates ranged primarily from 2.00% to 7.50% during 2004, 2.0% to 6.65% during 2003 and 2.75% to 5.65% during 2002. For certain contracts, these crediting rates extend for periods in excess of one year.

        Accounting for Derivative Instruments
        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137, 138 and 149, requires that all derivatives be carried on the balance sheet at fair value, with certain changes in fair value reflected in other comprehensive income (for those derivatives designated as "hedges") while other changes in derivative fair value are reflected in the statement of income. The Company uses derivatives to manage its policy obligation and investment risks.

        The Company has $3,324,987 of annuity policies inforce at December 31, 2004 (net of $902,079 ceded to an outside reinsurer) that have a guaranteed base return and a higher potential return tied to several major equity market indexes. In order to fund these benefits, the Company purchases over-the-counter index ("call") options which compensate the Company for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. The Company classifies these derivative investments as "Other Invested Assets" and amortizes the cost against investment income over the term of the option, which is typically one year. In accordance with SFAS No. 133 as amended, the Company adjusts the carrying value of the options from amortized cost to market with any change reflected as an unrealized gain (loss) in the statement of income. When the option matures, any value received by the Company is reflected as investment income ($215,244 in 2004 and $48,742 in 2003) offset by the amount credited to the policyholder ($201,752 in 2004 and $45,385 in 2003). The following relates to the options owned as of December 31:


                                   2004               2003               2002

Notional amount                $2,508,383         $1,875,505         $1,330,770
Amortized cost                     94,454             59,275             42,664
Estimated fair value              200,471            228,928             34,395


SFAS No. 133 requires that the fair value changes of the derivatives embedded in "Equity Indexed Products" be reflected in the statement of income. The following summarizes the impacts of these derivatives in the statement of income:

                                              Change
                                   ------------------------------
                                      During        January 1,      December 31,
                                                                   ----------------------------------------------
Gain (Loss) in Fair Value              2004            2004            2004            2003             2002

Change in investment values            $ (30,942)        $     -       $ 106,018       $ 136,960       $  (8,269)
Change in liability values                22,879          (4,347)       (125,955)       (144,487)        (16,282)
                                   --------------  --------------  --------------  --------------   -------------
Change in derivative/option
 values                                   (8,063)         (4,347)        (19,937)         (7,527)        (24,551)
Offset to deferred acquisition
 costs                                     4,299           2,854          11,913           4,760          14,615
Offset to deferred sales
 inducements                               1,625             809           2,885             451           2,571
Offset to federal income taxes               568             239           1,589             782           2,578
                                   --------------  --------------  --------------  --------------   -------------
Net impact                             $  (1,571)       $   (445)      $  (3,550)      $  (1,534)      $  (4,787)
                                   --------------  --------------  --------------  --------------   -------------


The changes in the above values during 2004 and 2003 are reflected in the statement of income in the respective components of income with the January 1, 2004, change reflected as a separate component in the statement of income. The cumulative effect of an accounting change is discussed in the Embedded Derivative paragraph of the New Accounting Standards section of this footnote.

The fair value of the investment in call options is based upon quoted market prices. The fair value of the embedded options related to the policyholder obligations (liability values) is based upon current and expected index levels and returns as well as assumptions regarding general policyholder behavior, primarily lapses and withdrawals. These projected benefit values are discounted to the current date using the current risk free rate consistent with the duration of the liability. This value is then compared to the carrying value of the liability to calculate any gain or loss which is reflected in the statement of income as an unrealized gain or loss on derivative instruments. To the extent that these changes in values impact the earnings pattern of the product and thus the amortization pattern of the deferred acquisition costs and deferred sales inducements, an adjustment to the amortization of deferred acquisition costs and deferred sales inducements is made.


The Company has a number of investments which pay interest on a variable rate tied to a major interest rate index. The Company has entered into interest rate swaps which effectively convert the variable cash flows to fixed over the life of the swaps. These swaps pay the Company fixed rates while the Company is obligated to pay variable rates. The swaps are part of the Company's overall risk and asset-liability management strategy to reduce the volatility of cash flows and provide a better match to the characteristics of the Company's liabilities. These swaps are accounted for as cash flow hedges.

                                                         2004                  2003                   2002

Notional amounts                                      $ 156,500             $ 266,500              $ 728,500
Fixed rates to receive (range)                         4.73% to 6.04%         4.73% to 6.04%     4.73% to 6.04%
Current variable rates to pay (range)                  2.16% to 2.66%         1.15% to 1.23%     1.40% to 1.96%


The Company also had a number of investments which pay a fixed rate of interest and are important components of its asset-liability management. During 2004, as interest rates decreased these investments generated unrealized gains. Rather than sell the investments to realize the gains, the Company entered into interest rate swaps which effectively hedged these unrealized gains. These swaps pay the Company variable rates while the Company is obligated to pay fixed rates. It is anticipated that changes in the fair values of the investments due to changes in interest rates will be offset by a corresponding opposite change in the fair values of the interest rate swaps. These swaps are accounted for as fair value hedges.


                                                            2004

Notional amounts                                          $ 141,796
Fixed rates to pay (range)                                 2.88% to 4.34%
Current variable rates to recieve (range)                  1.88% to 2.55%

These cash-flow and fair-value hedges are considered to be highly effective and are accounted for as effective hedges with the change in fair value reflected in other comprehensive income.


                                            Change                               December 31,
                                            During               ------------------------------------------------------
Gain (Loss) in Fair Value                    2004               2004               2003               2002

Change in swaps values                          $   394          $  11,099          $  10,705          $  77,493
Offset to deferred acquisition
 costs                                             (228)            (6,561)            (6,333)           (46,624)
Offset to deferred sales
 inducements                                        (41)            (1,201)            (1,160)            (7,621)
Offset to federal income taxes                      (44)            (1,168)            (1,124)            (8,137)
                                        ----------------   ----------------   ----------------   ----------------
              Net impact to other
               comprehensive
               income                           $    81           $  2,169           $  2,088          $  15,111
                                        ----------------   ----------------   ----------------   ----------------


The Company generally limits its selection of counterparts that are obligated under its derivative contracts to those within the "A" credit rating or above. Entering into such agreements from financial institutions with long-standing performance records minimizes the risk. The amounts of such exposure are essentially the net replacement cost or market value for such agreements with each counterparty, as well as any interest due the Company from the last interest payment period less any collateral posted by the financial institution. Collateral posted at December 31, 2004 and 2003, applicable to all derivative investments was $94,038 and $105,110, respectively, and is reflected in the balance sheet in short-term investments. The obligation to repay the collateral is reflected in the balance sheet in repurchase agreements and collateral on derivative instruments.

Deferred Policy Acquisition Costs ("DPAC")
Policy acquisition costs that vary with, and are primarily related to the production of new business have been deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, policy issuance, underwriting, and certain variable agency expenses.

Deferred costs related to traditional life insurance are amortized over the estimated premium payment period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues.

Deferred costs related to interest sensitive policies are being amortized over the lives of the policies in relation to the present value of actual and estimated gross profits subject to regular evaluation and retroactive revision to reflect actual emerging experience.

Policy acquisition costs deferred and amortized for the years ended December 31 are as follows:

                                                                         2004               2003               2002

Deferred policy acquisition costs, beginning
 of year                                                              $1,013,898          $ 858,924          $ 772,787
Commissions deferred                                                     198,959            237,733            248,235
Underwriting and acquisition expenses deferred                            23,317             28,218             33,150
Effect of change in account - DIG B36                                      3,662                  -                  -
Change in offset to unrealized gains                                    (108,864)              (371)          (149,058)
Amortization - related to operations                                    (114,747)          (100,751)           (58,045)
Amortization - related to SFAS No. 133                                     3,491             (9,855)            11,855
                                                                 ----------------   ----------------   ----------------
Deferred policy acquisition costs, end of year                        $1,019,716         $1,013,898          $ 858,924
                                                                 ----------------   ----------------   ----------------


To the extent that unrealized gains and losses on available-for-sale securities would result in an adjustment to the amortization pattern of deferred policy acquisition costs or present value of future profits of acquired businesses had those gains or losses actually been realized, the adjustments are recorded directly to stockholder's equity through other comprehensive income as an offset to the unrealized gains or losses. Recoverability of deferred policy acquisition costs is evaluated periodically by comparing the current estimate of future profits to the unamortized asset balance.

Present Value of Future Profits of Acquired Businesses
The present value of future profits of acquired businesses ("PVFP") represents the portion of the purchase price of blocks of businesses which is allocated to the future profits attributable to the insurance in force at the dates of acquisition. The PVFP is amortized in relationship to the actual and expected emergence of such future profits. The composition of the PVFP for the years ended December 31 is summarized below:


                                        2004          2003           2002

Balance at beginning of year         $  48,502     $  12,214      $  15,221
Value of acquired business                   -        39,295              -
Amortization                            (5,248)       (3,007)        (3,007)
                                   ------------   -----------   ------------
Balance at end of year               $  43,254     $  48,502      $  12,214
                                   ------------   -----------   ------------


Retrospective adjustments of these amounts are made periodically upon the revision of estimates of current or future gross profits on universal life-type products to be realized from a group of policies. Recoverability of the PVFP is evaluated periodically by comparing the current estimate of future profits to the unamortized asset balance.

Based on current conditions and assumptions as to future events, the Company expects to amortize $3,882, $3,880, $3,768, $3,659 and $3,541 of the existing PVFP over the next five years.

Policy Claims and Benefits Payable
The liability for policy claims and benefits payable includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience. Claim liabilities are based on estimates and are subject to future changes in claim severity and frequency. Estimates are periodically reviewed and adjustments to such liabilities are reflected in current operations.

Federal Income Taxes
The Company is a member of SEI's consolidated United States federal income tax group. The policy for intercompany allocation of federal income taxes provides that the Company compute the provision for federal income taxes on a separate return basis. The Company makes payment to, or receives payment from, SEI in the amount they would have paid to, or received from, the Internal Revenue Service had they not been members of the consolidated tax group. The separate Company provisions and payments are computed using the tax elections made by SEI.

Deferred tax liabilities and assets are recognized based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Assets Held in Separate Accounts
Variable Life and Annuity Products A portion of the separate accounts held by the Company are funds on which investment income and gains or losses accrue directly to certain policyholders. The assets of these accounts are legally separated and are not subject to the claims that may arise out of any other business of the Company. The Company reports this portion of its separate account assets at market value; the underlying investment risks are assumed by the contractholders. The Company records the related liabilities at amounts equal to the market value of the underlying assets. The Company records the fees earned for administrative and contractholder services performed for the separate accounts in other income.

Bank Owned Life Insurance Products
A portion of the separate accounts held by the Company relates to individual bank owned life insurance policies that are nonindexed with fixed guarantees. These amounts are subject to limited discretionary withdrawal at book value without a market value adjustment. The Company reports this portion of its separate account assets at book value; the underlying investment risks are assumed by the Company.

Comprehensive Income
The Company follows the reporting concept of "Comprehensive Income" which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Comprehensive income for the Company includes net income and other comprehensive income, which includes unrealized gains and losses on available-for-sale securities and the minimum pension liability. In addition, certain interest rate swaps are accounted for as cash-flow hedges with the change in the fair value of the swap reflected in other comprehensive income.

Repurchase Agreements and Collateral on Derivative Instruments Repurchase Agreements
As part of the Company's investment strategy, the Company may enter reverse repurchase agreements and dollar-roll transactions to increase the Company's investment return. The Company accounts for these transactions as collateral borrowings, where the amount borrowed is equal to the market value of the underlying securities. Reverse repurchase agreements involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed-upon price. Dollar rolls are similar to reverse repurchase agreements except that, with dollar rolls, the repurchase involves securities that are only substantially the same as the securities sold. As of December 31, 2004 and 2003, there were $1,150,839 and $935,319, respectively, of such agreements outstanding. The collateral for these agreements is held in the fixed maturities and short-term investments in the balance sheets.

New Accounting Standards

Nontraditional Long-Duration Contracts
The Company adopted the provisions of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 03-1 ("SOP 03-1"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for the Separate Accounts, on January 1, 2004. Following is a discussion of the impact of implementing this accounting standard.

Contracts Containing Death or Other Benefit Features
The Company has issued certain universal life insurance policies that have amounts assessed against policyholder account values each period to provide for benefit features under the contracts. The assessments are structured in a manner resulting in profits in earlier years and subsequent losses from the insurance benefits. In accordance with SOP 03-1, the Company established an additional liability for benefits to be provided during the subsequent loss periods. The Company has calculated this additional liability using a prescribed benefit ratio that accrues a portion of the earlier year profits to offset subsequent year losses. As a result of implementing this accounting procedure, the Company has recognized a cumulative loss as of January 1, 2004, of $7,104, which amount is reported net of applicable taxes as a cumulative change in accounting principle in the Statement of Income. For the 12 months ended December 31, 2004, the benefit expense recognized in the Statement of Income applicable to the adoption of SOP 03-1 was $3,007.

Sales Inducements
SOP 03-1 also provides guidance on accounting and reporting for certain sales inducements, primarily premium bonuses and bonus interest on the Company's annuity products. There was no change in the Company's method of capitalizing sales inducements, however the capitalized costs are now reported separately in the Balance Sheet and the amortization of the capitalized sales inducements is now reported as a component of benefits in the Statement of Income. Prior to adoption of SOP 03-1, the capitalized sales inducements were included in deferred policy acquisition costs and the related amortization expense was included in the amortization of deferred policy acquisition costs. The adoption of SOP 03-1, as it applies to accounting and reporting for certain sales inducements, had no effect on net income or stockholder's equity. The 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

                                                                    2004               2003               2002

Deferred sales inducements, beginning of year                    $ 219,470          $ 107,387          $  32,789
Sales inducements deferred                                          99,767            127,882             87,837
Change in offset to unrealized gains                               (22,298)               (50)           (12,435)
Amortization - related to operations                               (23,510)           (13,629)            (3,214)
Amortization - related to SFAS No. 133                               2,434             (2,120)             2,410
                                                           ----------------   ----------------   ----------------
Deferred sales inducements, end of year                          $ 275,863          $ 219,470          $ 107,387
                                                           ----------------   ----------------   ----------------

Embedded Derivatives
The FASB's Derivative Implementation Group issued SFAS No. 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments ("DIG B36") in April 2003. DIG B36 provides guidance for determining when certain reinsurance arrangements and debt instruments contain embedded derivatives requiring bifurcation due to the incorporation of credit risk exposures that are not clearly and closely related to the creditworthiness of the obligor. The provisions of DIG B36, which became effective for the Company on January 1, 2004, impact one large coinsurance with funds withheld agreement with an outside reinsurance company applicable to specified annuity policies issued by the Company. The embedded derivative contained in the funds withheld liability is similar to a total return swap since the Company cedes the total return on a designated investment portfolio to the outside reinsurer. The reinsurer assumes the interest credited to the policyholders on the policies covered by the treaty, which interest is relatively fixed. The Company has developed models based on the expected cash flows of the ceded annuity business to estimate the fair value of the policy liabilities. The value of the derivative embedded in the funds withheld coinsurance agreement is equal to the difference between the fair value of the assets in the portfolio designated under the coinsurance agreement and the fair value of the policy liabilities estimated from the cash flow models. At January 1, 2004, the reported value of the embedded derivative was ($445) net of taxes and related deferred acquisition costs and deferred sales inducements, which loss is reported as a cumulative effect of change in accounting principle in the accompanying statement of income. The net change in the reported value of the embedded derivative during 2004 was $85 and is reported as a net unrealized gain (loss) on derivative instruments in the statement of income.

2.      Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Mortgage Loans
The majority of the mortgage loans were acquired as part of the CHC acquisition in 2003 and were restated to a market value at purchase date. The fair values are estimated using a duration-adjusted pricing methodology that reflects changes in market interest rates and the specific interest-rate sensitivity of each mortgage. Price changes derived from the monthly duration-adjustments are applied to the initial valuation mortgage portfolio that was conducted by an independent broker/dealer upon acquisition of the loans in January 2003. At that time, each mortgage was modeled and assigned a spread corresponding to its risk profile for valuation purposes.

Cash, Short-Term Investments and Policy Loans
The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

Other Invested Assets and Derivatives
For joint ventures and limited partnerships, the carrying amounts which represent the Company's share of the entity's underlying equity reported in the balance sheets approximate their fair values. For the derivative instruments, including the interest rate swaps and options, the carrying value is equal to broker quoted market prices or fair value.

Investment Securities
Fair value for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value of equity securities are based on quoted market prices.

Investment-Type Insurance Contracts
Fair values for the Company's liabilities under investment-type insurance contracts are estimated using two methods. For those contracts without a defined maturity, the fair value is estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with the contracts being valued.

These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value to the Company.

The carrying value and estimated fair value of the Company's financial instruments are as follows:

                                            December 31, 2004                        December 31, 2003
                                  --------------------------------------   --------------------------------------
                                      Carrying            Estimated            Carrying            Estimated
                                        Value            Fair Value              Value            Fair Value

Financial assets
    Fixed maturities,
     available-for-sale                 $14,171,511         $14,171,511          $11,418,585         $11,418,585
    Equity securities,
     available-for-sale                     298,907             298,907              320,049             320,049
    Mortgage loans                          436,261             444,451              483,595             482,347
    Policy loans                            272,315             272,315              269,441             269,441
    Short-term investments                  135,610             135,610              209,268             209,268
    Other invested assets
     and derivatives                        261,924             261,924              302,964             302,964
Financial liabilities
    Investment-type
     insurance contracts                  8,473,091           7,158,469            5,967,544           5,130,482


3.       Investments and Investment Income

Fixed Maturities and Equity Security Investments The amortized cost and estimated fair value of fixed maturities and equity securities classified as available-for-sale are as follows:

                                                                         December 31, 2004
                                              -------------------------------------------------------------------------
                                                                      Gross             Gross
                                                                    Unrealized        Unrealized         Estimated
                                                  Amortized          Holding           Holding             Fair
                                                    Cost              Gains             Losses             Value

Fixed maturities
    U.S. Treasury and other U.S.
     Government corporations
     and agencies                                   $ 3,140,205         $ 74,360          $  5,407         $ 3,209,158
    Corporate securities                              5,323,903          183,169            17,243           5,489,829
    Mortgage-backed securities                        5,109,949          150,467             5,705           5,254,711
    Other debt securities                               209,689            8,285               161             217,813
                                              ------------------  ---------------   ---------------  ------------------
              Total fixed maturities                 13,783,746          416,281            28,516          14,171,511
Equity securities                                       281,894           17,384               371             298,907
                                              ------------------  ---------------   ---------------  ------------------
              Total available-for-
               sale                                 $14,065,640        $ 433,665          $ 28,887         $14,470,418
                                              ------------------  ---------------   ---------------  ------------------



                                                                            December 31, 2003
                                              -------------------------------------------------------------------------
                                                                      Gross             Gross
                                                                    Unrealized        Unrealized         Estimated
                                                  Amortized          Holding           Holding             Fair
                                                    Cost              Gains             Losses             Value

Fixed maturities
    U.S. Treasury and other U.S.
     Government corporations
     and agencies                                   $ 2,404,529         $ 23,051          $ 30,886         $ 2,396,694
    Corporate securities                              5,051,101          170,338            30,028           5,191,411
    Mortgage-backed securities                        3,648,309           82,784            17,253           3,713,840
    Other debt securities                               110,527            6,284               171             116,640
                                              ------------------  ---------------   ---------------  ------------------
              Total fixed maturities                 11,214,466          282,457            78,338          11,418,585
Equity securities                                       303,867           17,385             1,203             320,049
                                              ------------------  ---------------   ---------------  ------------------
              Total available-for-
               sale                                 $11,518,333        $ 299,842          $ 79,541         $11,738,634
                                              ------------------  ---------------   ---------------  ------------------

The corporate securities category in the table above includes a group of foreign securities with a total amortized cost of $19,571 and $19,487 and a fair value of $21,575 and $21,075 at December 31, 2004 and 2003, respectively. These securities have variable interest rates that currently average 2.37% and maturity dates of 2049.

The following table shows the Company's gross unrealized losses and fair value on its available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as follows:

                                                                     December 31, 2004
                                -------------------------------------------------------------------------------------
                                    Less than 12 months           12 months or more                 Total
                                ----------------------------  --------------------------  ---------------------------
                                                  Unrealized                  Unrealized                  Unrealized
                                 Fair Value        Losses     Fair Value       Losses      Fair Value       Losses

Fixed maturities
   US Treasury and other
    U.S. Government
    corporations and
    agencies                        $ 224,242       $ 2,736      $218,971       $ 2,671       $ 443,213      $ 5,407
   Corporate securities               755,640         6,547       309,073        10,696       1,064,713       17,243
   Mortgage-backed
    securities                        447,370         3,560       177,818         2,145         625,188        5,705
   Other debt securities               17,123            69         4,848            92          21,971          161
                                --------------   -----------  ------------   -----------  --------------  -----------
           Total fixed
            maturities              1,444,375        12,912       710,710        15,604       2,155,085       28,516
Equity securities                      49,835           302        11,427            69          61,262          371
                                --------------   -----------  ------------   -----------  --------------  -----------
           Total available-
            for-sale               $1,494,210       $13,214      $722,137       $15,673      $2,216,347      $28,887
                                --------------   -----------  ------------   -----------  --------------  -----------




                                                                   December 31, 2003
                                -------------------------------------------------------------------------------------
                                    Less than 12 months           12 months or more                 Total
                                ----------------------------  --------------------------  ---------------------------
                                                  Unrealized                  Unrealized                  Unrealized
                                 Fair Value        Losses     Fair Value       Losses      Fair Value       Losses

Fixed maturities
   US Treasury and other
    U.S. Government
    corporations and
    agencies                       $1,160,846       $28,898      $ 93,167       $ 1,988      $1,254,013      $30,886
   Corporate securities               186,633         9,384       233,752        20,644         420,385       30,028
   Mortgage-backed
    securities                      1,152,469        17,128        14,875           125       1,167,344       17,253
   Other debt securities               27,009           171             -             -          27,009          171
                                --------------   -----------  ------------   -----------  --------------  -----------
           Total fixed
            maturities              2,526,957        55,581       341,794        22,757       2,868,751       78,338
Equity securities                      98,825         1,141         3,999            62         102,824        1,203
                                --------------   -----------  ------------   -----------  --------------  -----------
           Total available-
            for-sale               $2,625,782       $56,722      $345,793       $22,819      $2,971,575      $79,541
                                --------------   -----------  ------------   -----------  --------------  -----------


The unrealized appreciation (depreciation) on the available-for-sale securities and interest rate swaps in 2004 and 2003 is reduced by DPAC, deferred sales inducements and deferred income taxes and is reflected as a component of accumulated other comprehensive income in the statements of stockholder's equity:

                                                                                   2004               2003

Net unrealized appreciation - AFS securities                                        $ 404,778          $ 220,300
Net unrealized appreciation - interest rate swaps                                      11,099             10,705
DPAC                                                                                 (227,398)          (118,534)
Deferred sales inducements                                                            (33,219)           (10,921)
Deferred income taxes                                                                 (54,341)           (35,542)
                                                                              ----------------   ----------------
                                                                                      100,919             66,008
Minimum pension liability (net of tax $1,979)                                          (3,676)              (756)
                                                                              ----------------   ----------------
              Accumulated other comprehensive gain                                  $  97,243          $  65,252
                                                                              ----------------   ----------------

The other comprehensive income (loss) is comprised of the change in unrealized gains (losses) on available-for-sale fixed maturities, equity security investments and other invested assets (interest rate swaps) arising during the period less the realized (gains) losses included in income, deferred policy acquisition costs, deferred sales inducements, deferred income taxes and minimum pension liability as follows:

                                                                         2004               2003               2002

Unrealized holding gains (losses) arising in the
 current period
     Fixed maturities                                                 $ 157,153          $  30,731          $ 209,522
     Equity securities                                                    3,409             12,538             (1,039)
     Other invested assets - interest rate swaps                            394            (66,788)            77,004
     Less:  Reclassification adjustment for
      losses (gains) released into income                                23,915             64,574            (14,512)
     Less:  DPAC impact                                                (108,864)              (371)          (149,058)
     Less:  Deferred sales inducements impact                           (22,298)               (50)           (12,435)
     Less:  Deferred income tax impact                                  (18,798)           (14,222)           (38,318)
                                                                ----------------   ----------------   ----------------
                                                                         34,911             26,412             71,164
     Less:  Minimum pension liability impact                             (2,920)              (756)                 -
                                                                ----------------   ----------------   ----------------
                 Net other comprehensive income                       $  31,991          $  25,656          $  71,164
                                                                ----------------   ----------------   ----------------

The amortized cost and estimated fair value of available-for-sale fixed maturities at December 31, 2004, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               Amortized           Estimated
                                                                                 Cost             Fair Value

Due in one year or less                                                           $  129,642          $  131,448
Due after one year through five years                                              1,096,425           1,118,793
Due after five years through ten years                                             1,877,466           1,957,231
Due after ten years                                                                5,570,264           5,709,327
Securities not due at a single maturity date (primarily
 mortgage-backed securities)                                                       5,109,949           5,254,712
                                                                           ------------------  ------------------
              Total fixed maturities                                             $13,783,746         $14,171,511
                                                                           ------------------  ------------------

Midland National became a member of the Federal Home Loan Bank of Des Moines ("FHLB") in 2002. In order to become a member Midland National was required to purchase FHLB equity securities that total $10,000 as of December 31, 2004. The securities are included in equity securities at cost in the Company's balance sheet. Resale of these securities is restricted only to FHLB. As a member of FHLB the Company can borrow money, provided that FHLB's collateral and stock ownership requirements are met. The maximum amount the Company can borrow is twenty times its FHLB investment. The interest rate and repayment terms differ depending on the type of advance and the term selected. The Company has not utilized this facility since its inception.

        Investment Income and Investment Gains (Losses)
        The major categories of investment income are summarized as follows:

                                                                2004               2003               2002

Gross investment income
    Fixed maturities                                             $ 668,442          $ 557,185          $ 323,558
    Equity securities                                               19,064             27,506             19,387
    Mortgage loans                                                  31,102             37,961              3,608
    Policy loans                                                    19,852             20,100             16,781
    Short-term investments                                           5,483              4,972              8,305
    Other invested assets                                           17,624             22,115             25,227
                                                           ----------------   ----------------   ----------------
              Total gross investment income                        761,567            669,839            396,866
Value received on option maturities                                215,244             48,742              4,385
Less:  Amortization of investment options                          108,179             77,357             56,491
Less:  Investment expenses                                          40,979             46,075             20,386
                                                           ----------------   ----------------   ----------------
              Net investment income                              $ 827,653          $ 595,149          $ 324,374
                                                           ----------------   ----------------   ----------------

Included in gross investment income from equity securities in 2004 and 2003 is $867 and $4,686, respectively, of income related to a common stock trading program the Company initiated in 2003. Under this program, the Company purchases a common equity security and simultaneously writes a covered call option on the security. The Company receives any common equity dividend and subsequently disposes of the common equity by terminating or expiring the written call option and selling the equity security or the covered call option on the equity security is exercised. In addition, the Company purchased S&P 500 and other equity specific put options to hedge against a significant drop in the equity securities market. There were no outstanding equity or option positions related to this trading program at December 31, 2004 or 2003. For the year ended December 31, gross investment income from these activities consisted of the following:

                                                             2004         2003

Dividends                                                 $  2,278    $  15,188
Covered call option premiums                                29,142        7,394
Loss on disposal of equity securities                      (35,983)     (17,271)
Put option income (expense)                                  5,430         (625)
                                                          ---------   ----------
              Net impact on gross investment income        $   867     $  4,686
                                                          ---------   ----------

The major categories of realized investment gains (losses) reflected in the income statement are summarized as follows:

                                                                    2004               2003               2002
                                                                  Realized           Realized           Realized

Fixed maturities                                                 $ (26,492)         $ (69,515)         $  26,331
Equity securities                                                    2,577              4,941            (11,819)
Mortgage loans                                                        (835)             2,164                  -
Gain on termination of interest rate swaps                           4,537             65,901                  -
Other                                                               16,299                 (9)                 2
                                                           ----------------   ----------------   ----------------
              Net investment (losses) gains                      $  (3,914)          $  3,482          $  14,514
                                                           ----------------   ----------------   ----------------

During 2004, the Company received liquidation proceeds from a limited partnership resulting in a realized gain of $14,975. The primary partnership asset was a commercial office complex. The realized gain from this partnership distribution is included in the other category in the above footnote.

During 2004 and 2003 the Company terminated interest rate swaps in situations where the underlying hedged assets were either called or sold. These swaps were previously accounted for as effective hedges and the proceeds from termination are reflected as realized gains or losses. In 2004 and 2003, the Company terminated interest rate swaps with notional amounts of $130,535 and $462,000 and realized net gains on the terminations of $4,537 and $42,293, respectively. In some of the 2003 termination agreements, the Company elected to continue the interest rate swap for a period of 18 months. The remaining 18-month interest rate swaps did not qualify for hedge accounting and the Company realized a gain equal to the fair value of the remaining interest rate swap on the date of termination. These swaps were adjusted to fair market value as of December 31, 2003, with any change in fair value reflected as a realized gain or loss. During 2003, the Company received net proceeds of $23,608 related to the termination of interest rate swaps with remaining 18-month periods.

In 2002, the Company sold most of its investments in Worldcom Inc. bonds and recorded a pre-tax realized loss of approximately $18,000. Offsetting gains were taken on other securities during 2002 which were recorded in net realized investment gains.

As a result of the Company's review of other than temporary impairments of investment securities, write-downs of United Airlines fixed income securities of $1,845, $4,658 and $11,654 have been recognized for the years ended December 31, 2004, 2003 and 2002, respectively. During 2003, the Company recognized an other than temporary impairment write-down of $11,087 applicable to fixed income securities of Southern Energy Corp.

Proceeds from the sale of available-for-sale securities and the gross realized gains and losses on these sales (excluding maturities, calls and prepayments) during 2004, 2003 and 2002 were as follows:

                                       2004                           2003                           2002
                           -----------------------------  ----------------------------   ----------------------------
                              Fixed          Equity           Fixed         Equity          Fixed          Equity
                            Maturities     Securities      Maturities     Securities      Maturities     Securities

Proceeds from sales          $4,320,894      $1,256,949      $5,509,559     $ 281,599      $5,079,475       $ 69,273
Gross realized gains             19,764          12,856          52,919         6,214          88,727          2,892
Gross realized losses           (44,761)        (49,127)        (92,818)       (2,719)        (51,632)       (17,565)

Credit Risk Concentration
The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. Government or U.S. Government Agency or Authority, the Company had no investment in one entity which exceeded 10% of stockholder's equity at December 31, 2004, except for the following investment with the following carrying value:

              SASCO Series 2004          $ 266,589

Other
At December 31, 2004 and 2003, securities amounting to $4,432 and
$4,845, respectively, were on deposit with regulatory authorities as required by law.

Mortgage Loans
Approximately 31% of the Company's mortgage loan portfolio is located in the Northeast geographic region. No other region accounts for over 22% of the mortgage portfolio. The composition of the mortgage loan portfolio by property characteristic category as of December 31, 2004, was as follows: Office 41%, Retail 11%, Industrial 25%, Apartment 5%, and Other 18%. At December 31, 2004, no investments in mortgage loans were considered by management to be impaired.

There were no new mortgage loans during in 2004. The maximum percentage of any one loan to the value of the underlying security at the time of the loan was 80%. Property and casualty insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The total recorded investment in restructured loans at December 31, 2004, is $562. Interest income on nonperforming loans is generally recognized on a cash basis.

4.        Income Taxes

The significant components of the provision for income taxes are as follows:

                                            2004         2003         2002

Current                                  $ 108,015    $  72,775    $  61,187
Deferred                                   (49,697)     (17,447)     (18,166)
                                         ----------   ----------   ----------
              Total income tax expense   $  58,318    $  55,328    $  43,021
                                         ----------   ----------   ----------



Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as follows:

                                             2004         2003         2002

At statutory federal income tax rate     $  58,836    $  56,709    $  43,660
Dividends received deductions                 (575)        (462)        (405)
Other, net                                      57         (919)        (234)
                                         ----------   ----------   ----------
              Total income tax expense   $  58,318    $  55,328    $  43,021
                                         ----------   ----------   ----------

The federal income tax asset as of December 31 is comprised of the following:

                                                 2004               2003

Net deferred income tax asset                     $ 110,637          $  74,102
Income taxes currently payable                       (5,885)            (5,658)
                                            ----------------   ----------------
              Federal income tax asset            $ 104,752          $  68,444
                                            ----------------   ----------------

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31 are as follows:

                                                            2004         2003

Deferred income tax assets
    Policy liabilities and reserves                      $ 607,013    $ 505,038
    Other, net                                              28,762       31,599
                                                         ----------   ----------
              Total deferred income tax assets             635,775      536,637
                                                         ----------   ----------
Deferred income tax liabilities
    Investments                                           (155,421)    (124,855)
    Present value of future profits of acquired business   (15,138)      (3,222)
    Deferred policy acquisition costs                     (354,579)    (334,458)
                                                         ----------   ----------
              Total deferred income tax liabilities       (525,138)    (462,535)
                                                         ----------   ----------
              Net deferred income tax asset              $ 110,637    $  74,102
                                                         ----------   ----------

Prior to 1984, certain special deductions were allowed life insurance companies for federal income tax purposes. These special deductions were accumulated in a memorandum tax account designated as "Policyholders' Surplus." Such amounts will usually become subject to tax at the then current rates only if the accumulated balance exceeds certain maximum limitations or certain cash distributions are deemed to be paid out of this account. A provision in the "American Jobs Creation Act of 2004" will treat distributions during 2005 and 2006 as being made from the policyholders' surplus account and no tax will be imposed on those distributions. The Company expects total distributions during this period to be in excess of the existing policyholder surplus account balance. Accordingly, no provision for income tax has been made on the approximately $79 million balance in the policyholders' surplus account at December 31, 2004.

5.        Reinsurance

The Company is involved in both the cession and assumption of life and annuity reinsurance with other companies. Reinsurance premiums and claims ceded and assumed for the years ended December 31 are as follows:

                             2004                              2003                              2002
                 --------------------------------  --------------------------------  -------------------------------
                       Ceded           Assumed          Ceded            Assumed          Ceded           Assumed

Premiums            $ 812,718         $ 3,115        $ 595,599          $ 8,774        $ 623,319         $ 7,519
Claims                111,320           2,699           99,713            5,306           27,757           7,282


The Company generally reinsures the excess of each individual risk over $500 on ordinary life policies in order to spread its risk of loss. Certain other individual health contracts are reinsured on a policy-by-policy basis. The Company remains contingently liable for certain of the liabilities ceded in the event the reinsurers are unable to meet their obligations under the reinsurance agreement. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk. The Company generally only reinsures with companies rated "A" or better by A.M. Best. The Company has two large reinsurance arrangements at December 31, 2004, which are described below.

Midland National is party to a funds withheld coinsurance agreement with an outside reinsurer. This is an indemnity agreement that covers 50% of all policies issued since 2002 of particular annuity plans. In this agreement Midland National agrees to withhold, on behalf of the assuming company, assets equal to the Statutory reserve associated with these policies. The Company has netted the funds withheld liability of $1,500,560 and $896,173 against the reserve credits of $1,838,275 and $1,093,253 in the reinsurance receivable line in the December 31, 2004 and 2003 balance sheets, respectively. This agreement increased (decreased) the following financial statement lines as follows:

                                                           2004         2003

Assets
    Other invested assets                               $  14,172     $  4,842
    Deferred policy acquisition costs                    (320,454)    (192,354)
    Reinsurance receivables                               337,715      197,079
Liabilities
    Other liabilities                                       2,250        1,022
Revenues
    Interest sensitive life and investment
       product charges                                     (2,564)      (1,486)
    Net investment income                                 (77,389)     (38,627)
Benefits and expenses
    Interest credited to policyholder
       account balances                                   (57,275)     (27,115)
    Operating expenses                                       (898)          75
    Amortization of deferred policy acquisition costs     (17,874)     (10,704)

Premiums, interest sensitive life and investment product charges, and benefits incurred are stated net of the amounts of premiums and claims assumed and ceded. Policyholder account balances, policy benefit reserves, and policy claims and benefits payable are reported gross of the related reinsurance receivables. These receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

Effective January, 2003, Clarica Life entered into a coinsurance agreement with an outside reinsurer that covered 30% of the majority of the inforce life and annuity policies. Policies issued in 2003 were not covered under this agreement. In this agreement $734,671 of policy obligations were transferred to the reinsurer. The transfer of the policy obligations was funded by the transfer of $564,570 of fixed maturity securities, $153,219 of mortgage loans and $15,417 of cash. The GAAP ceding fee of $1,465 was recorded into a deferred liability account which will be amortized over the life of the agreement.

6.        Statutory Financial Data and Dividend Restrictions

Midland National is domesticated in Iowa and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the insurance department of the domiciliary state. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state to state and company to company.

Generally, the net assets of an Iowa domiciled insurance company available for distribution to its stockholders are limited to the amounts by which the net assets, as determined in accordance with statutory accounting practices, exceed minimum regulatory statutory capital requirements. All payments of dividends or other distributions to stockholders are subject to approval by regulatory authorities. The maximum amount of dividends that can be paid by Midland National during any 12-month period, without prior approval of the insurance commissioner, is limited according to statutory regulations and is a function of statutory equity and statutory net income (generally, the greater of statutory-basis net gain from operations or 10% of prior year-end statutory-basis surplus). The Company paid statutory stockholder dividends of $41,000, $36,000 and $27,000 in 2004, 2003 and 2002, respectively. Dividends payable in 2005 up to approximately $181,000 will not require prior approval of regulatory authorities.

The statutory net income of the Company for the years ended December 31, 2004, 2003 and 2002, is approximately $181,000, $95,000 and $68,000, respectively, and capital and surplus at December 31, 2004, 2003 and 2002, is approximately $811,000, $722,000 and $509,000, respectively, in accordance with statutory accounting principles. Audits of the 2004 statutory amounts will be completed in May 2005.

7.        Employee Benefits

Midland National participates in qualified pensions and other postretirement benefit plans sponsored by SEI. The Company also provides certain postretirement health care and life insurance benefits for eligible active and retired employees through a defined benefit plan. The following table summarizes the benefit obligations, the fair value of plan assets and the funded status as of December 31, 2004 and 2003. The amounts reflect an allocation of the Company's portion of the SEI plan:


                                                             Pension Benefits                 Other Benefits
                                                       ------------------------------  ------------------------------
                                                             2004            2003            2004            2003

Benefit obligation at December 31                           $ 29,063        $ 32,195         $ 9,976         $ 7,902
Fair value of plan assets at December 31                      23,069          23,396               -               -
                                                       --------------  --------------  --------------  --------------
Funded status at December 31                                $ (5,994)       $ (8,799)       $ (9,976)       $ (7,902)
                                                       --------------  --------------  --------------  --------------
Accrued benefit liability recognized
 in financial statements                                     $ 5,994         $ 4,096         $ 7,243         $ 7,266
                                                       --------------  --------------  --------------  --------------


The Company's postretirement benefit plan is not funded; therefore, it has no plan assets.

The amounts of contributions made to and benefits paid from the plan are as follows:




                              Pension Benefits          Other Benefits
                          ------------------------  -----------------------
                            2004            2003     2004            2003

Employer contributions    $ 4,544         $ 2,366   $  373           $   -
Employee contributions          -               -       55             331
Benefit payments              300             672      429             494




The following table provides the net periodic benefit cost for the years ended 2004, 2003 and 2002:




                                   Pension Benefits                                 Other Benefits
                   ----------------------------------------------  ----------------------------------------------
                       2004            2003            2002            2004            2003             2002

Net periodic
 benefit costs          $ 3,031          $ 2,438         $ 1,394         $ 1,205          $  746          $  197


The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

                                                        Pension Benefits                  Other Benefits
                                                  ------------------------------   ------------------------------
                                                      2004            2003             2004             2003

Weighted-average assumptions as of
 December 31
    Discount rate                                    5.75%            6.25%         5.75 to 6.25%      6.25%
    Expected return on plan assets                   8.25%         6.25 to 8.75%        N/A             N/A
    Rate of compensation increase                    5.50%         4.05 to 4.25%        N/A             N/A


For measurement purposes, a 9% to 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually each year to a rate of 4.5% to 5.0% for 2011 and remain at that level thereafter.

Midland National also participates in a noncontributory Employee Stock Ownership Plan ("ESOP") which is qualified as a stock bonus plan. All employees are eligible to participate in this plan upon satisfying eligibility requirements. The ESOP is sponsored by SEI. Each year the Company makes a contribution to the ESOP as determined by the Board of SEI. The contributions to the ESOP for 2004, 2003 and 2002 were $2,576, $4,050 and $5,388, respectively. The expense for 2004, 2003 and 2002 was $3,120, $4,441 and $3,660, respectively. All contributions to the ESOP are held in trust.

8.        Commitments and Contingencies

Lease Commitments
The Company leases certain equipment and office space. Rental expense on operating leases amounted to $4,035, $4,742 and $2,005 for the years ended December 31, 2004, 2003 and 2002, respectively. The minimum future rentals on operating leases at December 31, 2004, are $1,683 in 2005; $1,624 in 2006; $1,554 in 2007; $1,414 in 2008; $1,414 in 2009 and $2,888 thereafter.

Other Contingencies
The Company is a defendant in various lawsuits related to the normal conduct of its insurance business. In the opinion of management, the ultimate resolution of such litigation will not materially impact the Company's financial position or results of operations.

9.        Other Related Party Transactions

The Company pays fees to SEI under management contracts. The Company was charged $9,336, $6,781 and $4,725 in 2004, 2003 and 2002, respectively, related to these contracts.

The Company pays investment management fees to an affiliate, The Guggenheim Group, L.L.C. ("Guggenheim"). The Company was charged $17,495, $13,612 and $7,147 in 2004, 2003 and 2002, respectively. The fee is calculated based on the average fair value of invested assets under management times a contractual rate.

Midland National provides certain insurance and noninsurance services to North American and NANY for which it was reimbursed $9,516, $9,032 and $13,233 in 2004, 2003 and 2002, respectively, for the costs incurred to render such services.

The Company received a capital contributions from SEI of $225,000 in 2003. These funds were applied as part of the funds to purchase CHC in 2003 (Note 10).

The Company pays sales commissions to Sammons Securities, Inc., a broker-dealer company, associated with the variable life and annuity premiums placed with the Company's separate account funds. The Company was charged approximately $481, 410 and $267 in 2004, 2003 and 2002, respectively.

10.        Acquisition of CHC Holding

Effective January 8, 2003, Midland National acquired 100% of the shares of CHC Holding Inc. ("CHC"), which is the holding corporation for Clarica Life Insurance Company - U.S. ("Clarica Life"). The primary source of funds used to acquire the CHC shares was capital contributions received from SEI of $225,000 and $10,000 received in 2003 and 2002, respectively. The purchase price for these shares was $290,188 of which $282,936 represented the initial cost of the shares plus $7,252 of other costs. The allocation of the purchase price to the assets and liabilities of this company was as follows:


Assets
    Fixed maturities securities                            $2,561,725
    Mortgage loans                                            669,184
    Policy loans                                               58,185
    Short-term investments                                     87,954
    Other invested assets and derivatives                      10,566
    Income tax asset                                           55,702
    Present value of future profits                            39,293
    Cash and other receivables                                 38,339
                                                         -------------
              Total assets                                  3,520,948
                                                         -------------
Liabilities
    Policyholder account balances and reserves              2,984,127
    Other liabilities                                         246,635
                                                         -------------
              Total liabilities                             3,230,762
                                                         -------------
Purchase price                                              $ 290,186
                                                         -------------


The results of CHC are included in the Company's financial statements since January 8, 2003, the effective date of the purchase. The acquired assets and liabilities were recorded at fair values and, as a result, there was no excess purchase price allocated to goodwill.

In 1994, Clarica Life issued subordinated bonds denominated in British pounds. The bonds matured on January 12, 2004, and paid interest at 7.25%. Interest payments and the repayment of principal at maturity date was fully guaranteed by Sun Life (previously known as Clarica Canada).

Prior to, and as a condition of, the acquisition of CHC by Midland, certain assets were put into trust to defease the outstanding debt. In addition, Sun Life indemnified Midland National against any liability related to these bonds or any shortfall in the trust and also retained the residual interest in any excess trust assets after the debt has been retired. The bonds were retired by the trust assets in 2004. As of December 31, 2003, $29,199 of assets existed in the trust available to repay the obligation.

Midland National Life Insurance Company
Separate Account C
Financial Statements
December 31, 2004 and 2003

Midland National Life Insurance Company
Separate Account C
Index
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Assets and Liabilities, Operations and
      Changes in Net Assets.................................................2-59

Notes to Financial Statements..............................................60-81

            Report of Independent Registered Public Accounting Firm.


   The Board of Directors and Stockholder
   Midland National Life Insurance Company and
   Policyholders of Separate Account C


   In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Midland National Life Insurance Company Separate Account C (consisting of the portfolios of the Fidelity Variable Insurance Products Fund I, the Fidelity Variable Insurance Products Fund II, the Fidelity Variable Insurance Products Fund III, the American Century Variable Portfolios, Inc., the Massachusetts Financial Services Variable Insurance Trust, the Lord Abbett Series Fund, Inc., the Alger American Fund, the Berger IPT Funds, the Calvert Variable Series, Inc., the AIM Variable Insurance Funds, the LEVCO Series Trust, the J.P. Morgan Series Trust II, the Rydex Variable Trust, the Van Eck Worldwide Insurance Trust, the Janus Aspen Series, and the PIMCO Variable Insurance Trust) at December 31, 2004, and the results of each of the portfolios' operations and changes in each of the portfolios' net assets for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Midland National Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmations of securities owned at December 31, 2004, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.



      /s/
   ----------------------------------------
    PricewaterhousesCoopers LLP

   April 22, 2005

Midland National Life Insurance Company
Separate Account C
Accumulated Total for All Portfolios
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                          Statement of Operations
              December 31, 2004                                         Year Ended December 31, 2004

ASSETS                                                            INVESTMENT INCOME
    Investment in Portfolios, at net asset                          Dividend income                              $  2,562,562
     value (cost $226,277,071)                   $241,230,758       Capital gains distributions                       675,855
                                                                                                             -----------------

LIABILITIES                                                 -                                                       3,238,417
                                              ----------------
                                                                    Expenses
NET ASSETS                                       $241,230,758         Administrative expense                          271,048
                                              ----------------
                                                                      Mortality and expense risk                    2,720,435
Number of units outstanding                        15,530,811         Contract maintenance charge                     214,168
                                              ----------------                                               -----------------

                                                                        Net investment income                          32,766

                                                                  REALIZED AND UNREALIZED GAINS
                                                                   (LOSSES) ON INVESTMENTS
                                                                    Net realized losses on investments             (4,556,555)
                                                                    Net unrealized appreciation on
                                                                     investments                                   22,778,309
                                                                                                             -----------------

                                                                  Net increase in net assets resulting from
                                                                   operations                                    $ 18,254,520
                                                                                                             -----------------

------------------------------------------------------------------------------------------------------------------------------

     Statement of Changes in Net Assets
   Years Ended December 31, 2004 and 2003

                                                                                                2004               2003

Net assets at beginning of year                                                               $199,869,839       $157,314,997

Net increase in net assets resulting from operations                                            18,254,520         36,259,240

Capital shares transactions
    Net premiums                                                                                54,324,076         37,606,368
    Transfers of policy loans                                                                      (76,345)           105,719
    Transfers of surrenders                                                                    (24,461,692)       (20,376,419)
    Transfers of death benefits                                                                 (1,297,355)        (1,192,319)
    Transfers of other terminations                                                             (5,532,392)        (7,564,497)
    Interfund and net transfers to general account                                                 150,107         (2,283,250)
                                                                                          -----------------  -----------------

      Net increase in net assets from capital share transactions                                23,106,399          6,295,602
                                                                                          -----------------  -----------------

Total increase in net assets                                                                    41,360,919         42,554,842
                                                                                          -----------------  -----------------

Net assets at end of year                                                                     $241,230,758       $199,869,839
                                                                                          -----------------  -----------------



The accompanying notes are an integral part of these financial statements.

Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund I Money Market Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 9,269,544                               Dividend income                               $   124,951
     shares at net asset value of $1.00                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $9,269,544)                    $ 9,269,544
                                                                                                                       124,951
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                           10,377
NET ASSETS                                          $ 9,269,544        Mortality and expense risk                      137,621
                                                 ---------------
                                                                       Contract maintenance charge                       5,366
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        73,388       $10.08       $  739,741           Net investment loss                          (28,413)
1.20% Institutional         7,135       $10.01           71,394
1.30% Institutional        40,055        $9.98          399,649    REALIZED AND UNREALIZED GAINS
1.40% Institutional       396,307       $13.18        5,224,524     (LOSSES) ON INVESTMENTS
1.45% Institutional        87,978        $9.93          873,966      Net realized gains on investments                       -
1.55% Institutional        57,026        $9.90          564,844      Net unrealized appreciation on
1.70% Institutional           476        $9.86            4,693       investments                                            -
                                                                                                               ----------------
1.80% Institutional         6,391        $9.83           62,842
1.90% Institutional         1,377        $9.80           13,502    Net decrease in net assets resulting from
2.05% Institutional       132,427        $9.76        1,292,705     operations                                     $   (28,413)
                                                                                                               ----------------
2.40% Institutional         2,244        $9.66           21,685





                       -----------               ---------------
                          804,804                   $ 9,269,544
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

      Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  8,015,449      $ 11,925,557

Net decrease in net assets resulting from operations                                                 (28,413)          (57,155)

Capital shares transactions
    Net premiums                                                                                   6,516,073        17,427,441
    Transfers of policy loans                                                                          6,878            12,844
    Transfers of surrenders                                                                         (967,042)       (7,815,987)
    Transfers of death benefits                                                                      (13,833)          (21,863)
    Transfers of other terminations                                                                 (589,632)       (2,379,243)
    Interfund and net transfers to general account                                                (3,669,936)      (11,076,145)
                                                                                            -----------------  ----------------

      Net increase (decrease) in net assets from capital share transactions                        1,282,508        (3,852,953)
                                                                                            -----------------  ----------------

Total increase (decrease) in net assets                                                            1,254,095        (3,910,108)
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  9,269,544      $  8,015,449
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund I High Income Portfolio
----------------------------------------------------------------------------------------------------------------------------------

Statement of Assets and Liabilities                                 Statement of Operations
  December 31, 2004                                                       Year Ended December 31, 2004

ASSETS                                                              INVESTMENT INCOME
    Investment in Portfolio, 1,016,766                                Dividend income                               $   388,767
     shares at net asset value of $6.96                               Capital gains distributions                             -
                                                                                                               -----------------
     per share (cost $6,621,615)                    $  7,080,933
                                                                                                                        388,767
LIABILITIES                                                    -      Expenses
                                                 ----------------
                                                                        Administrative expense                            6,449
NET ASSETS                                          $  7,080,933        Mortality and expense risk                       66,992
                                                 ----------------
                                                                        Contract maintenance charge                       3,564
                                                                                                               -----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        85,583       $13.91      $  1,190,397          Net investment income                         311,762
1.20% Institutional         2,842       $13.81            39,244
1.30% Institutional         5,907       $13.77            81,327    REALIZED AND UNREALIZED GAINS
1.40% Institutional       310,719       $14.13         4,389,854     (LOSSES) ON INVESTMENTS
1.45% Institutional         4,816       $13.71            66,012      Net realized losses on investments               (376,525)
1.55% Institutional        47,998       $13.67           656,050      Net unrealized appreciation on
1.65% Institutional           121       $14.15             1,712       investments                                      462,171
                                                                                                               -----------------
1.70% Institutional           141       $13.61             1,914
1.80% Institutional         2,598       $13.57            35,249    Net increase in net assets resulting from
1.90% Institutional           344       $13.53             4,652     operations                                     $   397,408
                                                                                                               -----------------
2.05% Institutional        44,134       $13.47           594,513
2.40% Institutional         1,501       $13.33            20,008




                       -----------               ----------------
                          506,702                   $  7,080,933
                       -----------               ----------------

--------------------------------------------------------------------------------------------------------------------------------

      Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004               2003

Net assets at beginning of year                                                                 $  4,641,549       $  3,040,364

Net increase in net assets resulting from operations                                                 397,408            821,649

Capital shares transactions
    Net premiums                                                                                   1,436,914          1,013,340
    Transfers of policy loans                                                                         (1,707)             3,140
    Transfers of surrenders                                                                         (272,738)          (304,681)
    Transfers of death benefits                                                                      (11,423)           (92,688)
    Transfers of other terminations                                                                 (188,282)           (82,753)
    Interfund and net transfers to general account                                                 1,079,212            243,178
                                                                                             ----------------  -----------------

      Net increase in net assets from capital share transactions                                   2,041,976            779,536
                                                                                             ----------------  -----------------

Total increase in net assets                                                                       2,439,384          1,601,185
                                                                                             ----------------  -----------------

Net assets at end of year                                                                       $  7,080,933       $  4,641,549
                                                                                             ----------------  -----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund I Equity-Income Portfolio
----------------------------------------------------------------------------------------------------------------------------------

Statement of Assets and Liabilities                                Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 840,139                                 Dividend income                               $   305,457
     shares at net asset value of $25.35                             Capital gains distributions                        73,176
                                                                                                               ----------------
     per share (cost $18,715,098)                  $ 21,298,544
                                                                                                                       378,633
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                           28,954
NET ASSETS                                         $ 21,298,544        Mortality and expense risk                      255,430
                                                 ---------------
                                                                       Contract maintenance charge                      19,674
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        53,683       $11.87       $  636,984           Net investment income                         74,575
1.20% Institutional         3,648       $11.78           42,967
1.30% Institutional         1,960       $11.75           23,017    REALIZED AND UNREALIZED GAINS
1.40% Institutional       732,571       $27.16       19,898,769     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,879       $11.69           45,359      Net realized gains on investments                  30,960
1.55% Institutional        27,853       $11.66          324,765      Net unrealized appreciation on
1.80% Institutional         1,558       $11.58           18,036       investments                                    1,808,712
                                                                                                               ----------------
2.05% Institutional        26,021       $11.49          299,015
2.15% Institutional            62       $11.46              711    Net increase in net assets resulting from
2.40% Institutional           713       $11.37            8,110     operations                                    $  1,914,247
                                                                                                               ----------------
2.65% Institutional            72       $11.29              810





                       -----------               ---------------
                          852,020                  $ 21,298,544
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

      Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $ 19,428,803      $ 16,582,653

Net increase in net assets resulting from operations                                               1,914,247         4,241,437

Capital shares transactions
    Net premiums                                                                                   2,117,801           826,931
    Transfers of policy loans                                                                         (4,993)           (3,587)
    Transfers of surrenders                                                                       (1,725,883)       (1,487,881)
    Transfers of death benefits                                                                     (126,527)         (132,514)
    Transfers of other terminations                                                                 (502,039)         (427,374)
    Interfund and net transfers to general account                                                   197,135          (170,862)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                     (44,506)       (1,395,287)
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,869,741         2,846,150
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $ 21,298,544      $ 19,428,803
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund I Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

      Statement of Assets and Liabilities                                   Statement of Operations
  December 31, 2004                                                       Year Ended December 31, 2004

ASSETS                                                              INVESTMENT INCOME
    Investment in Portfolio, 750,628                                  Dividend income                                $   64,606
     shares at net asset value of $31.99                              Capital gains distributions                             -
                                                                                                               -----------------
     per share (cost $27,061,902)                   $ 24,015,824
                                                                                                                         64,606
LIABILITIES                                                    -      Expenses
                                                 ----------------
                                                                        Administrative expense                           35,823
NET ASSETS                                          $ 24,015,824        Mortality and expense risk                      309,558
                                                 ----------------
                                                                        Contract maintenance charge                      34,131
                                                                                                               -----------------
                          Units     Unit Value     Net Assets
0.95% Institutional         44,423        $9.49       $  421,526          Net investment loss                          (314,906)
1.20% Institutional          1,575        $9.42           14,833
1.30% Institutional          1,452        $9.39           13,636    REALIZED AND UNREALIZED GAINS
1.40% Institutional      1,032,654       $22.31       23,035,444     (LOSSES) ON INVESTMENTS
1.45% Institutional          1,907        $9.35           17,834      Net realized losses on investments             (2,764,312)
1.55% Institutional         34,508        $9.32          321,765      Net unrealized appreciation on
1.70% Institutional            217        $9.28            2,019       investments                                    3,420,786
                                                                                                               -----------------
1.80% Institutional             39        $9.26              360
2.05% Institutional         20,309        $9.19          186,623    Net increase in net assets resulting from
2.15% Institutional              5        $9.16               43     operations                                     $   341,568
                                                                                                               -----------------
2.40% Institutional             99        $9.10              904
2.65% Institutional             93        $9.03              836




                       ------------              ----------------
                         1,137,280                  $ 24,015,824
                       ------------              ----------------

--------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004               2003

Net assets at beginning of year                                                                 $ 25,313,935       $ 21,476,304

Net increase in net assets resulting from operations                                                 341,568          6,040,530

Capital shares transactions
    Net premiums                                                                                   1,579,520            907,176
    Transfers of policy loans                                                                        (16,727)             9,247
    Transfers of surrenders                                                                       (2,062,899)        (1,969,460)
    Transfers of death benefits                                                                     (205,518)           (78,338)
    Transfers of other terminations                                                                 (497,100)          (492,053)
    Interfund and net transfers to general account                                                  (436,955)          (579,471)
                                                                                             ----------------  -----------------

      Net decrease in net assets from capital share transactions                                  (1,639,679)        (2,202,899)
                                                                                             ----------------  -----------------

Total (decrease) increase in net assets                                                           (1,298,111)         3,837,631
                                                                                             ----------------  -----------------

Net assets at end of year                                                                       $ 24,015,824       $ 25,313,935
                                                                                             ----------------  -----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund I Overseas Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 280,383                                 Dividend income                                $   44,057
     shares at net asset value of $17.49                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,866,553)                    $ 4,904,688
                                                                                                                        44,057
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            5,591
NET ASSETS                                          $ 4,904,688        Mortality and expense risk                       52,795
                                                 ---------------
                                                                       Contract maintenance charge                       5,025
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        24,549       $13.26       $  325,532           Net investment loss                          (19,354)
1.20% Institutional         2,089       $13.16           27,496
1.30% Institutional         3,107       $13.13           40,785    REALIZED AND UNREALIZED GAINS
1.40% Institutional       238,607       $16.56        3,951,575     (LOSSES) ON INVESTMENTS
1.45% Institutional         4,495       $13.07           58,750      Net realized gains on investments                 154,600
1.55% Institutional        10,703       $13.03          139,471      Net unrealized appreciation on
1.65% Institutional           224       $15.36            3,442       investments                                      360,968
                                                                                                               ----------------
1.70% Institutional         1,488       $12.97           19,305
1.80% Institutional         1,681       $12.94           21,751    Net increase in net assets resulting from
1.90% Institutional           983       $12.90           12,682     operations                                     $   496,214
                                                                                                               ----------------
2.05% Institutional        22,880       $12.84          293,826
2.15% Institutional            58       $12.80              745
2.40% Institutional           734       $12.71            9,327



                       -----------               ---------------
                          311,599                   $ 4,904,688
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 3,687,733      $  2,819,410

Net increase in net assets resulting from operations                                                 496,214         1,615,878

Capital shares transactions
    Net premiums                                                                                   1,007,157           189,076
    Transfers of policy loans                                                                         (2,508)              361
    Transfers of surrenders                                                                         (427,264)         (322,278)
    Transfers of death benefits                                                                      (30,001)          (16,462)
    Transfers of other terminations                                                                  (89,280)          (72,788)
    Interfund and net transfers to general account                                                   262,637          (525,464)
                                                                                            -----------------  ----------------

      Net increase (decrease) in net assets from capital share transactions                          720,741          (747,555)
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,216,955           868,323
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 4,904,688       $ 3,687,733
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund I Midcap Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 244,081                                 Dividend income                                 $       -
     shares at net asset value of $30.13                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $5,338,078)                    $ 7,353,232
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            7,764
NET ASSETS                                          $ 7,353,232        Mortality and expense risk                       74,329
                                                 ---------------
                                                                       Contract maintenance charge                       5,279
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        24,250       $15.22       $  369,163           Net investment loss                          (87,372)
1.20% Institutional         3,421       $15.11           51,709
1.30% Institutional         7,914       $15.07          119,261    REALIZED AND UNREALIZED GAINS
1.40% Institutional       426,203       $14.26        6,077,761     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,752       $15.00           56,294      Net realized gains on investments                 328,899
1.55% Institutional         9,850       $14.96          147,352      Net unrealized appreciation on
1.70% Institutional         1,477       $14.89           22,001       investments                                    1,046,331
                                                                                                               ----------------
1.80% Institutional         6,328       $14.85           93,977
1.90% Institutional            93       $14.81            1,379    Net increase in net assets resulting from
2.05% Institutional        21,650       $14.74          319,188     operations                                    $  1,287,858
                                                                                                               ----------------
2.15% Institutional         6,145       $14.70           90,340
2.40% Institutional           302       $14.59            4,405
2.65% Institutional            28       $14.49              404



                       -----------               ---------------
                          511,413                   $ 7,353,232
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 4,864,077      $  3,343,861

Net increase in net assets resulting from operations                                               1,287,858         1,183,561

Capital shares transactions
    Net premiums                                                                                   1,100,582           675,048
    Transfers of policy loans                                                                         (3,885)            3,142
    Transfers of surrenders                                                                         (373,952)         (511,793)
    Transfers of death benefits                                                                     (152,753)           (3,465)
    Transfers of other terminations                                                                 (168,480)          (89,713)
    Interfund and net transfers to general account                                                   799,785           263,436
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                   1,201,297           336,655
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       2,489,155         1,520,216
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 7,353,232       $ 4,864,077
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund II Asset Manager Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 374,424                                 Dividend income                               $   161,769
     shares at net asset value of $14.84                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $5,473,783)                    $ 5,555,667
                                                                                                                       161,769
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            8,270
NET ASSETS                                          $ 5,555,667        Mortality and expense risk                       72,864
                                                 ---------------
                                                                       Contract maintenance charge                       6,017
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         3,688       $10.97       $   40,469           Net investment income                         74,618
1.40% Institutional       287,405       $18.23        5,240,025
1.45% Institutional         1,566       $10.81           16,931    REALIZED AND UNREALIZED GAINS
1.55% Institutional        19,106       $10.78          206,027     (LOSSES) ON INVESTMENTS
1.70% Institutional           178       $10.74            1,908      Net realized losses on investments               (215,295)
2.05% Institutional         4,020       $10.63           42,721      Net unrealized appreciation on
2.40% Institutional           721       $10.52            7,586       investments                                      348,152
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $  207,475
                                                                                                               ----------------
                                                                                                               ----------------






                       -----------               ---------------
                          316,683                   $ 5,555,667
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  6,119,650       $ 5,895,389

Net increase in net assets resulting from operations                                                 207,475           881,629

Capital shares transactions
    Net premiums                                                                                     164,493           302,479
    Transfers of policy loans                                                                           (334)              865
    Transfers of surrenders                                                                         (648,911)         (592,671)
    Transfers of death benefits                                                                      (98,135)          (69,632)
    Transfers of other terminations                                                                 (202,979)         (248,632)
    Interfund and net transfers to general account                                                    14,408           (49,777)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (771,458)         (657,368)
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                             (563,983)          224,261
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 5,555,667      $  6,119,650
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund II Investment Grade Bond Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 599,254                                 Dividend income                                $  335,393
     shares at net asset value of $13.23                             Capital gains distributions                       241,954
                                                                                                               ----------------
     per share (cost $7,899,515)                    $ 7,927,639
                                                                                                                       577,347
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                           10,982
NET ASSETS                                          $ 7,927,639        Mortality and expense risk                      100,473
                                                 ---------------
                                                                       Contract maintenance charge                       6,943
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        34,015       $11.58       $  393,980           Net investment income                        458,949
1.20% Institutional           583       $11.50            6,704
1.30% Institutional         1,372       $11.46           15,727    REALIZED AND UNREALIZED GAINS
1.40% Institutional       405,965       $17.20        6,981,602     (LOSSES) ON INVESTMENTS
1.45% Institutional         6,795       $11.41           77,565      Net realized gains on investments                  33,983
1.55% Institutional        16,912       $11.38          192,482      Net unrealized depreciation on
1.70% Institutional           159       $11.33            1,807       investments                                     (277,599)
                                                                                                               ----------------
1.80% Institutional         1,502       $11.30           16,974
1.90% Institutional           456       $11.27            5,142    Net increase in net assets resulting from
2.05% Institutional        21,009       $11.22          235,655     operations                                     $   215,333
                                                                                                               ----------------






                       -----------               ---------------
                          488,769                   $ 7,927,639
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  8,132,050      $  9,016,171

Net increase in net assets resulting from operations                                                 215,333           313,082

Capital shares transactions
    Net premiums                                                                                     833,616         1,184,251
    Transfers of policy loans                                                                            797             3,924
    Transfers of surrenders                                                                         (583,070)         (944,606)
    Transfers of death benefits                                                                      (20,575)          (81,546)
    Transfers of other terminations                                                                 (168,522)         (359,884)
    Interfund and net transfers to general account                                                  (481,990)         (999,342)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (419,744)       (1,197,203)
                                                                                            -----------------  ----------------

Total decrease in net assets                                                                        (204,411)         (884,121)
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 7,927,639      $  8,132,050
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund II Index 500 Portfolio
----------------------------------------------------------------------------------------------------------------------------------

      Statement of Assets and Liabilities                                   Statement of Operations
  December 31, 2004                                                       Year Ended December 31, 2004

ASSETS                                                              INVESTMENT INCOME
    Investment in Portfolio, 196,850                                  Dividend income                                $  305,757
     shares at net asset value of $137.60                             Capital gains distributions                             -
                                                                                                               -----------------
     per share (cost $27,099,195)                    $27,086,408
                                                                                                                        305,757
LIABILITIES                                                    -      Expenses
                                                 ----------------
                                                                        Administrative expense                           34,594
NET ASSETS                                           $27,086,408        Mortality and expense risk                      315,407
                                                 ----------------
                                                                        Contract maintenance charge                      32,490
                                                                                                               -----------------
                          Units     Unit Value     Net Assets
0.95% Institutional         98,712       $10.90      $ 1,076,177          Net investment loss                           (76,734)
1.20% Institutional         11,158       $10.82          120,761
1.30% Institutional         15,648       $10.79          168,868    REALIZED AND UNREALIZED GAINS
1.40% Institutional        887,970       $26.36       23,408,907     (LOSSES) ON INVESTMENTS
1.45% Institutional         17,356       $10.74          186,475      Net realized losses on investments               (890,519)
1.55% Institutional         56,092       $10.71          600,914      Net unrealized appreciation on
1.65% Institutional            632       $13.35            8,446       investments                                    3,157,081
                                                                                                               -----------------
1.70% Institutional            743       $10.67            7,929
1.80% Institutional         10,057       $10.64          106,955    Net increase in net assets resulting from
1.90% Institutional          2,105       $10.60           22,322     operations                                    $  2,189,828
                                                                                                               -----------------
2.05% Institutional        128,007       $10.56        1,351,504
2.40% Institutional          2,550       $10.45           26,652
2.65% Institutional             48       $10.37              496



                       ------------              ----------------
                         1,231,078                   $27,086,408
                       ------------              ----------------

--------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004               2003

Net assets at beginning of year                                                                  $23,640,567        $20,680,848

Net increase in net assets resulting from operations                                               2,189,828          4,937,637

Capital shares transactions
    Net premiums                                                                                   3,681,784          1,165,373
    Transfers of policy loans                                                                        (16,496)            21,138
    Transfers of surrenders                                                                       (1,821,654)        (1,696,297)
    Transfers of death benefits                                                                     (208,170)          (260,439)
    Transfers of other terminations                                                                 (531,439)          (466,090)
    Interfund and net transfers to general account                                                   151,988           (741,603)
                                                                                             ----------------  -----------------

      Net increase (decrease) in net assets from capital share transactions                        1,256,013         (1,977,918)
                                                                                             ----------------  -----------------

Total increase in net assets                                                                       3,445,841          2,959,719
                                                                                             ----------------  -----------------

Net assets at end of year                                                                        $27,086,408        $23,640,567
                                                                                             ----------------  -----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund II Contrafund Portfolio
----------------------------------------------------------------------------------------------------------------------------------

      Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                        Year Ended December 31, 2004

ASSETS                                                               INVESTMENT INCOME
    Investment in Portfolio, 894,806                                   Dividend income                               $    61,802
     shares at net asset value of $26.57                               Capital gains distributions                             -
                                                                                                                -----------------
     per share (cost $20,472,220)                    $23,776,578
                                                                                                                          61,802
LIABILITIES                                                    -       Expenses
                                                  ---------------
                                                                         Administrative expense                           27,436
NET ASSETS                                           $23,776,578         Mortality and expense risk                      259,729
                                                  ---------------
                                                                         Contract maintenance charge                      24,290
                                                                                                                -----------------
                          Units      Unit Value     Net Assets
0.95% Institutional         38,269        $13.07      $  500,267           Net investment loss                          (249,653)
1.20% Institutional        146,360        $12.98       1,899,365
1.30% Institutional         21,211        $12.94         274,461     REALIZED AND UNREALIZED GAINS
1.40% Institutional        700,578        $27.94      19,575,065      (LOSSES) ON INVESTMENTS
1.45% Institutional          9,745        $12.88         125,546       Net realized losses on investments                (87,165)
1.55% Institutional         51,873        $12.85         666,342       Net unrealized appreciation on
1.65% Institutional            217        $13.96           3,025        investments                                    3,087,172
                                                                                                                -----------------
1.70% Institutional            222        $12.79           2,844
1.80% Institutional         11,778        $12.75         150,195     Net increase in net assets resulting from
1.90% Institutional            502        $12.72           6,389      operations                                     $ 2,750,354
                                                                                                                -----------------
2.05% Institutional         32,652        $12.66         413,368
2.15% Institutional         12,420        $12.62         156,775
2.65% Institutional             50        $12.44             625
3.35% Institutional            190        $12.19           2,311


                       ------------               ---------------
                         1,026,069                   $23,776,578
                       ------------               ---------------

---------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
     Years Ended December 31, 2004 and 2003

                                                                                                   2004               2003

Net assets at beginning of year                                                                  $ 17,597,218       $ 14,723,127

Net increase in net assets resulting from operations                                                2,750,354          3,578,855

Capital shares transactions
    Net premiums                                                                                    4,176,697          1,378,385
    Transfers of policy loans                                                                          (4,604)             6,076
    Transfers of surrenders                                                                        (1,297,860)        (1,556,950)
    Transfers of death benefits                                                                       (73,712)          (109,588)
    Transfers of other terminations                                                                  (365,861)          (356,892)
    Interfund and net transfers to general account                                                    994,346            (65,795)
                                                                                             -----------------  -----------------

      Net increase (decrease) in net assets from capital share transactions                         3,429,006           (704,764)
                                                                                             -----------------  -----------------

Total increase in net assets                                                                        6,179,360          2,874,091
                                                                                             -----------------  -----------------

Net assets at end of year                                                                         $23,776,578       $ 17,597,218
                                                                                             -----------------  -----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund II Asset Manager: Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 235,724                                 Dividend income                                $   72,520
     shares at net asset value of $12.77                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,120,333)                   $  3,010,311
                                                                                                                        72,520
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            4,572
NET ASSETS                                         $  3,010,311        Mortality and expense risk                       39,027
                                                 ---------------
                                                 ---------------
                                                                       Contract maintenance charge                       4,272
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         4,727       $10.73       $   50,700           Net investment income                         24,649
1.20% Institutional           716       $10.65            7,622
1.30% Institutional           243       $10.62            2,581    REALIZED AND UNREALIZED GAINS
1.40% Institutional       156,101       $18.31        2,857,503     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,524       $10.57           37,249      Net realized losses on investments               (180,751)
1.55% Institutional         4,222       $10.54           44,501      Net unrealized appreciation on
1.80% Institutional           408       $10.46            4,269       investments                                      280,408
                                                                                                               ----------------
2.05% Institutional           567       $10.39            5,885
                                                                   Net increase in net assets resulting from
                                                                    operations                                     $   124,306
                                                                                                               ----------------






                       -----------               ---------------
                          170,507                  $  3,010,311
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  3,241,029       $ 3,042,084

Net increase in net assets resulting from operations                                                 124,306           596,112

Capital shares transactions
    Net premiums                                                                                     134,242           148,093
    Transfers of policy loans                                                                         (8,408)            5,380
    Transfers of surrenders                                                                         (325,597)         (375,640)
    Transfers of death benefits                                                                            -           (22,329)
    Transfers of other terminations                                                                  (91,701)          (56,061)
    Interfund and net transfers to general account                                                   (63,560)          (96,610)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (355,024)         (397,167)
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                             (230,718)          198,945
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  3,010,311      $  3,241,029
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund III Balanced Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 271,593                                 Dividend income                               $    73,119
     shares at net asset value of $14.33                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,664,467)                    $ 3,892,889
                                                                                                                        73,119
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            5,377
NET ASSETS                                          $ 3,892,889        Mortality and expense risk                       48,055
                                                 ---------------
                                                 ---------------
                                                                       Contract maintenance charge                       3,303
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         7,978       $11.03       $   88,017           Net investment income                         16,384
1.20% Institutional         1,417       $10.95           15,524
1.30% Institutional         2,279       $10.92           24,888    REALIZED AND UNREALIZED GAINS
1.40% Institutional       256,388       $13.60        3,487,338     (LOSSES) ON INVESTMENTS
1.45% Institutional         2,929       $10.87           31,845      Net realized losses on investments                (64,104)
1.55% Institutional         9,160       $10.84           99,305      Net unrealized appreciation on
1.80% Institutional           914       $10.76            9,835       investments                                      193,655
                                                                                                               ----------------
2.05% Institutional        12,533       $10.68          133,915
3.35% Institutional           216       $10.29            2,222    Net increase in net assets resulting from
                                                                    operations                                     $   145,935
                                                                                                               ----------------






                       -----------               ---------------
                          293,813                   $ 3,892,889
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 3,654,882      $  3,009,183

Net increase in net assets resulting from operations                                                 145,935           470,692

Capital shares transactions
    Net premiums                                                                                     432,154           307,786
    Transfers of policy loans                                                                         (5,358)           (1,328)
    Transfers of surrenders                                                                         (340,983)         (162,564)
    Transfers of death benefits                                                                      (14,461)          (51,218)
    Transfers of other terminations                                                                 (108,349)         (175,831)
    Interfund and net transfers to general account                                                   129,069           258,162
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                      92,072           175,007
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         238,007           645,699
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 3,892,889       $ 3,654,882
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund III Growth & Income Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 456,294                                 Dividend income                                $   54,657
     shares at net asset value of $13.89                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $6,208,087)                    $ 6,339,830
                                                                                                                        54,657
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            9,018
NET ASSETS                                          $ 6,339,830        Mortality and expense risk                       79,808
                                                 ---------------
                                                                       Contract maintenance charge                       7,847
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         4,714       $10.72       $   50,514           Net investment loss                          (42,016)
1.20% Institutional           708       $10.64            7,531
1.30% Institutional           934       $10.61            9,912    REALIZED AND UNREALIZED GAINS
1.40% Institutional       386,178       $15.19        5,866,349     (LOSSES) ON INVESTMENTS
1.45% Institutional         2,220       $10.56           23,446      Net realized losses on investments               (169,984)
1.55% Institutional        24,486       $10.53          257,852      Net unrealized appreciation on
2.05% Institutional        11,970       $10.38          124,227       investments                                      465,577
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $  253,577
                                                                                                               ----------------






                       -----------               ---------------
                          431,209                   $ 6,339,830
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 6,345,607      $  5,619,040

Net increase in net assets resulting from operations                                                 253,577         1,176,428

Capital shares transactions
    Net premiums                                                                                     475,666           268,337
    Transfers of policy loans                                                                          1,646             8,070
    Transfers of surrenders                                                                         (378,321)         (345,903)
    Transfers of death benefits                                                                      (19,789)          (43,238)
    Transfers of other terminations                                                                 (139,633)         (174,677)
    Interfund and net transfers to general account                                                  (198,923)         (162,450)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (259,354)         (449,861)
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                               (5,777)          726,567
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 6,339,830       $ 6,345,607
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund III Growth Opportunities Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 215,357                                 Dividend income                               $    18,411
     shares at net asset value of $16.07                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,919,884)                    $ 3,460,027
                                                                                                                        18,411
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            5,028
NET ASSETS                                          $ 3,460,027        Mortality and expense risk                       42,728
                                                 ---------------
                                                                       Contract maintenance charge                       5,242
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         6,541       $10.84       $   70,900           Net investment loss                          (34,587)
1.20% Institutional           475       $10.76            5,108
1.40% Institutional       300,932       $11.16        3,357,683    REALIZED AND UNREALIZED GAINS
1.45% Institutional            97       $10.68            1,039     (LOSSES) ON INVESTMENTS
1.55% Institutional         1,194       $10.65           12,716      Net realized losses on investments               (209,027)
2.05% Institutional         1,198       $10.50           12,581      Net unrealized appreciation on
                                                                      investments                                      423,347
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                     $   179,733
                                                                                                               ----------------






                       -----------               ---------------
                          310,437                   $ 3,460,027
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 3,495,447       $ 2,962,205

Net increase in net assets resulting from operations                                                 179,733           762,758

Capital shares transactions
    Net premiums                                                                                     108,059           178,050
    Transfers of policy loans                                                                          1,724             4,251
    Transfers of surrenders                                                                         (256,181)         (171,933)
    Transfers of death benefits                                                                       (7,260)          (31,554)
    Transfers of other terminations                                                                  (61,684)          (52,983)
    Interfund and net transfers to general account                                                       189          (155,347)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (215,153)         (229,516)
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                              (35,420)          533,242
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 3,460,027       $ 3,495,447
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Fidelity Variable Insurance Products Fund III Value Strategies Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 387                                     Dividend income                                 $       -
     shares at net asset value of $14.15                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $4,903)                          $   5,477
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                                -
NET ASSETS                                            $   5,477        Mortality and expense risk                           35
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
1.80% Institutional           417       $11.15        $   4,649           Net investment loss                              (35)
2.05% Institutional            74       $11.13              828
                                                                   REALIZED AND UNREALIZED GAINS
                                                                    (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                       1
                                                                     Net unrealized appreciation on
                                                                      investments                                          574
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                       $     540
                                                                                                               ----------------






                       -----------               ---------------
                              491                     $   5,477
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                    $       -         $       -

Net increase in net assets resulting from operations                                                     540                 -

Capital shares transactions
    Net premiums                                                                                       4,937                 -
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                        -                 -
    Interfund and net transfers to general account                                                         -                 -
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                       4,937                 -
                                                                                            -----------------  ----------------

Total increase in net assets                                                                           5,477                 -
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $    5,477         $       -
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
American Century Variable Portfolios, Inc. Balanced Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 268,812                                 Dividend income                                $   27,336
     shares at net asset value of $7.28                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,737,145)                    $ 1,956,955
                                                                                                                        27,336
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            2,252
NET ASSETS                                          $ 1,956,955        Mortality and expense risk                       23,175
                                                 ---------------
                                                                       Contract maintenance charge                       1,256
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         2,019       $11.68       $   23,584           Net investment income                            653
1.20% Institutional         2,710       $11.59           31,417
1.30% Institutional         1,838       $11.56           21,247    REALIZED AND UNREALIZED GAINS
1.40% Institutional        94,225       $14.65        1,380,847     (LOSSES) ON INVESTMENTS
1.45% Institutional         6,295       $11.51           72,453      Net realized gains on investments                   9,544
1.55% Institutional        14,908       $11.48          171,080      Net unrealized appreciation on
1.70% Institutional           171       $11.43            1,951       investments                                      127,868
                                                                                                               ----------------
1.80% Institutional         1,464       $11.39           16,683
2.05% Institutional        20,951       $11.31          236,956    Net increase in net assets resulting from
2.65% Institutional            66       $11.11              736     operations                                     $   138,065
                                                                                                               ----------------






                       -----------               ---------------
                          144,647                   $ 1,956,955
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  1,651,386      $  1,134,803

Net increase in net assets resulting from operations                                                 138,065           214,449

Capital shares transactions
    Net premiums                                                                                     348,005           328,867
    Transfers of policy loans                                                                           (141)            1,558
    Transfers of surrenders                                                                         (159,324)          (52,608)
    Transfers of death benefits                                                                       (6,960)                -
    Transfers of other terminations                                                                  (92,285)          (66,471)
    Interfund and net transfers to general account                                                    78,209            90,788
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     167,504           302,134
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         305,569           516,583
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,956,955      $  1,651,386
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
American Century Variable Portfolios, Inc. Capital Appreciation Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 244,771                                 Dividend income                                 $       -
     shares at net asset value of $7.66                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,886,283)                    $ 1,874,949
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            2,600
NET ASSETS                                          $ 1,874,949        Mortality and expense risk                       23,462
                                                 ---------------
                                                                       Contract maintenance charge                       2,521
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         1,991       $10.14       $   20,179           Net investment loss                          (28,583)
1.30% Institutional           194       $10.03            1,947
1.40% Institutional       127,737       $13.25        1,692,260    REALIZED AND UNREALIZED GAINS
1.45% Institutional           276        $9.99            2,758     (LOSSES) ON INVESTMENTS
1.55% Institutional         3,437        $9.96           34,234      Net realized losses on investments                (85,582)
1.80% Institutional            86        $9.89              854      Net unrealized appreciation on
1.90% Institutional           103        $9.86            1,017       investments                                      224,375
                                                                                                               ----------------
2.05% Institutional         6,499        $9.82           63,803
2.15% Institutional         5,877        $9.79           57,529    Net increase in net assets resulting from
2.65% Institutional            38        $9.65              368     operations                                     $   110,210
                                                                                                               ----------------






                       -----------               ---------------
                          146,238                   $ 1,874,949
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  1,900,213      $  1,843,106

Net increase in net assets resulting from operations                                                 110,210           299,108

Capital shares transactions
    Net premiums                                                                                     182,664            92,887
    Transfers of policy loans                                                                         (1,247)              704
    Transfers of surrenders                                                                         (235,489)         (207,383)
    Transfers of death benefits                                                                         (232)          (11,166)
    Transfers of other terminations                                                                  (44,988)          (68,156)
    Interfund and net transfers to general account                                                   (36,182)          (48,887)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (135,474)         (242,001)
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                              (25,264)           57,107
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,874,949      $  1,900,213
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
American Century Variable Portfolios, Inc. International Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 940,905                                 Dividend income                               $    18,855
     shares at net asset value of $7.34                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $5,958,193)                    $ 6,909,663
                                                                                                                        18,855
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            4,048
NET ASSETS                                          $ 6,909,663        Mortality and expense risk                       63,124
                                                 ---------------
                                                                       Contract maintenance charge                       3,453
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional       112,591       $11.80      $ 1,328,313           Net investment loss                          (51,770)
1.20% Institutional        10,140       $11.71          118,764
1.30% Institutional        18,298       $11.68          213,685    REALIZED AND UNREALIZED GAINS
1.40% Institutional       218,673       $12.73        2,783,686     (LOSSES) ON INVESTMENTS
1.45% Institutional        23,083       $11.63          268,381      Net realized gains on investments                  76,669
1.55% Institutional        54,019       $11.59          626,250      Net unrealized appreciation on
1.65% Institutional           838       $13.67           11,456       investments                                      709,985
                                                                                                               ----------------
1.70% Institutional           662       $11.54            7,640
1.80% Institutional        12,637       $11.51          145,437    Net increase in net assets resulting from
1.90% Institutional         2,756       $11.48           31,629     operations                                      $  734,884
                                                                                                               ----------------
2.05% Institutional       116,870       $11.43        1,335,279
2.40% Institutional         3,416       $11.31           38,627
2.65% Institutional            46       $11.23              517



                       -----------               ---------------
                          574,030                   $ 6,909,663
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  3,152,421      $  2,194,937

Net increase in net assets resulting from operations                                                 734,884           839,693

Capital shares transactions
    Net premiums                                                                                   3,271,244           651,639
    Transfers of policy loans                                                                         (1,983)              314
    Transfers of surrenders                                                                         (265,073)         (164,938)
    Transfers of death benefits                                                                       (3,725)          (11,812)
    Transfers of other terminations                                                                  (88,383)          (36,705)
    Interfund and net transfers to general account                                                   110,278          (320,707)
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                   3,022,358           117,791
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       3,757,242           957,484
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 6,909,663      $  3,152,421
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
American Century Variable Portfolios, Inc. Value Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                       Year Ended December 31, 2004

ASSETS                                                              INVESTMENT INCOME
    Investment in Portfolio, 972,703                                  Dividend income                               $    91,367
     shares at net asset value of $8.75                               Capital gains distributions                         8,145
                                                                                                               -----------------
     per share (cost $7,167,509)                     $ 8,507,010
                                                                                                                         99,512
LIABILITIES                                                    -      Expenses
                                                 ----------------
                                                                        Administrative expense                            7,451
NET ASSETS                                           $ 8,507,010        Mortality and expense risk                       86,556
                                                 ----------------
                                                                        Contract maintenance charge                       4,989
                                                                                                               -----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        78,882       $12.75       $ 1,005,467          Net investment income                             516
1.20% Institutional         7,637       $12.65            96,643
1.30% Institutional        16,075       $12.62           202,813    REALIZED AND UNREALIZED GAINS
1.40% Institutional       267,184       $19.14         5,114,752     (LOSSES) ON INVESTMENTS
1.45% Institutional        16,899       $12.56           212,282      Net realized gains on investments                 190,431
1.55% Institutional        37,366       $12.53           468,026      Net unrealized appreciation on
1.65% Institutional           650       $14.36             9,326       investments                                      656,581
                                                                                                               -----------------
1.70% Institutional         3,736       $12.47            46,586
1.80% Institutional         9,149       $12.43           113,757    Net increase in net assets resulting from
1.90% Institutional         2,107       $12.40            26,127     operations                                      $  847,528
                                                                                                               -----------------
2.05% Institutional        94,737       $12.34         1,169,443
2.15% Institutional           912       $12.31            11,221
2.40% Institutional         2,502       $12.22            30,569



                       -----------               ----------------
                          537,835                    $ 8,507,010
                       -----------               ----------------

--------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004               2003

Net assets at beginning of year                                                                  $ 5,235,552        $ 3,780,653

Net increase in net assets resulting from operations                                                 847,528          1,017,551

Capital shares transactions
    Net premiums                                                                                   2,895,312            830,595
    Transfers of policy loans                                                                         (5,546)             8,344
    Transfers of surrenders                                                                         (466,311)          (208,935)
    Transfers of death benefits                                                                     (108,043)           (28,099)
    Transfers of other terminations                                                                 (179,716)           (86,103)
    Interfund and net transfers to general account                                                   288,234            (78,454)
                                                                                             ----------------  -----------------

      Net increase in net assets from capital share transactions                                   2,423,930            437,348
                                                                                             ----------------  -----------------

Total increase in net assets                                                                       3,271,458          1,454,899
                                                                                             ----------------  -----------------

Net assets at end of year                                                                       $  8,507,010        $ 5,235,552
                                                                                             ----------------  -----------------


Midland National Life Insurance Company
Separate Account C
American Century Variable Portfolios, Inc. Income and Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 270,972                                 Dividend income                                $   25,078
     shares at net asset value of $7.32                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,818,212)                    $ 1,982,945
                                                                                                                        25,078
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            2,591
NET ASSETS                                          $ 1,982,945        Mortality and expense risk                       23,537
                                                 ---------------
                                                                       Contract maintenance charge                       1,771
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         1,922       $11.49       $   22,081           Net investment loss                           (2,821)
1.20% Institutional         1,510       $11.41           17,221
1.30% Institutional           217       $11.37            2,469    REALIZED AND UNREALIZED GAINS
1.40% Institutional       142,849       $12.48        1,782,411     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,374       $11.32           38,211      Net realized losses on investments                (24,296)
1.55% Institutional         2,378       $11.29           26,848      Net unrealized appreciation on
1.70% Institutional            46       $11.24              515       investments                                      224,189
                                                                                                               ----------------
1.80% Institutional           275       $11.21            3,079
2.05% Institutional         8,010       $11.13           89,136    Net increase in net assets resulting from
2.40% Institutional            88       $11.02              974     operations                                     $   197,072
                                                                                                               ----------------






                       -----------               ---------------
                          160,667                   $ 1,982,945
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  1,664,473      $  1,360,528

Net increase in net assets resulting from operations                                                 197,072           353,309

Capital shares transactions
    Net premiums                                                                                     172,020            86,178
    Transfers of policy loans                                                                          1,639             5,638
    Transfers of surrenders                                                                          (41,746)          (74,643)
    Transfers of death benefits                                                                      (12,302)           (3,698)
    Transfers of other terminations                                                                  (79,551)          (42,280)
    Interfund and net transfers to general account                                                    81,340           (20,559)
                                                                                            -----------------  ----------------

      Net increase (decrease) in net assets from capital share transactions                          121,400           (49,364)
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         318,472           303,945
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,982,945      $  1,664,473
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Massachusetts Financial Services Variable Insurance Trust
----------------------------------------------------------------------------------------------------------------------------------
Research Series
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 122,346                                 Dividend income                               $    19,530
     shares at net asset value of $15.30                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,815,946)                    $ 1,871,359
                                                                                                                        19,530
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            2,706
NET ASSETS                                          $ 1,871,359        Mortality and expense risk                       23,197
                                                 ---------------
                                                                       Contract maintenance charge                       2,464
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         2,850       $10.94       $   31,173           Net investment loss                           (8,837)
1.40% Institutional       160,671       $10.97        1,762,395
1.45% Institutional           651       $10.78            7,016    REALIZED AND UNREALIZED GAINS
1.55% Institutional         5,984       $10.75           64,320     (LOSSES) ON INVESTMENTS
2.05% Institutional           609       $10.59            6,455      Net realized losses on investments               (262,161)
                                                                     Net unrealized appreciation on
                                                                      investments                                      514,227
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $  243,229
                                                                                                               ----------------






                       -----------               ---------------
                          170,766                   $ 1,871,359
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  1,934,761      $  1,815,487

Net increase in net assets resulting from operations                                                 243,229           354,572

Capital shares transactions
    Net premiums                                                                                      81,716           131,614
    Transfers of policy loans                                                                            270               588
    Transfers of surrenders                                                                          (81,653)          (49,846)
    Transfers of death benefits                                                                      (24,980)          (16,494)
    Transfers of other terminations                                                                  (42,286)         (152,449)
    Interfund and net transfers to general account                                                  (239,698)         (148,711)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (306,631)         (235,298)
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                              (63,402)          119,274
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,871,359      $  1,934,761
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
Massachusetts Financial Services Variable Insurance Trust
----------------------------------------------------------------------------------------------------------------------------------
Emerging Growth Series
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 240,363                                 Dividend income                                 $       -
     shares at net asset value of $17.51                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $4,931,253)                    $ 4,209,271
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            6,049
NET ASSETS                                          $ 4,209,271        Mortality and expense risk                       51,849
                                                 ---------------
                                                                       Contract maintenance charge                       7,033
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         6,140       $10.04       $   61,680           Net investment loss                          (64,931)
1.20% Institutional           263        $9.97            2,624
1.40% Institutional       375,642       $10.63        3,991,880    REALIZED AND UNREALIZED GAINS
1.45% Institutional         3,340        $9.90           33,064     (LOSSES) ON INVESTMENTS
1.55% Institutional         5,755        $9.87           56,801      Net realized losses on investments               (877,919)
1.80% Institutional           280        $9.80            2,743      Net unrealized appreciation on
2.05% Institutional         6,217        $9.73           60,481       investments                                    1,371,791
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                     $   428,941
                                                                                                               ----------------






                       -----------               ---------------
                          397,637                   $ 4,209,271
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  4,210,784       $ 3,607,932

Net increase in net assets resulting from operations                                                 428,941           938,769

Capital shares transactions
    Net premiums                                                                                     139,405           217,140
    Transfers of policy loans                                                                            170             2,941
    Transfers of surrenders                                                                         (208,565)         (212,966)
    Transfers of death benefits                                                                       (4,066)           (5,845)
    Transfers of other terminations                                                                  (95,012)         (128,390)
    Interfund and net transfers to general account                                                  (262,386)         (208,797)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                    (430,454)         (335,917)
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                               (1,513)          602,852
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  4,209,271      $  4,210,784
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Massachusetts Financial Services Variable Insurance Trust
----------------------------------------------------------------------------------------------------------------------------------
Investors Trust Series
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 55,317                                  Dividend income                                $    5,865
     shares at net asset value of $18.07                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $950,561)                       $  999,679
                                                                                                                         5,865
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            1,387
NET ASSETS                                           $  999,679        Mortality and expense risk                       12,393
                                                 ---------------
                                                                       Contract maintenance charge                         929
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional           677       $10.65       $    7,213           Net investment loss                           (8,844)
1.20% Institutional         1,355       $10.57           14,331
1.30% Institutional             5       $10.54               49    REALIZED AND UNREALIZED GAINS
1.40% Institutional        89,169       $10.21          910,342     (LOSSES) ON INVESTMENTS
1.55% Institutional         5,317       $10.47           55,657      Net realized losses on investments                (27,576)
2.05% Institutional         1,172       $10.32           12,087      Net unrealized appreciation on
                                                                      investments                                      127,634
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                     $    91,214
                                                                                                               ----------------






                       -----------               ---------------
                           97,695                    $  999,679
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $  960,505       $   805,128

Net increase in net assets resulting from operations                                                  91,214           152,662

Capital shares transactions
    Net premiums                                                                                      27,879           113,355
    Transfers of policy loans                                                                           (825)                -
    Transfers of surrenders                                                                          (15,718)          (21,479)
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (20,260)          (19,050)
    Interfund and net transfers to general account                                                   (43,116)          (70,111)
                                                                                            -----------------  ----------------

      Net (decrease) increase in net assets from capital share transactions                          (52,040)            2,715
                                                                                            -----------------  ----------------

Total increase in net assets                                                                          39,174           155,377
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  999,679        $  960,505
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Massachusetts Financial Services Variable Insurance Trust
----------------------------------------------------------------------------------------------------------------------------------
New Discovery Series
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 276,871                                 Dividend income                                 $       -
     shares at net asset value of $14.85                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,720,475)                   $  4,112,196
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            5,241
NET ASSETS                                         $  4,112,196        Mortality and expense risk                       50,487
                                                 ---------------
                                                                       Contract maintenance charge                       4,637
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        14,718        $9.69       $  142,574           Net investment loss                          (60,365)
1.20% Institutional        14,198        $9.62          136,538
1.30% Institutional         1,045        $9.59           10,024    REALIZED AND UNREALIZED GAINS
1.40% Institutional       196,707       $18.63        3,664,581     (LOSSES) ON INVESTMENTS
1.45% Institutional         2,787        $9.55           26,609      Net realized losses on investments               (141,047)
1.55% Institutional         4,509        $9.52           42,926      Net unrealized appreciation on
1.80% Institutional           748        $9.45            7,068       investments                                      364,896
                                                                                                               ----------------
2.05% Institutional         8,727        $9.38           81,876
                                                                   Net increase in net assets resulting from
                                                                    operations                                     $   163,484
                                                                                                               ----------------






                       -----------               ---------------
                          243,439                  $  4,112,196
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  3,800,017       $ 2,575,428

Net increase in net assets resulting from operations                                                 163,484           818,952

Capital shares transactions
    Net premiums                                                                                   1,089,470           521,246
    Transfers of policy loans                                                                          1,832             3,367
    Transfers of surrenders                                                                         (342,769)         (159,169)
    Transfers of death benefits                                                                      (24,354)           (4,371)
    Transfers of other terminations                                                                  (76,336)          (70,003)
    Interfund and net transfers to general account                                                  (499,148)          114,567
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     148,695           405,637
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         312,179         1,224,589
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  4,112,196      $  3,800,017
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Lord Abbett Series Fund, Inc. VC Growth & Income Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 249,641                                 Dividend income                                $   52,783
     shares at net asset value of $27.18                             Capital gains distributions                        53,654
                                                                                                               ----------------
     per share (cost $5,752,403)                    $ 6,785,235
                                                                                                                       106,437
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            7,253
NET ASSETS                                          $ 6,785,235        Mortality and expense risk                       72,562
                                                 ---------------
                                                                       Contract maintenance charge                       5,114
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        16,186       $11.87      $   192,121           Net investment income                         21,508
1.20% Institutional        69,922       $11.78          823,926
1.30% Institutional         6,607       $11.75           77,633    REALIZED AND UNREALIZED GAINS
1.40% Institutional       312,469       $16.06        5,017,066     (LOSSES) ON INVESTMENTS
1.45% Institutional        11,332       $11.70          132,563      Net realized gains on investments                  41,114
1.55% Institutional        26,659       $11.66          310,950      Net unrealized appreciation on
1.70% Institutional           160       $11.61            1,854       investments                                      576,447
                                                                                                               ----------------
1.80% Institutional         1,343       $11.58           15,556
1.90% Institutional           478       $11.55            5,521    Net increase in net assets resulting from
2.05% Institutional        18,099       $11.50          208,045     operations                                      $  639,069
                                                                                                               ----------------






                       -----------               ---------------
                          463,256                   $ 6,785,235
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 4,795,295       $ 3,705,477

Net increase in net assets resulting from operations                                                 639,069         1,018,726

Capital shares transactions
    Net premiums                                                                                   1,367,555           401,980
    Transfers of policy loans                                                                           (880)              251
    Transfers of surrenders                                                                         (282,703)         (201,652)
    Transfers of death benefits                                                                            -           (44,365)
    Transfers of other terminations                                                                 (140,630)         (109,363)
    Interfund and net transfers to general account                                                   407,529            24,241
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                   1,350,871            71,092
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,989,940         1,089,818
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 6,785,235       $ 4,795,295
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Lord Abbett Series Fund, Inc. VC MidCap Value Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 602,137                                 Dividend income                                $   32,839
     shares at net asset value of $20.79                             Capital gains distributions                       167,288
                                                                                                               ----------------
     per share (cost $10,029,353)                   $12,518,427
                                                                                                                       200,127
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                           10,153
NET ASSETS                                          $12,518,427        Mortality and expense risk                      115,227
                                                 ---------------
                                                                       Contract maintenance charge                       5,986
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        45,758       $14.01       $  640,874           Net investment income                         68,761
1.20% Institutional       152,444       $13.90        2,119,608
1.30% Institutional        21,049       $13.86          291,820    REALIZED AND UNREALIZED GAINS
1.40% Institutional       353,871       $21.78        7,706,484     (LOSSES) ON INVESTMENTS
1.45% Institutional        14,889       $13.80          205,509      Net realized gains on investments                 268,531
1.55% Institutional        49,303       $13.76          678,561      Net unrealized appreciation on
1.65% Institutional           245       $15.37            3,762       investments                                    1,633,400
                                                                                                               ----------------
1.70% Institutional           696       $13.70            9,531
1.80% Institutional         4,264       $13.66           58,259    Net increase in net assets resulting from
1.90% Institutional           781       $13.62           10,644     operations                                    $  1,970,692
                                                                                                               ----------------
2.05% Institutional        56,506       $13.56          766,442
2.15% Institutional           433       $13.52            5,855
2.20% Institutional           338       $15.19            5,132
2.40% Institutional           980       $13.43           13,157
2.65% Institutional            30       $13.33              394
3.35% Institutional           183       $13.06            2,394
                       -----------               ---------------
                          701,769                   $12,518,427
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 6,333,734       $ 4,778,242

Net increase in net assets resulting from operations                                               1,970,692         1,136,901

Capital shares transactions
    Net premiums                                                                                   4,011,033           863,552
    Transfers of policy loans                                                                         (4,833)             (185)
    Transfers of surrenders                                                                         (429,847)         (428,378)
    Transfers of death benefits                                                                       (3,693)                -
    Transfers of other terminations                                                                 (199,760)          (76,527)
    Interfund and net transfers to general account                                                   841,101            60,129
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                   4,214,001           418,591
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       6,184,693         1,555,492
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $ 12,518,427       $ 6,333,734
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Lord Abbett Series Fund, Inc. VC International Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 77,963                                  Dividend income                                $      711
     shares at net asset value of $8.56                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $544,616)                       $  667,361
                                                                                                                           711
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              507
NET ASSETS                                           $  667,361        Mortality and expense risk                        6,068
                                                 ---------------
                                                                       Contract maintenance charge                         479
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         3,124       $14.36       $   44,866           Net investment loss                           (6,343)
1.20% Institutional         2,937       $14.26           41,863
1.30% Institutional         1,843       $14.21           26,200    REALIZED AND UNREALIZED GAINS
1.40% Institutional        48,531        $8.95          434,446     (LOSSES) ON INVESTMENTS
1.45% Institutional           965       $14.15           13,660      Net realized gains on investments                  10,965
1.55% Institutional         5,478       $14.11           77,295      Net unrealized appreciation on
1.80% Institutional         1,105       $14.01           15,480       investments                                       76,107
                                                                                                               ----------------
2.05% Institutional           191       $13.91            2,650
2.15% Institutional           755       $13.87           10,463    Net increase in net assets resulting from
2.65% Institutional            32       $13.67              437     operations                                      $   80,729
                                                                                                               ----------------






                       -----------               ---------------
                           64,960                    $  667,361
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $   312,400       $   166,638

Net increase in net assets resulting from operations                                                  80,729            71,705

Capital shares transactions
    Net premiums                                                                                     243,023            86,193
    Transfers of policy loans                                                                            (11)            1,355
    Transfers of surrenders                                                                          (13,141)          (12,376)
    Transfers of death benefits                                                                       (6,726)                -
    Transfers of other terminations                                                                  (12,926)           (4,498)
    Interfund and net transfers to general account                                                    64,013             3,383
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     274,232            74,057
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         354,961           145,762
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   667,361       $   312,400
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Alger American Fund Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 97,826                                  Dividend income                                 $       -
     shares at net asset value of $35.12                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,106,998)                    $ 3,435,637
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            2,459
NET ASSETS                                          $ 3,435,637        Mortality and expense risk                       32,785
                                                 ---------------
                                                                       Contract maintenance charge                       1,637
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        49,781        $9.73       $  484,389           Net investment loss                          (36,881)
1.20% Institutional         5,680        $9.66           54,867
1.30% Institutional         8,273        $9.63           79,681    REALIZED AND UNREALIZED GAINS
1.40% Institutional       242,564        $6.63        1,608,537     (LOSSES) ON INVESTMENTS
1.45% Institutional        15,263        $9.59          146,366      Net realized gains on investments                  38,696
1.55% Institutional        37,195        $9.56          355,648      Net unrealized appreciation on
1.65% Institutional           367       $13.13            4,817       investments                                      156,490
                                                                                                               ----------------
1.70% Institutional           614        $9.52            5,845
1.80% Institutional         5,592        $9.49           53,078    Net increase in net assets resulting from
1.90% Institutional         1,403        $9.46           13,280     operations                                     $   158,305
                                                                                                               ----------------
2.05% Institutional        64,883        $9.42          611,415
2.15% Institutional           375        $9.40            3,525
2.40% Institutional         1,521        $9.33           14,187



                       -----------               ---------------
                          433,510                   $ 3,435,637
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  1,959,549       $   771,430

Net increase in net assets resulting from operations                                                 158,305           312,828

Capital shares transactions
    Net premiums                                                                                   1,522,474           490,715
    Transfers of policy loans                                                                         (4,527)            1,029
    Transfers of surrenders                                                                         (109,443)          (75,801)
    Transfers of death benefits                                                                      (19,865)           (1,250)
    Transfers of other terminations                                                                  (73,325)          (36,295)
    Interfund and net transfers to general account                                                     2,469           496,893
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                   1,317,783           875,291
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,476,088         1,188,119
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 3,435,637      $  1,959,549
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Alger American Fund MidCap Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 202,383                                 Dividend income                                 $       -
     shares at net asset value of $20.80                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,613,525)                    $ 4,209,562
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            4,110
NET ASSETS                                          $ 4,209,562        Mortality and expense risk                       46,399
                                                 ---------------
                                                                       Contract maintenance charge                       2,886
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        32,924       $11.94       $  392,990           Net investment loss                          (53,395)
1.20% Institutional         4,760       $11.85           56,406
1.30% Institutional         4,958       $11.82           58,585    REALIZED AND UNREALIZED GAINS
1.40% Institutional       296,998        $9.09        2,698,632     (LOSSES) ON INVESTMENTS
1.45% Institutional         8,492       $11.76           99,901      Net realized gains on investments                 193,639
1.55% Institutional        29,835       $11.73          349,944      Net unrealized appreciation on
1.65% Institutional           147       $15.36            2,260       investments                                      278,983
                                                                                                               ----------------
1.70% Institutional           224       $11.68            2,618
1.80% Institutional         3,449       $11.64           40,166    Net increase in net assets resulting from
1.90% Institutional           687       $11.61            7,971     operations                                     $   419,227
                                                                                                               ----------------
2.05% Institutional        41,469       $11.56          479,365
2.15% Institutional         1,041       $11.53           11,998
2.40% Institutional           763       $11.44            8,726



                       -----------               ---------------
                          425,748                   $ 4,209,562
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  2,972,166       $   935,814

Net increase in net assets resulting from operations                                                 419,227           560,125

Capital shares transactions
    Net premiums                                                                                   1,424,666           516,057
    Transfers of policy loans                                                                           (417)            4,910
    Transfers of surrenders                                                                         (205,014)         (103,382)
    Transfers of death benefits                                                                      (25,391)          (15,738)
    Transfers of other terminations                                                                 (131,117)          (24,837)
    Interfund and net transfers to general account                                                  (244,558)        1,099,217
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     818,169         1,476,227
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,237,396         2,036,352
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 4,209,562      $  2,972,166
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Alger American Fund Leveraged AllCap Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                       Year Ended December 31, 2004

ASSETS                                                              INVESTMENT INCOME
    Investment in Portfolio, 89,273                                   Dividend income                                 $       -
     shares at net asset value of $30.39                              Capital gains distributions                             -
                                                                                                               -----------------
     per share (cost $2,347,594)                    $  2,713,011
                                                                                                                              -
LIABILITIES                                                    -      Expenses
                                                 ----------------
                                                                        Administrative expense                            3,544
NET ASSETS                                          $  2,713,011        Mortality and expense risk                       34,839
                                                 ----------------
                                                                        Contract maintenance charge                       2,934
                                                                                                               -----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        16,877        $9.80        $  165,428          Net investment loss                           (41,317)
1.20% Institutional        23,564        $9.73           229,292
1.30% Institutional         1,555        $9.70            15,088    REALIZED AND UNREALIZED GAINS
1.40% Institutional       353,725        $5.75         2,035,530     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,245        $9.66            31,350      Net realized gains on investments                 158,144
1.55% Institutional        13,917        $9.63           134,046      Net unrealized appreciation on
1.70% Institutional            78        $9.59               749       investments                                       53,929
                                                                                                               -----------------
1.80% Institutional           829        $9.56             7,925
2.05% Institutional         9,228        $9.49            87,598    Net increase in net assets resulting from
2.15% Institutional           536        $9.46             5,076     operations                                     $   170,756
                                                                                                               -----------------
2.40% Institutional            99        $9.40               928





                       -----------               ----------------
                          423,655                   $  2,713,011
                       -----------               ----------------

--------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004               2003

Net assets at beginning of year                                                                 $  2,811,775       $  1,631,790

Net increase in net assets resulting from operations                                                 170,756            501,907

Capital shares transactions
    Net premiums                                                                                     547,469            662,934
    Transfers of policy loans                                                                            264                  -
    Transfers of surrenders                                                                         (116,677)          (117,619)
    Transfers of death benefits                                                                      (25,654)            (9,677)
    Transfers of other terminations                                                                 (125,369)           (70,553)
    Interfund and net transfers to general account                                                  (549,553)           212,993
                                                                                             ----------------  -----------------

      Net (decrease) increase in net assets from capital share transactions                         (269,520)           678,078
                                                                                             ----------------  -----------------

Total (decrease) increase in net assets                                                              (98,764)         1,179,985
                                                                                             ----------------  -----------------

Net assets at end of year                                                                       $  2,713,011       $  2,811,775
                                                                                             ----------------  -----------------


Midland National Life Insurance Company
Separate Account C
Alger American Fund Small Capitalization Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 95,472                                  Dividend income                                 $       -
     shares at net asset value of $20.26                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,667,869)                    $ 1,934,269
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            1,659
NET ASSETS                                          $ 1,934,269        Mortality and expense risk                       20,751
                                                 ---------------
                                                                       Contract maintenance charge                         855
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        15,677       $12.26       $  192,254           Net investment loss                          (23,265)
1.20% Institutional         8,616       $12.17          104,888
1.30% Institutional         1,500       $12.14           18,206    REALIZED AND UNREALIZED GAINS
1.40% Institutional       192,392        $6.51        1,252,354     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,146       $12.09           38,017      Net realized gains on investments                 129,932
1.55% Institutional        16,715       $12.05          201,426      Net unrealized appreciation on
1.80% Institutional           461       $11.96            5,514       investments                                      122,949
                                                                                                               ----------------
2.05% Institutional         9,699       $11.88          115,180
2.15% Institutional           516       $11.84            6,114    Net increase in net assets resulting from
2.65% Institutional            27       $11.67              316     operations                                     $   229,616
                                                                                                               ----------------






                       -----------               ---------------
                          248,749                   $ 1,934,269
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  1,410,934        $  270,449

Net increase in net assets resulting from operations                                                 229,616           180,328

Capital shares transactions
    Net premiums                                                                                     609,849           375,690
    Transfers of policy loans                                                                         (2,728)            1,125
    Transfers of surrenders                                                                          (40,013)          (15,797)
    Transfers of death benefits                                                                         (556)                -
    Transfers of other terminations                                                                  (67,814)          (11,625)
    Interfund and net transfers to general account                                                  (205,019)          610,764
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     293,719           960,157
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         523,335         1,140,485
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,934,269      $  1,410,934
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Berger IPT Funds Large Cap Growth Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio                           $       -      Dividend income                                 $       -
                                                                     Capital gains distributions                             -
                                                                                                               ----------------
LIABILITIES                                                   -
                                                 ---------------
                                                                                                                             -
NET ASSETS                                            $       -      Expenses
                                                 ---------------
                                                                       Administrative expense                                -
                                                                       Mortality and expense risk                            -
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
                                -                     $       -           Net investment income                              -

                                                                   REALIZED AND UNREALIZED GAINS
                                                                    (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                       -
                                                                     Net unrealized appreciation on
                                                                      investments                                            -
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                       $       -
                                                                                                               ----------------






                       -----------               ---------------
                                -                     $       -
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                    $       -       $     1,421

Net increase in net assets resulting from operations                                                       -               281

Capital shares transactions
    Net premiums                                                                                           -             3,002
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                        -              (121)
    Interfund and net transfers to general account                                                         -            (4,583)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                           -            (1,702)
                                                                                            -----------------  ----------------

Total decrease in net assets                                                                               -            (1,421)
                                                                                            -----------------  ----------------

Net assets at end of year                                                                          $       -         $       -
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Berger IPT Funds Small Company Growth Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio                           $       -      Dividend income                                 $       -
                                                                     Capital gains distributions                             -
                                                                                                               ----------------
LIABILITIES                                                   -
                                                 ---------------
                                                                                                                             -
NET ASSETS                                            $       -      Expenses
                                                 ---------------
                                                                       Administrative expense                                -
                                                                       Mortality and expense risk                            -
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
                                -                     $       -           Net investment income                              -

                                                                   REALIZED AND UNREALIZED GAINS
                                                                    (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                       -
                                                                     Net unrealized appreciation on
                                                                      investments                                            -
                                                                                                               ----------------

                                                                   Net decrease in net assets resulting from
                                                                    operations                                       $       -
                                                                                                               ----------------






                       -----------               ---------------
                                -                     $       -
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                    $       -        $      142

Net decrease in net assets resulting from operations                                                       -               (10)

Capital shares transactions
    Net premiums                                                                                           -                 -
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                        -                 -
    Interfund and net transfers to general account                                                         -              (132)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                           -              (132)
                                                                                            -----------------  ----------------

Total decrease in net assets                                                                               -              (142)
                                                                                            -----------------  ----------------

Net assets at end of year                                                                          $       -         $       -
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Calvert Variable Series, Inc. Social Small Cap Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 19,787                                  Dividend income                                 $       -
     shares at net asset value of $16.80                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $297,349)                       $  332,424
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               69
NET ASSETS                                           $  332,424        Mortality and expense risk                        1,801
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        18,012       $10.83       $  195,059           Net investment loss                           (1,870)
1.20% Institutional           104       $10.76            1,123
1.30% Institutional         2,585       $10.73           27,730    REALIZED AND UNREALIZED GAINS
1.40% Institutional            68       $10.48              708     (LOSSES) ON INVESTMENTS
1.45% Institutional           254       $10.69            2,713      Net realized gains on investments                   2,529
1.55% Institutional         4,459       $10.66           47,524      Net unrealized appreciation on
1.80% Institutional           107       $10.59            1,128       investments                                       26,344
                                                                                                               ----------------
2.05% Institutional         5,339       $10.52           56,143
2.15% Institutional            28       $10.49              296    Net increase in net assets resulting from
                                                                    operations                                      $   27,003
                                                                                                               ----------------






                       -----------               ---------------
                           30,956                    $  332,424
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $   65,030        $      146

Net increase in net assets resulting from operations                                                  27,003             9,315

Capital shares transactions
    Net premiums                                                                                     181,334            24,519
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (3,279)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (6,900)             (145)
    Interfund and net transfers to general account                                                    69,236            31,195
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     240,391            55,569
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         267,394            64,884
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  332,424        $   65,030
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Calvert Variable Series, Inc. Social MidCap Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 2,261                                   Dividend income                                 $       -
     shares at net asset value of $26.36                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $55,849)                        $   59,589
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               11
NET ASSETS                                           $   59,589        Mortality and expense risk                          365
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         2,001       $11.05       $   22,114           Net investment loss                             (376)
1.20% Institutional           160       $10.98            1,761
1.30% Institutional           419       $10.95            4,586    REALIZED AND UNREALIZED GAINS
1.45% Institutional            24       $10.90              261     (LOSSES) ON INVESTMENTS
1.55% Institutional         1,440       $10.87           15,653      Net realized losses on investments                    (25)
1.80% Institutional           458       $10.80            4,942      Net unrealized appreciation on
2.05% Institutional           891       $10.73            9,559       investments                                        3,525
                                                                                                               ----------------
2.15% Institutional            67       $10.70              712
                                                                   Net increase in net assets resulting from
                                                                    operations                                      $    3,124
                                                                                                               ----------------






                       -----------               ---------------
                            5,460                    $   59,589
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $    5,524         $       -

Net increase in net assets resulting from operations                                                   3,124               203

Capital shares transactions
    Net premiums                                                                                      39,232             4,311
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (3,110)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                     (608)              (19)
    Interfund and net transfers to general account                                                    15,427             1,029
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                      50,941             5,321
                                                                                            -----------------  ----------------

Total increase in net assets                                                                          54,065             5,524
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $   59,589        $    5,524
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Calvert Variable Series, Inc. Social Equity Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 3,407                                   Dividend income                                 $      42
     shares at net asset value of $16.94                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $55,796)                        $   57,708
                                                                                                                            42
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                                7
NET ASSETS                                           $   57,708        Mortality and expense risk                          145
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         1,395       $11.02       $   15,371           Net investment loss                             (110)
1.20% Institutional           108       $10.95            1,182
1.30% Institutional           382       $10.92            4,167    REALIZED AND UNREALIZED GAINS
1.55% Institutional         3,411       $10.84           36,989     (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                     116
                                                                     Net unrealized appreciation on
                                                                      investments                                        1,719
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $    1,725
                                                                                                               ----------------






                       -----------               ---------------
                            5,295                    $   57,708
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $    5,406         $       -

Net increase in net assets resulting from operations                                                   1,725               186

Capital shares transactions
    Net premiums                                                                                      49,597             5,220
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                     (233)                -
    Interfund and net transfers to general account                                                     1,213                 -
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                      50,577             5,220
                                                                                            -----------------  ----------------

Total increase in net assets                                                                          52,302             5,406
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $   57,708        $    5,406
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
AIM Variable Insurance Funds Technology Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 13,876                                  Dividend income                                 $       -
     shares at net asset value of $12.42                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $157,845)                       $  172,341
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               62
NET ASSETS                                           $  172,341        Mortality and expense risk                        1,475
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         1,989        $9.75       $   19,393           Net investment loss                           (1,537)
1.20% Institutional         3,282        $9.68           31,781
1.30% Institutional         1,103        $9.66           10,651    REALIZED AND UNREALIZED GAINS
1.40% Institutional           505        $9.99            5,047     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,345        $9.62           32,182      Net realized gains on investments                   1,293
1.55% Institutional         3,107        $9.59           29,811      Net unrealized appreciation on
1.80% Institutional           840        $9.53            8,007       investments                                        8,194
                                                                                                               ----------------
2.05% Institutional         3,746        $9.47           35,469
                                                                   Net increase in net assets resulting from
                                                                    operations                                      $    7,950
                                                                                                               ----------------






                       -----------               ---------------
                           17,918                    $  172,341
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2003 and 2002

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $   67,333        $    8,530

Net increase in net assets resulting from operations                                                   7,950             8,202

Capital shares transactions
    Net premiums                                                                                      72,673            55,025
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (3,726)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (2,401)             (370)
    Interfund and net transfers to general account                                                    30,512            (4,054)
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                      97,058            50,601
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         105,008            58,803
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   172,341        $   67,333
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
AIM Variable Insurance Funds Utilities Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 44,435                                  Dividend income                               $    15,055
     shares at net asset value of $15.61                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $608,106)                       $  693,638
                                                                                                                        15,055
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              105
NET ASSETS                                           $  693,638        Mortality and expense risk                        6,045
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        20,847       $12.16       $  253,409           Net investment income                          8,905
1.20% Institutional        21,627       $12.07          261,141
1.30% Institutional         1,681       $12.04           20,239    REALIZED AND UNREALIZED GAINS
1.40% Institutional           352       $12.08            4,257     (LOSSES) ON INVESTMENTS
1.45% Institutional         1,531       $11.99           18,366      Net realized gains on investments                  18,615
1.55% Institutional         8,573       $11.96          102,556      Net unrealized appreciation on
1.70% Institutional           306       $11.91            3,651       investments                                       72,647
                                                                                                               ----------------
2.05% Institutional         2,543       $11.80           30,018
                                                                   Net increase in net assets resulting from
                                                                    operations                                     $   100,167
                                                                                                               ----------------






                       -----------               ---------------
                           57,462                    $  693,638
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $  202,674       $    16,989

Net increase in net assets resulting from operations                                                 100,167            14,887

Capital shares transactions
    Net premiums                                                                                     590,777           177,596
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (2,236)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (10,701)           (2,245)
    Interfund and net transfers to general account                                                  (187,043)           (4,553)
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     390,797           170,798
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         490,964           185,685
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  693,638        $  202,674
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
AIM Variable Insurance Funds Financial Services Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 43,381                                  Dividend income                                $    4,551
     shares at net asset value of $14.61                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $589,371)                       $  633,789
                                                                                                                         4,551
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              566
NET ASSETS                                           $  633,789        Mortality and expense risk                        7,623
                                                 ---------------
                                                                       Contract maintenance charge                         266
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         4,870       $11.85       $   57,698           Net investment loss                           (3,904)
1.20% Institutional         1,127       $11.76           13,254
1.30% Institutional         1,273       $11.73           14,929    REALIZED AND UNREALIZED GAINS
1.40% Institutional        29,970       $11.41          341,909     (LOSSES) ON INVESTMENTS
1.45% Institutional         3,104       $11.68           36,248      Net realized gains on investments                  47,295
1.55% Institutional           536       $11.64            6,239      Net unrealized appreciation on
1.70% Institutional           173       $11.59            2,002       investments                                          395
                                                                                                               ----------------
1.80% Institutional         4,449       $11.56           51,415
2.05% Institutional         9,499       $11.47          108,983    Net increase in net assets resulting from
2.40% Institutional            98       $11.36            1,113     operations                                      $   43,786
                                                                                                               ----------------






                       -----------               ---------------
                           55,098                    $  633,789
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $  500,730       $   175,773

Net increase in net assets resulting from operations                                                  43,786            75,840

Capital shares transactions
    Net premiums                                                                                     202,544           202,749
    Transfers of policy loans                                                                           (941)              170
    Transfers of surrenders                                                                          (56,561)           (1,516)
    Transfers of death benefits                                                                      (19,312)          (13,785)
    Transfers of other terminations                                                                  (26,059)           (6,762)
    Interfund and net transfers to general account                                                   (10,398)           68,261
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                      89,273           249,117
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         133,059           324,957
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  633,789        $  500,730
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
AIM Variable Insurance Funds Health Sciences Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 50,062                                  Dividend income                                 $       -
     shares at net asset value of $18.90                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $872,997)                       $  946,167
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              748
NET ASSETS                                           $  946,167        Mortality and expense risk                        8,911
                                                 ---------------
                                                                       Contract maintenance charge                         350
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         9,390       $10.61       $   99,670           Net investment loss                          (10,009)
1.20% Institutional         9,003       $10.54           94,861
1.30% Institutional         2,420       $10.51           25,425    REALIZED AND UNREALIZED GAINS
1.40% Institutional        52,452       $10.85          569,075     (LOSSES) ON INVESTMENTS
1.45% Institutional         4,548       $10.46           47,578      Net realized gains on investments                  25,327
1.55% Institutional         4,967       $10.43           51,805      Net unrealized appreciation on
1.80% Institutional         1,741       $10.35           18,032       investments                                       32,258
                                                                                                               ----------------
2.05% Institutional         3,484       $10.28           35,817
2.15% Institutional             9       $10.25               96    Net increase in net assets resulting from
2.40% Institutional           374       $10.17            3,807     operations                                      $   47,576
                                                                                                               ----------------






                       -----------               ---------------
                           88,390                    $  946,167
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $  524,042       $   108,413

Net increase in net assets resulting from operations                                                  47,576            61,800

Capital shares transactions
    Net premiums                                                                                     335,407           236,041
    Transfers of policy loans                                                                         (2,072)               87
    Transfers of surrenders                                                                          (30,629)                -
    Transfers of death benefits                                                                      (13,722)          (11,145)
    Transfers of other terminations                                                                  (19,164)           (7,484)
    Interfund and net transfers to general account                                                   104,729           136,330
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     374,549           353,829
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         422,125           415,629
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   946,167        $  524,042
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
LEVCO Series Trust Equity Value Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 193                                     Dividend income                                 $      34
     shares at net asset value of $11.24                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,520)                         $    2,169
                                                                                                                            34
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                                3
NET ASSETS                                           $    2,169        Mortality and expense risk                           25
                                                 ---------------
                                                                       Contract maintenance charge                          13
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
1.40% Institutional           207       $10.46       $    2,169           Net investment loss                               (7)

                                                                   REALIZED AND UNREALIZED GAINS
                                                                    (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                      11
                                                                     Net unrealized appreciation on
                                                                      investments                                          221
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                       $     225
                                                                                                               ----------------






                       -----------               ---------------
                              207                    $    2,169
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $    1,944        $    4,305

Net increase in net assets resulting from operations                                                     225             1,619

Capital shares transactions
    Net premiums                                                                                           -            24,084
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                        -                 -
    Interfund and net transfers to general account                                                         -           (28,064)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                           -            (3,980)
                                                                                            -----------------  ----------------

Total increase (decrease) in net assets                                                                  225            (2,361)
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $    2,169        $    1,944
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
J.P. Morgan Series Trust II Bond Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 126,853                                 Dividend income                                $   22,750
     shares at net asset value of $12.17                             Capital gains distributions                        12,064
                                                                                                               ----------------
     per share (cost $1,530,069)                    $ 1,543,797
                                                                                                                        34,814
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              156
NET ASSETS                                          $ 1,543,797        Mortality and expense risk                       12,256
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        45,287       $11.25       $  509,258           Net investment income                         22,402
1.20% Institutional         3,095       $11.17           34,570
1.30% Institutional         9,461       $11.14          105,400    REALIZED AND UNREALIZED GAINS
1.40% Institutional        10,285       $10.22          105,132     (LOSSES) ON INVESTMENTS
1.45% Institutional        10,105       $11.10          112,127      Net realized gains on investments                   1,266
1.55% Institutional        14,547       $11.07          160,978      Net unrealized appreciation on
1.70% Institutional         3,145       $11.02           34,666       investments                                        9,462
                                                                                                               ----------------
1.80% Institutional         1,612       $10.99           17,717
1.90% Institutional           797       $10.96            8,734    Net increase in net assets resulting from
2.05% Institutional        40,004       $10.92          436,828     operations                                     $    33,130
                                                                                                               ----------------
2.15% Institutional             2       $10.89               21
2.20% Institutional           436       $10.55            4,594
2.40% Institutional         1,273       $10.82           13,773



                       -----------               ---------------
                          140,047                   $ 1,543,797
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $  325,639       $    20,971

Net increase in net assets resulting from operations                                                  33,130             3,956

Capital shares transactions
    Net premiums                                                                                   1,244,396           292,504
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                          (13,279)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (29,551)           (1,297)
    Interfund and net transfers to general account                                                   (16,538)            9,505
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                   1,185,028           300,712
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,218,158           304,668
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,543,797        $  325,639
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
J.P. Morgan Series Trust II Small Company Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 43,768                                  Dividend income                                 $       -
     shares at net asset value of $17.88                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $679,795)                       $  782,569
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              106
NET ASSETS                                           $  782,569        Mortality and expense risk                        4,785
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        14,445       $12.93       $  186,802           Net investment loss                           (4,891)
1.20% Institutional         2,844       $12.85           36,539
1.30% Institutional         3,019       $12.81           38,682    REALIZED AND UNREALIZED GAINS
1.40% Institutional         4,203       $12.42           52,216     (LOSSES) ON INVESTMENTS
1.45% Institutional         4,351       $12.76           55,521      Net realized gains on investments                   7,816
1.55% Institutional        10,890       $12.73          138,592      Net unrealized appreciation on
1.65% Institutional           117       $16.62            1,947       investments                                       97,740
                                                                                                               ----------------
1.70% Institutional         1,068       $12.68           13,536
1.80% Institutional         1,180       $12.64           14,920    Net increase in net assets resulting from
1.90% Institutional           499       $12.61            6,293     operations                                     $   100,665
                                                                                                               ----------------
2.05% Institutional        18,360       $12.56          230,558
2.40% Institutional           533       $12.44            6,626
2.65% Institutional            27       $12.36              337



                       -----------               ---------------
                           61,538                    $  782,569
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $   70,024        $    3,671

Net increase in net assets resulting from operations                                                 100,665             4,878

Capital shares transactions
    Net premiums                                                                                     575,962            56,505
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (4,587)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (6,919)                -
    Interfund and net transfers to general account                                                    47,424             4,970
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     611,880            61,475
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         712,545            66,353
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  782,569        $   70,024
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
Rydex Variable Trust Nova Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 38,749                                  Dividend income                                $      147
     shares at net asset value of $8.26                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $274,261)                       $  320,069
                                                                                                                           147
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               48
NET ASSETS                                           $  320,069        Mortality and expense risk                        2,595
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        18,769       $10.90       $  204,647           Net investment loss                           (2,496)
1.20% Institutional         6,390       $10.83           69,208
1.30% Institutional           878       $10.80            9,480    REALIZED AND UNREALIZED GAINS
1.45% Institutional           622       $10.76            6,694     (LOSSES) ON INVESTMENTS
1.55% Institutional           788       $10.73            8,455      Net realized gains on investments                  26,616
2.05% Institutional         2,039       $10.59           21,585      Net unrealized appreciation on
                                                                      investments                                        6,756
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $   30,876
                                                                                                               ----------------






                       -----------               ---------------
                           29,486                    $  320,069
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $   180,338        $    2,402

Net increase in net assets resulting from operations                                                  30,876            38,448

Capital shares transactions
    Net premiums                                                                                     118,000           103,009
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (2,931)                -
    Interfund and net transfers to general account                                                    (6,214)           36,479
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     108,855           139,488
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         139,731           177,936
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  320,069       $   180,338
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Rydex Variable Trust OTC Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 14,927                                  Dividend income                                 $       -
     shares at net asset value of $14.39                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $191,070)                       $  214,797
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               53
NET ASSETS                                           $  214,797        Mortality and expense risk                        1,485
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         4,750       $11.88       $   56,425           Net investment loss                           (1,538)
1.20% Institutional            15       $11.80              183
1.40% Institutional           132       $10.67            1,411    REALIZED AND UNREALIZED GAINS
1.45% Institutional         2,507       $11.72           29,388     (LOSSES) ON INVESTMENTS
1.55% Institutional           594       $11.69            6,949      Net realized gains on investments                   5,868
1.80% Institutional           311       $11.61            3,606      Net unrealized appreciation on
2.05% Institutional        10,128       $11.54          116,835       investments                                       15,831
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                     $    20,161
                                                                                                               ----------------






                       -----------               ---------------
                           18,438                    $  214,797
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $    61,229        $    2,383

Net increase in net assets resulting from operations                                                  20,161             7,840

Capital shares transactions
    Net premiums                                                                                      34,551            45,852
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                               (5)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                     (649)             (212)
    Interfund and net transfers to general account                                                    99,510             5,366
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     133,407            51,006
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         153,568            58,846
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   214,797       $    61,229
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Rydex Variable Trust U.S. Government Money Market Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 253,699                                 Dividend income                                 $     493
     shares at net asset value of $1.00                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $253,699)                       $  253,699
                                                                                                                           493
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               64
NET ASSETS                                           $  253,699        Mortality and expense risk                        4,252
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional           712        $9.80        $   6,978           Net investment loss                           (3,823)
1.45% Institutional         5,644        $9.67           54,588
1.55% Institutional        12,018        $9.65          115,939    REALIZED AND UNREALIZED GAINS
2.05% Institutional         8,005        $9.52           76,194     (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                       -
                                                                     Net unrealized appreciation on
                                                                      investments                                            1
                                                                                                               ----------------

                                                                   Net decrease in net assets resulting from
                                                                    operations                                      $   (3,822)
                                                                                                               ----------------






                       -----------               ---------------
                           26,378                    $  253,699
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $ 9,803,585      $  1,281,208

Net decrease in net assets resulting from operations                                                  (3,822)          (70,242)

Capital shares transactions
    Net premiums                                                                                     308,639           412,553
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                       (9,706,414)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (10,312)       (1,074,515)
    Interfund and net transfers to general account                                                  (137,977)        9,254,581
                                                                                            -----------------  ----------------

      Net (decrease) increase in net assets from capital share transactions                       (9,546,064)        8,592,619
                                                                                            -----------------  ----------------

Total (decrease) increase in net assets                                                           (9,549,886)        8,522,377
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  253,699       $ 9,803,585
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Rydex Variable Trust Ursa Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 32,430                                  Dividend income                                 $       -
     shares at net asset value of $5.19                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $182,369)                       $  168,312
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               15
NET ASSETS                                           $  168,312        Mortality and expense risk                        2,193
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional           572        $7.77        $   4,442           Net investment loss                           (2,208)
1.20% Institutional        15,747        $7.72          121,581
1.30% Institutional           182        $7.70            1,400    REALIZED AND UNREALIZED GAINS
1.40% Institutional           163        $9.10            1,487     (LOSSES) ON INVESTMENTS
1.45% Institutional         2,833        $7.67           21,723      Net realized losses on investments                 (2,745)
1.55% Institutional         2,311        $7.65           17,679      Net unrealized depreciation on
                                                                      investments                                      (11,183)
                                                                                                               ----------------

                                                                   Net decrease in net assets resulting from
                                                                    operations                                     $   (16,136)
                                                                                                               ----------------






                       -----------               ---------------
                           21,808                    $  168,312
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $    42,136         $       -

Net decrease in net assets resulting from operations                                                 (16,136)          (16,685)

Capital shares transactions
    Net premiums                                                                                     245,558           164,292
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                             (380)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (2,451)                -
    Interfund and net transfers to general account                                                  (100,415)         (105,471)
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     142,312            58,821
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         126,176            42,136
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   168,312       $    42,136
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Rydex Variable Trust Arktos Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 23,487                                  Dividend income                                 $       -
     shares at net asset value of $21.24                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $556,300)                       $  498,864
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              160
NET ASSETS                                           $  498,864        Mortality and expense risk                        4,807
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         5,887        $6.02       $   35,418           Net investment loss                           (4,967)
1.20% Institutional        66,525        $5.98          397,559
1.30% Institutional         4,000        $5.96           23,839    REALIZED AND UNREALIZED GAINS
1.45% Institutional         3,019        $5.94           17,920     (LOSSES) ON INVESTMENTS
1.55% Institutional         4,037        $5.92           23,902      Net realized losses on investments                (25,916)
2.05% Institutional            38        $5.84              224      Net unrealized depreciation on
                                                                      investments                                      (55,794)
                                                                                                               ----------------

                                                                   Net decrease in net assets resulting from
                                                                    operations                                     $   (86,677)
                                                                                                               ----------------






                       -----------               ---------------
                           83,507                    $  498,864
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $   32,595         $       -

Net decrease in net assets resulting from operations                                                 (86,677)           (4,644)

Capital shares transactions
    Net premiums                                                                                     409,617            60,658
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (3,269)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (11,874)                -
    Interfund and net transfers to general account                                                   158,472           (23,419)
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     552,946            37,239
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         466,269            32,595
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  498,864        $   32,595
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Rydex Variable Trust Juno Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 16,350                                  Dividend income                                $    2,135
     shares at net asset value of $21.95                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $378,624)                       $  358,892
                                                                                                                         2,135
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               35
NET ASSETS                                           $  358,892        Mortality and expense risk                        1,879
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional           804        $8.97       $    7,213           Net investment income                            221
1.20% Institutional        33,750        $8.96          302,406
1.30% Institutional         3,433        $8.95           30,742    REALIZED AND UNREALIZED GAINS
1.45% Institutional           918        $8.95            8,211     (LOSSES) ON INVESTMENTS
1.55% Institutional           723        $8.94            6,464      Net realized losses on investments                 (5,808)
2.05% Institutional            36        $8.91              317      Net unrealized depreciation on
3.35% Institutional           401        $8.83            3,539       investments                                      (19,732)
                                                                                                               ----------------

                                                                   Net decrease in net assets resulting from
                                                                    operations                                     $   (25,319)
                                                                                                               ----------------






                       -----------               ---------------
                           40,064                    $  358,892
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                    $       -         $       -

Net decrease in net assets resulting from operations                                                 (25,319)                -

Capital shares transactions
    Net premiums                                                                                     120,372                 -
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                             (310)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (2,597)                -
    Interfund and net transfers to general account                                                   266,746                 -
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     384,211                 -
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         358,892                 -
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $  358,892         $       -
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Rydex Variable Trust Sector Rotation Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 2,629                                   Dividend income                                 $       -
     shares at net asset value of $11.16                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $26,409)                        $   29,334
                                                                                                                             -
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                                3
NET ASSETS                                           $   29,334        Mortality and expense risk                           98
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional           161       $11.34       $    1,828           Net investment loss                             (101)
1.20% Institutional         1,681       $11.32           19,028
1.40% Institutional           123       $11.31            1,385    REALIZED AND UNREALIZED GAINS
1.45% Institutional           628       $11.30            7,094     (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                     216
                                                                     Net unrealized appreciation on
                                                                      investments                                        2,925
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $    3,040
                                                                                                               ----------------






                       -----------               ---------------
                            2,592                    $   29,334
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                    $       -         $       -

Net increase in net assets resulting from operations                                                   3,040                 -

Capital shares transactions
    Net premiums                                                                                       7,635                 -
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                     (221)                -
    Interfund and net transfers to general account                                                    18,880                 -
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                      26,294                 -
                                                                                            -----------------  ----------------

Total increase in net assets                                                                          29,334                 -
                                                                                            -----------------  ----------------

Net assets at end of year                                                                         $   29,334         $       -
                                                                                            -----------------  ----------------



Midland National Life Insurance Company
Separate Account C
Van Eck Worldwide Insurance Trust Worldwide Hard Assets Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 86,394                                  Dividend income                               $     2,119
     shares at net asset value of $18.36                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,355,979)                    $ 1,586,192
                                                                                                                         2,119
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              512
NET ASSETS                                          $ 1,586,192        Mortality and expense risk                       11,813
                                                 ---------------
                                                                       Contract maintenance charge                         252
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        11,792       $16.61       $  195,853           Net investment loss                          (10,458)
1.20% Institutional        41,839       $16.49          689,845
1.30% Institutional         2,976       $16.44           48,929    REALIZED AND UNREALIZED GAINS
1.40% Institutional        28,944       $14.87          430,262     (LOSSES) ON INVESTMENTS
1.45% Institutional         2,122       $16.37           34,739      Net realized gains on investments                  52,623
1.55% Institutional         3,648       $16.32           59,541      Net unrealized appreciation on
2.05% Institutional         7,897       $16.08          127,023       investments                                      180,305
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $  222,470
                                                                                                               ----------------






                       -----------               ---------------
                           99,218                   $ 1,586,192
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $  367,790        $   40,460

Net increase in net assets resulting from operations                                                 222,470           195,847

Capital shares transactions
    Net premiums                                                                                     953,515           244,931
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (6,189)           (1,867)
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (16,021)           (2,506)
    Interfund and net transfers to general account                                                    64,627          (109,075)
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     995,932           131,483
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,218,402           327,330
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,586,192        $  367,790
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Van Eck Worldwide Insurance Trust Worldwide Emerging Markets Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 36,596                                  Dividend income                                 $     607
     shares at net asset value of $15.21                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $439,537)                       $  556,621
                                                                                                                           607
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              137
NET ASSETS                                           $  556,621        Mortality and expense risk                        4,242
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         7,193       $16.04       $  115,358           Net investment loss                           (3,772)
1.20% Institutional        15,814       $15.93          251,937
1.30% Institutional         2,274       $15.89           36,129    REALIZED AND UNREALIZED GAINS
1.40% Institutional           387       $12.10            4,686     (LOSSES) ON INVESTMENTS
1.45% Institutional         1,495       $15.83           23,654      Net realized losses on investments                   (146)
1.55% Institutional         3,890       $15.78           61,397      Net unrealized appreciation on
1.70% Institutional         1,223       $15.72           19,229       investments                                      104,082
                                                                                                               ----------------
1.80% Institutional           300       $15.68            4,700
2.05% Institutional         2,538       $15.57           39,531    Net increase in net assets resulting from
                                                                    operations                                     $   100,164
                                                                                                               ----------------






                       -----------               ---------------
                           35,114                    $  556,621
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $    85,231       $   132,276

Net increase in net assets resulting from operations                                                 100,164           499,354

Capital shares transactions
    Net premiums                                                                                     375,812            37,922
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (5,626)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (5,047)             (539)
    Interfund and net transfers to general account                                                     6,087          (583,782)
                                                                                            -----------------  ----------------

      Net increase (decrease) in net assets from capital share transactions                          371,226          (546,399)
                                                                                            -----------------  ----------------

Total increase (decrease) in net assets                                                              471,390           (47,045)
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   556,621       $    85,231
                                                                                            -----------------  ----------------


Midland National Life Insurance Company
Separate Account C
Van Eck Worldwide Insurance Trust Levin MidCap Value Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio                           $       -      Dividend income                           $
                                                                     Capital gains distributions                             -
                                                                                                               ----------------
LIABILITIES                                                   -
                                                 ---------------
                                                                                                                             -
NET ASSETS                                            $       -      Expenses
                                                 ---------------
                                                                       Administrative expense                                -
                                                              -        Mortality and expense risk                            -
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                                   Unit Value
                                -                     $       -           Net investment income                              -

                                                                   REALIZED AND UNREALIZED GAINS
                                                                    (LOSSES) ON INVESTMENTS
                                                                     Net realized gains on investments                       -
                                                                     Net unrealized appreciation on
                                                                      investments                                            -
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                       $       -
                                                                                                               ----------------






                       -----------               ---------------
                                -                     $       -
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                    $       -        $    1,869

Net increase in net assets resulting from operations                                                       -                60

Capital shares transactions
    Net premiums                                                                                           -               334
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                        -                 -
    Interfund and net transfers to general account                                                         -            (2,263)
                                                                                            -----------------  ----------------

      Net decrease in net assets from capital share transactions                                           -            (1,929)
                                                                                            -----------------  ----------------

Total decrease in net assets                                                                               -            (1,869)
                                                                                            -----------------  ----------------

Net assets at end of year                                                                          $       -         $       -
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
Van Eck Worldwide Insurance Trust Worldwide Bond Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 16,152                                  Dividend income                                $    4,066
     shares at net asset value of $13.33                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $195,920)                      $   215,311
                                                                                                                         4,066
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               38
NET ASSETS                                          $   215,311        Mortality and expense risk                        1,665
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         3,171       $13.37       $   42,395           Net investment income                          2,363
1.20% Institutional         4,774       $13.30           63,479
1.30% Institutional         1,623       $13.27           21,540    REALIZED AND UNREALIZED GAINS
1.40% Institutional           177       $10.78            1,908     (LOSSES) ON INVESTMENTS
1.45% Institutional           877       $13.23           11,604      Net realized gains on investments                     918
1.55% Institutional         2,717       $13.20           35,861      Net unrealized appreciation on
1.70% Institutional         2,385       $13.15           31,368       investments                                       16,196
                                                                                                               ----------------
2.05% Institutional           548       $13.06            7,157
                                                                   Net increase in net assets resulting from
                                                                    operations                                     $    19,477
                                                                                                               ----------------






                       -----------               ---------------
                           16,272                   $   215,311
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $   48,670         $       -

Net increase in net assets resulting from operations                                                  19,477             3,085

Capital shares transactions
    Net premiums                                                                                      76,810            44,398
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (1,200)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                   (3,275)              (80)
    Interfund and net transfers to general account                                                    74,829             1,267
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     147,164            45,585
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         166,641            48,670
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   215,311        $   48,670
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
Van Eck Worldwide Insurance Trust Worldwide Real Estate Fund
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 74,226                                  Dividend income                                $    3,047
     shares at net asset value of $17.75                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $1,118,154)                    $ 1,317,507
                                                                                                                         3,047
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              183
NET ASSETS                                          $ 1,317,507        Mortality and expense risk                        7,409
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional        10,435       $18.44       $  192,438           Net investment loss                           (4,545)
1.20% Institutional        38,075       $18.34          698,381
1.30% Institutional         3,710       $18.30           67,911    REALIZED AND UNREALIZED GAINS
1.40% Institutional           363       $12.65            4,597     (LOSSES) ON INVESTMENTS
1.45% Institutional         2,061       $18.24           37,596      Net realized gains on investments                  25,958
1.55% Institutional        10,211       $18.20          185,887      Net unrealized appreciation on
2.05% Institutional         7,258       $18.01          130,696       investments                                      189,582
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                     $   210,995
                                                                                                               ----------------






                       -----------               ---------------
                           72,114                   $ 1,317,507
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $    161,110         $       -

Net increase in net assets resulting from operations                                                 210,995            10,333

Capital shares transactions
    Net premiums                                                                                     483,672           149,544
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                           (2,427)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (11,105)              (30)
    Interfund and net transfers to general account                                                   475,262             1,263
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     945,402           150,777
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       1,156,397           161,110
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,317,507      $    161,110
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
Janus Aspen Series Growth and Income Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 10,768                                  Dividend income                                 $     884
     shares at net asset value of $15.74                             Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $152,641)                       $  169,492
                                                                                                                           884
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                               47
NET ASSETS                                           $  169,492        Mortality and expense risk                        1,257
                                                 ---------------
                                                                       Contract maintenance charge                           -
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         3,889       $13.35       $   51,907           Net investment loss                             (420)
1.20% Institutional         1,997       $13.29           26,527
1.30% Institutional           591       $13.26            7,845    REALIZED AND UNREALIZED GAINS
1.40% Institutional            27       $10.88              289     (LOSSES) ON INVESTMENTS
1.45% Institutional            50       $13.23              658      Net realized gains on investments                     629
1.55% Institutional         3,304       $13.20           43,622      Net unrealized appreciation on
1.70% Institutional         1,892       $13.17           24,918       investments                                       14,523
                                                                                                               ----------------
1.80% Institutional           114       $13.14            1,504
2.05% Institutional           934       $13.09           12,224    Net increase in net assets resulting from
                                                                    operations                                     $    14,732
                                                                                                               ----------------






                       -----------               ---------------
                           12,798                    $  169,492
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $   27,500         $       -

Net increase in net assets resulting from operations                                                  14,732             2,778

Capital shares transactions
    Net premiums                                                                                     160,493            24,076
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                                -                 -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                     (780)                -
    Interfund and net transfers to general account                                                   (32,453)              646
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     127,260            24,722
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         141,992            27,500
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   169,492        $   27,500
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
PIMCO Variable Insurance Trust Total Return Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 532,439                                 Dividend income                                $   64,509
     shares at net asset value of $10.51                             Capital gains distributions                        78,034
                                                                                                               ----------------
     per share (cost $5,575,959)                    $ 5,595,939
                                                                                                                       142,543
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            1,225
NET ASSETS                                          $ 5,595,939        Mortality and expense risk                       46,049
                                                 ---------------
                                                                       Contract maintenance charge                         313
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional       129,645       $10.53      $ 1,364,750           Net investment income                         94,956
1.20% Institutional        31,643       $10.48          331,713
1.30% Institutional        27,541       $10.47          288,231    REALIZED AND UNREALIZED GAINS
1.40% Institutional        95,786       $10.40          996,344     (LOSSES) ON INVESTMENTS
1.45% Institutional        24,237       $10.44          253,016      Net realized gains on investments                  12,165
1.55% Institutional        58,713       $10.42          611,895      Net unrealized appreciation on
1.65% Institutional           945       $10.40            9,830       investments                                       18,386
                                                                                                               ----------------
1.70% Institutional         1,042       $10.40           10,835
1.80% Institutional        12,406       $10.38          128,757    Net increase in net assets resulting from
1.90% Institutional         2,639       $10.36           27,343     operations                                     $   125,507
                                                                                                               ----------------
2.05% Institutional       148,535       $10.34        1,535,113
2.15% Institutional            65       $10.32              669
2.40% Institutional         3,644       $10.27           37,444



                       -----------               ---------------
                          536,842                   $ 5,595,939
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  1,179,472         $       -

Net increase in net assets resulting from operations                                                 125,507             9,950

Capital shares transactions
    Net premiums                                                                                   4,055,886           969,387
    Transfers of policy loans                                                                              -                 -
    Transfers of surrenders                                                                          (77,600)           (7,420)
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (69,395)           (8,443)
    Interfund and net transfers to general account                                                   382,069           215,998
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                   4,290,960         1,169,522
                                                                                            -----------------  ----------------

Total increase in net assets                                                                       4,416,467         1,179,472
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $ 5,595,939      $  1,179,472
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
PIMCO Variable Insurance Trust Low Duration Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 55,245                                  Dividend income                               $     6,191
     shares at net asset value of $10.30                             Capital gains distributions                         1,397
                                                                                                               ----------------
     per share (cost $569,037)                       $  569,018
                                                                                                                         7,588
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              289
NET ASSETS                                           $  569,018        Mortality and expense risk                        6,979
                                                 ---------------
                                                                       Contract maintenance charge                          96
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         1,896       $10.09      $    19,121           Net investment income                            224
1.30% Institutional           636       $10.03            6,380
1.40% Institutional        22,911       $10.01          229,313    REALIZED AND UNREALIZED GAINS
1.45% Institutional         8,213       $10.00           82,144     (LOSSES) ON INVESTMENTS
1.55% Institutional         4,431        $9.99           44,245      Net realized losses on investments                    (62)
2.05% Institutional        18,967        $9.90          187,815      Net unrealized appreciation on
                                                                      investments                                           11
                                                                                                               ----------------

                                                                   Net increase in net assets resulting from
                                                                    operations                                      $      173
                                                                                                               ----------------






                       -----------               ---------------
                           57,054                    $  569,018
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                  $   123,317         $       -

Net increase in net assets resulting from operations                                                     173                 4

Capital shares transactions
    Net premiums                                                                                     317,826            35,163
    Transfers of policy loans                                                                             (2)                -
    Transfers of surrenders                                                                          (13,489)                -
    Transfers of death benefits                                                                      (14,275)                -
    Transfers of other terminations                                                                  (28,195)             (578)
    Interfund and net transfers to general account                                                   183,663            88,728
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     445,528           123,313
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         445,701           123,317
                                                                                            -----------------  ----------------

Net assets at end of year                                                                        $   569,018       $   123,317
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
PIMCO Variable Insurance Trust High Yield Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 371,988                                 Dividend income                               $   139,839
     shares at net asset value of $8.40                              Capital gains distributions                             -
                                                                                                               ----------------
     per share (cost $3,032,274)                    $ 3,124,701
                                                                                                                       139,839
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                            1,622
NET ASSETS                                          $ 3,124,701        Mortality and expense risk                       25,315
                                                 ---------------
                                                                       Contract maintenance charge                         301
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional       101,862       $11.83      $ 1,204,851           Net investment income                        112,601
1.20% Institutional         1,653       $11.78           19,474
1.30% Institutional         1,880       $11.76           22,107    REALIZED AND UNREALIZED GAINS
1.40% Institutional       123,508       $11.50        1,419,861     (LOSSES) ON INVESTMENTS
1.45% Institutional         7,450       $11.73           87,384      Net realized losses on investments                (54,290)
1.55% Institutional        19,431       $11.71          227,545      Net unrealized appreciation on
1.70% Institutional         1,187       $11.68           13,867       investments                                       47,688
                                                                                                               ----------------
1.80% Institutional         1,008       $11.66           11,750
2.05% Institutional         9,065       $11.61          105,270    Net increase in net assets resulting from
2.15% Institutional           874       $11.59           10,135     operations                                     $   105,999
                                                                                                               ----------------
3.35% Institutional           216       $11.36            2,458





                       -----------               ---------------
                          268,134                   $ 3,124,701
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                 $  2,328,621         $       -

Net increase in net assets resulting from operations                                                 105,999            60,876

Capital shares transactions
    Net premiums                                                                                     591,235         1,569,506
    Transfers of policy loans                                                                           (198)                -
    Transfers of surrenders                                                                          (24,543)                -
    Transfers of death benefits                                                                            -                 -
    Transfers of other terminations                                                                  (57,210)          (20,562)
    Interfund and net transfers to general account                                                   180,797           718,801
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     690,081         2,267,745
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         796,080         2,328,621
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  3,124,701      $  2,328,621
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
PIMCO Variable Insurance Trust Real Return Portfolio
----------------------------------------------------------------------------------------------------------------------------------

     Statement of Assets and Liabilities                                    Statement of Operations
  December 31, 2004                                                      Year Ended December 31, 2004

ASSETS                                                             INVESTMENT INCOME
    Investment in Portfolio, 105,472                                 Dividend income                               $    10,463
     shares at net asset value of $12.92                             Capital gains distributions                        40,143
                                                                                                               ----------------
     per share (cost $1,343,032)                    $ 1,362,695
                                                                                                                        50,606
LIABILITIES                                                   -      Expenses
                                                 ---------------
                                                                       Administrative expense                              539
NET ASSETS                                          $ 1,362,695        Mortality and expense risk                       13,704
                                                 ---------------
                                                                       Contract maintenance charge                         190
                                                                                                               ----------------
                         Units     Unit Value      Net Assets
0.95% Institutional         5,529       $11.34       $   62,688           Net investment income                         36,173
1.20% Institutional        27,607       $11.29          311,703
1.30% Institutional         4,281       $11.27           48,254    REALIZED AND UNREALIZED GAINS
1.40% Institutional        46,931       $11.25          527,835     (LOSSES) ON INVESTMENTS
1.45% Institutional         5,062       $11.24           56,913      Net realized gains on investments                  13,331
1.55% Institutional        19,671       $11.22          220,802      Net unrealized appreciation on
1.70% Institutional         2,995       $11.20           33,529       investments                                       19,041
                                                                                                               ----------------
1.80% Institutional           404       $11.18            4,521
2.05% Institutional         8,665       $11.13           96,450    Net increase in net assets resulting from
                                                                    operations                                      $   68,545
                                                                                                               ----------------






                       -----------               ---------------
                          121,145                   $ 1,362,695
                       -----------               ---------------

-------------------------------------------------------------------------------------------------------------------------------

Statement of Changes in Net Assets
    Years Ended December 31, 2004 and 2003

                                                                                                  2004              2003

Net assets at beginning of year                                                                   $  375,938         $       -

Net increase in net assets resulting from operations                                                  68,545             6,401

Capital shares transactions
    Net premiums                                                                                   1,069,051           320,779
    Transfers of policy loans                                                                           (193)                -
    Transfers of surrenders                                                                           (6,993)                -
    Transfers of death benefits                                                                       (1,342)                -
    Transfers of other terminations                                                                  (33,054)             (310)
    Interfund and net transfers to general account                                                  (109,257)           49,068
                                                                                            -----------------  ----------------

      Net increase in net assets from capital share transactions                                     918,212           369,537
                                                                                            -----------------  ----------------

Total increase in net assets                                                                         986,757           375,938
                                                                                            -----------------  ----------------

Net assets at end of year                                                                       $  1,362,695        $  375,938
                                                                                            -----------------  ----------------

Midland National Life Insurance Company
Separate Account C
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Organization and Significant Accounting Policies

       Organization
       Midland National Life Separate Account C ("Separate Account"), a unit investment trust, is a segregated investment account of Midland National Life Insurance Company (the "Company") in accordance with the provisions of the Iowa Insurance laws. The assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of the Company. The Separate Account consists of four insurance products, each with different characteristics and product features which result in varying charges. These differences are presented as different product classes in the Statement of Assets and Liabilities. The Separate Account is used to fund variable annuity contracts of the Company. Sammons Securities Corporation, an affiliate, serves as the underwriter of the variable products.

       Investments
       The Separate Account invests in specified portfolios of Fidelity Variable Insurance Products Fund I ("VIPF"), Fidelity Variable Insurance Products Fund II ("VIPF II"), Fidelity Variable Insurance Products Fund III ("VIPF III"), American Century Variable Portfolios, Inc. ("ACVP"), Massachusetts Financial Services Variable Insurance Trust ("MFS"), Lord Abbett Series Fund, Inc. ("LAC"), Alger American Fund ("FAM"), Berger IPT Funds ("BFG"), Calvert Variable Series, Inc. ("CAM"), AIM Variable Insurance Funds ("AIM"), LEVCO Series Trust ("LEVCO"), J.P. Morgan Series Trust II ("JP"), Rydex Variable Trust ("RYDEX"), Van Eck Worldwide Insurance Trust ("VE"), Janus Aspen Series ("JANUS") and PIMCO Variable Insurance Trust ("PIMCO") (collectively "the Funds"), each diversified open-end management companies registered under the Investment Company Act of 1940, as directed by participants.

       The VE Worldwide Bond Fund, VE Worldwide Real Estate Fund, JANUS Growth and Income Portfolio, PIMCO Total Return Portfolio, PIMCO Low Duration Portfolio, PIMCO High Yield Portfolio and PIMCO Real Return Portfolio were introduced effective May 1, 2003. The VE Levin MidCap Value Fund, BFG Large Cap Growth Fund, and the BFG Small Company Growth Fund were discontinued in 2003. The VIPF III Value Strategies Portfolio, Rydex Juno Fund, and the Rydex Sector Rotation Fund were introduced effective May 1, 2004. All other portfolios have been in existence for more than three years.

       Investments in shares of the Funds are valued at the net asset values (fair values) of the respective portfolios of the Funds corresponding to the investment portfolios of the Separate Account. Investment transactions are recorded on the trade date. Dividends are automatically reinvested in shares of the Funds.

       The first-in, first-out ("FIFO") method is used to determine realized gains and losses on investments. Dividend and capital gain distributions are recorded as income on the ex-dividend date.


       Federal Income Taxes
       The operations of the Separate Account are included in the federal income tax return of the Company. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current law, the Company pays no tax on investment income and capital gains reflected in variable annuity policy reserves. However, the Company retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

       Use of Estimates
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.     Expenses and Related Party Transactions

       The Company is compensated for certain expenses as described below. The rates of each applicable charge is described in the Separate Account's prospectus.

       o A contract administration fee is charged to cover the Company's record keeping and other administrative expenses incurred to operate the Separate Account. This fee is allocated to the individual portfolios of the Funds based on the net asset value of the portfolios in proportion to the total net asset value of the Separate Account.

       o A mortality and expense risk fee is charged in return for the Company's assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued. This fee is charged directly to the individual portfolios of the Funds based on the net asset value of the portfolio.

       o A transfer charge is imposed on each transfer between portfolios of the Separate Account in excess of a stipulated number of transfers in any one contract year. A deferred sales charge may be imposed in the event of a full or partial withdrawal within the stipulated number of years.


       Each management company of the Separate Account charges fees for their management advisory services as well as other operating expenses. The fees differ between companies and by portfolio within each company; however, the fees are generally calculated based on an annual rate applied to the average net asset of the respective portfolios. The effect of the fees are netted within the share value of the respective portfolios. The portfolio fee rates charged for the years ended December 31, 2004 and 2003, respectively, were as follows:

                                                              2004        2003

Fidelity Variable Insurance Products Fund I
    Money Market Portfolio                                    0.29%       0.29%
    High Income Portfolio                                     0.97%       0.95%
    Equity-Income Portfolio                                   0.83%       0.82%
    Growth Portfolio                                          0.93%       0.92%
    Overseas Portfolio                                        1.16%       1.16%
    Midcap Portfolio                                          0.96%       0.95%
Fidelity Variable Insurance Products Fund II
    Asset Manager Portfolio                                   0.92%       0.91%
    Investment Grade Bond Portfolio                           0.81%       0.79%
    Index 500 Portfolio                                       0.35%       0.60%
    Contrafund Portfolio                                      0.93%       0.93%
    Asset Manager: Growth Portfolio                           1.05%       1.05%
Fidelity Variable Insurance Products Fund III
    Balanced Portfolio                                        0.82%       0.84%
    Growth & Income Portfolio                                 0.85%       0.85%
    Growth Opportunities Portfolio                            0.98%       0.99%
    Value Strategies Portfolio                                0.97%           -
American Century Variable Portfolios. Inc.
    Balanced Portfolio                                        0.90%       0.90%
    Capital Appreciation Portfolio                            1.00%       1.00%
    International Portfolio                                   1.42%       1.65%
    Value Portfolio                                           1.08%       1.15%
    Income and Growth Portfolio                               0.95%       0.95%
Massachusetts Financial Services Variable Insurance Trust
    Research Series                                           1.13%       1.13%
    Emerging Growth Series                                    1.12%       1.12%
    Investors Trust Series                                    1.11%       1.12%
    New Discovery Series                                      1.26%       1.29%
Lord Abbett Series Fund, Inc.
    VC Growth & Income Portfolio                              0.89%       0.85%
    VC MidCap Value Portfolio                                 1.17%       1.08%
    VC International Portfolio                                1.34%       1.40%
Alger American Fund
    Growth Portfolio                                          0.85%       0.85%
    MidCap Growth Portfolio                                   0.92%       0.93%
    Leveraged AllCap Portfolio                                0.97%       0.97%
    Small Capitalization Portfolio                            0.97%       0.97%
Berger IPT Funds
    Large Cap Growth Fund                                         -           -
    Small Company Growth Fund                                     -           -
Calvert Variable Series, Inc.
    Social Small Cap Growth Portfolio                         1.39%       1.42%
    Social MidCap Growth Portfolio                            1.17%       1.20%
    Social Equity Growth Portfolio                            1.08%       1.08%
AIM Variable Insurance Funds
    Technology Fund                                           1.40%       1.41%
    Utilities Fund                                            1.26%       1.28%
    Financial Services Fund                                   1.37%       1.38%
    Health Sciences Fund                                      1.35%       1.98%
LEVCO Series Trust
    Equity Value Fund                                             -           -
J.P. Morgan Series Trust II
    Bond Portfolio                                            0.75%       0.75%
    Small Company Portfolio                                   1.15%       1.15%
Rydex Variable Trust
    Nova Fund                                                 1.54%       1.54%
    OTC Fund                                                  1.53%       1.53%
    U.S. Government Money Market Fund                         1.22%       1.22%
    Ursa Fund                                                 1.67%       1.67%
    Arktos Fund                                               1.68%       1.68%
    Juno Fund                                                 1.69%           -
    Sector Rotation Fund                                      1.70%           -
Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund                                1.20%       1.23%
    Worldwide Emerging Markets Fund                           1.39%       1.43%
    Levin MidCap Value Fund                                       -           -
    Worldwide Bond Fund                                       1.27%       1.21%
    Worldwide Real Estate Fund                                1.45%       1.49%
Janus Aspen Services
    Growth and Income Portfolio                               0.75%       0.67%
PIMCO Variable Insurance Trust
    Total Return Porfolio                                     0.65%       0.65%
    Low Duration Portfolio                                    0.65%       0.65%
    High Yield Portfolio                                      0.75%       0.75%
    Real Return Portfolio                                     0.65%       0.65%


3.     Purchases and Sales of Investment Securities

       The aggregate cost of purchases and proceeds from sales of investments for the years ended December 31, 2004 and 2003, were as follows:

                                                         2004                                 2003
                                          -----------------------------------  -----------------------------------
Portfolio                                    Purchases            Sales           Purchases            Sales

Fidelity Variable Insurance Products
 Fund I
    Money Market Portfolio                    $ 23,138,223      $ 21,884,128       $ 76,325,453      $ 80,235,561
    High Income Portfolio                        4,098,395         1,744,657          1,925,100           950,205
    Equity-Income Portfolio                      3,513,966         3,483,897          1,881,432         3,221,057
    Growth Portfolio                             2,784,995         4,739,581          2,605,926         5,100,063
    Overseas Portfolio                           1,555,621           854,235         14,106,343        14,884,247
    Midcap Portfolio                             2,545,705         1,431,780          1,406,080         1,111,168
Fidelity Variable Insurance Products
 Fund II
    Asset Manager Portfolio                        461,430         1,158,268            753,059         1,279,694
    Investment Grade Bond Portfolio              2,005,183         1,965,979          3,588,850         4,421,686
    Index 500 Portfolio                          5,545,902         4,366,624          2,816,071         4,810,097
    Contrafund Portfolio                         6,241,035         3,061,683          2,253,026         3,124,487
    Asset Manager: Growth Portfolio                262,762           593,136            340,457           692,357
Fidelity Variable Insurance Products
 Fund III
    Balanced Portfolio                             769,676           661,221            859,659           645,518
    Growth & Income Portfolio                      727,329         1,028,697            884,440         1,355,269
    Growth Opportunities Portfolio                 192,797           442,537            370,242           624,007
    Value Strategies Portfolio                       4,937                35                  -                 -
American Century Variable
 Portfolios, Inc.
    Balanced Portfolio                             595,959           427,802            598,273           285,722
    Capital Appreciation Portfolio                 237,532           401,589            259,536           530,019
    International Portfolio                      4,033,866         1,063,277         13,482,340        13,392,484
    Value Portfolio                              3,790,322         1,365,873          1,311,017           893,560
    Income and Growth Portfolio                    339,571           220,993            205,437           258,410
Massachusetts Financial Services
 Variable Insurance Trust
    Research Series                                170,794           486,262            203,344           454,303
    Emerging Growth Series                         279,460           774,844            415,016           813,016
    Investors Trust Series                          57,446           118,329            127,071           131,695
    New Discovery Series                         1,485,092         1,396,760            944,933           585,950
Lord Abbett Series Fund, Inc.
    VC Growth & Income Portfolio                 2,362,918           990,539          1,166,261         1,127,267
    VC MidCap Value Portfolio                    5,874,831         1,592,069          1,942,840         1,514,007
    VC International Portfolio                     431,108           163,219            117,992            43,114
Alger American Fund
    Growth Portfolio                             2,025,323           744,421          1,181,040           322,792
    MidCap Growth Portfolio                      2,144,845         1,380,071          1,687,635           235,456
    Leveraged AllCap Portfolio                     875,256         1,186,093          1,607,690           957,498
    Small Capitalization Portfolio               1,114,283           843,829          1,105,067           160,721
Berger IPT Funds
    Large Cap Growth Fund                                -                 -              6,061             7,627
    Small Company Growth Fund                            -                 -                  -               134
Calvert Variable Series, Inc.
    Social Small Cap Growth Portfolio              251,733            13,212             56,645               546
    Social MidCap Growth Portfolio                  57,320             6,755              5,335                26
    Social Equity Growth Portfolio                  56,806             6,339              5,221                 9
AIM Variable Insurance Funds
    Technology Fund                                116,175            20,654             56,378             6,143
    Utilities Fund                                 908,850           509,150            198,013            25,923
    Financial Services Fund                        430,818           345,450            558,097           310,688
    Health Sciences Fund                           658,061           293,521            532,276           181,479
LEVCO Series Trust
    Equity Value Fund                                   36                43             24,761            28,762
J.P. Morgan Series Trust II
    Bond Portfolio                               1,604,663           397,232            316,619            15,545
    Small Company Portfolio                        678,548            71,560             61,531               295
Rydex Variable Trust
    Nova Fund                                      232,184           125,823            139,496               829
    OTC Fund                                       257,370           125,501             51,276               538
    U.S. Government Money Market Fund              710,121        10,260,007         28,155,070        19,632,692
    Ursa Fund                                      349,827           209,723            171,026           112,653
    Arktos Fund                                    869,337           321,359             60,688            23,521
    Juno Fund                                      825,769           441,337                  -                 -
    Sector Rotation Fund                            30,421             4,228                  -                 -
Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund                   1,374,033           388,560          8,394,947         8,266,318
    Worldwide Emerging Markets Fund                530,102           162,648         35,111,880        35,663,625
    Levin MidCap Value Fund                              -                 -                376             2,315
    Worldwide Bond Fund                            181,937            32,411             45,666               205
    Worldwide Real Estate Fund                   1,213,233           272,376            158,616             8,287
Janus Aspen Series
    Growth and Income Portfolio                    187,635            60,795             28,753             4,138
PIMCO Variable Insurance Trust
    Total Return Portfolio                       5,350,259           964,344          1,280,277           101,501
    Low Duration Portfolio                         589,315           143,564            124,301               947
    High Yield Portfolio                         3,782,692         2,980,009          2,415,608           128,877
    Real Return Portfolio                        1,466,362           511,975            433,063            56,713
                                          -----------------  ----------------  -----------------  ----------------
                                              $102,380,170      $ 79,241,006       $214,863,610      $208,741,766
                                          -----------------  ----------------  -----------------  ----------------




       Purchases and sales in investment shares for the years ended December 31, 2004 and 2003, were as follows:

                                                            2004                              2003
                                               --------------------------------  --------------------------------
Portfolio                                        Purchases          Sales          Purchases          Sales

Fidelity Variable Insurance Products
 Fund I
    Money Market Portfolio                         23,138,224       21,884,129       76,325,453       80,235,562
    High Income Portfolio                             618,514          270,537          307,877          151,832
    Equity-Income Portfolio                           150,779          148,994           97,538          172,375
    Growth Portfolio                                   88,705          153,704           98,191          198,842
    Overseas Portfolio                                 97,652           53,853        1,157,866        1,178,070
    Midcap Portfolio                                   98,619           55,981           69,772           59,317
Fidelity Variable Insurance Products
 Fund II
    Asset Manager Portfolio                            32,323           81,312           58,866           97,866
    Investment Grade Bond Portfolio                   153,953          150,898          269,557          331,517
    Index 500 Portfolio                                43,435           34,059           26,021           45,528
    Contrafund Portfolio                              261,268          127,504          109,759          162,185
    Asset Manager: Growth Portfolio                    21,577           48,773           32,069           63,646
Fidelity Variable Insurance Products
 Fund III
    Balanced Portfolio                                 56,102           47,937           67,458           51,511
    Growth & Income Portfolio                          55,326           77,771           76,574          115,335
    Growth Opportunities Portfolio                     12,826           29,446           28,638           49,637
    Value Strategies Portfolio                            390                3                -                -
American Century Variable
 Portfolios, Inc.
    Balanced Portfolio                                 86,040           62,240           97,453           47,759
    Capital Appreciation Portfolio                     34,524           56,637           40,209           85,187
    International Portfolio                           612,437          161,976        2,453,838        2,384,700
    Value Portfolio                                   469,475          168,965          195,130          140,701
    Income and Growth Portfolio                        50,620           33,010           36,855           47,171
Massachusetts Financial Services
 Variable Insurance Trust
    Research Series                                    12,378           34,980           17,280           40,759
    Emerging Growth Series                             17,472           48,663           30,471           61,865
    Investors Trust Series                              3,525            7,009            8,796            9,767
    New Discovery Series                              106,432          101,947           75,521           49,828
Lord Abbett Series Fund, Inc.
    VC Growth & Income Portfolio                       93,487           39,413           55,250           56,480
    VC MidCap Value Portfolio                         316,800           86,361          134,151          107,213
    VC International Portfolio                         55,548           21,586           18,319            6,993
Alger American Fund
    Growth Portfolio                                   61,180           22,217           39,285           11,743
    MidCap Growth Portfolio                           113,437           72,585          101,779           15,414
    Leveraged AllCap Portfolio                         30,687           41,512           61,892           40,056
    Small Capitalization Portfolio                     60,823           46,532           69,654           10,622
Berger IPT Funds
    Large Cap Growth Fund                                   -                -               16              144
    Small Company Growth Fund                               -                -                -               20
Calvert Variable Series, Inc.
    Social Small Cap Growth Portfolio                  16,349              837            4,308               45
    Social MidCap Portfolio                             2,306              274              230                1
    Social Equity Portfolio                             3,475              410              342                1
AIM Variable Insurance Funds
    Technology Fund                                    10,026            1,822            5,240              612
    Utilities Fund                                     67,252           38,455           16,236            2,120
    Financial Services Fund                            30,970           24,571           46,223           25,982
    Health Sciences Fund                               36,514           16,278           33,415           11,473
LEVCO Series Trust
    Equity Value Fund                                       3                4            3,169            3,519
J.P. Morgan Series Trust II
    Bond Portfolio                                    133,698           33,235           26,005            1,288
    Small Company Portfolio                            43,402            4,615            4,649               24
Rydex Variable Trust
    Nova Fund                                          31,212           17,475           24,680              131
    OTC Fund                                           19,995            9,721            4,433               44
    U.S. Government Money Market Fund                 710,121       10,260,007       28,155,070       19,632,692
    Ursa Fund                                          62,160           37,020           24,823           17,533
    Arktos Fund                                        36,304           14,170            2,201              848
    Juno Fund                                          36,245           19,895                -                -
    Sector Rotation Fund                                3,038              410                -                -
Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund                         86,414           24,753          737,185          716,380
    Worldwide Emerging Markets Fund                    42,783           13,202        4,200,548        4,210,298
    Levin MidCap Value Fund                                 -                -               54              318
    Worldwide Bond Fund                                15,129            2,634            3,673               16
    Worldwide Real Estate Fund                         80,630           18,573           12,848              680
Janus Aspen Series
    Growth and Income Portfolio                        13,121            4,296            2,253              309
PIMCO Variable Insurance Trust
    Total Return Portfolio                            510,370           91,779          123,613            9,764
    Low Duration Portfolio                             57,185           13,948           12,100               92
    High Yield Portfolio                              465,725          378,062          300,990           16,665
    Real Return Portfolio                             115,310           40,254           35,079            4,663
                                               ---------------  ---------------  ---------------  ---------------
                                                   29,584,296       35,237,234      115,940,905      110,685,143
                                               ---------------  ---------------  ---------------  ---------------


4.     Summary of Changes from Unit Transactions

       Transactions in units for the years ended December 31, 2004 and 2003, were as follows:

                                                              2004                            2003
                                                    ------------------------------  -----------------------------
Portfolio                                             Purchases         Sales         Purchases        Sales

Fidelity Variable Insurance Products
 Fund I
    Money Market Portfolio                              1,951,834       1,767,762       7,136,271      7,434,349
    High Income Portfolio                                 282,943         129,903         139,909         75,775
    Equity-Income Portfolio                               178,644         135,850          92,583        151,958
    Growth Portfolio                                      176,247         212,785         144,811        264,862
    Overseas Portfolio                                    116,760          54,323       1,514,884      1,533,411
    Midcap Portfolio                                      203,375         110,162         141,130        117,104
Fidelity Variable Insurance Products
 Fund II
    Asset Manager Portfolio                                23,971          64,829          40,492         75,414
    Investment Grade Bond Portfolio                       101,932         116,121         203,426        261,734
    Index 500 Portfolio                                   403,433         187,577         161,789        222,596
    Contrafund Portfolio                                  415,572         136,780         127,924        144,608
    Asset Manager: Growth Portfolio                        15,593          32,200          17,961         41,588
Fidelity Variable Insurance Products
 Fund III
    Balanced Portfolio                                     59,284          47,487          65,752         50,793
    Growth & Income Portfolio                              57,032          66,493          66,331         98,757
    Growth Opportunities Portfolio                         16,802          37,647          37,511         65,565
    Value Strategies Portfolio                                491               -               -              -
American Century Variable
 Portfolios, Inc.
    Balanced Portfolio                                     49,310          31,720          49,782         22,921
    Capital Appreciation Portfolio                         23,994          32,157          26,202         46,996
    International Portfolio                               382,724          91,457       1,520,787      1,474,270
    Value Portfolio                                       303,177          84,119         102,727         58,961
    Income and Growth Portfolio                            28,932          17,466          19,427         25,339
Massachusetts Financial Services
 Variable Insurance Trust
    Research Series                                        15,275          46,089          22,312         53,242
    Emerging Growth Series                                 29,244          74,100          49,924         93,331
    Investors Trust Series                                  5,451          10,862          14,287         15,462
    New Discovery Series                                  126,462         113,680          75,426         36,596
Lord Abbett Series Fund, Inc.
    VC Growth & Income Portfolio                          194,564          69,820          97,503         90,898
    VC MidCap Value Portfolio                             429,460          95,578         101,982         96,270
    VC International Portfolio                             40,172          13,641          49,990          8,141
Alger American Fund
    Growth Portfolio                                      243,211         100,174         186,414         59,026
    MidCap Growth Portfolio                               224,560         153,423         218,233         31,027
    Leveraged AllCap Portfolio                            118,530         186,173         283,673        192,682
    Small Capitalization Portfolio                        139,752         108,499         177,363         25,446
Berger IPT Funds
    Large Cap Growth Fund                                       -               -             408            594
    Small Company Growth Fund                                   -               -               -             24
Calvert Variable Series, Inc.
    Social Small Cap Growth Portfolio                      25,501           1,129           6,606             42
    Social MidCap Growth Portfolio                          5,535             619             546              2
    Social Equity Growth Portfolio                          5,396             622             521              -
AIM Variable Insurance Funds
    Technology Fund                                        12,866           2,162           6,683            783
    Utilities Fund                                         86,029          49,087          21,267          2,742
    Financial Services Fund                                38,979          30,392          57,759         32,236
    Health Sciences Fund                                   64,456          27,772          57,392         19,120
LEVCO Series Trust
    Equity Value Fund                                           -               1           3,370          3,747
J.P. Morgan Series Trust II
    Bond Portfolio                                        146,327          36,282          29,417          1,393
    Small Company Portfolio                                60,854           6,166           6,382             15
Rydex Variable Trust
    Nova Fund                                              23,641          12,940          18,442              -
    OTC Fund                                               24,734          11,908           5,322             23
    U.S. Government Money Market Fund                      73,567       1,050,248       2,862,560      1,988,386
    Ursa Fund                                              41,487          24,518          16,365         11,526
    Arktos Fund                                           128,644          49,889           7,738          2,986
    Juno Fund                                              88,710          48,646               -              -
    Sector Rotation Fund                                    2,986             394               -              -
Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund                             98,541          27,414         814,081        790,733
    Worldwide Emerging Markets Fund                        40,861          12,394       3,960,528      3,969,690
    Levin MidCap Value Fund                                     -               -              37            219
    Worldwide Bond Fund                                    14,828           2,499           3,950              7
    Worldwide Real Estate Fund                             79,011          18,722          12,547            722
Janus Aspen Series
    Growth and Income Portfolio                            15,697           5,190           2,640            349
PIMCO Variable Insurance Trust
    Total Return Portfolio                                509,773          89,585         126,520          9,866
    Low Duration Portfolio                                 58,378          13,697          12,433             60
    High Yield Portfolio                                  330,250         276,140         226,431         12,407
    Real Return Portfolio                                 131,694          46,424          41,366          5,491
                                                    --------------  --------------  --------------  -------------
                                                        8,467,476       6,173,717      21,188,117     19,722,285
                                                    --------------  --------------  --------------  -------------



5.     Net Assets

       Net assets at December 31, 2004, consisted of the following:

                                                               Accumulated          Net
                                                               Net Investment    Unrealized
                                               Capital          Income and      Appreciation
                                                Share          Net Realized     (Depreciation)
Portfolio                                   Transactions       Gains (Losses)   of Investments        Total

Fidelity Variable Insurance Products
 Fund I
    Money Market Portfolio                    $  7,037,348       $ 2,232,196         $      -       $  9,269,544
    High Income Portfolio                        6,811,607          (189,992)         459,318          7,080,933
    Equity-Income Portfolio                     10,499,930         8,215,168        2,583,446         21,298,544
    Growth Portfolio                            23,396,339         3,665,563       (3,046,077)        24,015,825
    Overseas Portfolio                           3,019,577           846,976        1,038,135          4,904,688
    Midcap Portfolio                             5,302,959            35,119        2,015,154          7,353,232
Fidelity Variable Insurance Products
 Fund II
    Asset Manager Portfolio                      2,026,548         3,447,234           81,885          5,555,667
    Investment Grade Bond Portfolio              5,738,260         2,161,254           28,124          7,927,638
    Index 500 Portfolio                         25,027,893         2,071,303          (12,788)        27,086,408
    Contrafund Portfolio                        17,199,250         3,272,969        3,304,358         23,776,577
    Asset Manager: Growth Portfolio              2,552,981           567,352         (110,022)         3,010,311
Fidelity Variable Insurance Products
 Fund III
    Balanced Portfolio                           3,688,060           (23,593)         228,422          3,892,889
    Growth & Income Portfolio                    6,483,045          (274,958)         131,743          6,339,830
    Growth Opportunities Portfolio               4,938,321        (1,018,437)        (459,857)         3,460,027
    Value Strategies Portfolio                       4,937               (34)             574              5,477
American Century Variable
 Portfolios, Inc.
    Balanced Portfolio                           1,728,459             8,686          219,810          1,956,955
    Capital Appreciation Portfolio               3,050,265        (1,163,983)         (11,333)         1,874,949
    International Portfolio                      7,099,940        (1,141,747)         951,470          6,909,663
    Value Portfolio                              6,696,779           470,730        1,339,501          8,507,010
    Income and Growth Portfolio                  2,107,356          (289,144)         164,733          1,982,945
Massachusetts Financial Services
 Variable Insurance Trust
    Research Series                              2,671,221          (855,276)          55,414          1,871,359
    Emerging Growth Series                      10,394,550        (5,463,297)        (721,982)         4,209,271
    Investors Trust Series                       1,197,271          (246,710)          49,118            999,679
    New Discovery Series                         4,845,225        (1,124,749)         391,721          4,112,197
Lord Abbett Series Fund, Inc.
    VC Growth & Income Portfolio                 5,873,229          (120,826)       1,032,832          6,785,235
    VC MidCap Value Portfolio                    9,622,876           406,477        2,489,074         12,518,427
    VC International Portfolio                     714,059          (169,443)         122,745            667,361
Alger American Fund
    Growth Portfolio                             3,600,235          (493,236)         328,638          3,435,637
    MidCap Growth Portfolio                      3,688,625           (75,100)         596,037          4,209,562
    Leveraged AllCap Portfolio                   3,025,282          (677,689)         365,418          2,713,011
    Small Capitalization Portfolio               1,646,863            21,005          266,401          1,934,269
Berger IPT Funds
    Large Cap Growth Fund                             (154)              154                -                  -
    Small Company Growth Fund                           19               (19)               -                  -
Calvert Variable Series, Inc.
    Social Small Cap Growth Portfolio              296,106             1,243           35,075            332,424
    Social MidCap Growth Portfolio                  56,262              (413)           3,740             59,589
    Social Equity Growth Portfolio                  55,797                (1)           1,912             57,708
AIM Variable Insurance Funds
    Technology Fund                                157,614               231           14,496            172,341
    Utilities Fund                                 577,738            30,368           85,532            693,638
    Financial Services Fund                        528,706            60,665           44,418            633,789
    Health Sciences Fund                           849,398            23,599           73,170            946,167
LEVCO Series Trust
    Equity Value Fund                                  742               779              648              2,169
J.P. Morgan Series Trust II
    Bond Portfolio                               1,506,344            23,725           13,728          1,543,797
    Small Company Portfolio                        677,077             2,718          102,774            782,569
Rydex Variable Trust
    Nova Fund                                      250,843            23,418           45,808            320,069
    OTC Fund                                       186,939             4,131           23,727            214,797
    U.S. Government Money Market Fund              327,523           (73,824)               -            253,699
    Ursa Fund                                      201,133           (18,764)         (14,057)           168,312
    Arktos Fund                                    590,185           (33,885)         (57,436)           498,864
    Juno Fund                                      384,211            (5,587)         (19,732)           358,892
    Sector Rotation Fund                            26,294               115            2,925             29,334
Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund                   1,175,640           180,339          230,213          1,586,192
    Worldwide Emerging Markets Fund                455,134           (15,597)         117,084            556,621
    Levin MidCap Value Fund                            (81)               81                -                  -
    Worldwide Bond Fund                            192,749             3,171           19,391            215,311
    Worldwide Real Estate Fund                   1,096,179            21,975          199,353          1,317,507
Janus Aspen Series
    Growth and Income Portfolio                    151,982               659           16,851            169,492
PIMCO Variable Insurance Trust
    Total Return Portfolio                       5,460,482           115,477           19,980          5,595,939
    Low Duration Portfolio                         568,841               196              (19)           569,018
    High Yield Portfolio                         2,957,826            74,448           92,427          3,124,701
    Real Return Portfolio                        1,287,749            55,284           19,662          1,362,695
                                           ----------------   ---------------  ---------------   ----------------
                                              $211,708,568       $14,568,504      $14,953,682       $241,230,754
                                           ----------------   ---------------  ---------------   ----------------


6.     Financial Highlights

       The Company sells a number of variable annuity insurance products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

       The following table was developed by determining which products offered by the Company have the lowest and highest total return. Only product designs within each portfolio that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options. Investment options no longer available were excluded from the table.

                                                  December 31                            Year Ended December 31
                                  --------------------------------------------   ------------------------------------------------
                                               Unit Fair Value                   Investment  Expense Ratio      Total Return
                                                  Lowest to                       Income       Lowest to         Lowest to
                                    Units          Highest        Net Assets      Ratio*       Highest**         Highest***
                                  ----------- ------------------- ------------   ---------   -------------- ---------------------
Net assets represented by
   Fidelity Variable Insurance Products
    Fund I
    Money Market Portfolio
          2004                       804,804    $9.66 to 13.18     $9,269,544       1.45%        1.40%         -1.55% to .25%
          2003                       620,731     9.85 to 13.39     $8,015,449       1.18%        1.40%        -1.07% to 0.04%
          2002                       918,789    9.95 to 13.53     $11,925,557       1.76%        1.40%        -0.50% to 0.50%
          2001                     1,090,683        13.50         $14,720,110       4.53%        1.40%             2.74%
          2000                       854,558        13.14         $11,227,632       5.32%        1.40%             4.78%

    High Income Portfolio
          2004                       506,702    10.68 to 14.13     $7,080,933       6.63%        1.40%         6.78% to 8.35%
          2003                       353,664    12.57 to 13.18     $4,641,549       6.54%        1.40%        24.18% to 25.56%
          2002                       289,528    10.12 to 10.50     $3,040,364      11.22%        1.40%         1.20% to 2.20%
          2001                       351,995        10.30          $3,624,840      13.53%        1.40%            -12.95%
          2000                       378,755        11.83          $4,481,899       8.02%        1.40%            -23.58%

    Equity-Income Portfolio
          2004                       852,020    10.84 to 27.16    $21,298,544       1.50%        1.40%        8.32% to 10.18%
          2003                       809,226    10.45 to 24.73    $19,428,803      -1.03%        1.40%        26.63% to 28.80%
          2002                       868,601    8.28 to 19.24     $16,582,653       1.82%        1.40%       -18.13% to -16.40%
          2001                     1,009,270        23.50         $23,717,964       1.74%        1.40%             -6.30%
          2000                     1,089,815        25.08         $27,330,870       1.73%        1.40%             6.91%

    Growth Portfolio
          2004                     1,137,280    9.03 to 22.31     $24,015,824       0.26%        1.40%         .42% to 2.15%
          2003                     1,173,818    8.97 to 21.92     $25,313,935       0.27%        1.40%        29.08% to 31.29%
          2002                     1,293,869    7.00 to 16.73     $21,476,304       0.26%        1.40%       -31.10% to -29.40%
          2001                     1,530,764        24.28         $37,169,639       0.08%        1.40%            -18.82%
          2000                     1,792,936        29.91         $53,620,470       0.11%        1.40%            -12.21%

    Overseas Portfolio
          2004                       311,599    10.93 to 16.56     $4,904,688       1.03%        1.40%        10.62 to 12.24%
          2003                       249,161    11.55 to 14.91     $3,687,733       0.77%        1.40%        10.14 to 41.69%
          2002                       267,689    8.26 to 10.55      $2,819,410       0.84%        1.40%       -21.39% to -16.60%
          2001                       305,263        13.42          $4,096,695       5.50%        1.40%            -22.29%
          2000                       346,900        17.27          $5,989,762       1.42%        1.40%            -20.23%

    Midcap Portfolio
          2004                       511,413    12.14 to 15.22     $7,353,232       0.00%        1.40%        21.39% to 23.48%
          2003                       418,199    11.59 to 12.33     $4,864,077       0.36%        1.40%        34.64% to 36.95%
          2002                       394,174     8.48 to 9.00      $3,343,861       0.82%        1.40%       -11.08% to -10.00%
          2001                       274,080         9.54          $2,613,794       0.00%        1.40%             -4.54%
          2000                       123,097         9.99          $1,230,175       0.76%        1.40%             -0.10%

   Fidelity Variable Insurance Products
    Fund II
    Asset Manager Portfolio
          2004                       316,683    10.52 to 18.23     $5,555,667       2.77%        1.40%         2.68% to 4.18%
          2003                       357,542    10.31 to 17.53     $6,119,650       3.69%        1.40%        15.28% to 16.67%
          2002                       392,463    8.99 to 15.07      $5,895,389       4.06%        1.40%       -10.10% to -9.60%
          2001                       443,064        16.75          $7,420,666       4.30%        1.40%             -5.43%
          2000                       523,744        17.71          $9,276,571       3.43%        1.40%             -5.29%

    Investment Grade Bond Portfolio
          2004                       488,769    10.21 to 17.20     $7,927,639       4.18%        1.40%         2.07% to 3.20%
          2003                       502,957    10.99 to 16.72     $8,132,050       5.76%        1.40%         2.81% to 3.95%
          2002                       561,266    10.69 to 16.12     $9,016,171       3.38%        1.40%         6.90% to 8.80%
          2001                       480,240        14.82          $7,115,071       4.40%        1.40%             6.97%
          2000                       340,769        13.85          $4,721,249       6.75%        1.40%             9.66%

    Index 500 Portfolio
          2004                     1,231,078    10.37 to 26.36    $27,086,408       1.21%        1.40%         7.45% to 9.30%
          2003                     1,015,223    9.65 to 24.51     $23,640,567       1.45%        1.40%        24.75% to 26.88%
          2002                     1,076,030    7.82 to 19.36     $20,680,848       1.37%        1.40%       -23.34% to -21.40%
          2001                     1,242,879        25.25         $31,388,343       1.20%        1.40%            -13.33%
          2000                     1,414,775        29.14         $41,228,375       1.05%        1.40%            -10.59%

    Contrafund Portfolio
          2004                     1,026,069    11.38 to 27.94    $23,776,578       0.30%        1.40%        11.36% to 14.07%
          2003                       747,175    11.16 to 24.56    $17,597,218       0.45%        1.40%        24.85% to 26.99%
          2002                       763,960    8.93 to 19.39     $14,723,127       0.88%        1.40%       -10.70% to -9.80%
          2001                       854,454        21.69         $18,536,195       0.80%        1.40%            -13.47%
          2000                       934,830        25.07         $23,439,413       0.34%        1.40%             -7.93%

    Asset Manager: Growth Portfolio
          2004                       170,507    10.23 to 18.31     $3,010,311       2.32%        1.40%         3.48% to 4.63%
          2003                       187,114    10.04 to 17.59     $3,241,029       2.96%        1.40%        20.53% to 21.86%
          2002                       210,741    8.33 to 14.46      $3,042,084       3.00%        1.40%       -16.72% to -16.30%
          2001                       254,141        17.36          $4,412,417       3.01%        1.40%             -8.72%
          2000                       299,570        19.02          $5,696,438       2.22%        1.40%            -13.66%

   Fidelity Variable Insurance Products
    Fund III
    Balanced Portfolio
          2004                       293,813    9.04 to 11.03      $3,892,889       1.94%        1.40%         1.67% to 9.11%
          2003                       437,160    8.28 to 10.59      $3,654,882       2.64%        1.40%       -26.60% to 16.30%
          2002                       267,058    9.02 to 11.29      $3,009,183       3.01%        1.40%        -9.97% to -8.90%
          2001                       269,866        12.54          $3,384,321       3.66%        1.40%             -2.94%
          2000                       275,343        12.92          $3,558,438       3.11%        1.40%             -5.69%

    Growth & Income Portfolio
          2004                       431,209    10.38 to 22.85     $6,339,830       0.86%        1.40%        -0.97% to 4.52%
          2003                       285,527    10.04 to 23.07     $6,345,607       1.19%        1.40%        20.94% to 93.01%
          2002                       473,096    8.30 to 11.95      $5,619,040       1.39%        1.40%       -17.81% to -16.20%
          2001                       521,679        14.54          $7,584,540       1.36%        1.40%            -10.03%
          2000                       557,245        16.16          $9,004,885       1.11%        1.40%             -4.94%

    Growth Opportunities Portfolio
          2004                       310,437    10.39 to 11.16     $3,460,027       0.53%        1.40%         4.72% to 5.88%
          2003                       331,283    10.02 to 10.56     $3,495,447       0.78%        1.40%        26.78% to 28.18%
          2002                       359,336     7.91 to 8.25      $2,962,205       1.10%        1.40%       -22.90% to -20.10%
          2001                       410,847        10.70          $4,396,210       0.39%        1.40%            -15.61%
          2000                       483,155        12.68          $6,127,285       1.37%        1.40%            -18.25%

    Value Strategies Portfolio
          2004                           491    11.13 to 11.15         $5,477       0.00%        1.40%        11.33% to 11.51%

   American Century Variable
    Portfolios, Inc.
    Balanced Portfolio
          2004                       144,647    10.68 to 14.65     $1,956,955       1.52%        1.40%         6.90% to 8.74%
          2003                       127,057    10.48 to 13.54     $1,651,386       2.21%        1.40%        16.34% to 18.33%
          2002                       100,196    8.99 to 11.50      $1,134,803       2.59%        1.40%       -10.80% to -10.00%
          2001                        96,137        12.89          $1,239,385       2.43%        1.40%             -4.93%
          2000                        77,654        13.56          $1,052,664       2.30%        1.40%             -3.97%

    Capital Appreciation Portfolio
          2004                       146,238    9.65 to 13.25      $1,874,949       0.00%        1.40%         4.76% to 6.56%
          2003                       154,400    9.11 to 12.50      $1,900,213       0.00%        1.40%        17.33% to 19.34%
          2002                       175,195    7.89 to 10.52      $1,843,106       0.00%        1.40%       -22.32% to -20.30%
          2001                       205,838        13.54          $2,787,480       0.00%        1.40%            -29.06%
          2000                       219,731        19.09          $4,195,597       0.00%        1.40%             7.49%

    International Portfolio
          2004                       574,030    11.02 to 13.67     $6,909,663       0.37%        1.40%        11.77% to 13.69%
          2003                       282,763    9.93 to 11.43      $3,152,421       0.61%        1.40%        21.11% to 23.19%
          2002                       236,246     8.38 to 9.31      $2,194,937       0.91%        1.40%       -21.46% to -15.80%
          2001                       257,976        11.85          $3,058,129       0.09%        1.40%            -30.19%
          2000                       280,155        16.98          $4,755,934       0.11%        1.40%            -17.97%

    Value Portfolio
          2004                       537,835    11.05 to 19.14     $8,507,010       1.33%        1.40%        8.88% to 13.09%
          2003                       318,778    10.89 to 17.58     $5,235,552      -4.32%        1.40%        25.76% to 27.59%
          2002                       275,011    8.72 to 13.83      $3,780,653       0.93%        1.40%       -13.83% to -11.70%
          2001                       257,059        16.05          $4,125,516       0.86%        1.40%             11.22%
          2000                       151,155        14.43          $2,180,858       1.08%        1.40%             16.46%

    Income and Growth Portfolio
          2004                       160,667    10.88 to 12.48     $1,982,945       1.38%        1.40%        9.90% to 11.51%
          2003                       149,200    10.07 to 11.21     $1,664,473       1.24%        1.40%        26.13% to 27.97%
          2002                       155,113     7.95 to 8.79      $1,360,528       1.12%        1.40%       -20.48% to -19.50%
          2001                       168,659        11.05          $1,864,235       0.87%        1.40%             -9.62%
          2000                       167,671        12.23          $2,051,090       0.51%        1.40%            -11.89%

   Massachusetts Financial Services
    Variable Insurance Trust
    Research Series
          2004                       170,766    10.59 to 11.00     $1,871,359       1.03%        1.40%        13.22% to 14.47%
          2003                       201,579     9.36 to 9.60      $1,934,761       0.61%        1.40%        21.85% to 23.19%
          2002                       232,509     7.68 to 7.81      $1,815,487       0.27%        1.40%       -25.60% to -22.40%
          2001                       243,679        10.50          $2,557,926       0.01%        1.40%            -22.36%
          2000                       216,734        13.52          $2,930,830       5.71%        1.40%             -6.18%

    Emerging Growth Series
          2004                       397,637    9.73 to 10.63      $4,209,271       0.00%        1.40%        10.43% to 11.65%
          2003                       442,493     8.81 to 9.54      $4,210,784       0.00%        1.40%        27.30% to 28.71%
          2002                       485,900     6.92 to 7.43      $3,607,932       0.00%        1.40%       -34.70% to -30.10%
          2001                       612,055        11.38          $6,963,943       0.00%        1.40%            -34.42%
          2000                       627,082        17.35         $10,880,096       6.39%        1.40%            -20.74%

    Investors Trust Series
          2004                        97,695    10.21 to 10.65       $999,679       0.60%        1.40%        8.86% to 10.07%
          2003                       103,106     9.30 to 9.67        $960,505       0.61%        1.40%        19.37% to 20.68%
          2002                       104,280         7.72            $805,128       0.54%        1.40%            -22.08%
          2001                       111,749         9.91          $1,107,132       0.62%        1.40%            -17.16%
          2000                        87,928        11.96          $1,051,267       1.08%        1.40%             -1.48%

    New Discovery Series
          2004                       243,439    9.38 to 18.63      $4,112,196       0.00%        1.40%         4.05% to 5.20%
          2003                       230,657    9.06 to 17.74      $3,800,017       0.00%        1.40%        30.73% to 32.17%
          2002                       191,827    6.97 to 13.45      $2,575,428       0.00%        1.40%       -32.61% to -30.30%
          2001                       196,868        19.96          $3,929,335       0.00%        1.40%             -6.38%
          2000                       181,758        21.32          $3,874,269       1.34%        1.40%             -3.35%

   Lord Abbett Series Fund, Inc.
    VC Growth & Income Portfolio
          2004                       463,256    11.00 to 16.06     $6,785,235       0.91%        1.40%        10.36% to 11.59%
          2003                       338,512    10.42 to 14.47     $4,795,295       0.65%        1.40%        29.12% to 30.55%
          2002                       331,907    8.11 to 11.20      $3,705,477       0.54%        1.40%       -19.21% to -18.00%
          2001                       312,567        13.86          $4,333,042       0.62%        1.40%             -8.01%
          2000                       177,087        15.07          $2,668,710       1.08%        1.40%             14.25%

    VC Mid-Cap Value Portfolio
          2004                       701,769    11.92 to 21.78    $12,518,427       0.35%        1.40%        19.95% to 22.56%
          2003                       367,886    11.15 to 18.00     $6,333,734       1.61%        1.40%        22.18% to 24.28%
          2002                       327,453    9.10 to 14.64      $4,778,242       0.57%        1.40%       -11.02% to -7.80%
          2001                       286,189        16.45          $4,708,859       0.43%        1.40%             6.57%
          2000                       122,941        15.44          $1,898,823       1.48%        1.40%             50.19%

    VC International Portfolio
          2004                        64,960    8.95 to 14.36        $667,361       0.15%        1.40%        17.54% to 20.77%
          2003                        38,428    7.41 to 12.02        $312,400       1.71%        1.40%        38.96% to 41.34%
          2002                        31,302     8.54 to 9.16        $166,638       0.96%        1.40%       -18.90% to -14.60%
          2001                        31,399         6.56            $205,975       0.18%        1.40%            -27.59%
          2000                        26,139         9.06            $236,731       5.15%        1.40%            -29.60%

   Alger American Fund
    Growth Portfolio
          2004                       433,510    6.63 to 13.13      $3,435,637       0.00%        1.40%         2.99% to 6.81%
          2003                       290,474     6.21 to 9.31      $1,959,549       0.00%        1.40%        32.42% to 33.88%
          2002                       163,085     4.66 to 6.96        $771,430       0.03%        1.40%       -33.91% to -30.40%
          2001                       194,922         7.05          $1,374,366       0.37%        1.40%            -13.06%
          2000                        21,814         8.11            $176,907       0.00%        1.40%            -18.90%

    MidCap Growth Portfolio
          2004                       425,748    9.09 to 15.36      $4,209,562       0.00%        1.40%        10.36% to 12.10%
          2003                       354,611    8.11 to 10.66      $2,972,166       0.00%        1.40%        44.80% to 46.40%
          2002                       167,404     5.56 to 7.28        $935,814       0.00%        1.40%       -30.56% to -27.20%
          2001                       147,826         8.01          $1,183,607       0.00%        1.40%             -7.86%
          2000                        28,748         8.69            $249,753       0.00%        1.40%            -13.10%

    Leveraged AllCap Portfolio
          2004                       423,655    5.75 to 10.24      $2,713,011       0.00%        1.40%         5.62% to 7.16%
          2003                       491,299     5.39 to 9.15      $2,811,775       0.00%        1.40%        31.53% to 33.45%
          2002                       400,307     4.05 to 6.85      $1,631,790       0.01%        1.40%       -34.90% to -31.50%
          2001                       293,506         6.22          $1,826,061       0.00%        1.40%            -17.16%
          2000                        56,253         7.51            $422,236       0.00%        1.40%            -24.90%

    Small Capitalization Portfolio
          2004                       248,749    6.51 to 12.26      $1,934,269       0.00%        1.40%        13.51% to 15.42%
          2003                       217,497    5.64 to 10.62      $1,410,934       0.00%        1.40%        38.63% to 41.00%
          2002                        65,579     4.02 to 7.53        $270,449       0.00%        1.40%       -27.23% to -24.70%
          2001                        25,597         5.52            $141,402       0.05%        1.40%            -30.51%
          2000                         1,874         7.95             $14,901       0.00%        1.40%            -20.50%

   Calvert Variable Series, Inc.
    Social Small Cap Growth Portfolio
          2004                        30,956    10.48 to 10.83       $332,424       0.00%        1.40%         8.10% to 9.41%
          2003                         6,583     9.73 to 9.90         $65,030       2.42%        1.40%        36.75% to 38.26%
          2002                            20         7.15                $146       6.85%        1.40%            -28.50%

    Social MidCap Growth Portfolio
          2004                         5,460    10.70 to 11.05        $59,589       0.00%        1.40%         7.00% to 8.30%
          2003                           545    9.33 to 10.20          $5,524       0.00%        1.40%        29.01% to 30.43%

    Social Equity Growth Portfolio
          2004                         5,295    10.84 to 11.02        $57,708       0.13%        1.40%         5.51% to 6.14%
          2003                           521    10.34 to 10.38         $5,406       0.04%        1.40%        20.72% to 21.02%

   AIM Variable Insurance Funds
    Technology Fund
          2004                        17,918     9.47 to 9.99        $172,341       0.00%        1.40%         2.50% to 3.64%
          2003                         7,213     9.24 to 9.41         $67,333       0.00%        1.40%        42.35% to 43.92%
          2002                         1,314     6.49 to 6.54          $8,530       0.00%        1.40%       -35.10% to -34.60%

    Utilities Fund
          2004                        57,462    11.80 to 12.16       $693,638       3.36%        1.40%        21.04% to 22.39%
          2003                        20,520     9.83 to 9.93        $202,674       1.85%        1.40%        15.67% to 16.36%
          2002                         1,995         8.50             $16,989       1.05%        1.40%            -15.00%

    Financial Services Fund
          2004                        55,098    10.32 to 11.85       $633,789       0.80%        1.40%         6.09% to 7.65%
          2003                        46,512    10.68 to 11.01       $500,730       0.52%        1.40%        26.95% to 28.36%
          2002                        20,988     8.36 to 8.57        $175,773       1.31%        1.40%       -16.40% to -14.30%

    Health Sciences Fund
          2004                        88,390    10.14 to 10.85       $946,167       0.00%        1.40%         5.01% to 6.55%
          2003                        51,706    9.75 to 10.24        $524,042       0.00%        1.40%        25.19% to 26.58%
          2002                        13,434     7.79 to 8.13        $108,413       0.00%        1.40%       -22.10% to -18.70%

   LEVCO Series Trust
    Equity Value Fund
          2004                           207        $10.46             $2,169       1.65%        1.40%             12.15%
          2003                           208        $9.35              $1,944       1.79%        1.40%             25.54%
          2002                           585     7.36 to 7.40          $4,305       0.00%        1.40%       -26.40% to -26.00%

   J.P. Morgan Series Trust II
    Bond Portfolio
          2004                       140,047    10.22 to 11.25     $1,543,797       2.43%        1.40%         1.81% to 3.30%
          2003                        30,003    10.68 to 10.89       $325,639       0.41%        1.40%         1.61% to 2.74%
          2002                         1,978    10.55 to 10.60        $20,971       0.00%        1.40%         5.50% to 6.00%

    Small Company Portfolio
          2004                        61,538    12.36 to 16.62       $782,569       0.00%        1.40%        23.84% to 25.96%
          2003                         6,850    9.83 to 10.27         $70,024       0.00%        1.40%        32.43% to 34.69%
          2002                           483         7.59              $3,671       0.00%        1.40%            -24.10%

   Rydex Variable Trust
    Nova Fund
          2004                        29,486    10.59 to 10.90       $320,069       0.06%        1.40%        12.29% to 13.54%
          2003                        18,786     9.50 to 9.60        $180,338       0.00%        1.40%        37.05% to 37.88%
          2002                           345         6.97              $2,402       0.00%        1.40%            -30.30%

    OTC Fund
          2004                        18,438    10.67 to 11.88       $214,797       0.00%        1.40%        -2.18% to 8.31%
          2003                         5,611    10.81 to 10.97        $61,229       0.00%        1.40%        42.83% to 44.04%
          2002                           313     7.59 to 7.61          $2,383       0.00%        1.40%       -23.80% to -24.10%

    U.S. Gov't Money Market Fund
          2004                        26,378     9.52 to 9.80        $253,699       0.01%        1.40%        -1.80% to -0.71%
          2003                     1,003,060     9.69 to 9.88      $9,803,585       0.00%        1.40%        -0.93% to -2.02%
          2002                       128,887     9.89 to 9.93      $1,281,208       0.04%        1.40%        -0.70% to -1.10%

    Ursa Fund
          2004                        21,808     7.65 to 9.10        $168,312       0.00%        1.40%       -11.59% to -11.06%
          2003                         4,840     8.66 to 8.74         $42,136       0.00%        1.40%       -24.75% to -24.37%

    Arktos Fund
          2004                        83,506     5.92 to 6.02        $498,864       0.00%        1.40%       -13.19% to -12.67%
          2003                         4,752     6.83 to 6.89         $32,595       0.19%        1.40%       -38.27% to -37.96%

    Juno Fund
          2004                        40,064     8.83 to 8.97        $358,892       1.19%        1.40%       -11.67% to -10.25%

    Sector Rotation Fund
          2004                         2,592    11.30 to 11.34        $29,334       0.00%        1.40%        13.02% to 13.39%

   Van Eck Worldwide Insurance Trust
    Worldwide Hard Assets Fund
          2004                        99,218    12.45 to 16.61     $1,586,192       0.22%        1.40%        21.46% to 22.80%
          2003                        28,092    11.00 to 13.52       $367,790       0.11%        1.40%        42.14% to 43.71%
          2002                         4,743     8.53 to 9.41         $40,460       0.00%        1.40%       -14.70% to -5.90%

    Worldwide Emerging Markets Fund
          2004                        35,114    12.10 to 16.04       $556,621       0.19%        1.40%        23.33% to 24.70%
          2003                         6,647    12.71 to 12.86        $85,231       0.83%        1.40%        51.07% to 52.73%
          2002                        15,809     8.39 to 8.41        $132,276       0.00%        1.40%       -16.30% to -15.90%

    Worldwide Bond Fund
          2004                        16,272    10.78 to 13.37       $215,311       3.08%        1.40%         6.93% to 8.12%
          2003                         3,943    12.20 to 12.37        $48,670       0.00%        1.40%        15.77% to 17.05%

    Worldwide Real Estate Fund
          2004                        72,114    12.65 to 18.44     $1,317,507       0.41%        1.40%        33.44% to 34.92%
          2003                        11,826    13.50 to 13.67       $161,110       0.00%        1.40%        31.77% to 33.23%

   Janus Aspen Series
    Growth and Income Portfolio
          2004                        12,798    10.88 to 13.35       $169,492       0.90%        1.40%        9.66% to 10.88%
          2003                         2,291    11.96 to 12.03        $27,500       0.52%        1.40%        19.57% to 20.36%

   PIMCO Variable Insurance Trust
    Total Return Portfolio
          2004                       536,842    10.27 to 10.53     $5,595,939       1.90%        1.40%         2.39% to 3.89%
          2003                       116,653    10.06 to 10.13     $1,179,472       3.59%        1.40%         0.58% to 1.32%

    Low Duration Portfolio
          2004                        57,054    9.90 to 10.09        $569,018       1.79%        1.40%         -0.22% to .88%
          2003                        12,373    9.92 to 10.00        $123,317       0.67%        1.40%        -0.76% to -0.03%

    High Yield Portfolio
          2004                       268,133    10.76 to 11.83     $3,124,701       5.13%        1.40%         5.18% to 8.50%
          2003                       214,024    10.82 to 10.90     $2,328,621       1.93%        1.40%         8.22% to 9.01%

    Real Return Portfolio
          2004                       121,145    10.59 to 11.34     $1,362,695       1.20%        1.40%         6.70% to 7.88%
          2003                        35,875    10.46 to 10.50       $375,938       2.62%        1.40%         4.32% to 5.09%



* The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the portfolio, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income is affected by the timing of the declaration of dividends.

** The Expense Ratio represents the annualized contract expenses of each portfolio within the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** The Total Return is calculated as the change in the unit value of the underlying portfolio, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For newly introduced portfolios, the total return for the first year is calculated as the percentage change from inception to the end of the period.

NOTE: The product group 1.40 on the face of each Statement of Assets & Liabilities is comprised of multiple products originating at differing times, resulting in different unit values for that particular expense ratio category. Unit values for that product group on the Statements of Assets & Liabilities represent weighted averages for all products in that group. The unit value ranges in Note 6 above reflect each of the product group 1.40 products.

                                     Part C

                                OTHER INFORMATION

 Item 24.

(a)  Financial Statements


Financial statements will be included in the Pre-Effective Amendment filing


(b)  Exhibits:



     (1)  Resolution of the Board of Directors of Midland National Life
          Insurance Company authorizing establishment of Separate Account C (1)


     (2)  Not Applicable


     (3)  (a) Principal Underwriting Agreement between Midland National Life Insurance Company and Sammons Securities (2)

          (b) Registered Representative Contract  (1)

     (4)  (a)Form of Flexible Premium Deferred Variable Annuity Contract (6) (b)
          Form of the Extra Credit Rider (6) (c) Form of the Estate Planning
          Rider (5) (d) Form of the Shortened CDSC Rider (6) (e) Form of the
          Five for Life Plus Rider (6) (f) Form of the GMDB Plus Rider (6) (g)
          Form of the GMIB Plus Rider (6) (h) Form of the Waiver of Surrender
          Charges for Nursing Home Confinement Rider (5)

     (5)  (a)Form of Application for Flexible Premium Deferred Variable Annuity Contract (2)

     (6)  (a)Articles of Incorporation of Midland National Life Insurance Company (1)

          (b) By-laws of Midland National Life Insurance Company  (1)

     (7)  Not Applicable

     (8)  (a) Form of Participation Agreement between Midland National Life Insurance Company and American Century
              Investment Services Inc. (1)


          (b) Form of Participation Agreement between Midland National Life Insurance Company and Rydex Global Advisors (3)

          (c) Amendment to Participation Agreement between Midland National Life Insurance Company and Rydex Global
              Advisors (4)

          (d) Form of Participation Agreement between Midland National Life Insurance Company and Credit Suisse Asset
              Management, LLC (7)

          (e) Form of Participation Agreement between Midland National Life Insurance Company and The Dreyfus Corporation (7)

          (f) Form of Participation Agreement between Midland National Life Insurance Company and Rafferty Asset
              Management, LLC (7)

          (g) Amendment to Participation Agreement between Midland National Life Insurance Company and Rydex Investments
              (7)

          (h) Form of Participation Agreement between Midland National Life Insurance Company and Van Kampen Asset
              Management (8)

          (i) Form of Participation Agreement between Midland National Life Insurance Company and Morgan Stanley Investment
              Management, Inc. (7)

     (9)  Opinion and Consent of Counsel (7)

     (10) (a) Consent of Counsel (7)
          (b) Consent of Independent Auditors (7)


     (11) Not Applicable

     (12) Not Applicable


     (13) Performance Data Calculations  (3)


----------------------


(1)   Incorporated herein by reference to Post-Effective Amendment No. 6 on April 30, 1998 for Form N-4 (File number 33-64016).

(2)   Incorporated herein by reference to Post-Effective Amendment No. 1 on April 22, 2002 for Form N-4 (File 333-71800).

(3)   Incorporated herein by reference to Post-Effective Amendment No. 5 on April 28, 2003 for Form N-4 (File 333-71800).

(4)   Incorporated herein by reference to Post-Effective Amendment No. 1 on April 28, 2004 for Form N-4 (File 333-108437)

(5)   Incorporated herein by reference to Post-Effective Amendment No. 7 on June 23, 2005 for Form N-4 (File 333-71800)

(6)   Incorporated herein by reference to Initial Filing on October 7, 2005 for Form N-4 (333-128910)

(7)   Filed herewith

(8)   To be filed by amendment


Item 25. Directors and Officers of the Depositor

---------------------------------------------------------------------- -----------------------------------------------------
Name and Principal Business Address*                                   Position and Offices with Depositor
---------------------------------------------------------------------- -----------------------------------------------------
Steven C. Palmitier..............................................      President and Chief Operating Officer - Director
---------------------------------------------------------------------- -----------------------------------------------------
Stephen P. Horvat, Jr***......................................         Senior Vice President and Chief Legal Officer -
                                                                       Director
---------------------------------------------------------------------- -----------------------------------------------------
Donald J. Iverson.............................................         Senor Vice President and Corporate Actuary -
                                                                       Director
---------------------------------------------------------------------- -----------------------------------------------------
Melody Jensen.................................................         Vice President, General Counsel and Secretary
---------------------------------------------------------------------- -----------------------------------------------------
Jon P. Newsome**..............................................         Executive Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Thomas M. Meyer...............................................         Senior Vice President and Chief Financial Officer
---------------------------------------------------------------------- -----------------------------------------------------
Gary J. Gaspar***................................................      Senior Vice President and Chief Information Officer
---------------------------------------------------------------------- -----------------------------------------------------
Esfandyar Dinshaw**..............................................      Executive Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Gary W. Helder...................................................      Vice President, Policy Administration
---------------------------------------------------------------------- -----------------------------------------------------
Robert W. Buchanan...............................................      Vice President, New Business
---------------------------------------------------------------------- -----------------------------------------------------
Timothy A. Reuer.................................................      Vice President, Product Development
---------------------------------------------------------------------- -----------------------------------------------------
Robert Tekolste**................................................      Senior Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Meg J. Taylor***.................................................      Vice President and Chief Compliance Officer
---------------------------------------------------------------------- -----------------------------------------------------
Tracy Michels***.................................................      Assistant Vice President and Deputy Compliance
                                                                       Officer
---------------------------------------------------------------------- -----------------------------------------------------
Kevin Bachmann...................................................      Senior Vice President, Sales, and Chief Marketing
                                                                       Officer
---------------------------------------------------------------------- -----------------------------------------------------
Gregory Helms....................................................      2nd Vice President, Policy Administration
---------------------------------------------------------------------- -----------------------------------------------------
Cindy Reed**.....................................................      Vice President and Chief Marketing Officer,
                                                                       Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Ron Markway**....................................................      2nd Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Michael Yanacheak**..............................................      2nd Assistant Vice President, Product
                                                                       Development, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
Lance Larsen**...................................................      Assistant Vice President, Annuity Division
---------------------------------------------------------------------- -----------------------------------------------------
 *   Unless noted otherwise, the principal business address for each officer and director is One Midland Plaza, Sioux Falls, SD 57193-9991
**   Annuity Division, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266
*** 525 W. Van Buren, Chicago, IL 60607

Item 26.

Persons Controlled by or Under Common Control With the Depositor.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc.  The
Registrant is a segregated asset account of Midland.  Sammons Enterprises, Inc. is owned by The Charles A. Sammons 1987
Charitable Remainder Trust Number Two.  Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI) are:

  ----------------------------------------------------------- --------------------------- --------------------------
                                                                                              Percent Of Voting
  Name                                                        Jurisdiction                    Securities Owned
  ----------------------------------------------------------- --------------------------- --------------------------
     Sammons Communications, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Communication of Pennsylvania, Inc.
     Sammons Communications of Pennsylvania, Inc.
     merged into Sammons Communications, Inc. as of           Delaware                              100%
     12/31/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Consolidated Investment Services, Inc. (CISI)               Nevada                                100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Richmond Holding Company, LLC                               Delaware                           5% by CISI
                                                                                                 95% by SEI
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Financial Group, Inc. (SFG)                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Midland National Life Insurance Company                     Iowa                                  100%
  ----------------------------------------------------------- --------------------------- --------------------------
  North American Company for Life and Health Insurance
  (NACOLAH)                                                   Illinois                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  North American Company for Life and Health Insurance                                              100%
  of New York                                                 New York
  ----------------------------------------------------------- --------------------------- --------------------------
  NACOLAH Ventures, L.L.C.                                    Delaware                         99% by NACOLAH
                                                                                                  1% by SFG
  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Holdings, Inc.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Parkway Mortgage, Inc.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  CH Holdings, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Corporation                                         Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Otter, Inc.                                                 Oklahoma                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Cathedral Hill Hotel, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Power Development, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Gila Bend Power Partners,  L.L.C.                           Delaware                               50%
  ----------------------------------------------------------- --------------------------- --------------------------
  Mountain Valley Spring Company
     Asset sale on 4/23/2004
     Corporate name changed to H2O Distribution, Inc. as      Arkansas                              100%
     of 4/26/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Water Lines, Inc.
     Asset sale on 4/23/2004
     Corporate name changed to H2O Transportation, Inc.
     as of 4/26/2004                                          Arkansas                              100%
     H2O Transportation, Inc., merged into H2O
     Distribution, Inc. as of 12/31/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Distribution Holdings, Inc.                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons VSC, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Vinson Supply (UK) LTD.                                     United Kingdom                         50%
     Voluntarily dissolved (in the UK) as of 4/20/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  Mylon C. Jacobs Supply Co.                                  Oklahoma                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons CTP, Inc.                                           Pennsylvania                          100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons VPC, Inc.                                           Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Tie Investors, LLC                                          Texas                                  75%
     Name changed to Opus 5949 LLC as of 1/25/2005
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Distribution, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons BW, Inc.                                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  TMIS, Inc.                                                  Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  B-W Mex, Inc.                                               Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Abastecedora de Services Industriales y Productos S.A.                                      99.9% by Sammons
  de C.V.  (ASPI)                                                                                 BW, Inc.
                                                              Mexico                          0.01% TMIS, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Sealing Specialists of Texas, Inc.                          Texas                                 100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs ITD Corp.                                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment Trust                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment Mexico, Inc.                               Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Montecargas Yale de Mexico S. A. de C.V. (YALESA)                                             99% by Briggs
                                                                                               Equipment Trust
                                                              Mexico                            1% by Briggs
                                                                                           Equipment Mexico, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Equipment S.A. de C.V. (BESA)                                                          99% by Briggs
                                                                                               Equipment Trust
                                                              Mexico                            1% by Briggs
                                                                                           Equipment Mexico, Inc.
  ----------------------------------------------------------- --------------------------- --------------------------
  Briggs Construction Equipment, Inc.                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark LP, Inc.                                          Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Crestpark Holding, Inc.                                     Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Venture Properties, Inc.                            Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Realty Corporation                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Legacy Venture GP, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Legacy Venture LP, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Income Properties, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Eiger Venture, Inc.                                 Delaware                              100%
      Voluntarily dissolved as of 7/1/2004
  ----------------------------------------------------------- --------------------------- --------------------------
  GBH Venture Co., Inc.                                       Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Grand Bahama Hotel Co.                                      Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Jack Tar Grand Bahama Limited                               Bahamas                               100%
  ----------------------------------------------------------- --------------------------- --------------------------
  The Grove Park Inn Resort, Inc.                             Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Tours, Inc.                                         Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Securities, Inc.                                    Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sammons Securities Company, L.L.C.                          Delaware                               50%
  ----------------------------------------------------------- --------------------------- --------------------------
  Herakles Investments, Inc.                                  Delaware                              100%
  ----------------------------------------------------------- --------------------------- --------------------------
  Sponsor Investments, L.L.C.                                 Texas                                  75%
  ----------------------------------------------------------- --------------------------- --------------------------
  SG Reliant Investors, LLC                                   Delaware                               80%
  ----------------------------------------------------------- --------------------------- --------------------------


Item 27. Number of Contract Owners
As of the date of this filing, no contracts have been sold..

Item 28. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law.
This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.


Item 29a. Relationship of Principal Underwriter to Other Investment Companies
In addition to Midland National Life Separate Account C, Sammons Securities
Company LLC, the principal underwriter of the Registrant, is also the principal underwriter for flexible premium variable life insurance contracts issued through Midland National Life Separate Account A and North American Separate
Account VUL I and flexible premium variable annuity contracts issued through North American Separate Account VAI.

Item 29b. Principal Underwriters

The directors and principal officers of Sammons Securities Company LLC are as follows:

                  ----------------------------------------------- ------------------------------------------
                  Name and Principal                              Positions and Offices with
                  Business Address*                               Sammons Securities Company, LLC
                  ----------------------------------------------- ------------------------------------------
                  Steve Palmitier                                 President
                  One Midland Plaza,
                  Sioux Falls, SD 57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Jerome S. Rydell                                Chairman
                  ----------------------------------------------- ------------------------------------------
                  Michael Masterson                               Vice-Chairman
                  525 West Van Buren
                  Chicago, IL  60607
                  ----------------------------------------------- ------------------------------------------
                  Michael J. Brooks                               Vice-President
                  ----------------------------------------------- ------------------------------------------
                  Kevin Bachmann                                  Chief Marketing Officer
                  One Midland Plaza
                  Sioux Falls, SD  57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Lisa S. Hoyne                                   Vice-President
                  One Midland Plaza,
                  Sioux Falls, SD 57193-9991
                  ----------------------------------------------- ------------------------------------------
                  Brandon D. Rydell                               Vice-President

                  ----------------------------------------------- ------------------------------------------
*  Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is:  4261 Park Road,
   Ann Arbor MI  48103.

Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant with respect to these Contracts during the Registrant's last fiscal year:

---------------------------- -------------------------- ------------------------ --------------------- ---------------------
            (1)                         (2)                       (3)                    (4)                   (5)
                                 Net Underwriting
     Name of Principal             Discounts and           Compensation on            Brokerage               Other
                                                                          -
        Underwriter                 Commissions               Redemption             Commissions          Compensation*
---------------------------- -------------------------- ------------------------ --------------------- ---------------------
    Sammons Securities                   0                         0                      0                     0
       Company, LLC
---------------------------- -------------------------- ------------------------ --------------------- ---------------------
* Represents an underwriting fee paid to Sammons Securities Company for all of
Midland Nationals variable annuity contracts under Separate Account C. In exchange for the underwriting fee, Sammons Securities Company provides various administrative services. Examples of the services provided include registered representative training sessions, tracking and notification firm element training, attendance at Annual Compliance Meetings, and continuing education required by the NASD to maintain licensing for all affiliated registered representatives licensed with Midland National.
 Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company
Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at 4601 Westown Parkway, Suite 300, West
Des Moines, IA 50266 and 525 West Van Buren, Chicago, IL 60607.

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional
Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November
28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.


                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment
Company Act of 1940, the Registrant, Midland National Life Separate Account C has duly caused this Pre-Effective Amendment to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 17th day of January, 2006.



                                                                     MIDLAND NATIONAL LIFE
                                                                     SEPARATE ACCOUNT C (REGISTRANT)

     Attest:  /s/                                           By:  /s/*
             -------------------------------------------    ----------------------------------
                                                            Michael M. Masterson
                                                            Chairman of the Board

                                                            By:  MIDLAND NATIONAL LIFE
                                                                 INSURANCE COMPANY (DEPOSITOR)

     Attest:  /s/                                           By:            /s/   *
             -----------------------------------------------     ------------------------------
                                                                          Michael M. Masterson
                                                                          Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

                       Signatures                              Title

/s/  *                                         Chairman of the Board of Directors,
----------------------------------------------   Director, Chief Executive Officer
      MICHAEL M. MASTERSON                         (Principal Executive Officer)


/s/  *                                         Senior Vice President, Chief Financial Officer
----------------------------------------------   (Principal Financial Officer), Director
      THOMAS M. MEYER

/s/  *                                         Senior Vice President, Director
----------------------------------------------
      JOHN J. CRAIG, II

/s/  *                                         President and Chief Operating Officer, Director
-----------------------------------------------
      STEVEN C. PALMITIER

/s/  *                                         Director, Senior Vice President,
-----------------------------------------------  Corporate Actuary
      DONALD J. IVERSON

/s/  *                                         Director, Senior Vice President-Legal
-----------------------------------------------
      STEPHEN P. HORVAT, JR.

/s/  *                                         Director, Chief Executive Officer, President
-----------------------------------------------  of Sammons
      ROBERT W. KORBA



*By:  /s/_______________________________________                 Date:    January 17, 2006
                                                                 ------------------------------

                   Therese M. Michels
                    Attorney-in-Fact
                   Pursuant to Power of Attorney

                                Registration No.


                    333-128910 Pre-Effective Amendment No. 1




--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                    MINDLAND NAITONAL LIFE SEPARATE ACCOUNT C

                                       AND

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY



--------------------------------------------------------------------------------

                                  EXHIBIT INDEX



---------------------------- -----------------------------------------------------------------------------------------------
     Item                         Exhibit
---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(8)(d)                  Form of Participation Agreement - Credit Suisse Asset Management, LLC

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(8)(e)                  Form of Participation Agreement - The Dreyfus Corporation

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(8)(f)                  Form of Participation Agreement - Rafferty Asset Management, LLC

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(8)(g)                  Form of Amendment to Participation Agreement - Rydex Investment

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(8)(h)                  Form of Participation Agreement - Van Kampen Asset Management

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(8)(i)                  Form of Participation Agreement - Morgan Stanley Investment Management, Inc.

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(9)                     Opinion and Consent of General Counsel

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(10)(a)                 Consent of  Counsel

---------------------------- -----------------------------------------------------------------------------------------------

     24(b)(10)(b)                 Consent of Independent Auditor

---------------------------- -----------------------------------------------------------------------------------------------
                                  Power of Attorney
---------------------------- -----------------------------------------------------------------------------------------------

Exhibit 24(b)(8)(d)
                             PARTICIPATION AGREEMENT
                                  By and Among
                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                       And
                               CREDIT SUISSE TRUST
                                       And
                       CREDIT SUISSE ASSET MANAGEMENT, LLC
                                       And
                 CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.


          THIS AGREEMENT, made and entered into this day of _____________, 2___, by and among Midland National Life Insurance Company organized under the laws of Iowa (the "Company"), on its own behalf and on behalf of each separate account of the Company named in Schedule 1 to this Agreement as may be amended from time to time (each account referred to as the "Account"), Credit Suisse Trust, an open-end management investment company and business trust organized under the laws of the Commonwealth of Massachusetts (the "Fund"); Credit Suisse Asset Management, LLC a limited liability company organized under the laws of the State of Delaware (the "Adviser"); and Credit Suisse Asset Management Securities, Inc., a corporation organized under the laws of the State of New York ("CSAMSI").

          WHEREAS, the Fund engages in business as an open-end management investment company and was established for the purpose of serving as the investment vehicle for separate accounts established for variable life insurance contracts and variable annuity contracts to be offered by insurance companies that have entered into participation agreements similar to this Agreement (the "Participating Insurance Companies"), and

          WHEREAS, beneficial interests in the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets (the "Portfolios"); and

          WHEREAS, the Fund has received an order from the Securities and Exchange Commission (the "SEC") granting Participating Insurance Companies and variable annuity separate accounts and variable life insurance separate accounts relief from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity separate accounts and variable life insurance separate accounts of both affiliated and unaffiliated Participating Insurance Companies and qualified pension and retirement plans outside of the separate account context (the "Mixed and Shared Funding Exemptive Order"). The parties to this Agreement agree that the conditions or undertakings specified in the Mixed and Shared Funding Exemptive Order and that may be imposed on the Company, the Fund, the Adviser and/or CSAMSI by virtue of the receipt of such order by the SEC will be incorporated herein by reference, and such parties agree to comply with such conditions and undertakings to the extent applicable to each such party; and

          WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (the "1933 Act"); and

          WHEREAS, the Company has registered or will register (unless registration is not required under applicable law) certain variable annuity or variable life contracts (the "Contracts") under the 1933 Act; and

          WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company under the insurance laws of Iowa, to set aside and invest assets attributable to the Contracts; and

          WHEREAS, the Company has registered the Account as a unit investment trust under the 1940 Act or alternatively, relies on an exclusion or exception from registration under the 1940 Act; and

          WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940; and

          WHEREAS, CSAMSI, the Fund's distributor, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 (the "1934 Act") and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"); and

          WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares of the Portfolios named in
Schedule 2, as such schedule may be amended from time to time (the "Designated Portfolios"), on behalf of the Account to fund the Contracts, and the Fund is authorized to sell such shares to unit investment trusts such as the Account at net asset value;

          NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund, the Adviser and CSAMSI agree as follows:

          ARTICLE I.  Sale of Fund Shares

1.1. The Fund agrees to sell to the Company those shares of the Designated Portfolios that each Account orders, executing such orders on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its designee of the order for the shares of the Fund. For purposes of this
Section 1.1, the Company will be the designee of the Fund for receipt of such orders from each Account and receipt by such designee will constitute receipt by the Fund; provided that the Fund receives notice of such order by 9:00 a.m. Eastern Time on the next following Business Day ("T+1"). "Business Day" will mean any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC.

1.2. The Company will pay for Fund shares on T+1 in each case that an order to purchase Fund shares is made in accordance with Section 1.1 above. Payment will be in federal funds transmitted by wire. This wire transfer will be initiated by 12:00 p.m. Eastern Time.

1.3. The Fund agrees to make shares of the Designated Portfolios available indefinitely for purchase at the applicable net asset value per share by Participating Insurance Companies and their separate accounts on those days on which the Fund calculates its Designated Portfolio net asset value pursuant to rules of the SEC and the Fund shall use reasonable efforts to calculate such net asset value on each day the NYSE is open for trading; provided, however, that the Fund, the Adviser or CSAMSI may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in its or their sole discretion acting in good faith, in the best interests of the shareholders of such Portfolio.

1.4. On each Business Day on which the Fund calculates its net asset value, the Company will aggregate and calculate the net purchase or redemption orders for each Account maintained by the Fund in which contract owner assets are invested. Net orders will only reflect orders that the Company has received prior to the close of regular trading on the NYSE (currently 4:00 p.m., Eastern Time) on that Business Day. Orders that the Company has received after the close of regular trading on the NYSE will be treated as though received on the next Business Day. Each communication of orders by the Company will constitute a representation that such orders were received by it prior to the close of regular trading on the NYSE on the Business Day on which the purchase or redemption order is priced in accordance with Rule 22c-1 under the 1940 Act. Other procedures relating to the handling of orders will be in accordance with the prospectus and statement of information of the relevant Designated Portfolio or with oral or written instructions that CSAMSI or the Fund will forward to the Company from time to time.

1.5. The Fund agrees that shares of the Fund will be sold only to Participating Insurance Companies and their separate accounts, qualified pension and retirement plans or such other persons as are permitted under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and regulations promulgated thereunder, the sale to which will not impair the tax treatment currently afforded the Contracts. No shares of any Portfolio will be sold to the general public except as set forth in this Section 1.5.

1.6. The Fund agrees to redeem for cash, upon the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its designee of the request for redemption. For purposes of this
Section 1.6, the Company will be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee will constitute receipt by the Fund, provided the Fund receives notice of request for redemption by 9:00 a.m. Eastern Time on the next following Business Day. Payment will be in federal funds transmitted by wire to the Company's account as designated by the Company in writing from time to time, on the same Business Day the Fund receives notice of the redemption order from the Company. The Fund reserves the right to delay payment of redemption proceeds, but in no event may such payment be delayed longer than the period permitted by the 1940 Act. The Fund will not bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds; the Company alone will be responsible for such action. If notification of redemption is received after 10:00 a.m. Eastern Time, payment for redeemed shares will be made on the next following Business Day.

1.7. The Company agrees to purchase and redeem the shares of the Designated Portfolios offered by the then current prospectus of the Fund in accordance with the provisions of such prospectus.

1.8. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Purchase and redemption orders for Fund shares will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

1.9. The Fund will furnish notice to the Company of the payment of any income, dividends or capital gain distributions payable on each Designated Portfolio's shares. The Company hereby elects to receive all such dividends and distributions as are payable on the Designated Portfolio shares in the form of additional shares of that Designated Portfolio. The Fund will notify the Company of the number of shares so issued as payment of such dividends and distributions. The Company reserves the right to revoke this election upon reasonable prior notice to the Fund and to receive all such dividends and distributions in cash.

1.10. The Fund will make the net asset value per share for each Designated Portfolio available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated and will use its best efforts to make such net asset value per share available by 6:00 p.m., Eastern Time, but in no event later than 7:00 p.m., Eastern Time, each Business Day.

1.11. In the event adjustments are required to correct any error in the computation of the net asset value of the Fund's shares, the Fund or CSAMSI will notify the Company as soon as practicable after discovering the need for those adjustments. Any such notice will state for each day for which an error occurred the incorrect price, the correct price and, to the extent communicated to the Fund's shareholders, the reason for the price change. The Company may send this notice or a derivation thereof (so long as such derivation is approved in advance by CSAMSI or the Adviser) to contractowners whose accounts are affected by the price change. The parties will negotiate in good faith to develop a reasonable method for effecting such adjustments.

1.12 The Fund agrees that it will not accept a purchase order from a qualified pension and retirement plan if such purchase would make the plan an owner of 10% or more of the assets in a Designated Portfolio unless the plan executes this Agreement (or a similar participation agreement).


ARTICLE II.  Representations and Warranties

2.1. The Company represents and warrants that the Contracts (1) are or, prior to issuance, will be registered as securities under the 1933 Act or, alternatively
(2) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act and all other applicable laws. The Company further represents that the Contracts will be issued and sold in compliance with any applicable federal and state laws, including state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account as a separate account under applicable law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts, and that it will maintain such registration for so long as any Contracts are outstanding or, alternatively, has not registered each Account in proper reliance upon an exclusion or exception from registration under the 1940 Act The Company further represents and warrants that, if required by law, it will amend the registration statement under the 1933 Act for the Contracts and the registration statement under the 1940 Act for the Account from time to time as required in order to effect the continuous offering of the Contracts or as may otherwise be required by applicable law. The Company will register and qualify the Contracts for sale in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company. The Company further represents and warrants that it has adopted and will enforce procedures reasonably designed to prevent market timing and/or late trading of shares of the Fund.

2.2. The Company represents that the Contracts are currently and at the time of issuance will be treated as annuity contracts under applicable provisions of the Internal Revenue Code, and that it will make every effort to maintain such treatment and that it will notify the Fund and the Adviser immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

2.3. The Company represents and warrants that it will not purchase shares of the Designated Portfolios with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.

2.4. The Fund represents and warrants that Fund shares of the Designated Portfolios sold pursuant to this Agreement will be registered under the 1933 Act and duly authorized for issuance in accordance with applicable law and that the Fund is and will remain registered under the 1940 Act for as long as such shares of the Designated Portfolios are outstanding. The Fund will amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares or as may otherwise be required by applicable law. The Fund will register and qualify the shares of the Designated Portfolios for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund. The Company represents and warrants that no additional registration requirements apply to the sale of the Fund's shares.

2.5. The Fund represents that each Designated Portfolio is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify the Company immediately upon having a reasonable basis for believing that a Designated Portfolio has ceased to so qualify or that it might not so qualify in the future.

2.6. The Fund represents and warrants that in performing the services described in this Agreement, the Fund will comply with all applicable laws, rules and regulations. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies, objectives and restrictions) complies with the insurance laws and regulations of any state. The Fund and CSAMSI agree that upon request they will use their best efforts to furnish the information required by state insurance laws so that the Company can obtain the authority needed to issue the Contracts in the various states.

2.7. The Fund represents that it is lawfully organized and validly existing under the laws of The Commonwealth of Massachusetts and that it does and will comply in all material respects with applicable provisions of the 1940 Act.

2.8. CSAMSI represents and warrants that it will distribute the Fund shares of the Designated Portfolios in accordance with all applicable federal and state securities laws including, without limitation, the 1933 Act, the 1934 Act and the 1940 Act.

2.9. CSAMSI represents and warrants that it is and will remain duly registered under all applicable federal and state securities laws and that it will perform its obligations for the Fund in accordance in all material respects with any applicable state and federal securities laws.

2.10. The Fund represents and warrants that all of its trustees, officers, employees, and other individuals/entities having access to the funds and/or securities of the Fund are and continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company. CSAMSI and the Adviser represent and warrant that they are and continue to be at all times covered by policies similar to the aforesaid bond.

2.11 The Company will comply with the anti-money laundering provisions of the USA PATRIOT Act of 2001, as well as the rules and regulations of authorized regulatory agencies. The Company acknowledges and consents to examination and/ or inspection by CSAMSI, the Fund and federal regulators in order to evaluate compliance with such provisions.

ARTICLE III.  Prospectuses and Proxy Statements; Voting

3.1. The Fund or CSAMSI will provide the Company, at the Fund's or its affiliate's expense, with as many copies of the current Fund prospectus for the Designated Portfolios as the Company may reasonably request for distribution, at the Company's expense, to prospective contractowners and applicants. The Fund or CSAMSI will provide, at the Fund's or its affiliate's expense, as many copies of said prospectus as necessary for distribution, at the Company's expense, to existing contractowners. The Fund or CSAMSI will provide the copies of said prospectus to the Company or to its mailing agent. If requested by the Company, the Fund or CSAMSI will provide such documentation, including a computer diskette or Adobe PDF of the Company's specification or a final copy of a current prospectus set in type at the Fund's or its affiliate's expense, and such other assistance as is reasonably necessary in order for the Company at least annually (or more frequently if the Fund prospectus is amended more frequently) to have the Fund's prospectus, the prospectus for the Contracts and the prospectuses of other mutual funds in which assets attributable to the Contracts may be invested printed together in one document (the "Multifund Prospectus"), in which case the Fund or its affiliate will bear its reasonable share of expenses as described above, allocated based on the proportionate number of pages of the Fund's and other fund's respective portions of the document.

3.2. The Fund or CSAMSI will provide the Company, at the Fund's or its affiliate's expense, with as many copies of the statement of additional information as the Company may reasonably request for distribution, at the Company's expense, to prospective contractowners and applicants. The Fund or CSAMSI will provide, at the Fund's or its affiliate's expense, as many copies of said statement of additional information as necessary for distribution, at the Company's expense, to any existing contractowner who requests such statement or whenever state or federal law otherwise requires that such statement be provided. The Fund or CSAMSI will provide the copies of said statement of additional information to the Company or to its mailing agent.

3.3. To the extent that the Fund or CSAMSI desires to change (whether by revision or supplement) any of the information contained in any form of Fund prospectus or statement of additional information provided to the Company for inclusion in a Multifund Prospectus, the Company agrees to make such changes within a reasonable period of time after receipt of a request to make such change from the Fund or CSAMSI, subject to the following limitation. To the extent that the Fund is legally required to make a change to a Fund prospectus or statement of additional information provided to the Company for inclusion in a Multifund Prospectus, the Company agrees to make any such change as soon as possible following receipt of the form of revised prospectus and/or statement of additional information or supplement, as applicable, but in no event later than five days following receipt. To the extent that the Fund is required by law to cease selling shares of a Designated Portfolio, the Company agrees to cease offering shares of the Designated Portfolio until the Fund or CSAMSI notifies the Company otherwise.

3.4. The Fund or CSAMSI, at the Fund's or its affiliate's expense, will provide the Company or its mailing agent with copies of its proxy material, if any, reports to shareholders and other communications to shareholders in such quantity as the Company will reasonably require. The Company will distribute this proxy material, reports and other communications to existing contract owners and tabulate the votes.

3.5.      If and to the extent required by law the Company will:

      (a)   solicit voting instructions from contractowners;


      (b) vote the shares of the Designated Portfolios held in the Account in accordance with instructions received from contractowners; and

      (c) vote shares of the Designated Portfolios held in the Account for which no timely instructions have been received, as well as shares it owns, in the same proportion as shares of such Designated Portfolio for which instructions have been received from the Company's contractowners;

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contractowners. Except as set forth above, the Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. The Company will be responsible for assuring that each of its separate accounts participating in the Fund calculates voting privileges in a manner consistent with all legal requirements, including the Mixed and Shared Funding Exemptive Order.

3.6. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular, the Fund either will provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, will comply with
Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the SEC may promulgate with respect thereto.

ARTICLE IV.  Sales Material and Information

4.1. CSAMSI will provide the Company on a timely basis with investment performance information for each Designated Portfolio in which the Company maintains an Account, including total return for the preceding calendar month and calendar quarter, the calendar year to date, and the prior one-year, five-year, and ten year (or life of the Designated Portfolio) periods. The Company may, based on the SEC mandated information supplied by CSAMSI, prepare communications for contractowners ("Contractowner Materials"). The Company will provide copies of all Contractowner Materials concurrently with their first use for CSAMSI's internal recordkeeping purposes. It is understood that neither CSAMSI nor any Designated Portfolio will be responsible for errors or omissions in, or the content of, Contractowner Materials except to the extent that the error or omission resulted from information provided by or on behalf of CSAMSI or the Designated Portfolio. Any printed information that is furnished to the Company pursuant to this Agreement other than each Designated Portfolio's prospectus or statement of additional information (or information supplemental thereto), periodic reports and proxy solicitation materials is CSAMSI's sole responsibility and not the responsibility of any Designated Portfolio or the Fund. The Company agrees that the Portfolios, the shareholders of the Portfolios and the officers and governing Board of the Fund will have no liability or responsibility to the Company in these respects.

4.2. The Company will not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement, prospectus or statement of additional information for Fund shares, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in published reports for the Fund which are in the public domain or approved by the Fund or CSAMSI for distribution, or in sales literature or other material provided by the Fund, the Adviser or by CSAMSI, except with permission of CSAMSI. The Fund and CSAMSI agree to respond to any request for approval on a prompt and timely basis. The Company will furnish, or will cause to be furnished, to the Fund, the Adviser or CSAMSI, each piece of sales literature or other promotional material in which the Company or its Account is named, at least ten (10) business days prior to its use. No such sales literature or other promotional material which requires the permission of CSAMSI prior to use will be used if CSAMSI reasonably objects to such use within five (5) business days after receipt.

Nothing in this Section 4.2 will be construed as preventing the Company or its employees or agents from giving advice on investment in the Fund.

4.3. The Fund, the Adviser and CSAMSI will not give any information or make any representations or statements on behalf of the Company or concerning the Company, each Account, or the Contracts other than the information or representations contained in a registration statement, prospectus or statement of additional information for the Contracts, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in published reports for each Account or the Contracts which are in the public domain or approved by the Company for distribution to contractowners, or in sales literature or other material provided by the Company, except with permission of the Company. The Company agrees to respond to any request for approval on a prompt and timely basis. The Fund, the Adviser or CSAMSI will furnish, or will cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company or its Account is named at least ten (10) business days prior to its use. No such material will be used if the Company reasonably objects to such use within five (5) business days after receipt of such material.

4.4. The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additions information, reports and other material filing that relates to the Fund or its shares, promptly after the filing of such document with the SEC, the NASD or other regulatory authority.

4.5. The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the Contracts or each Account, contemporaneously with the filing of such document with the SEC, the NASD or other regulatory authority.

4.6. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media (e.g., on-line networks such as the Internet or other electronic messages)), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisements sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, registration statements, prospectuses, statements of additional information, shareholder reports, proxy materials and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

4.7. The Fund and CSAMSI hereby consent to the Company's use of the names of each Designated Portfolio, in connection with the marketing of the Contracts, subject to the terms of Sections 4.1 and 4.2 of this Agreement. Such consent will continue only as long as any Contracts are invested in the relevant Designated Portfolio. The Company hereby consents to the use of the Company's name and logo by the Fund, CSAM, CSAMSI or any of their affiliates (the "Licensees") for marketing purposes, including the use of the Company's name on a website sponsored, hosted or maintained by the Licensees.

ARTICLE V.  Fees and Expenses

5.1. The Fund, the Adviser and CSAMSI will pay no fee or other compensation to the Company (other than as set forth in the administrative services letter agreement between CSAMSI and the Company) except if the Fund or any Designated Portfolio adopts and implements a plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution expenses, then, subject to obtaining any required exemptive orders or other regulatory approvals, the Fund may make payments to the Company or to the underwriter for the Contracts if and in such amounts agreed to by the Fund in writing.

5.2. All expenses incident to performance by the Fund of this Agreement will be paid by the Fund to the extent permitted by law. The Fund will bear the expenses for the cost of registration and qualification of the Fund's shares; preparation and filing of the Fund's prospectus, statement of additional information and registration statement, proxy materials and reports; setting in type and printing the Fund's prospectus; setting in type and printing proxy materials and reports by it to contractowners (including the costs of printing a Fund prospectus that contains an annual report); the preparation of all statements and notices required by any federal or state law; all taxes on the issuance or transfer of the Fund's shares; any expenses permitted to be paid or assumed by the Fund pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act; and all other expenses set forth in Article III of this Agreement.

ARTICLE VI.  Diversification

6.1. The Adviser will ensure that the Fund will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable annuity contracts under the Internal Revenue Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund will comply with Section 817(h) of the Internal Revenue Code and Treasury Regulation 1.817-5, as amended from time to time, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulation. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps: (a) to notify the Company of such breach; and (b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Treasury Regulation 1.817-5.

ARTICLE VII.  Potential Conflicts

7.1. The Board of Trustees of the Fund (the "Fund Board") will monitor the Fund for the existence of any irreconcilable material conflict among the interests of the contractowners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including:
(a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by Participating Insurance Companies or by variable annuity and variable life insurance contractowners; or (f) a decision by an insurer to disregard the voting instructions of contractowners. The Fund Board will promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

7.2. The Company will report any potential or existing conflicts of which it is aware to the Fund Board. The Company agrees to assist the Fund Board in carrying out its responsibilities, as delineated in the Mixed and Shared Funding Exemptive Order, by providing the Fund Board with all information reasonably necessary for the Fund Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Fund Board whenever contractowner voting instructions are to be disregarded. The Company's responsibilities hereunder will be carried out with a view only to the interest of contractowners.

7.3. If it is determined by a majority of the Fund Board, or a majority of its disinterested trustees, that an irreconcilable material conflict exists, the Company will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (a) withdrawing the assets allocable to some or all of the Accounts from the Fund or any Designated Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contractowners and, as appropriate, segregating the assets of any appropriate group (i.e., variable annuity contractowners or variable life insurance contractowners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contractowners the option of making such a change; and
(b) establishing a new registered management investment company or managed separate account.

7.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard contractowner voting instructions, and the Company's judgment represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the affected subaccount of the Account's investment in the Fund and terminate this Agreement with respect to such subaccount; provided, however, that such withdrawal and termination will be limited to the extent required by the foregoing irreconcilable material conflict as determined by a majority of the disinterested trustees of the Fund Board. No charge or penalty will be imposed as a result of such withdrawal.

7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state insurance regulators, then the Company will withdraw the affected subaccount of the Account's investment in the Fund and terminate this Agreement with respect to such subaccount; provided, however, that such withdrawal and termination will be limited to the extent required by the foregoing irreconcilable material conflict as determined by a majority of the disinterested directors of the Fund Board. No charge or penalty will be imposed as a result of such withdrawal.

7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Fund Board will determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund or the Adviser (or any other investment adviser to the Fund) be required to establish a new funding medium for the Contracts. The Company will not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of contractowners materially affected by the irreconcilable material conflict.

7.7. The Company will at least annually submit to the Fund Board such reports, materials or data as the Fund Board may reasonably request so that the Fund Board may fully carry out the duties imposed upon it as delineated in the Mixed and Shared Funding Exemptive Order, and said reports, materials and data will be submitted more frequently if deemed appropriate by the Fund Board.

7.8. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then: (a) the Fund and/or the Participating Insurance Companies, as appropriate, will take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement will continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

8.1.      Indemnification By The Company

          (a) The Company agrees to indemnify and hold harmless the Fund, the Adviser, CSAMSI, and each person, if any, who controls or is associated with the Fund, the Adviser or CSAMSI within the meaning of such terms under the federal securities laws and any director, trustee, officer, partner, employee or agent of the foregoing (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including reasonable legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

                    (1) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement, prospectus or statement of additional information for the Contracts or contained in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement to any of the foregoing), including any prospectuses or statements of additional information of the Fund to which the Company has made any changes to the information provided to the Company or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated or necessary to make such statements not misleading in light of the circumstances in which they were made; provided that this agreement to indemnify will not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with written information furnished to the Company by the Fund, the Adviser or CSAMSI for use in the registration statement, prospectus or statement of additional information for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

                    (2) arise out of or as a result of statements or representations by or on behalf of the Company or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares (other than statements or representations contained in the Fund registration statement, Fund prospectus, Fund statement of additional information, sales literature or other promotional material of the Fund not supplied by the Company or persons under its control); or

                    (3) arise out of any untrue statement or alleged untrue statement of a material fact contained in the Fund registration statement, prospectus, statement of additional information or sales literature or other promotional material of the Fund (or amendment or supplement) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make such statements not misleading in light of the circumstances in which they were made, if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund by or on behalf of the Company or persons under its control; or

                    (4) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

                    (5) arise out of any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach by the Company of this Agreement, including, but not limited to, a failure to comply with the provisions of Section 3.3;

                   except to the extent provided in Sections 8.1(b) and 8.3 hereof. This indemnification will be in addition to any liability that the Company otherwise may have.

           (b) No party will be entitled to indemnification under Section 8.1(a) to the extent such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, or gross negligence in the performance of such party's duties under this Agreement, or by reason of such party's reckless disregard of its obligations or duties under this Agreement by the party seeking indemnification.

          (c) The Indemnified Parties promptly will notify the Company of the commencement of any litigation, proceedings, complaints or actions by regulatory authorities against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

8.2.      Indemnification By The Adviser, the Fund and CSAMSI

           (a) The Adviser, the Fund and CSAMSI, in each case solely to the extent relating to such party's responsibilities hereunder, agree to indemnify and hold harmless the Company and each person, if any, who controls or is associated with the Company within the meaning of such terms under the federal securities laws and any director, trustee, officer, partner, employee or agent of the foregoing (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Adviser) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

                    (1) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus or statement of additional information for the Fund or sales literature or other promotional material of the Fund (or any amendment or supplement to any of the foregoing) or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated or necessary to make such statements not misleading in light of the circumstances in which they were made (in each case substantially as transmitted to you by the Fund or CSAMSI), provided that this agreement to indemnify will not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Adviser, CSAMSI or the Fund by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Fund or in sales literature of the Fund (or any amendment or supplement thereto) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

                    (2) arise out of or as a result of statements or representations or wrongful conduct of the Adviser, the Fund or CSAMSI or persons under the control of the Adviser, the Fund or CSAMSI respectively, with respect to the sale of the Fund shares (other than statements or representations contained in a registration statement, prospectus, statement of additional information, sales literature or other promotional material covering the Contracts not supplied by CSAMSI or persons under its control); or

                    (3) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information or sales literature or other promotional material covering the Contracts (or any amendment or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated or necessary to make such statement or statements not misleading in light of the circumstances in which they were made, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by the Adviser, the Fund or CSAMSI or persons under the control of the Adviser, the Fund or CSAMSI; or

                   (4) arise as a result of any failure by the Fund, the Adviser or CSAMSI to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements and procedures related thereto specified in Article VI of this Agreement); or

                    (5) arise out of or result from any material breach of any representation and/or warranty made by the Adviser, the Fund or CSAMSI in this Agreement, or arise out of or result from any other material breach of this Agreement by the Adviser the Fund or CSAMSI;

                   except to the extent provided in Sections 8.2(b) and 8.3 hereof. These indemnifications will be in addition to any liability that the Fund, Adviser or CSAMSI otherwise may have.

          (b) No party will be entitled to indemnification under Section 8.2(a) to the extent such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, or gross negligence in the performance of such party's duties under this Agreement, or by reason of such party's reckless disregard of its obligations or duties under this Agreement by the party seeking indemnification.

          (c) The Indemnified Parties will promptly notify the Adviser, the Fund and CSAMSI of the commencement of any litigation, proceedings, complaints or actions by regulatory authorities against them in connection with the issuance or sale of the Contracts or the operation of the account.

8.3.      Indemnification Procedure

          Any person obligated to provide indemnification under this Article VIII ("Indemnifying Party" for the purpose of this Section 8.3) will not be liable under the indemnification provisions of this Article VIII with respect to any claim made against a party entitled to indemnification under this Article VIII ("Indemnified Party" for the purpose of this Section 8.3) unless such Indemnified Party will have notified the Indemnifying Party in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim will have been served upon such Indemnified Party (or after such party will have received notice of such service on any designated agent), but failure to notify the Indemnifying Party of any such claim will not relieve the Indemnifying Party from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of the indemnification provision of this Article VIII, except to the extent that the failure to notify results in the failure of actual notice to the Indemnifying Party and such Indemnifying Party is damaged solely as a result of failure to give such notice. In case any such action is brought against the Indemnified Party, the Indemnifying Party will be entitled to participate, at its own expense, in the defense thereof. The Indemnifying Party also will be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Indemnifying Party to the Indemnified Party of the Indemnifying Party's election to assume the defense thereof, the Indemnified Party will bear the fees and expenses of any additional counsel retained by it, and the Indemnifying Party will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, unless: (a) the Indemnifying Party and the Indemnified Party will have mutually agreed to the retention of such counsel; or
(b) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnifying Party will not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there is a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. A successor by law of the parties to this Agreement will be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII will survive any termination of this Agreement.

ARTICLE IX.  Applicable Law

9.1. This Agreement will be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

9.2. This Agreement will be subject to the provisions of the 1933 Act, the 1934 Act and the 1940 Act, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Mixed and Shared Funding Exemptive Order) and the terms hereof will be interpreted and construed in accordance therewith.

ARTICLE X.  Termination

10.1.     This Agreement will terminate:

          (a) at the option of any party, with or without cause, with respect to some or all of the Designated Portfolios, upon ninety (90) days' advance written notice to the other parties; or

          (b) at the option of the Company, upon receipt of the Company's written notice by the other parties, with respect to any Designated Portfolio if shares of the Designated Portfolio are not reasonably available to meet the requirements of the Contracts as determined in good faith by the Company; or

          (c) at the option of the Company, upon receipt of the Company's written notice by the other parties, with respect to any Designated Portfolio in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or Federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by Company; or


          (d) at the option of the Fund, upon receipt of the Fund's written notice by the other parties, upon institution of formal proceedings against the Company by the NASD, the SEC, the insurance commission of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the administration of the Contracts, the operation of the Account, or the purchase of the Fund shares, provided that the Fund determines in its sole judgment, exercised in good faith, that any such proceeding would have a material adverse effect on the Company's ability to perform its obligations under this Agreement; or

          (e) at the option of the Company, upon receipt of the Company's written notice by the other parties, upon institution of formal proceedings against the Fund, Adviser or CSAMSI by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, provided that the Company determines in its sole judgment, exercised in good faith, that any such proceeding would have a material adverse effect on the Fund's, Adviser's or CSAMSI's ability to perform its obligations under this Agreement; or

          (f) at the option of the Company, upon receipt of the Company's written notice by the other parties, with respect to any Designated Portfolio if the Designated Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Internal Revenue Code, or under any successor or similar provision, or if the Company reasonably and in good faith believes that the Designated Portfolio may fail to so qualify; or

          (g) at the option of the Company, upon receipt of the Company's written notice by the other parties, with respect to any Designated Portfolio if the Designated Portfolio fails to meet the diversification requirements specified in Article VI hereof or if the Company reasonably and in good faith believes the Designated Portfolio may fail to meet such requirements; or

          (h) at the option of any party to this Agreement, upon written notice to the other parties, upon another party's material breach of any provision of this Agreement which material breach is not cured within thirty (30) days of said notice; or

          (i) at the option of the Company, if the Company determines in its sole judgment exercised in good faith, that either the Fund, the Adviser or CSAMSI has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Company, such termination to be effective sixty (60) days' after receipt by the other parties of written notice of the election to terminate; or

          (j) at the option of the Fund or CSAMSI, if the Fund or CSAMSI respectively, determines in its sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Fund or the Adviser, such termination to be effective sixty (60) days' after receipt by the other parties of written notice of the election to terminate; or

          (k) at the option of the Company or the Fund upon receipt of any necessary regulatory approvals and/or the vote of the contractowners having an interest in the Account (or any subaccount) to substitute the shares of another investment company for the corresponding Designated Portfolio shares of the Fund in accordance with the terms of the Contracts for which those Designated Portfolio shares had been selected to serve as the underlying investment media. The Company will give sixty (60) days' prior written notice to the Fund of the date of any proposed vote or other action taken to replace the Fund's shares; or

          (l) at the option of the Company or the Fund upon a determination by a majority of the Fund Board, or a majority of the disinterested Fund Board members, that an irreconcilable material conflict exists among the interests of:
(1) all contractowners of variable insurance products of all separate accounts; or (2) the interests of the Participating Insurance Companies investing in the Fund as set forth in Article VII of this Agreement; or

          (m) at the option of the Fund in the event any of the Contracts are not issued or sold in accordance with applicable federal and/or state law. Termination will be effective immediately upon such occurrence without notice.

10.2.     Notice Requirement

          Except as specified in Section 10.1(m), no termination of this Agreement will be effective unless and until the party terminating this Agreement gives prior written notice to all other parties of its intent to terminate, which notice will set forth the basis for the termination.

10.3.     Surviving Provisions

          Notwithstanding any termination of this Agreement, each party's obligations under Article VIII to indemnify other parties will survive and not be affected by any termination of this Agreement. In addition, each party's obligations under Section 12.6 will survive and not be affected by any termination of this Agreement. Finally, with respect to Existing Contracts, all provisions of this Agreement also will survive and not be affected by any termination of this Agreement.

ARTICLE XI.  Notices

11.1. Any notice will be deemed duly given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other parties.

        If to the Company:           If to the Fund, the Adviser and/or CSAMSI:

        One Midland Plaza                     466 Lexington Avenue
   Sioux Falls, SD  57193-0001           New York, New York 10017
      Attn: General Counsel           Attn:  General Counsel, Legal Department




ARTICLE XII.  Miscellaneous

12.1. The Fund, the Adviser and CSAMSI acknowledge that the identities of the customers of the Company or any of its affiliates (collectively the "Company Protected Parties" for purposes of this Section 12.1), information maintained regarding those customers, and all computer programs and procedures or other information developed or used by the Company Protected Parties or any of their employees or agents in connection with the Company's performance of its duties under this Agreement are the valuable property of the Company Protected Parties. The Fund, the Adviser and CSAMSI agree that if they come into possession of any list or compilation of the identities of or other information about the Company Protected Parties' customers, or any other information or property of the Company Protected Parties, other than such information as is publicly available or as may be independently developed or compiled by the Fund, the Adviser or CSAMSI from information supplied to them by the Company Protected Parties' customers who also maintain accounts directly with the Fund, the Adviser or CSAMSI, the Fund, the Adviser and CSAMSI will hold such information or property in confidence and refrain from using, disclosing or distributing any of such information or other property except: (a) with the Company's prior written consent; or (b) as required by law or judicial process. The Company acknowledges that the identities of the customers of the Fund, the Adviser, CSAMSI or any of their affiliates (collectively the "Adviser Protected Parties" for purposes of this Section 12.1), information maintained regarding those customers, and all computer programs and procedures or other information developed or used by the Adviser Protected Parties or any of their employees or agents in connection with the Fund's, the Adviser's or CSAMSI's performance of their respective duties under this Agreement are the valuable property of the Adviser Protected Parties. The Company agrees that if it comes into possession of any list or compilation of the identities of or other information about the Adviser Protected Parties' customers, or any other information or property of the Adviser Protected Parties, other than such information as is publicly available or as may be independently developed or compiled by the Company from information supplied to them by the Adviser Protected Parties' customers who also maintain accounts directly with the Company, the Company will hold such information or property in confidence and refrain from using, disclosing or distributing any of such information or other property except: (a) with the Fund's, the Adviser's or CSAMSI's prior written consent; or (b) as required by law or judicial process. Each party acknowledges that any breach of the agreements in this Section 12.1 would result in immediate and irreparable harm to the other parties for which there would be no adequate remedy at law and agree that in the event of such a breach, the other parties will be entitled to equitable relief by way of temporary and permanent injunctions, as well as such other relief as any court of competent jurisdiction deems appropriate.

12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together will constitute one and the same instrument.

12.4. If any provision of this Agreement will be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement will not be affected thereby.

12.5. This Agreement will not be assigned by any party hereto without the prior written consent of all the parties; provided, however, that CSAMSI may assign without further consent of the parties hereto, in whole or in part, its responsibilities hereunder as Fund distributor, to a third party distributor which may be appointed to serve as Fund distributor.

12.6. Each party to this Agreement will maintain all records required by law, including records detailing the services it provides. Such records will be preserved, maintained and made available to the extent required by law and in accordance with the 1940 Act and the rules thereunder. Each party to this Agreement will cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and will permit each other and such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Upon request by the Fund or CSAMSI, the Company agrees to promptly make copies or, if required, originals of all records pertaining to the performance of services under this Agreement available to the Fund or CSAMSI, as the case may be. The Fund agrees that the Company will have the right to inspect, audit and copy all records pertaining to the performance of services under this Agreement pursuant to the requirements of any state insurance department. Each party also agrees to promptly notify the other parties if it experiences any difficulty in maintaining the records in an accurate and complete manner. This provision will survive termination of this Agreement.

12.7. Each party represents that the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate or board action, as applicable, by such party and when so executed and delivered this Agreement will be the valid and binding obligation of such party enforceable in accordance with its terms.

12.8. The parties to this Agreement acknowledge and agree that all liabilities of the Fund arising, directly or indirectly, under this agreement, will be satisfied solely out of the assets of the Fund and that no trustee, officer, agent or holder of shares of beneficial interest of the Fund will be personally liable for any such liabilities. No Portfolio or series of the Fund will be liable for the obligations or liabilities of any other Portfolio or series.

12.9. The parties to this Agreement may amend the schedules to this Agreement from time to time to reflect changes in or relating to the Contracts, the Accounts or the Designated Portfolios of the Fund or other applicable terms of this Agreement.

12.10. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and behalf by its duly authorized representative as of the date specified below.

  MIDLAND NATIONAL LIFE INSURANCE COMPANY

  By:_____________________________________
  Name:_Esfand Dinshaw
  Title:_Executive Vice President

  CREDIT SUISSE TRUST

  By:_____________________________________
  Name:___________________________________
  Title:____________________________________

  CREDIT SUISSE ASSET MANAGEMENT, LLC

  By:_____________________________________
  Name:___________________________________
  Title:____________________________________

  CREDIT SUISSE ASSET MANAGEMENT SECURITIES,  INC.

  By:_____________________________________
  Name:___________________________________
  Title:____________________________________

                                   Schedule 1
                             PARTICIPATION AGREEMENT
                                  By and Among
                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                       And
                               CREDIT SUISSE TRUST
                                       And
                       CREDIT SUISSE ASSET MANAGEMENT, LLC
                                       And
                 CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.


The following separate accounts are permitted in accordance with the provisions of this Agreement to invest in Designated Portfolios of the Fund shown in
Schedule 2:


Separate Account A
Separate Account C

                                   Schedule 2
                             PARTICIPATION AGREEMENT
                                  By and Among
                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                       And
                               CREDIT SUISSE TRUST
                                       And
                       CREDIT SUISSE ASSET MANAGEMENT, LLC
                                       And
                 CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.


The Separate Account(s) shown on Schedule 1 may invest in the following Designated Portfolios of the Credit Suisse Trust available for purchase:

Emerging Markets Portfolio
Large Cap Value Portfolio
International Focus Portfolio
Global Small Cap Portfolio
Small Cap Growth Portfolio
Mid-Cap Growth Portfolio
Blue Chip Portfolio
Small Cap Value Portfolio

Exhibit 24(b)(8)(e)

                          FUND PARTICIPATION AGREEMENT


This Agreement is entered into as of the __ day of ____, 2006, between Midland National Life Insurance Company, a life insurance company organized under the laws of the State of Iowa ("Insurance Company"), on behalf of itself and on behalf of the separate accounts set forth on Exhibit A, and The Dreyfus Corporation, a corporation organized under the laws of the State of New York ("Dreyfus"), and each Participating Fund (as defined below).

                                    ARTICLE I
                                   DEFINITIONS

1.1       "Act" shall mean the Investment Company Act of 1940, as amended.

1.2 "Board" shall mean the Board of Directors or Trustees, as the case may be, of a Participating Fund, which has the responsibility for management and control of the Participating Fund.

1.3 "Business Day" shall mean any day for which a Participating Fund calculates net asset value per Share (as defined below) as described in the Participating Fund's Prospectus.

1.4       "Commission" shall mean the Securities and Exchange Commission.

1.5 "Contract" shall mean a variable annuity or variable life insurance contract that uses any Participating Fund as an underlying investment medium. Individuals who participate under a group Contract are "Participants."

1.6 "Contractholder" shall mean any entity that is a party to a Contract (including any Participants thereunder) with a Participating Company (as defined below).

1.7 "Disinterested Board Members" shall mean those members of the Board of a Participating Fund that are not deemed to be "interested persons" of the Participating Fund, as defined by the Act.

1.8 "Dreyfus" shall mean The Dreyfus Corporation and its affiliates, including Dreyfus Service Corporation.

1.9 "Insurance Company's General Account(s)" shall mean the general account(s) of Insurance Company and its affiliates that invest in Shares of a Participating Fund.

1.10 "Participating Companies" shall mean any insurance company (including Insurance Company) that offers variable annuity and/or variable life insurance contracts to the public and that has entered into an agreement with one or more of the Participating Funds for the purpose of making Participating Fund Shares available to serve as the underlying investment medium for the aforesaid Contacts.

1.11 "Participating Fund" shall mean each investment company, including, as applicable, any series thereof, specified in Exhibit B, as such Exhibit may be amended from time to time by agreement of the parties hereto, the Shares of which are available to serve as the underlying investment medium for the aforesaid Contracts.

1.12 "Prospectus" shall mean the current prospectus and statement of additional information of a Participating Fund, relating to its Shares, as most recently filed with the Commission.

1.13 "Separate Account" shall mean a separate account established by Insurance Company in accordance with the laws of the State of Iowa and set forth on Exhibit A, as such Exhibit may be revised from time to time.

1.14 "Shares" shall mean (i) each class of shares of a Participating Fund set forth on Exhibit A next to the name of such Participating Fund, as such Exhibit may be revised from time to time, or (ii) if no class of shares is set forth on Exhibit B next to the name of such Participating Fund, the shares of the Participating Fund.

1.15 "Software Program" shall mean the software program used by a Participating Fund for providing Fund and account balance information including net asset value per Share. Such Program may include the Lion System. In situations where the Lion System or any other Software Program used by a Participating Fund is not available, such information may be provided by telephone. The Lion System shall be provided to Insurance Company at no charge.


                                   ARTICLE II
                                 REPRESENTATIONS

2.1 Insurance Company represents and warrants that (a) it is an insurance company duly organized and in good standing under applicable law; (b) it has legally and validly established each Separate Account pursuant to the insurance laws of the State of Iowa and the regulations thereunder for the purpose of offering to the public certain individual and group variable annuity and variable life insurance contracts; (c) it has, to the extent required under applicable law, registered each Separate Account as a unit investment trust under the Act to serve as the segregated investment account for it's Contracts; and (d) each Separate Account is eligible to invest in Shares of each Participating Fund without such investment disqualifying any Participating Fund as an investment medium for insurance company separate accounts supporting variable annuity contracts or variable life insurance contracts.

2.2 Insurance Company represents and warrants that (a) to the extent required under applicable law, its Contracts will be described in a registration statement filed under the Securities Act of 1933, as amended ("1933 Act"); (b) its Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and (c) the sale of its Contracts shall comply in all material respects with state insurance law requirements. Insurance Company agrees to notify each Participating Fund promptly of any investment restrictions imposed by state insurance law and applicable to the Participating Fund.

2.3 Insurance Company represents and warrants that the income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the applicable Contracts, to be credited to or charged against such Separate Account without regard to other income, gains or losses from assets allocated to any other accounts of Insurance Company. Insurance Company represents and warrants that the assets of the Separate Account are and will be kept separate from Insurance Company's General Account and any other separate accounts Insurance Company may have, and will not be charged with liabilities from any business that Insurance Company may conduct or the liabilities of any companies affiliated with Insurance Company.

2.4 Each Participating Fund represents that it is registered with the Commission under the Act as an open-end, management investment company and possesses, and shall maintain, all legal and regulatory licenses, approvals, consents and/or exemptions required for the Participating Fund to operate and offer its Shares as an underlying investment medium for Participating Companies.

2.5 Each Participating Fund represents that it is currently qualified as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify Insurance Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

2.6 Insurance Company represents and agrees that the Contracts are currently, and at the time of issuance will be, treated as life insurance policies or annuity contracts, whichever is appropriate, under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify each Participating Fund and Dreyfus immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. Insurance Company agrees that any prospectus offering a Contract that is a "modified endowment contract," as that term is defined in Section 7702A of the Code, will identify such Contract as a modified endowment contract (or policy).

2.7 Each Participating Fund represents that it will maintain its assets such that, at the close of each calendar quarter (or within 30 days thereafter), it will be "adequately diversified" within the naming of
          Section 817(h) of the Code and Treasury Regulation 1.817-5.

2.8 Insurance Company agrees that each Participating Fund shall be permitted (subject to the other terms of this Agreement) to make its shares available to other Participating Companies and Contractholders.

2.9 Each Participating Fund represents and warrants that any of its directors, trustees, officers, employees, investment advisers, and other individuals/entities who deal with the money and/or securities of the Participating Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Participating Fund in an amount not less than that required by Rule 17g-1 under the Act. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.10 Insurance Company represents and warrants that all of its employees and agents who deal with the money and/or securities of each Participating Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage in an amount not less than the coverage required to be maintained by the Participating Fund. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.11 Insurance Company represents and warrants that it has reviewed each Participating Fund's policy regarding market timing and frequent trading of shares, and none of its Contractholders is or will be permitted to engage in trading activity which would violate such policy.

                                   ARTICLE III
                            PARTICIPATING FUND SHARES

3.1 The Contracts funded through the Separate Account will provide for the investment of certain amounts in Shares of each Participating Fund.

3.2 Each Participating Fund agrees to make its Shares available for purchase at the then applicable net asset value per Share by Insurance Company and the Separate Account on each Business Day pursuant to rules of the Commission. Notwithstanding the foregoing, each Participating Fund may refuse to sell its Shares to any person, or suspend or terminate the offering of its Shares, if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of its Board, acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary and in the best interests of the Participating Fund's shareholders.

3.3 Each Participating Fund agrees that Shares of the Participating Fund will be sold only to (a) Participating Companies and their separate accounts or (b) "qualified pension or retirement plans" as determined under Section 817(h)(4) of the Code. Except as otherwise set forth in this Section 3.3, no shares of any Participating Fund will be sold to the general public.

3.4 Each Participating Fund shall use its best efforts to provide closing net asset value, dividend and capital gain information on a per Share basis to Insurance Company by 6:00 p.m. Eastern time on each Business Day. Any material errors in the calculation of net asset value, dividend and capital gain information shall be reported immediately upon discovery to Insurance Company. Non-material errors will be corrected in the next Business Day's net asset value per Share.

3.5 At the end of each Business Day, Insurance Company will use the information described in Sections 3.2 and 3.4 to calculate the unit values of the Separate Account for the day. Using this unit value, Insurance Company will process the day's Separate Account transactions received by it by the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m. Eastern time) to determine the net dollar amount of the Shares of each Participating Fund that will be purchased or redeemed at that day's closing net asset value per Share. The net purchase or redemption orders will be transmitted to each Participating Fund by Insurance Company by 11:00 a.m. Eastern time on the Business Day next following Insurance Company's receipt of that information. Subject to Sections 3.6 and 3.8, all purchase and redemption orders for Insurance Company's General Accounts shall be effected at the net asset value per Share of each Participating Fund next calculated after receipt of the order by the Participating Fund or its Transfer Agent.

3.6 Each Participating Fund appoints Insurance Company as its agent for the limited purpose of accepting orders for the purchase and redemption of Shares of the Participating Fund for the Separate Account. Each Participating Fund will execute orders at the applicable net asset value per Share determined as of the close of trading on the day of receipt of such orders by Insurance Company acting as agent ("effective trade date"), provided that the Participating Fund receives notice of such orders by 11:00 a.m. Eastern time on the next following Business Day and, if such orders request the purchase of Shares of the Participating Fund, the conditions specified in Section 3.8, as applicable, are satisfied. A redemption or purchase request that does not satisfy the conditions specified above and in Section 3.8, as applicable, will be effected at the net asset value per Share computed on the Business Day immediately preceding the next following Business Day upon which such conditions have been satisfied in accordance with the requirements of this Section and Section 3.8. Insurance Company represents and warrants that all orders submitted by the Insurance Company for execution on the effective trade date shall represent purchase or redemption orders received from its Contractholders prior to the close of trading on the New York Stock Exchange on the effective trade date.

3.7 Insurance Company will make its best efforts to notify each applicable Participating Fund in advance of any unusually large purchase or redemption orders.

3.8 If Insurance Company's order requests the purchase of Shares of a Participating Fund, Insurance Company will pay for such purchases by wiring Federal Funds to the Participating Fund or its designated custodial account on the day the order is transmitted. Insurance Company shall make all reasonable efforts to transmit to the applicable Participating Fund payment in Federal Funds by 12:00 noon Eastern time on the Business Day the Participating Fund receives the notice of the order pursuant to Section 3.5. Each applicable Participating Fund will execute such orders at the applicable net asset value per Share determined as of the close of trading on the effective trade date if the Participating Fund receives payment in Federal Funds by 12:00 midnight Eastern time on the Business Day the Participating Fund receives the notice of the order pursuant to
          Section 3.5. If payment in Federal Funds for any purchase is not received or is received by a Participating Fund after 12:00 noon Eastern time on such Business Day, Insurance Company shall promptly, upon each applicable Participating Fund's request, reimburse the respective Participating Fund for any charges, costs, fees, interest or other expenses incurred by the Participating Fund in connection with any advances to, or borrowings or overdrafts by, the Participating Fund, or any similar expenses incurred by the Participating Fund, as a result of portfolio transactions effected by the Participating Fund based upon such purchase request. If Insurance Company's order requests the redemption of any Shares of a Participating Fund valued at or greater than $1 million dollars, the Participating Fund will wire such amount to Insurance Company within seven days of the order.

3.9 Each Participating Fund has the obligation to ensure that its Shares are registered with the Commission at all times.

3.10 Each Participating Fund will confirm each purchase or redemption order made by Insurance Company. Transfers of Shares of a Participating Fund will be by book entry only. No share certificates will be issued to Insurance Company. Insurance Company will record Shares ordered from a Participating Fund in an appropriate title for the corresponding account.

3.11 Each Participating Fund shall credit Insurance Company with the appropriate number of Shares.

3.12 On each ex-dividend date of a Participating Fund or, if not a Business Day, on the first Business Day thereafter, each Participating Fund shall communicate to Insurance Company the amount of dividend and capital gain, if any, per Share. All dividends and capital gains shall be automatically reinvested in additional Shares of the applicable Participating Fund at the net asset value per Share on the ex-dividend date. Each Participating Fund shall, on the day after the ex-dividend date or, if not a Business Day, on the first Business Day thereafter, notify Insurance Company of the number of Shares so issued.

3.13 To the extent that a Separate Account is properly exempt from registration under the Act, at least once annually, at the request of a Participating Fund, or its designee, Insurance Company will certify the amount of purchases and redemptions of Shares from such Separate Account for the Participating Fund's most recent fiscal year end.

                                   ARTICLE IV
                             STATEMENTS AND REPORTS

4.1 Each Participating Fund shall provide monthly statements of account as of the end of each month for all of Insurance Company's Participating Fund accounts by the fifteenth (15th) Business Day of the following month.

4.2 Each Participating Fund shall distribute to Insurance Company copies of the Participating Fund's Prospectus, proxy materials, notices, periodic reports and other printed materials (which the Participating Fund customarily provides to the holders of its Shares) in quantities as Insurance Company may reasonably request for distribution to each of its Contractholders. Insurance Company may elect to print the Participating Fund's prospectus and/or its statement of additional information in combination with other fund companies' prospectuses and statements of additional information, which are also offered in Insurance Company's insurance product at its own cost. At Insurance Company's request, the Participating Fund will provide, in lieu of printed documents, camera-ready copy, Adobe PDF, or diskette of its prospectuses, annual and semi-annual reports for printing by the Insurance Company.

4.3 Each Participating Fund will provide to Insurance Company at least one complete copy of all registration statements, Prospectuses, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Participating Fund or its Shares (except for such materials that are designed only for a class of shares of a Participating Fund not offered to the Insurance Company pursuant to this Agreement), contemporaneously with the filing of such document with the Commission or other regulatory authorities.

4.4 Insurance Company will provide to each Participating Fund at least one copy of all registration statements, prospectuses, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to its Contracts or the Separate Account, contemporaneously with the filing of such document with the Commission or other regulatory authorities.

4.5 Insurance Company will provide Participating Funds on a semi-annual basis, or more frequently as reasonably requested by the Participating Funds, with a current tabulation of the number its existing Contractholders whose Contract values are invested in the Participating Funds. This tabulation will be sent to Participating Funds in the form of a letter signed by a duly authorized officer of the Insurance Company attesting to the accuracy of the information contained in the letter.


                                    ARTICLE V
                                    EXPENSES

5.1 The charge to each Participating Fund for all expenses and costs of the Participating Fund, including but not limited to management fees, Rule 12b-1 fees, if any, administrative expenses and legal and regulatory costs, will be included in the determination of the Participating Fund's daily net asset value per Share.

5.2 Except as otherwise provided in this Agreement and, in particular in the next sentence, Insurance Company shall not be required to pay directly any expenses of any Participating Fund or expenses relating to the distribution of its Shares. Insurance Company shall pay the following expenses or costs:

          a. Such amount of the production expenses of any Participating Fund materials, including the cost of printing a Participating Fund's Prospectus, or marketing materials for prospective Insurance Company Contractholders as Dreyfus and Insurance Company shall agree from time to time.

          b. Distribution expenses of any Participating Fund materials or marketing materials for prospective Insurance Company Contractholders.

          c. Distribution expenses of any Participating Fund materials or marketing materials for Insurance Company Contractholders.

          A Participating Fund's principal underwriter may pay Insurance Company, or the broker-dealer acting as principal underwriter for the Insurance Company's Contracts, for distribution and other services related to the Shares of the Participating Fund pursuant to any distribution plan adopted by the Participating Fund in accordance with Rule 12b-1 under the Act, subject to the terms and conditions of an agreement between the Participating Fund's principal underwriter and Insurance Company or the principal underwriter for the Insurance Company's Contracts, as applicable, related to such plan.

          Except as provided herein, all other expenses of each Participating Fund shall not be borne by Insurance Company.


                                   ARTICLE VI
                                EXEMPTIVE RELIEF

6.1 Insurance Company has reviewed a copy of the Order dated February 5, 1998 of the Commission under Section 6(c) of the Act with respect to the Participating Funds and, in particular, has reviewed the conditions to the relief set forth in the Notice of Application for agenda order. As set forth therein, Insurance Company agrees, as applicable, to report any potential or existing conflicts promptly to the Board and, in particular, whenever contract voting instructions are disregarded, and recognizes that it will be responsible for assisting the Board in carrying out its responsibilities under such application. Insurance Company agrees to carry out such responsibilities with a view to the interests of existing Contractholders.

6.2 If a majority of the Board, or a majority of Disinterested Board Members, determines that a material irreconcilable conflict exists with regard to Contractholder investments in a Participating Fund, the Board shall give prompt notice to all Participating Companies and any other Participating Fund. If the Board determines that Insurance Company is responsible for causing or creating said conflict, Insurance Company shall at its sole cost and expense, and to the extent reasonably practicable (as determined by a majority of the Disinterested Board Members), take such action as is necessary to remedy or eliminate the irreconcilable material conflict. Such necessary action may include, but shall not be limited to:

          a. Withdrawing the assets allocable to the Separate Account from the Participating Fund and reinvesting such assets in another Participating Fund (if applicable) or a different investment medium, or submitting the question of whether such segregation should be implemented to a vote of all affected Contractholders; and/or

          b.        Establishing a new registered management investment company.

6.3 If a material irreconcilable conflict arises as a result of a decision by Insurance Company to disregard Contractholder voting instructions and said decision represents a minority position or would preclude a majority vote by all Contractholders having an interest in a Participating Fund, Insurance Company may be required, at the Board's election, to withdraw the investments of the Separate Account in that Participating Fund.

6.4 For the purpose of this Article, a majority of the Disinterested Board Members shall determine whether or not any proposed action adequately remedies any irreconcilable material conflict, but in no event will any Participating Fund be required to bear the expense of establishing a new funding medium for any Contract. Insurance Company shall not be required by this Article to establish a new funding medium for any Contract if an offer to do so has been declined by vote of a majority of the Contractholders materially adversely affected by the irreconcilable material conflict.

6.5 No action by Insurance Company taken or omitted, and no action by the Separate Account or any Participating Fund taken or omitted as a result of any act or failure to act by Insurance Company pursuant to this Article VI, shall relieve Insurance Company of its obligations under, or otherwise affect the operation of, Article V.

                                   ARTICLE VII
                       VOTING SHARES OF PARTICIPATING FUND

7.1 Each Participating Fund shall provide Insurance Company with copies, at no cost to Insurance Company, of the Participating Fund's proxy materials, reports to shareholders and other communications to shareholders (except for such materials that are designed only for a class of shares of a Participating Fund not offered to the Insurance Company pursuant to this Agreement) in such quantity as Insurance Company shall reasonably require for distributing to its Contractholders.

          Insurance Company shall:

          (a) Solicit voting instructions from its Contractholders on a timely basis and in accordance with applicable law;

          (b) vote the Shares of the Participating Fund in accordance with instructions received from its Contractholders; and

          (c) vote the Shares of the Participating Fund for which no instructions have been received in the same proportion as Shares of the Participating Fund for which instructions have been received.

          Insurance Company agrees at all times to vote Shares held by Insurance Company's General Account in the same proportion as Shares of the Participating Fund for which instructions have been received from Insurance Company's Contractholders. Insurance Company further agrees to be responsible for assuring that voting the Shares of the Participating Fund for the Separate Account is conducted in a manner consistent with other Participating Companies.

7.2 Insurance Company agrees that it shall not, without the prior written consent of each applicable Participating Fund and Dreyfus, solicit, induce or encourage Contractholders to (a) change or supplement the Participating Fund's current investment adviser or (b) change, modify, substitute, add to or delete from the current investment media for the Contracts.

                                  ARTICLE VIII
                          MARKETING AND REPRESENTATIONS

8.1 Each Participating Fund or its principal underwriter shall periodically furnish Insurance Company with the following documents relating to the Shares of the Participating Fund, in quantities as Insurance Company may reasonably request:

          a.       Current Prospectus and any supplements thereto; and

          b.       Other marketing materials.

          Expenses for the production of such documents shall be borne by Insurance Company in accordance with Section 5.2 of this Agreement.

8.2 Insurance Company shall designate certain persons or entities that shall have the requisite licenses to solicit applications for the sale of Contracts. No representation is made as to the number or amount of Contracts that are to be sold by Insurance Company. Insurance Company shall make reasonable efforts to market the Contracts and shall comply with all applicable federal and state laws in connection therewith.

8.3 Insurance Company shall furnish, or shall cause to be furnished, to each applicable Participating Fund or its designee, each piece of sales literature or other promotional material in which the Participating Fund, its investment adviser or the administrator, or Dreyfus is named, at least fifteen Business Days prior to its use. No such material shall be used unless the Participating Fund or its designee approves such material. Such approval (if given) must be in writing and shall be presumed not given if not received within ten Business Days after receipt of such material. Each applicable Participating Fund or its designee, as the case may be, shall use all reasonable efforts to respond within ten days of receipt.

8.4 Insurance Company shall not give any information or make any representations or statements on behalf of a Participating Fund or concerning a Participating Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or Prospectus of, as may be amended or supplemented from time to time, or in reports or proxy statements for, the applicable Participating Fund, or in sales literature or other promotional material approved by the applicable Participating Fund.

8.5 Each Participating Fund shall furnish, or shall cause to be furnished, to Insurance Company, each piece of the Participating Fund's sales literature or other promotional material in which Insurance Company or the Separate Account is named, at least fifteen Business Days prior to its use. No such material shall be used unless Insurance Company approves such material. Such approval (if given) must be in writing and shall be presumed not given if not received within ten Business Days after receipt of such material. Insurance Company shall use all reasonable efforts to respond within ten days of receipt.

8.6 No Participating Fund shall, in connection with the sale of Shares of the Participating Fund, give any information or make any representations on behalf of Insurance Company or concerning Insurance Company, the Separate Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as may be amended or supplemented from time to time, or in published reports for the Separate Account that are in the public domain or approved by Insurance Company for distribution to Contractholders or Participants, or in sales literature or other promotional material approved by Insurance Company.

8.7 For purposes of this Agreement, the phrase "sales literature or other promotional material" or words of similar import include, without limitation, advertisements (such as material published, or designed for use, in a newspaper, magazine or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures or other public media), sales literature (such as any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, or reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, registration statements, prospectuses, statements of additional information, shareholder reports and proxy materials, and any other material constituting sales literature or advertising under National Association of Securities Dealers, Inc. rules, the Act or the 1933 Act.

                                   ARTICLE IX
                                 INDEMNIFICATION

9.1 Insurance Company agrees to indemnify and hold harmless each Participating Fund, Dreyfus, each respective Participating Fund's investment adviser and sub-investment adviser (if applicable), each respective Participating Fund's distributor, and their respective affiliates, and each of their directors, trustees, officers, employees, agents and each person, if any, who controls or is associated with any of the foregoing entities or persons within the meaning of the 1933 Act (collectively, the "Fund Indemnified Parties"), against any and all losses, claims, damages or liabilities joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) for which any such Fund Indemnified Party may become subject, under the 1933 Act, the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in information furnished by Insurance Company for use in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund or with respect to the Separate Account or Contracts, or the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any conduct, statement or representation (other than statements or representations contained in the Prospectus and sales literature or advertisements of the respective Participating Fund) of Insurance Company or its agents, with respect to the sale and distribution of Contracts for which the Shares of the respective Participating Fund are an underlying investment; (iii) wrongful conduct of Insurance Company or persons under its control with respect to the sale or distribution of the Contracts or the Shares of the respective Participating Fund; (iv) any incorrect calculation and/or untimely reporting by Insurance Company of net purchase or redemption orders; or (v) any misrepresentation breach by Insurance Company of a material term of this Agreement or as a result of any failure by Insurance Company to provide the services and furnish the materials or to make any payments provided for in this Agreement. Insurance Company will reimburse any Fund Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that with respect to clauses (i) and (ii) above Insurance Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission or alleged omission made in such registration statement, prospectus, sales literature, or advertisement in conformity with written information furnished to Insurance Company by the respective Participating Fund specifically for use therein. This indemnity agreement will be in addition to any liability which Insurance Company may otherwise have.

9.2 Dreyfus agrees to indemnify and hold harmless Insurance Company and each of its directors, officers, employees, agents and each person, if any, who controls Insurance Company within the meaning of the 1933 Act ("collectively, the Insurance Company Indemnified Parties"), against any losses, claims, damages or liabilities to which any such Insurance Company Indemnified Party may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund;
          (ii) any omission to state in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund any material fact required to be stated therein or necessary to make the statements therein not misleading; or (iii) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or Prospectus or sales literature or advertisements with respect to the Separate Account or the Contracts and such statements were based on information provided to Insurance Company by the respective Participating Fund. Dreyfus will reimburse any legal or other expenses reasonably incurred by any Insurance Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that neither Dreyfus nor any Participating Fund will be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement, Prospectus, sales literature or advertisements in conformity with written information furnished to the respective Participating Fund by Insurance Company specifically for use therein. This indemnity agreement will be in addition to any liability which Dreyfus may otherwise have.

9.3 Each Participating Fund severally shall indemnify and hold Insurance Company harmless against any and all liability, loss, damages, costs or expenses which Insurance Company may incur, suffer or be required to pay due to the respective Participating Fund's (i) incorrect calculation of the daily net asset value, dividend rate or capital gain distribution rate; (ii) incorrect reporting of the daily net asset value, dividend rate or capital gain distribution rate; and
          (iii) untimely reporting of the net asset value, dividend rate or capital gain distribution rate; provided that the respective Participating Fund shall have no obligation to indemnify and hold harmless Insurance Company if the incorrect calculation or incorrect or untimely reporting was the result of incorrect information furnished by Insurance Company or information furnished untimely by Insurance Company or otherwise as a result of or relating to a breach of this Agreement by Insurance Company.

9.4 Insurance Company shall indemnify and hold harmless each Participating Fund, Dreyfus and any investment adviser of the Participating Fund against any tax liability incurred by the Participating Fund under
          Section 851 of the Code arising from purchases or redemptions by Insurance Company's General Account(s) or the account of its affiliates.

9.5 Promptly after receipt by an indemnified party under this Article of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Article, notify the indemnifying party of the commencement thereof. The omission to so notify the indemnifying party will not relieve the indemnifying party from any liability under this
          Article IX, except to the extent that the omission results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of the failure to give such notice. In case any such action is brought against any indemnified party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such indemnified party, and to the extent that the indemnifying party has given notice to such effect to the indemnified party and is performing its obligations under this Article, the indemnifying party shall not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation. Notwithstanding the foregoing, in any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent.

          A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article IX. The provisions of this Article IX shall survive termination of this Agreement.

9.6. The indemnity agreements contained in this Article IX shall not protect any indemnified party against liability to which such party would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such party's office, as the case may be.


                                    ARTICLE X
                          COMMENCEMENT AND TERMINATION

10.1 This Agreement shall be effective as of the date hereof and shall continue in force until terminated in accordance with the provisions herein.

10.2      This Agreement shall terminate without penalty:

          a. As to any Participating Fund, at the option of Insurance Company or the Participating Fund at any time from the date hereof upon 180 days' notice, unless a shorter time is agreed to by the respective Participating Fund and Insurance Company;

          b. As to any Participating Fund, at the option of Insurance Company, if Shares of that Participating Fund are not reasonably available to meet the requirements of the Contracts as determined by Insurance Company. Prompt notice of election to terminate shall be furnished by Insurance Company, said termination to be effective ten days after receipt of notice unless the Participating Fund makes available a sufficient number of Shares to meet the requirements of the Contracts within said ten-day period;

          c. As to a Participating Fund, at the option of Insurance Company, upon the institution of formal proceedings against that Participating Fund by the Commission, National Association of Securities Dealers or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in Insurance Company's reasonable judgment, materially impair that Participating Fund's ability to meet and perform the Participating Fund's obligations and duties hereunder. Prompt notice of election to terminate shall be furnished by Insurance Company with said termination to be effective upon receipt of notice;

          d. As to a Participating Fund, at the option of each Participating Fund, upon the institution of formal proceedings against Insurance Company by the Commission, National Association of Securities Dealers or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in the Participating Fund's reasonable judgment, materially impair Insurance Company's ability to meet and perform Insurance Company's obligations and duties hereunder. Prompt notice of election to terminate shall be furnished by such Participating Fund with said termination to be effective upon receipt of notice;

          e. As to a Participating Fund, at the option of that Participating Fund, if the Participating Fund shall determine, in its sole judgment reasonably exercised in good faith, that Insurance Company has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity and such material adverse change or material adverse publicity is likely to have a material adverse impact upon the business and operation of that Participating Fund or Dreyfus, such Participating Fund shall notify Insurance Company in writing of such determination and its intent to terminate this Agreement, and after considering the actions taken by Insurance Company and any other changes in circumstances since the giving of such notice, such determination of the Participating Fund shall continue to apply on the sixtieth
                    (60th) day following the giving of such notice, which sixtieth day shall be the effective date of termination;

          f. As to a Participating Fund, at the option of Insurance Company, if Insurance Company shall determine, in its sole judgment reasonably exercised in good faith that the Participating Fund has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity and such material adverse change or material adverse publicity is likely to have a material adverse impact upon the business and operations of Insurance Company or its Separate Account, the Insurance Company shall notify the Participating Fund in writing of such determination and its intent to terminate this Agreement, and after considering the actions taken by the Participating Fund and any other changes in circumstances since the giving of such notice, such determination of Insurance Company shall continue to apply to the sixtieth (60th) day following the giving of such notice, which sixtieth day shall be the effective date of termination;

          g. As to a Participating Fund, upon termination of the Investment Advisory Agreement between that Participating Fund and Dreyfus or its successors unless Insurance Company specifically approves the selection of a new Participating Fund investment adviser. Such Participating Fund shall promptly furnish notice of such termination to Insurance Company;

          h. As to a Participating Fund, in the event that Shares of the Participating Fund are not registered, issued or sold in accordance with applicable federal law, or such law precludes the use of such Shares as the underlying investment medium of Contracts issued or to be issued by Insurance Company. Termination shall be effective immediately as to that Participating Fund only upon such occurrence without notice;

          i. At the option of a Participating Fund upon a determination by its Board in good faith that it is no longer advisable and in the best interests of shareholders of that Participating Fund to continue to operate pursuant to this Agreement. Termination pursuant to this Subsection (i) shall be effective upon notice by such Participating Fund to Insurance Company of such termination;

          j. At the option of a Participating Fund if the Contracts cease to qualify as annuity contracts or life insurance policies, as applicable, under the Code, or if such Participating Fund reasonably believes that the Contracts may fail to so qualify;

          k. At the option of any party to this Agreement, upon another party's breach of any material provision of this Agreement;

          l. At the option of a Participating Fund, if the Contracts are not registered, issued or sold in accordance with applicable federal and/or state law; or

          m. Upon assignment of this Agreement, unless made with the written consent of every other non-assigning party.

          Any such termination pursuant to Section 10.2a, 10.2d, 10.2e, 10.2f or 10.2k herein shall not affect the operation of Article V of this Agreement. Any termination of this Agreement shall not affect the operation of Article IX of this Agreement.

10.3      Notwithstanding any termination of this Agreement pursuant to Section
          10.2 hereof, each Participating Fund and Dreyfus may, at the option of the Participating Fund, continue to make available additional Shares of that Participating Fund for as long as the Participating Fund desires pursuant to the terms and conditions of this Agreement as provided below, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, if that Participating Fund and Dreyfus so elect to make additional Shares of the Participating Fund available, the owners of the Existing Contracts or Insurance Company, whichever shall have legal authority to do so, shall be permitted to reallocate investments in that Participating Fund, redeem investments in that Participating Fund and/or invest in that Participating Fund upon the making of additional purchase payments under the Existing Contracts. In the event of a termination of this Agreement pursuant to Section 10.2 hereof, such Participating Fund and Dreyfus, as promptly as is practicable under the circumstances, shall notify Insurance Company whether Dreyfus and that Participating Fund will continue to make Shares of that Participating Fund available after such termination. If such Shares of the Participating Fund continue to be made available after such termination, the provisions of this Agreement shall remain in effect and thereafter either of that Participating Fund or Insurance Company may terminate the Agreement as to that Participating Fund, as so continued pursuant to this Section 10.3, upon prior written notice to the other party, such notice to be for a period that is reasonable under the circumstances but, if given by the Participating Fund, need not be for more than six months.

10.4 Termination of this Agreement as to any one Participating Fund shall not be deemed a termination as to any other Participating Fund unless Insurance Company or such other Participating Fund, as the case may be, terminates this Agreement as to such other Participating Fund in accordance with this Article X.

                                   ARTICLE XI
                                   AMENDMENTS

11.1 Any other changes in the terms of this Agreement, except for the addition or deletion of any Participating Fund or class of Shares of a Participating Fund as specified in Exhibit B, shall be made by agreement in writing between Insurance Company and each respective Participating Fund.

                                   ARTICLE XII
                                     NOTICE

12.1 Each notice required by this Agreement shall be given by certified mail, return receipt requested, to the appropriate parties at the following addresses:

          Insurance Company:         Midland National Life Insurance Company

                                     Attn:  General Counsel
                                     Midland National Life Insurance Company
                                     One Midland Plaza
                                     Sioux Falls, SD 57193-0001
                                     Telephone: [need]
                                     Fax: [need]

                                     With copies (which shall not constitute
                                     notice) to:

                                     Attn: Variable Annuity Department
                                     Midland National Life Insurance Company
                                     4601 Westown Parkway, Suite 300
                                     West Des Moines, IA 50266-1071
                                     Telephone: (515) 273-5614
                                     Fax: (866) 270-9565

          Participating Funds:       Name of Participating Fund
                                     c/o The Dreyfus Corporation
                                     200 Park Avenue
                                     New York, New York  10166
                                     Attn: General Counsel
                                     Telephone:  212-922-6000
                                     Fax: 212-922-6880

with copies to:             Stroock & Stroock & Lavan LLP
                            180 Maiden Lane
                            New York, New York 10038-4982
                            Attn: David Stephens, Esq.


          Notice shall be deemed to be given on the date of receipt by the addresses as evidenced by the return receipt.

                                  ARTICLE XIII
                                  MISCELLANEOUS

13.1 This Agreement has been executed on behalf of each Participating Fund by the undersigned officer of the Participating Fund in his capacity as an officer of the Participating Fund. The obligations of a Participating Fund under this Agreement shall only be binding upon the assets and property of such Participating Fund and shall not be binding upon any director, trustee, officer or shareholder of the Fund individually. It is agreed that the obligations of the Participating Funds are several and not joint, that no Participating Fund shall be liable for any amount owing by another Participating Fund and that the Participating Funds have executed one instrument for convenience only.


                                   ARTICLE XIV
                                       LAW

14.1 This Agreement shall be construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws.

                                   ARTICLE XV
                               FOREIGN TAX CREDITS

15.1 Each Participating Fund agrees to consult in advance with Insurance Company concerning any decision to elect or not to pass through the benefit of any foreign tax credits to the Participating Fund's shareholders pursuant to Section 853 of the Code.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be duly executed and attested as of the date first above written.

                                                        MIDLAND NATIONAL LIFE INSURANCE COMPANY

                                                        By  :____________________________
                              Name: Esfand Dinshaw
                                                        Its:  Executive Vice President

                                                        Date:  ___________________________
Attest:_____________________

                             EACH PARTICIPATING FUND

                                                        By:
                                                                 -------------------------------------
                                                        Name:  Michael A. Rosenberg
                                                               ------------------------------
                                                        Its:       Secretary
                                                                 -------------------------------------
                                                        Date:
                                                                 -------------------------------------
Attest:_____________________

                             THE DREYFUS CORPORATION

                                                        By:
                                                                 -------------------------------------
                                                        Name:  Gary R. Pierce
                                                               ------------------------------
                                                        Its:       Controller
                                                                 -------------------------------------
                                                        Date:
                                                                 -------------------------------------
Attest:_____________________



                                    EXHIBIT A

                                SEPARATE ACCOUNTS

Separate Account A
Separate Account C

                                    EXHIBIT B

                           LIST OF PARTICIPATING FUNDS


Fund Name                                         Fund Code       Share Class

Dreyfus Socially Responsible Growth Fund, Inc     0423            Service Shares
..
Dreyfus Variable Investment Fund
          Appreciation Portfolio                  0400            Service Shares
          International Value Portfolio           0404            Service Shares



Exhibit 24(b)(8)(f)

                             PARTICIPATION AGREEMENT
                                     Between
                     Midland National Life Insurance Company
                                       and
                         Rafferty Asset Management, LLC
                                       and
                           The Potomac Insurance Trust
          THIS AGREEMENT, dated as of the 1st day of February, 2006 by and between Midland National Life Insurance Company (the "Company"), an Iowa life insurance company, on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto, as may be amended from time to time (each account hereinafter referred to as the "Account"), Rafferty
Asset Management, LLC (the "Adviser") and The Potomac Insurance Trust (the
"Trust").


          WHEREAS, the Trust engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance and variable annuity contracts (the "Variable Insurance Products") to be offered by insurance companies ("Participating Insurance Companies");


          WHEREAS, the shares of beneficial interest of the Trust are divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets;


          WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and shares of the Portfolio are registered under the Securities Act of 1933, as amended (the "1933 Act");


          WHEREAS, the Trust has obtained an order (Variable Insurance Funds, et al., Investment Company Act Rel. No. 23594 (Dec. 10, 1998)) from the Securities and Exchange Commission ("SEC") granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and certain qualified pension and retirement plans, among others (the "Exemptive Order"), the terms of which qualify, in its entirety, the terms of this Agreement;


          WHEREAS, the Company has issued or will issue certain variable life insurance and/or variable annuity contracts supported wholly or partially by the Account (the "Contracts"), and said Contracts are listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement;


          WHEREAS, the Account is duly established and maintained as a segregated asset account by the Company to set aside and invest assets attributable to the aforesaid Contracts; and


          WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios managed by the Adviser and listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement (the "Designated Portfolios"), on behalf of the Account to fund the aforesaid Contracts;


          WHEREAS, the Adviser serves as investment adviser to the Designated
Portfolios; and


          NOW, THEREFORE, in consideration of their mutual promises, the Company and the Adviser agree as follows:


ARTICLE I.         Sale and Redemption of Trust Shares
                   -----------------------------------

Section 1. The Trust has agreed to make available to the Company, for purchase on behalf of any Account, Trust shares of the Designated
               Portfolios. The Trust agrees to make available to the Company for purchase on behalf of the Account, shares of the Designated
               Portfolios, such purchases to be effected at net asset value in accordance with Section 1.3 of this Agreement. Notwithstanding the foregoing, (i) Portfolios (other than those listed on Schedule A) in existence now or that may be established in the future will be made available to the Company only as the Trust may so provide, and (ii) the Board of Trustees of the Trust (the
               "Board") may suspend or terminate the offering of shares of any Designated Portfolio or class thereof, if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, suspension or termination is necessary in the best interests of the shareholders of such Designated Portfolio. The
               Trust reserves the right, upon prior written notice to the Company (given at the earliest practicable time), to take all actions, including but not limited to, the dissolution, reorganization, liquidation, merger or sale of all assets of the Trust or any Portfolio upon the sole authorization of the Board, acting in good faith.

Section 2. The Trust shall accept for redemption, at the Company's request, any full or fractional Designated Portfolio shares held by the Company on behalf of the Account, such redemptions to be effected at net asset value in accordance with Section 1.3 of this Agreement. Notwithstanding the foregoing, (i) the Company shall not redeem Trust shares attributable to Contract owners except in the circumstances permitted in Section 10.3 of this Agreement, and (ii) the Trust may delay redemption of such shares of any Designated Portfolio to the extent permitted by the 1940
               Act and any rules, regulations or orders thereunder.

                 Section 3. Purchase and Redemption Procedures

1.1 For purposes of Sections 1.1 and 1.2, the Company shall be an agent of the Trust for the limited purpose of receiving and accepting purchase and redemption requests on behalf of the Account (but not with respect to any Trust shares that may be held in the general account of the Company) for shares of those Designated Portfolios made available hereunder, based on allocations of amounts to the Account or subaccounts thereof under the Contracts and other transactions relating to the Contracts or the Account. Receipt and acceptance of any such request (or relevant transactional information therefor) on any day the New York Stock Exchange, Inc.
            is open for trading and on which a Designated Portfolio calculates its net asset value (a "Business Day") pursuant to the rules of the SEC by the Company as such limited agent of the Trust prior to the time that the Trust ordinarily calculates its net asset value as described from time to time in each Designated Portfolio's prospectus shall constitute receipt and acceptance by the Designated
            Portfolio on that same Business Day, provided that the Trust or its agent receives notice of in good form prior to the time set forth for each Designated Portfolio on Schedule A (each a "Trading Notice
            Deadline"). The Trust reserves the right to change the Trading
            Notice Deadlines and other trading instructions from time-to-time by providing Company with reasonable prior written notice.


1.2 The Company shall pay for shares of each Designated Portfolio on the Business Day following the day that it notifies the Trust or its agent of a purchase request for such shares. Payment for Designated
            Portfolio shares shall be made in federal funds transmitted to the Trust or other designated person by wire to be received on the day the Trust is notified of the purchase request for Designated
            Portfolio shares (which request may be net of redemptions of shares). If federal funds are not received on time, such funds will be invested, and Designated Portfolio shares purchased thereby will be issued, as soon as practicable and the Company shall promptly, upon the Trust's request, reimburse the Trust, as appropriate, for any charges, costs, fees, interest or other expenses incurred by the Trust in connection with any advances to, or borrowing or overdrafts by, the Trust, or any similar expenses incurred by the Trust, as a result of portfolio transactions effected by the Trust based upon such purchase request. Upon receipt of federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Trust.


1.3 Payment for Designated Portfolio shares redeemed by the Account or the Company shall be made in federal funds transmitted by wire to the Company or any other designated person on the next Business Day after the Trust or its agent is properly notified of the redemption order of such shares (which order shall be net of any purchase orders), except that the Trust may redeem Designated Portfolio shares in assets other than cash and delay payment of redemption proceeds to the extent permitted under Section 22(e) of the 1940 Act and any rules thereunder, and in accordance with the procedures and policies of the Trust as described in the then current prospectus and/or statement of additional information ("SAI"). The Trust shall not bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds by the Company, the Company alone shall be responsible for such action.


1.4 Any purchase or redemption request for Designated Portfolio shares held or to be held in the Company's general account shall be effected at the net asset value per share next determined after the receipt and acceptance of such request by the Trust or its agent, provided that, in the case of a purchase request, payment for Trust shares so requested is received by the Trust in federal funds prior to close of business for determination of such value, as defined from time to time in each Designated Portfolio's prospectus.


1.5 The Company shall not redeem Trust shares attributable to the Contracts (as opposed to Trust shares attributable to the Company's assets held in the Account) except (i) as necessary to implement
            Contract owner initiated or approved transactions, (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption"), (iii) upon 45 days prior written notice to the Trust and Adviser, as permitted by an order of the SEC pursuant to Section 26(c) of the 1940 Act, but only if a substitution of other securities for the shares of the Designated
            Portfolios is consistent with the terms of the Contracts, or (iv) as permitted under the terms of the Contract. Upon request, the Company will promptly furnish to the Trust reasonable assurance that any redemption pursuant to clause (ii) above is a Legally Required
            Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract owners from allocating payments to a Designated Portfolio that was otherwise available under the Contracts without first giving the Trust 45 days notice of its intention to do so.


Section 4. The Trust shall use its best efforts to make the net asset value per share for each Designated Portfolio available to the Company by 6:30 p.m. Eastern Time each Business Day, and in any event, as soon as reasonably practicable after the net asset value per share for such Designated Portfolio is calculated, and the Trust shall calculate such net asset value in accordance with the Trust's prospectus. Neither the Trust, any Designated
               Portfolio, the Adviser, nor any of their affiliates shall be liable for any information provided to the Company pursuant to this Agreement, or any loss resulting from such information, if such information is based on incorrect information supplied by the Company or any other Participating Insurance Company to the Trust or the Adviser.

Section 5. The Trust or its agent shall furnish notice (by wire or telephone followed by written confirmation) to the Company as soon as reasonably practicable of any income dividends or capital gain distributions payable on any Designated Portfolio shares.
               The Company, on its behalf and on behalf of the Account, hereby elects to receive all such dividends and distributions as are payable on any Designated Portfolio shares in the form of additional shares of that Designated Portfolio. The Company reserves the right, on its behalf and on behalf of the Account, to revoke this election and to receive all such dividends and capital gain distributions in cash. The Trust or its agent shall notify the Company promptly of the number of Designated Portfolio shares so issued as payment of such dividends and distributions.

Section 6. Issuance and transfer of Trust shares shall be by book entry only. Share certificates will not be issued to the Company or the Account. Purchase and redemption orders for Trust shares shall be recorded in an appropriate ledger for the Account or the appropriate subaccount of the Account.

Section 7. (a) The parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Trust's shares may be sold to other insurance companies (subject to Section 1.8 hereof) and the cash value of the Contracts may be invested in other investment companies, provided, however, that until this Agreement is terminated pursuant to Article X, the Company shall promote the Designated Portfolios on the same basis as other funding vehicles available under the Contracts. Unless otherwise agreed between the Company and the Adviser, funding vehicles other than those listed on Schedule A to this Agreement may be available for the investment of the cash value of the Contracts, provided, however, (i) any such vehicle or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of the Designated Portfolios available hereunder; (ii) the Company gives the Adviser 45 days written notice of its intention to make such other investment vehicle available as a funding vehicle for the Contracts; and (iii) unless such other investment company was available as a funding vehicle for the Contracts prior to the date of this Agreement and the Company has so informed the Adviser prior to their signing this Agreement, the Adviser consents in writing to the use of such other vehicle, such consent not to be unreasonably withheld.

          (b) The Company shall not, without prior notice to the Trust (unless otherwise required by applicable law), take any action to operate the Account as a management investment company under the 1940
               Act.

          (c) The Company shall not, without prior notice to the Adviser and the Trust (unless otherwise required by applicable law), induce
               Contract owners to change or modify the Trust or change the Trust's investment adviser.

          (d)  The Company shall not, without prior notice to the Trust, induce
               Contract owners to vote on any matter submitted for consideration by the shareholders of the Trust in a manner other than as recommended by the Board. Section 8. The Company acknowledges that, pursuant to Form 24F-2, the Trust is not required to pay fees to the SEC for registration of its shares under the 1933 Act with respect to its shares issued to an Account that is a unit investment trust that offers interests that are registered under the 1933 Act and on which a registration fee has been or will be paid to the SEC (a "Registered Account"). The Company agrees to provide the Trust each year within 60 days of the end of the Trust's fiscal year, or when reasonably requested by the Trust, information as to the number of shares purchased by a Registered
               Account and any other Account the interests of which are not registered under the 1933 Act. The Company acknowledges that the Trust intends to rely on the information so provided and represents and warrants that such information shall be accurate.

ARTICLE II.        Representations and Warranties
ARTICLE II.        This text is hidden, do not remove.

Section 1. The Trust represents and warrants that (i) the Trust is lawfully organized and validly existing under the laws of the Commonwealth of Massachusetts, (ii) the Trust is and shall remain registered under the 1940 Act, (iii) the Trust does and will comply in all material respects with the 1940 Act, (iv)
               Designated Portfolio shares sold pursuant to this Agreement are registered under the 1933 Act (to the extent required by that Act) and are duly authorized for issuance, (v) the Trust shall amend the registration statement for the shares of the Designated
               Portfolios under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of such shares, (vi) the Board has elected for each Designated Portfolio to be taxed as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and (v) shares of the Designated Portfolios will be sold only to Participating Insurance Companies and their separate accounts and to persons or plans that communicate to the Trust that they qualify to purchase shares of the Designated Portfolios under
               Section 817(h) of the Code and the regulations thereunder without impairing the ability of the Account to consider the portfolio investments of the Designated Portfolios as constituting investments of the Account for the purpose of satisfying the diversification requirements of Section 817(h) ("Qualified
               Persons"). The Trust makes no representations or warranties as to whether any aspect of the Designated Portfolios' operations, including, but not limited to, investment policies, fees and expenses, complies with the insurance laws and other applicable laws of the various states.

                              Section 2. Reserved.

Section 3.     Subject to Company's representations and warranties in Sections
               2.5 and 2.6, the Adviser represents and warrants that it will invest the assets of each Designated Portfolio in such a manner as to ensure that the Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Code and the regulations issued thereunder (or any successor provisions). Without limiting the scope of the foregoing, the Adviser represents and warrants that each Designated Portfolio has complied and will continue to comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulation. The Adviser will make every reasonable effort (a) to notify the Company immediately upon having a reasonable basis for believing that a breach of this Section 2.3 has occurred, and (b) in the event of such a breach, to adequately diversify the Designated Portfolio so as to achieve compliance within the grace period afforded by Treasury
               Regulation ss.1.817-5.

Section 4.     The Adviser represents and warrants that each Designated
               Portfolio is or will be qualified as a Regulated Investment
               Company under Subchapter M of the Code, that the Adviser will make every reasonable effort to maintain such qualification
               (under Subchapter M or any successor or similar provisions) and that the Adviser will notify the Company immediately upon having a reasonable basis for believing that a Designated Portfolio has ceased to so qualify or that it might not so qualify in the future.

Section 5. The Company represents and warrants that the Contracts (a) are, or prior to issuance will be, registered under the 1933 Act, or (b) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act. The Company further represents and warrants that the Contracts will be issued and sold in compliance in all material respects with all applicable federal securities and state securities and insurance laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law, that it has legally and validly established the Account prior to any issuance or sale thereof as a segregated asset account under relevant insurance laws, and that it (a) has registered or, prior to any issuance or sale of the Contracts, will register the Account as a unit investment trust in accordance with the provisions of the 1940
               Act to serve as a segregated investment account for the Contracts, or alternatively (b) has not registered the Account in proper reliance upon an exclusion from registration under the 1940 Act. The Company also represents and warrants that it and the Account are Qualified Persons. The Company shall register and qualify the Contracts or interests therein as securities in accordance with the laws of the various states only if and to the extent required by applicable law.

Section 6. The Company represents and warrants that the Contracts are currently, and at the time of issuance shall be, treated as life insurance or annuity contracts, under applicable provisions of the Code, and that it will make every reasonable effort to maintain such treatment, and that it will notify the Adviser immediately upon having a reasonable basis for believing the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, Company represents and warrants that each of its Accounts is a "segregated asset account" and that interests in the Accounts are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under Section 817 of the Code and the regulations thereunder. Company will use every reasonable effort to continue to meet such definitional requirements, and it will notify the Trust and the Adviser immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

Section 7. The Adviser represents and warrants that it is registered as an investment adviser with the SEC.

Section 8. The Trust represents and warrants that all of its trustees, officers, employees, and other individuals or entities dealing with the money and/or securities of the Trust are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less than the minimum coverage as required currentlyby Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

Section 9. The Company represents and warrants that all of its directors, officers, employees, and other individuals/entities employed or controlled by the Company dealing with the money and/or securities of the Account are covered by a blanket fidelity bond or similar coverage for the benefit of the Account, in an amount not less than $5 million. The aforesaid bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company. The Company agrees to hold for the benefit of the Trust and to pay to the Trust any amounts lost from larceny, embezzlement or other events covered by the aforesaid bond to the extent such amounts properly belong to the Trust pursuant to the terms of this Agreement. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Trust and the Adviser in the event that such coverage no longer applies.

                              ARTICLE III. Voting
                ARTICLE III. This text is hidden, do not remove.

                         Section 1. The Company shall:

               (a)            solicit voting instructions from Contract owners;


               (b) vote Trust shares in accordance with instructions received from Contract owners; and


               (c) vote Trust shares for which no instructions have been received in the same proportion as Trust shares of such portfolio for which instructions have been received,


so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners or to the extent otherwise required by law. The Company will vote Trust shares held in any segregated asset account in the same proportion as Trust shares of such Designated Portfolio for which voting instructions have been received from Contract owners, to the extent permitted by law.

Section 2. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges as required by the Exemptive Order and consistent with any reasonable standards that the Trust may adopt and provide in writing.

                 ARTICLE IV. Prospectuses and Proxy Statements
                ARTICLE IV. This text is hidden, do not remove.

Section 1. The Trust or its agent shall provide the Company with as many copies of the Trust's current prospectus (describing only the Designated Portfolios listed on Schedule A), any supplements thereto or, to the extent permitted and requested by Company, the Trust's profiles as the Company may reasonably request. If requested by the Company in lieu thereof, the Trust or its agent shall provide such documentation (including a "camera ready" final copy of such documentation ondiskette) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for the Trust is amended) to have the prospectus for the Contracts and the Trust's prospectus or profile printed together in one or more documents.
               The Trust agrees to cooperate with Company to provide the documents on a timely basis to meet Company's reasonable deadline requirements for production.

Section 2. The Trust or its agent shall provide the Company with information regarding the Designated Portfolios' expenses, which information may include a table of fees and related narrative disclosure for use in any prospectus or other descriptive document relating to a Contract. The Company shall provide prior written notice of any proposed modification of such information, which notice will describe in detail the manner in which the Company proposes to modify the information, agrees to provide the Trust or its agent with an opportunity to review such proposed modification prior to its use by the Company, and agrees not to use the proposed modification without the consent of the Trust or its agent, which consent shall not be unreasonably withheld.

Section 3. The Trust or its agent shall provide the Company with copies of the Designated Portfolios' proxy material, reports to shareholders (describing only the Designated Portfolios listed on Schedule A), and other communications to shareholders (each, a "Shareholder Communication") in such quantity as the Company shall reasonably require for distributing to Contract owners. If requested by the Company in lieu thereof, the Trust or its agent shall provide Shareholder Communications in "camera ready" format on diskette. The Trust agrees to cooperate with Company to provide such Shareholder Communications on a timely basis to meet
               Company's reasonable deadline requirements for production and delivery.

                   ARTICLE V. Sales Material and Information

                 ARTICLE V. This text is hidden, do not remove.

Section 1. The Company shall furnish, or shall cause to be furnished, to the Adviser each piece of sales literature or other promotional material that the Company develops and in which the Trust (or a Designated Portfolio thereof) or the Adviser is named. No such material shall be used until approved by the Adviser, and the Adviser will use its reasonable best efforts to review such sales literature or promotional material within ten Business Days after receipt of such material. The Adviser reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Trust (or a Designated Portfolio thereof) or the Adviser is named, and no such material shall be used if the Adviser so objects.

Section 2. The Company shall not give any information or make any representations or statements on behalf of the Trust or concerning the Trust or the Adviser in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus or SAI for the Trust shares, as such registration statement and prospectus or SAI may be amended or supplemented from time to time, or in reports or proxy statements for the Trust, or in sales literature or other promotional material approved by the Adviser, except with the permission of the Trust or its designee.

Section 3. Each of the Trust or the Advisor or its respective designee, shall furnish, or cause to be furnished, to the Company, each piece of sales literature or other promotional material that it develops and in which the Company, and/or its Account, is named.
               No such material shall be used until approved by the Company, and the Company will use its best efforts to review such sales literature or promotional material within ten Business Days after receipt of such material. The Company reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Company and/or its Account is named, and no such material shall be used if the Company so objects.

Section 4. The Trust shall not give any information or make any representations on behalf of the Company or concerning the Company, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), or SAI for the Contracts, as such registration statement, prospectus, or SAI may be amended or supplemented from time to time, or in published reports for the Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

Section 5. The Trust will provide to the Company at least one complete copy of all registration statements, prospectuses, SAIs, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Designated Portfolios or their shares, promptly after the filing of such document(s) with the SEC or other regulatory authorities.

Section 6. The Company will provide to the Trust at least one complete copy of all registration statements, prospectuses (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), SAIs, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Account, promptly after the filing of such document(s) with the SEC or other regulatory authorities. The Company shall provide to the Adviser and the Trust any complaints received from the Contract owners pertaining to the Trust or a Designated
               Portfolio.

Section 7. For purposes of this Article IV, the phrase "sales literature and other promotional materials" includes, but is not limited to, any of the following that refer to the Trust, any Designated
               Portfolio or any affiliate of the Trust: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, SAIs, shareholder reports, proxy materials, and any other Shareholder Communications distributed or made generally available with regard to the Trust.

                         ARTICLE VI. Fees and Expenses
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Section 1.     Except as otherwise provided herein, no party to this
               Agreement shall pay any fee or other compensation to any other party to this Agreement. Except as otherwise provided herein, all expenses incident to performance by a party under this Agreement shall be paid by such party.

Section 2. The Trust or its agent will pay the expenses associated with the following: setting the prospectus and profiles in type;
               printing copies of the prospectus and profiles to be delivered to existing Contract owners investing in the Designated Portfolios;
               providing a reasonable number of copies of the SAI to the Company for itself and for any current owner of a Contract who requests such SAI; setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report); and the preparation of all statements and notices required by any federal or state law.

Section 3. Unless otherwise agreed, the Company shall bear the expenses of printing copies of the current prospectus and profiles for the Contracts; printing copies of the Trust's prospectus and profiles that are used in connection with offering the Contracts;
               distributing the Trust's prospectus to owners of Contracts issued by the Company; and of distributing the Trust's proxy materials and reports to such Contract owners. If the prospectus for the Contracts and the Trust's prospectus are printed together in one or more documents, printing costs shall be allocated to reflect the Trust's share, pursuant to Section 6.2, of the total costs for printing the Trust's prospectus(es) to be delivered to existing Contract owners investing in the Designated
               Portfolio(s), determined according to the number of pages of the Trust's respective portions of the documents.

                        ARTICLE VII. Potential Conflicts
                ARTICLE VII. This text is hidden, do not remove.

Section 1. The parties to this Agreement agree that the conditions or undertakings required by the Exemptive Order that may be imposed on the Company, the Trust and/or the Adviser by virtue of such order by the SEC: (i) shall apply only upon the sale of shares of the Designated Portfolios to variable life insurance separate accounts (and then only to the extent required under the 1940
               Act); (ii) will be incorporated herein by reference; and (iii) such parties agree to comply with such conditions and undertakings to the extent applicable to each such party notwithstanding any provision of this Agreement to the contrary.

Section 2. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Exemptive Order) on terms and conditions materially different from those contained in the Exemptive Order, then (a) the parties to this Agreement shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b)
               Sections 3.1 and 3.2 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

                         ARTICLE VIII. Indemnification
               ARTICLE VIII. This text is hidden, do not remove.


                   Section 1. Indemnification By the Company

8.1 The Company agrees to indemnify and hold harmless each of the Trust and the Adviser and each of their trustees/directors and officers, and each person, if any, who controls the Trust or the Adviser within the meaning of Section 15 of the 1933 Act or who is under common control with the Trust or the Adviser (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:


        (a) arise out of or are based upon any untrue statement or alleged untrue statements of any material fact contained in the registration statement, prospectus (which shall include a written description of a Contract that is not registered under the 1933 Act), or SAI for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party to the extent that such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Trust for use in the registration statement, prospectus or SAI for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Trust shares; or


        (b)     arise out of or as a result of statements or representations
                (other than statements or representations contained in the registration statement, prospectus, SAI, or sales literature of the Trust not supplied by the Company or persons under its control) or wrongful conduct of the Company or its agents or persons under the Company's authorization or control, with respect to the sale or distribution of the Contracts or Trust shares; or


        (c) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature of the Trust or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Trust by or on behalf of the Company; or


        (d) arise as a result of any material failure by the Company to provide the services and furnish the materials required under the terms of this Agreement (including a material failure, whether unintentional or in good faith or otherwise, to comply with the qualification requirements specified in Section 2.6 of this Agreement); or


        (e) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or


        (f) arise out of information provided to the Company pursuant to this Agreement, or to any other Participating Insurance Company pursuant to another participation agreement, which information is based on incorrect information supplied by the Company to the Trust or Adviser.


as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

8.2 The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of its obligations or duties under this Agreement.


8.3 The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against an Indemnified
        Party, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, unless such Indemnified Party's interests in such legal process are materially adverse to those of the Company and indemnification is otherwise appropriate under this Section
        8.1, provided that the Company shall be liable for the costs and expenses of different counsel for separate Indemnified Parties for related claims or actions only to the extent that such Indemnified
        Parties' interest in such legal process are materially adverse to each other. The Company shall not settle or compromise any action of which it assumes the defense without the consent of the affected Indemnified
        Parties unless the Indemnified Parties are thereby released of all liability, fault and obligation.


8.4 The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Trust shares or the Contracts or the operation of the Trust.


                   Section 2. Indemnification by the Adviser

8.1 The Adviser agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Adviser) or litigation
        (including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:


        (a) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature of the Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Adviser or Trust by or on behalf of the Company for use in the registration statement, prospectus or SAI for the Trust or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Trust shares; or


        (b)     arise out of or as a result of statements or representations
                (other than statements or representations contained in the registration statement, prospectus, SAI or sales literature for the Contracts not supplied by the Trust or the Adviser) or wrongful conduct of the Trust or Adviser with respect to the sale or distribution of the Contracts or Trust shares; or


        (c) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Trust or the Adviser; or


        (d) arise as a result of any material failure by the Adviser to provide the services and furnish the materials required under the terms of this Agreement (including a material failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Sections 2.3 and 2.4 of this Agreement); or


        (e) arise out of or result from any material breach of any representation and/or warranty made by the Adviser in this Agreement or arise out of or result from any other material breach of this Agreement by the Adviser;


as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof.

8.2 The Adviser shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance or such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company or the Account, whichever is applicable.


8.3 The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified
        Party, the Adviser will be entitled to participate, at its own expense, in the defense thereof. The Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Adviser to such party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.


8.4 The Company agrees promptly to notify the Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.


                     Section 3. Indemnification By the Trust

8.1 The Trust agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.4) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Trust) or litigation (including legal and other expenses) to which the Indemnified
        Parties may be required to pay or may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages, liabilities or expenses (or actions in respect thereof) or settlements:


        (a) arise as a result of any material failure by the Trust to provide the services and furnish the materials required under the terms of this Agreement; or


        (b) arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement or arise out of or result from any other material breach of this Agreement by the Trust;


as limited by and in accordance with the provisions of Sections 8.4(b) and 8.4(c) hereof. The parties acknowledge that the Trust's indemnification obligations under this Section 8.4 are subject to applicable law. The Company agrees that, in the event an obligation to indemnify exists pursuant to Section
8.4 as well as Section 8.2 or Section 8.3 hereof, it will seek satisfaction under the indemnification provisions of Section 8.2 or Section 8.3 before seeking indemnification under this Section 8.4.

8.2 The Trust shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company or the Account, whichever is applicable.


8.3 The Trust shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Trust in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Trust of any such claim shall not relieve the Trust from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified
        Parties, the Trust or its agent will be entitled to participate, at its own expense, in the defense thereof. The Trust or its agent also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Trust to such party of the Trust's (or its agent's) election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Trust or its agent will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.


8.4 The Company agrees promptly to notify the Trust of the commencement of any litigation or proceeding against it or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Trust.


                           ARTICLE IX. Applicable Law
                ARTICLE IX. This text is hidden, do not remove.

Section 1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

Section 2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith. If, in the future, the Exemptive Order should no longer be necessary under applicable law, then Article VII shall no longer apply.

                             ARTICLE X. Termination
                 ARTICLE X. This text is hidden, do not remove.

Section 1. This Agreement shall continue in full force and effect until the first to occur of:

                  i. termination by any party, for any reason with respect to some or all Designated Portfolios, by three (3) months advance written notice delivered to the other parties;
                        or


                        (a) termination by the Company by written notice to the Adviser and the Trust based upon the Company's determination that shares of the Trust are not reasonably available to meet the requirements of the Contracts; or


                        (b) termination by the Company by written notice to the Adviser and the Trust in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or


                        (c) termination by the Adviser or the Trust in the event that formal administrative proceedings are instituted against the Company by the NASD, the SEC, an insurance commissioner or like official of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Designated Portfolios' shares; provided, however, that the Adviser determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Company to perform its obligations under this Agreement; or


                        (d) termination by the Company in the event that formal administrative proceedings are instituted against the Trust or the Adviser by the SEC or any state securities or insurance department or any other regulatory body; provided, however, that the Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Adviser or the Trust to perform its obligations under this Agreement; or


                        (e) termination by the Company by written notice to the Adviser and the Trust with respect to any Designated Portfolio in the event that such Designated Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M or fails to comply with the Section 817(h) diversification requirements specified in Section
                              2.3 hereof, or if the Company reasonably believes that such Designated Portfolio may fail to so qualify or comply; or


                        (f) termination by the Adviser or the Trust by written notice to the Company in the event that the Contracts fail to meet the qualifications specified in Section 2.6 hereof; or


                        (g) termination by the Adviser or the Trust by written notice to the Company, if the Adviser shall determine, in its sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or


                        (h) termination by the Company by written notice to the Adviser and the Trust, if the Company shall determine, in its sole judgment exercised in good faith, that the Adviser or the Trust has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or


                        (i) termination by the Adviser or the Trust by written notice to the Company, if the Company gives the Adviser the written notice specified in Section
                              1.7(a)(ii) hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this Agreement; provided, however, any termination under this Section 10.1(j) shall be effective forty-five days after the notice was given; or


            ii. termination by the Trust if the Board has decided to (i) refuse to sell shares of any Designated Portfolio to the Company and/or any of its Accounts; (ii) suspend or terminate the offering of shares of any Designated Portfolio; or (iii) dissolve, reorganize, liquidate, merge or sell all assets of the Trust or any Designated Portfolio, subject to the provisions of Section 1.1; or


                        (j) termination by the Company upon any substitution of the shares of another investment company or series thereof for shares of a Designated
                              Portfolio of the Trust in accordance with the terms of the Contracts, provided that the Company has given at least 45 days prior written notice to the Adviser and the Trust of the date of substitution;


                        (k) termination by any party in the event that the Board determines that a material irreconcilable conflict exists as provided in Article VII; or


Section 2. (a) Notwithstanding any termination of this Agreement, and except as provided in Section 10.2(b), the Trust shall, at the option of the Company, continue, until the one year anniversary from the date of termination, and from year to year thereafter if deemed appropriate by the Trust, to make available additional shares of the Designated Portfolios pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts").

               Specifically, based on instructions from the owners of the Existing Contracts, the Accounts shall be permitted to reallocate investments in the Designated Portfolios of the Trust and redeem investments in the Designated
Portfolios, and shall be permitted to invest in the Designated Portfolios in the event that owners of the Existing Contracts make additional premium payments under the Existing Contracts.


               Company agrees, promptly after any termination of this Agreement, to take all steps necessary to redeem the investment of the Accounts in the Designated Portfolios within one year from the date of termination of the Agreement as provided in Article X. Such steps shall include, but not be limited to, obtaining an order pursuant to Section 26(c) of the 1940 Act to permit the substitution of other securities for the shares of the Designated Portfolios.
The Trust may, in its discretion, permit the Accounts to continue to invest in the Designated Portfolios beyond such one year anniversary for an additional year beginning on the first annual anniversary of the date of termination, and from year to year thereafter; provided that the Trust agrees in writing to permit the Accounts to continue to invest in the Designated Portfolios at the beginning of any such year.


               (b) In the event (i) the Agreement is terminated pursuant to Sections 10.1(g) or 10.1(m), at the option of the Trust or the Adviser; or (ii) the one year anniversary of the termination of the Agreement is reached or, after waiver as provided in Section 10.2(a), such subsequent anniversary is reached (each of (i) and (ii) referred to as a "triggering event" and the date of termination as provided in (i) or the date of such anniversary as provided in
(ii) referred to as the "request date"), the parties agree that such triggering event shall be considered as a request for immediate redemption of shares of the Designated Portfolios held by the Accounts, received by the Trust and its agents as of the request date, and the Trust agrees to process such redemption request in accordance with the 1940 Act and the regulations thereunder and the Trust's registration statement.


               (c) The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement. The parties further agree that, to the extent that all or a portion of the assets of the Accounts continue to be invested in the Trust or any Designated Portfolio of the Trust, Articles I, II, VII, VIII and IX will remain in effect after termination.

Section 3. Notwithstanding any termination of this Agreement, each party's obligation under Article VIII to indemnify the other parties shall survive.



                              ARTICLE XI. Notices
                ARTICLE XI. This text is hidden, do not remove.

          Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.


If to the Company:                   Midland National Life Insurance Company
                                     One Midland Plaza
                                     Sioux Falls, SD  57193-0001
                                     Attn:  General Counsel

                   With copy:        Midland National Life Insurance Company
                                     Attn:  Variable Annuity Department
                                     4601 Westown Parkway, Suite 300
                                     West Des Moines, IA  50266-1071

If to Adviser:              Rafferty Asset Management, LLC
                            33 Whitehall Street, 10th Floor
                            New York, NY 10004
                            Attn: Daniel O'Neill

If to the Trust:            The Potomac Insurance Trust
                            33 Whitehall Street, 10th Floor
                            New York, NY 10004
                            Attn: Daniel O'Neill


                           ARTICLE XII. Miscellaneous
                ARTICLE XII. This text is hidden, do not remove.

Section 1. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information has come into the public domain.

Section 2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

Section 3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

Section 4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

Section 5. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.
               Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the Iowa Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable insurance operations of the Company are being conducted in a manner consistent with the Iowa insurance laws and regulations and any other applicable law or regulations.

Section 6. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

Section 7. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that the Adviser may assign this Agreement or any rights or obligations hereunder to any affiliate or company under common control with the Adviser, if such assignee is duly licensed and registered to perform services under this Agreement. The Company shall promptly notify the Trust and the Adviser of any change in control of the Company.

Section 8. All persons dealing with the Trust must look solely to the property of the respective Designated Portfolios listed on Schedule A hereto as though each such Designated Portfolio had separately contracted with such party for the enforcement of any claims against the Trust. The parties agree that neither the Board, officers, agents or shareholders of the Trust assume any personal liability or responsibility for obligations entered into by or on behalf of the Trust. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust, acting as such, and neither such authorization by the Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but bind only the trust property of the Trust as provided in the Trust's
               Declaration of Trust. The provisions of this section 12.8 shall survive termination of the Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date specified below.

Midland National Life Insurance Company: By its authorized officer
                                By:
                                   ---------------------------------------------
                                Title:
                                      ------------------------------------------
                                Date:
                                     -------------------------------------------

Rafferty Asset Management, LLC By its authorized officer:
                                By:
                                   ---------------------------------------------
                                Title:
                                      ------------------------------------------
                                Date:
                                     -------------------------------------------

The Potomac Insurance Trust By its authorized officer:
                                By:
                                   ---------------------------------------------
                                Title:
                                      ------------------------------------------
                                Date:
                                     -------------------------------------------






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                                   Schedule A

Accounts                    Contracts          Designated Portfolios                Trading Notice Deadlines
Separate Account A          None





          Separate Account C         Vector Variable Annuity, Vector II Variable Annuity, National Advantage Variable Annuity,
Advantage III Variable Annuity, MNL Advisor Variable Annuity


Designated Portfolios:  Potomac Dynamic VP HY Bond Fund, Potomac Evolution VP Managed Bond Fund, Potomac Evolution VP
Managed Equity Fund
Trading Notice Deadlines:  [requested from Potomac]




Exhibit 24(b)(8)(g)






                             PARTICIPATION AGREEMENT


                                      Among


                              RYDEX VARIABLE TRUST,

                            RYDEX DISTRIBUTORS, INC.

                                       and

               Section 9. MIDLAND NATIONAL LIFE INSURANCE COMPANY

                                   DATED AS OF

                                DECEMBER 15, 2005


                                                    TABLE OF CONTENTS


                                                                                                           Page

ARTICLE I.         Purchase of Trust Shares...................................................................2

ARTICLE II.        Representations and Warranties.............................................................4

ARTICLE III.       Prospectuses, Reports to Shareholders and Proxy Statements; Voting.........................6

ARTICLE IV.        Sales Material and Information.............................................................7

ARTICLE V.         Fees and Expenses..........................................................................9

ARTICLE VI.        Diversification............................................................................9

ARTICLE VII.       Potential Conflicts........................................................................9

ARTICLE VIII.      Indemnification...........................................................................11

ARTICLE IX.        Applicable Law............................................................................16

ARTICLE X.         Termination...............................................................................16

ARTICLE XI.        Notices...................................................................................17

ARTICLE XII.       Miscellaneous.............................................................................17

SCHEDULE A         Separate Accounts and Associated Contracts................................................21

SCHEDULE B         Proxy Voting Procedures...................................................................22

SCHEDULE C         Funds of the Trust........................................................................25



          THIS AGREEMENT, made and entered into as of the 15th day of December, 2005 by and among MIDLAND NATIONAL LIFE INSURANCE COMPANY (hereinafter the "Company"), An Iowa corporation, on its own behalf and on behalf of each separate account of the Company set forth on Schedule A hereto as may be amended from time to time (each such account hereinafter referred to as the "Account"), RYDEX VARIABLE TRUST (hereinafter the "Trust"), a Delaware business trust, and RYDEX DISTRIBUTORS, INC. (hereinafter the "Underwriter"), a Maryland corporation.

          WHEREAS, the Trust engages in business as an open-end management investment company and is available to act as (i) the investment vehicle for separate accounts established by insurance companies for individual and group life insurance policies and individual and group annuity contracts with variable accumulation and/or pay-out provisions (hereinafter referred to individually and/or collectively as "Variable Insurance Products") and (ii) the investment vehicle for certain qualified pension and retirement plans (hereinafter "Qualified Plans"); and

          WHEREAS, insurance companies desiring to utilize the Trust as an investment vehicle under their Variable Insurance Products enter into participation agreements with the Trust and the Underwriter (the "Participating Insurance Companies");

          WHEREAS, beneficial interests in the Trust are divided into several series of interests or shares, each representing the interest in a particular managed portfolio of securities and other assets, any one or more of which may be made available under this Agreement, as may be amended from time to time by mutual agreement of the parties hereto (each such series is hereinafter referred to as a "Fund"); and

          WHEREAS, the Trust has obtained an order from the Securities and Exchange Commission, dated February 25, 1999 (File No. 812-11344), granting Participating Insurance Companies and Variable Insurance Product separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (hereinafter the "1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of a Fund to be sold to and held by Variable Insurance Product separate accounts of both affiliated and unaffiliated life insurance companies and Qualified Plans (hereinafter the "Shared Funding Exemptive Order"); and

          WHEREAS, the Trust is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

          WHEREAS, the Underwriter is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD") and serves as principal underwriter of the shares of the Trust; and


          WHEREAS, the Company has registered or will register certain Variable Insurance Products under the 1933 Act; and

          WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution or under authority of the Board of Directors of the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the aforementioned Variable Insurance Products; and

          WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act; and

          WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Funds on behalf of each Account to fund certain of the aforementioned Variable Insurance Products and the Underwriter is authorized to sell such shares to each such Account at net asset value;

          NOW, THEREFORE, in consideration of their mutual promises, the Company, the Trust and each Underwriter agree as follows:


                       ARTICLE I. Purchase of Trust Shares

          1.1. The Trust agrees to make available for purchase by the Company shares of the Trust and shall execute orders placed for each Account on a daily basis at the net asset value next computed after receipt by the Trust or its designee of such order. For purposes of this Section 1.1, the Company shall be the designee of the Trust for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives the final order by 9:00 a.m. Eastern time on the next following business day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the Securities and Exchange Commission. [Need to insert language in Article I to support 2x trading ability]

          1.2. The Trust, so long as this Agreement is in effect, agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Trust calculates its net asset value pursuant to rules of the Securities and Exchange Commission and the Trust shall use reasonable efforts to calculate such net asset value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Trustees of the Trust (hereinafter the "Board") may refuse to permit the Trust to sell shares of any Fund to any person, or suspend or terminate the offering of shares of any Fund if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Fund.

          1.3. The Trust agrees that shares of the Trust will be sold only to Participating Insurance Companies and their separate accounts and to certain Qualified Plans all in accordance with the requirement of Section 817(h)(1) of the Internal Revenue Code of 1986, as amended ("Code") and Treasury regulation 1.817-5(f). No shares of any Fund will be sold to the general public.

          1.4. The Trust will not make its shares available for purchase by any insurance company or separate account unless an agreement containing provisions substantially the same as in Section 1.3 of Article I, Section 3.5 of Article III, Article VI and Article VII of this Agreement is in effect to govern such sales.

          1.5. The Trust agrees to redeem for cash, on the Company's request, any full or fractional shares of a Trust held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Trust or its designee of the request for redemption. Subject to and in accordance with applicable laws, and subject to written consent of the Company, the Trust may redeem shares for assets other than cash. For purposes of this
Section 1.5, the Company shall be the designee of the Trust for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives the final request by 9:00 a.m. Eastern time on the next following Business Day.

          1.6. The Company agrees that purchases and redemptions of Fund shares offered by the then current prospectus of the Trust shall be made in accordance with the provisions of such prospectus. The Variable Insurance Products issued by the Company, under which amounts may be invested in the Trust (hereinafter the "Contracts"), are listed on Schedule A attached hereto and incorporated herein by reference, as such Schedule A may be amended from time to time by mutual written agreement of all of the parties hereto.

          1.7. The Company shall pay for Trust shares on the next Business Day after an order to purchase Trust shares is made in accordance with the provisions of Section 1.1 hereof. Payment shall be in federal funds transmitted by wire. For purposes of Section 2.9 and 2.10, upon receipt by the Trust of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Trust.

          1.8. Issuance and transfer of the Trust's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Shares ordered from the Trust will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.




          1.9. The Trust shall furnish same day notice (by electronic means, wire or telephone, followed by written confirmation) to the Company of any income, dividends or capital gain distributions payable on Fund shares. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on the Fund shares in additional shares of that Fund. The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Trust shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

          1.10. The Trust shall make the net asset value per share for each Fund available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated (normally by 6:30 p.m. Eastern time) and shall use its best efforts to make such net asset value per share available by 7:00 p.m. Eastern time.


                   ARTICLE II. Representations and Warranties

          2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act; that the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under Iowa state insurance laws and has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.

          2.2. The Trust represents and warrants that Trust shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of Delaware and all applicable federal and state securities laws and that the Trust is and shall remain registered under the 1940 Act. The Trust shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Trust shall register and qualify the shares for sale in accordance with the laws of the various states, to the extent required by applicable state law.

          2.3. The Trust represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that it will maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.




          2.4. The Company represents and warrants that the Contracts are currently treated as life insurance policies or annuity contracts, under applicable provisions of the Code and that it will make every effort to maintain such treatment and that it will notify the Trust immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

          2.5. The Trust represents that to the extent that it decides to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, it will have a board of trustees, a majority of whom are not interested persons of the Trust, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

          2.6. The Trust represents that the Trust's investment policies, fees and expenses are and shall at all times remain in compliance with the laws of the State of Delaware and the Trust represents that their respective operations are and shall at all times remain in material compliance with the laws of the State of Delaware to the extent required to perform this Agreement.

          2.7. The Trust represents that it is lawfully organized and validly existing under the laws of the State of Delaware and that it does and will comply in all material respects with the 1940 Act.

          2.8. The Underwriter represents and warrants that it is and shall remain duly registered in all material respects to the extent under all applicable federal and state securities laws and that it will perform its obligations for the Trust in compliance in all material respects with the laws of its state of domicile and any applicable state and federal securities laws.

          2.9. The Trust represents and warrants that its directors, officers, and employees dealing with the money and/or securities of the Trust are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less than the minimum coverage as required by Rule 17g-(1) under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid blanket fidelity bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

          2.10. The Company represents and warrants that all of its directors, officers, and employees dealing with the money and/or securities of the Trust are and shall continue to be covered by a blanket fidelity bond or similar coverage for the benefit of the Company and the Separate Account in an amount not less than the minimum coverage as required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid blanket fidelity bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.




 ARTICLE III. Prospectuses, Reports to Shareholders and Proxy Statements; Voting

          3.1. The Trust or its designee shall provide the Company with as many printed copies of the Trust's current prospectus and statement of additional information as the Company may reasonably request. If requested by the Company, in lieu of providing printed copies the Trust shall provide camera-ready film or computer diskettes containing the Trust's prospectus and statement of additional information, and such other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus and/or statement of additional information for the Trust is amended during the year) to have the prospectus for the Contracts and the Trust's prospectus printed together in one document, and to have the statement of additional information for the Trust and the statement of additional information for the Contracts printed together in one document. Alternatively, the Company may print the Trust's prospectus and/or its statement of additional information in combination with other trusts or companies' prospectuses and statements of additional information, together with the prospectus and/or statement of additional information for the Contracts.

          3.2. Except as provided in this Section 3.2., all expenses of printing and distributing Trust prospectuses and statements of additional information shall be the expense of the Company. For prospectuses and statements of additional information provided by the Company to its existing owners of Contracts in order to update disclosure as required by the 1933 Act and/or the 1940 Act, the cost of printing shall be borne by the Trust. The Trust will provide camera-ready film or computer diskettes in lieu of receiving printed copies of the Trust's prospectus. The Company agrees to provide the Trust or its designee with such information as may be reasonably requested by the Trust to assure that the Trust's expenses do not include the cost of printing any prospectuses or statements of additional information other than those actually distributed to existing owners of the Contracts.

          3.3. The Trust's statement of additional information shall be obtainable from the Trust, the Company or such other person as the Trust may designate, as agreed upon by the parties.

          3.4. The Trust, at its expense, shall provide the Company with copies of its proxy statements, reports to shareholders, and other communications (except for prospectuses and statements of additional information, which are covered in section 3.1) to shareholders in such quantity as the Company shall reasonably require for distributing to Contract owners.

          3.5. If and to the extent required by law the Company shall:

          (i)       solicit voting instructions from Contract owners;

          (ii) vote the Fund shares in accordance with instructions received from Contract owners; and

          (iii) vote Fund shares for which no instructions have been received in the same proportion as Trust shares of such Fund for which instructions have been received,

so long as and to the extent that the Securities and Exchange Commission continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. The Company reserves the right to vote Fund shares held in any Account in its own right, to the extent permitted by law. The Trust and the Company shall follow the procedures, and shall have the corresponding responsibilities, for the handling of proxy and voting instruction solicitations, as set forth in Schedule B attached hereto and incorporated herein by reference. Participating Insurance Companies shall be responsible for ensuring that each of their separate accounts participating in a Fund calculates voting privileges in a manner consistent with the standards set forth on Schedule B, which standards will also be provided to the other Participating Insurance Companies.

          3.6. The Trust will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Trust will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Trust is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Trust will act in accordance with the Securities and Exchange Commission's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

          3.7. The Trust shall use reasonable efforts to provide Trust prospectuses, reports to shareholders, proxy materials and other Trust communications (or camera-ready equivalents) to the Company sufficiently in advance of the Company's mailing dates to enable the Company to complete, at reasonable cost, the printing, assembling and distribution of the communications in accordance with applicable laws and regulations.

                   ARTICLE IV. Sales Material and Information

          4.1. The Company shall furnish, or shall cause to be furnished, to the Underwriter, each piece of sales literature or other promotional material in which the Trust or the Underwriter is named, at least five Business Days prior to its use. No such material shall be used if the Trust or its designee reasonably objects to such use within five Business Days after receipt of such material.


          4.2. The Company shall not give any information or make any representations or statements on behalf of the Trust or concerning the Trust in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Trust, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Trust, or in sales literature or other promotional material approved by the Trust or its designee, except with the permission of the Trust.

          4.3. The Trust or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company or its separate account(s) or Contracts are named at least five Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within five Business Days after receipt of such material.

          4.4. The Trust and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts, other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

          4.5. The Trust will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Trust or its shares, contemporaneously with the filing of such document with the Securities and Exchange Commission or other regulatory authorities.

          4.6. The Company will provide to the Trust at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the investment in the Trust under the Contracts, contemporaneously with the filing of such document with the Securities and Exchange Commission or other regulatory authorities.




          4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following that refer to the Trust or any affiliate of the Trust: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, statements of additional information, shareholder reports, and proxy materials.



                          ARTICLE V. Fees and Expenses

          5.1. The Trust shall pay no fee or other compensation to the Company under this Agreement, except that if the Trust or any Fund adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses or a shareholder servicing plan to finance investor services, then payments may be made to the Company, or to the underwriter for the Contracts, or to other service providers if and in amounts agreed upon by the parties.

          5.2. All expenses incident to performance by the Trust under this Agreement shall be paid by the Trust. The Trust shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Trust, in accordance with applicable state laws prior to their sale. The Trust shall bear the expenses for the cost of registration and qualification of Fund shares, preparation and filing of the Trust's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), distributing the Trust proxy materials to owners of Contracts, the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of Fund shares.

          5.3. The Company shall bear the expenses of distributing the Trust's prospectus, proxy materials and reports to owners of Contracts issued by the Company, other than the expenses of distributing prospectuses and statements of additional information to existing contract owners.

                           ARTICLE VI. Diversification

          6.1. The Trust will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Trust will at all times comply with Section 817(h) of the Code and Treasury Regulation 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations. In the event of a breach of this Article VI by a Fund, the Trust will take all reasonable steps (a) to notify Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Regulation 1.817-5.

                        ARTICLE VII. Potential Conflicts

          7.1. The Board will monitor the Trust for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Trust. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Fund are being managed; (e) a difference in voting instructions given by Variable Insurance Product owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

          7.2. The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.

          7.3. If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Trust or any Fund and reinvesting such assets in a different investment medium, including (but not limited to) another Fund of the Trust, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance policy owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

          7.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Trust's election, to withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account (at the Company's expense); provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

          7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the position of the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Underwriter and Trust shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Trust.

          7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Trust be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.

          7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

                          ARTICLE VIII. Indemnification

          8.1.  Indemnification By The Company

          8.1(a) The Company agrees to indemnify and hold harmless the Trust and each member of the Board and each officer and employee of the Trust, the Underwriter and each director, officer and employee of the Underwriter, and each person, if any, who controls the Trust, or the Underwriter within the meaning of
Section 15 of the 1933 Act (collectively, an "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities, or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of Fund shares or the Contracts and:

          (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus or statement of additional information for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Trust for use in the registration statement or prospectus or statement of additional information for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Trust shares; or

          (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature of the Trust not supplied by the Company, or persons under its control and other than statements or representations authorized by the Trust or the Underwriter) or unlawful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Trust shares; or

          (iii) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information or sales literature of the Trust or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Trust by or on behalf of the Company; or

          (iv) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

          (v) arise out of or result from any material breach of any representation or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

          8.1(b). The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

          8.1(c). The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          8.1(d). The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Trust shares or the Contracts or the operation of the Trust.

          8.2.  Indemnification by the Underwriter

          8.2(a). The Underwriter agrees to indemnify and hold harmless the Company and each of its directors, officers and employees and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, an "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of shares of a Fund or the Contracts and:

          (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus, statement of additional information or sales literature of the Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Trust by or on behalf of the Company for use in the registration statement, prospectus, statement of additional information for the Trust or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature for the Contracts not supplied by the Trust or persons under its control and other than statements or representations authorized by the Company) or unlawful conduct of the Trust, Underwriter(s) or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Trust; or

          (iv) arise as a result of any failure by the Trust to provide the services and furnish the materials under the terms of this Agreement, or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Trust or Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter; as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

          8.2(b). The Underwriter shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities, or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

          8.2(c). The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          8.2(d). The Company agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of each Account.


          8.3.  Indemnification by the Trust

          8.3(a). The Trust agrees to indemnify and hold harmless the Company, and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (hereinafter collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements result from the gross negligence, bad faith or willful misconduct of the Board or any member thereof, and are related to the operations of the Trust and:

          (i) arise as a result of any failure by the Trust to provide the services and furnish the materials under the terms of this Agreement; or

          (ii) arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement or arise out of or result from any other material breach of this Agreement by the Trust;

          8.3(b). The Trust shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

          8.3(c). The Trust shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Trust in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Trust of any such claim shall not relieve the Trust from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Trust will be entitled to participate, at its own expense, in the defense thereof. The Trust also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Trust to such party of the Trust's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Trust will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          8.3(d). The Company agrees promptly to notify the Trust of the commencement of any litigation or proceedings against it or any of its respective officers or directors in connection with this Agreement, the issuance or sale of the Contracts, with respect to the operation of either Account, or the sale or acquisition of shares of the Trust.

                           ARTICLE IX. Applicable Law

          9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the substantive laws of the State of Delaware.

          9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

                             ARTICLE X. Termination

10.1. This Agreement shall continue in full force and effect until the first to occur of:

          (a) termination by any party for any reason by one hundred and eighty (180) days advance written notice delivered to the other parties; or

          (b) termination by the Company by written notice to the Trust and the Underwriter with respect to any Fund based upon the Company's determination that shares of such Fund are not reasonably available to meet the requirements of the Contracts; or

          (c) termination by the Company by written notice to the Trust and the Underwriter with respect to any Fund in the event any of the Fund's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

          (d) termination by the Company by written notice to the Trust and the Underwriter with respect to any Fund in the event that such Fund ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or under any successor or similar provision, or if the Company reasonably believes that the Trust may fail to so qualify; or

          (e) termination by the Company by written notice to the Trust and the Underwriter with respect to any Fund in the event that such Fund falls to meet the diversification requirements specified in Article VI hereof; or

          (f) termination by the Trust by written notice to the Company if the Trust shall determine, in its sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity, or

          (g) termination by the Company by written notice to the Trust and the Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that either the Trust or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

          10.2. Notwithstanding any termination of this Agreement, the Trust shall, at the option of the Company, continue to make available additional shares of the Trust pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing, Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to direct reallocation of investments in the Trust, redemption of investments in the Trust and investment in the Trust upon the making of additional purchase payments under the Existing Contracts. The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

          10.3. The Company shall not redeem Trust shares attributable to the Contracts (as distinct from Trust shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, or (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the Securities and Exchange Commission pursuant to
Section 26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the Trust the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the Trust) to the effect that any redemption pursuant to clause (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract Owners from allocating payments to a Fund that was otherwise available under the Contracts without first giving the Trust 90 days prior written notice of its intention to do so.

                               ARTICLE XI. Notices

          Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

          If to the Trust:
                   Rydex Variable Trust
                   6116 Executive Boulevard, Suite 400
                   Rockville, MD  20852

          If to Underwriter:
                   Rydex Distributors, Inc.
                   6116 Executive Boulevard, Suite 400
                   Rockville, MD  20852


          If to the Company:
                   Midland National Life Insurance Company
                   Attn: Senior Vice President, Chief Legal Officer Director One Midland Plaza
                   Sioux Falls, SD  57193-0001



                           ARTICLE XII. Miscellaneous

          12.1. All persons dealing with the Trust must look solely to the property of the Trust for the enforcement of any claims against the Trust as neither the Board, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Trust.

          12.2. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party.

          12.3. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

          12.4. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

          12.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

          12.6. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the National Association of Securities Dealers and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the California Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the insurance operations of the Company are being conducted in a manner consistent with the California Insurance Regulations and any other applicable law or regulations.

          12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations at law or in equity, which the parties hereto are entitled to under state and federal laws.

          12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that an Underwriter may assign this Agreement or any rights or obligations hereunder to any affiliate of or company under common control with the Underwriter, if such assignee is duly licensed and registered to perform the obligations of the Underwriter under this Agreement.

          12.9. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee copies of the following reports:

          (a) the Company's annual statement (prepared under statutory accounting principles) and annual report (prepared under generally accepted accounting principles ("GAAP"), if any), as soon as practical and in any event within 90 days after the end of each fiscal year;

          (b) the Company's quarterly statements (statutory) (and GAAP, if any), as soon as practical and in any event within 45 days after the end of each quarterly period:

          (c) any registration statement (without exhibits) and financial reports of the Company filed with the Securities and Exchange Commission or any state insurance regulator, as soon as practical after the filing thereof;

          (d) any other report submitted to the Company by independent accountants in connection with any annual, interim or special audit made by them of the books of the Company, as soon as practical after the receipt thereof.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.


MIDLAND NATIONAL LIFE INSURANCE COMPANY

By:       ______________________________
12.1      Esfand Dinshaw


12.2      Senior Vice President



RYDEX VARIABLE TRUST

By:       ______________________________
          Carl G. Verboncoeur
          President



RYDEX DISTRIBUTORS, INC.

By:       ______________________________
          Carl G. Verboncoeur
          President


                                   SCHEDULE A

                   SEPARATE ACCOUNTS AND ASSOCIATED CONTRACTS

          Shares of the Funds of the Trust shall be made available as investments for the following Separate Accounts:


    Name of Separate Account and                        Form Number and Name of Contract
Date Established by Board of Directors                     Funded by Separate Account

Separate Account C, established March 1991     Form AS087A, National Advantage(R)Variable Annuity
                                               Form AS085A, Advantage II(R)Variable Annuity
                                               Form AS085A, Advantage IIISM Variable Annuity
                                               Form ASxxxx, Vector Variable Annuity
                                               Form ASxxxx, Vector II Variable Annuity





                                   SCHEDULE B

                             PROXY VOTING PROCEDURES


The following is a list of procedures and corresponding responsibilities for the handling of proxies and voting instructions relating to the Trust. The defined terms herein shall have the meanings assigned in the Participation Agreement except that the term "Company" shall also include the department or third party assigned by the Company to perform the steps delineated below.

1 The proxy proposals are given to the Company by the Trust as early as possible before the date set by the Trust for the shareholder meeting to enable the Company to consider and prepare for the solicitation of voting instructions from owners of the Contracts and to facilitate the establishment of tabulation procedures. At this time the Trust will inform the Company of the Record, Mailing and Meeting dates. This will be done verbally approximately two months before meeting.

2 Promptly after the Record Date, the Company will perform a "tape run", or other activity, which will generate the names, addresses and number of units which are attributed to each contract owner/policyholder (the "Customer") as of the Record Date. Allowance should be made for account adjustments made after this date that could affect the status of the Customers' accounts as of the Record Date.

          Note: The number of proxy statements is determined by the activities described in this Step #2. The Company will use its best efforts to call in the number of Customers to the Trust, as soon as possible, but no later than two weeks after the Record Date.

3 The Trust's Annual Report must be sent to each Customer by the Company either before or together with the Customers' receipt of voting, instruction solicitation material. The Trust will provide the last Annual Report to the Company pursuant to the terms of Section 3.3 of the Agreement to which this Schedule relates.

4 The text and format for the Voting Instruction Cards ("Cards" or "Card") is provided to the Company by the Trust. The Company, at its expense, shall produce and personalize the Voting Instruction Cards. The Trust or its affiliate must approve the Card before it is printed. Allow approximately 2-4 business days for printing information on the Cards. Information commonly found on the Cards includes:

          a        name (legal name as found on account registration)
          b        address
          c        Trust or account number
          d        coding to state number of units


          e individual Card number for use in tracking and verification of votes (already on Cards as printed by the Trust).

(This and related steps may occur later in the chronological process due to possible uncertainties relating to the proposals.)

5 During this time, the Trust will develop, produce and pay for the Notice of Proxy and the Proxy Statement (one document). Printed and folded notices and statements will be sent to Company for insertion into envelopes (envelopes and return envelopes are provided and paid for by the Company). Contents of envelope sent to Customers by the Company will include:

          a         Voting Instruction Card(s)

          b         one proxy notice and statement (one document)

          c return envelope (postage pre-paid by Company) addressed to the Company or its tabulation agent

          d "urge buckslip" - optional, but recommended. (This is a small, single sheet of paper that requests Customers to vote as quickly as possible and that their vote is important. One copy will be supplied by the Trust.)

          e cover letter - optional, supplied by Company and reviewed and approved in advance by the Trust

6 The above contents should be received by the Company approximately 3-5 business days before mail date. Individual in charge at Company reviews and approves the contents of the mailing package to ensure correctness and completeness. Copy of this approval sent to the Trust.

7         Package mailed by the Company.

          * The Trust must allow at least a 15-day solicitation time to the Company as the shareowner. (A 5-week period is recommended.) Solicitation time is calculated as calendar days from (but not including,) the meeting, counting backwards.

8 Collection and tabulation of Cards begins. Tabulation usually takes place in another department or another vendor depending on process used. An often used procedure is to sort Cards on arrival by proposal into vote categories of all yes, no, or mixed replies, and to begin data entry.

          Note: Postmarks are not generally needed. A need for postmark information would be due to an insurance company's internal procedure and has not been required by the Trust in the past.

9 Signatures on Card checked against legal name on account registration which was printed on the Card.


          Note: For Example, if the account registration is under "John A. Smith, Trustee," then that is the exact legal name to be printed on the Card and is the signature needed on the Card.

10 If Cards are mutilated, or for any reason are illegible or are not signed properly, they are sent back to Customer with an explanatory letter and a new Card and return envelope. The mutilated or illegible Card is disregarded and considered to be not received for purposes of vote tabulation. Any Cards that have been "kicked out" (e.g. mutilated, illegible) of the procedure are "hand verified," i.e., examined as to why they did not complete the system. Any questions on those Cards are usually remedied individually.

11 There are various control procedures used to ensure proper tabulation of votes and accuracy of that tabulation. The most prevalent is to sort the Cards as they first arrive into categories depending upon their vote; an estimate of how the vote is progressing may then be calculated. If the initial estimates and the actual vote do not coincide, then an internal audit of that vote should occur. This may entail a recount.

12 The actual tabulation of votes is done in units which is then converted to shares. (It is very important that the Trust receives the tabulations stated in terms of a percentage and the number of shares.) The Trust must review and approve tabulation format.

13 Final tabulation in shares is verbally given by the Company to the Trust on the morning of the meeting not later than 10:00 a.m. Eastern time. The Trust may request an earlier deadline if reasonable and if required to calculate the vote in time for the meeting.

14 A Certification of Mailing and Authorization to Vote Shares will be required from the Company as well as an original copy of the final vote. The Trust will provide a standard form for each Certification.

15 The Company will be required to box and archive the Cards received from the Customers. In the event that any vote is challenged or if otherwise necessary for legal, regulatory, or accounting purposes, the Trust will be permitted reasonable access to such Cards.

16 All approvals and "signing-off' may be done orally, but must always be followed up in writing.

                                   SCHEDULE C

(a)       FUNDS OF THE TRUST



          The following Funds of the Trust shall be made available as investments for the Separate Accounts specified in Schedule A:




Amerigo (CLS AdvisorOne Funds)
Arktos
Banking
Basic Materials
Biotechnology
Clermont (CLS AdvisorOne Funds)
Commodity
Consumer Products
Core Equity
Electronics
Energy
Energy Services
Financial Services
Health Care
Internet
Inverse Dynamic Dow 30
Inverse Mid-Cap
Inverse Small-Cap
Juno
Large-Cap Europe
Large-Cap Growth
Large-Cap Japan
Large-Cap Value
Leisure
Long Dynamic Dow 30
Medius
Mekros
Mid-Cap Growth
Mid-Cap Value
Nova
OTC
Precious Metals
Real Estate
Retailing
Sector Rotation
Small-Cap Growth
Small-Cap Value
Strengthening Dollar
Technology
Telecommunications
Titan 500
Transportation
U.S. Government Money Market
U.S. Government Bond
Ursa
Utilities
Velocity 100
Weakening Dollar


[Need to specify which are dynamic funds with twice-daily pricing, deadlines, etc]

Insert Van Kampen Insert Van Kampen Insert Van Kampen Insert Van Kampen



Exhibit 24(b)(8)(h)

Exhibit 24(b)(8)(i)


                             PARTICIPATION AGREEMENT


                                      Among


                    THE UNIVERSAL INSTITUTIONAL FUNDS, INC.,

                       MORGAN STANLEY DISTRIBUTION, INC.,

                   MORGAN STANLEY INVESTMENT MANAGEMENT INC.,

                                       and

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY

                                   Dated as of

                              ______________, 2006

                                TABLE OF CONTENTS


                                                                         Page

ARTICLE I.      Purchase and Redemption of Fund Shares                      2

ARTICLE II.     Representations and Warranties                              4

ARTICLE III.    Prospectuses, Reports to Shareholders
                and Proxy Statements; Voting                                6

ARTICLE IV.     Sales Material and Information                              8

ARTICLE V.      Fees and Expenses                                           9

ARTICLE VI.     Diversification                                             9

ARTICLE VII.    Potential Conflicts                                         10

ARTICLE VIII.   Indemnification                                             11

ARTICLE IX.     Applicable Law                                              17

ARTICLE X.      Termination                                                 17

ARTICLE XI.     Notices                                                     19

ARTICLE XII.    Miscellaneous                                               19

SCHEDULE A      Separate Accounts and Associated Contracts                  A-1

SCHEDULE B      Portfolios of The Universal Institutional Funds, Inc.
                Available Under this Agreement                              B-1

SCHEDULE C      Proxy Voting Procedures                                     C-1

SCHEDULE D      Operating Procedures                                        D-1

THIS AGREEMENT is made and entered into as of the day of __________, 2006 by and among MIDLAND NATIONAL LIFE INSURANCE COMPANY (the "Company"), an Iowa _______________ corporation, on its own behalf and on behalf of each separate account of the Company set forth on Schedule A hereto as may be amended from time to time (each such account referred to as an "Account"), THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (the "Fund"), a Maryland corporation, MORGAN STANLEY DISTRIBUTION, INC. (the "Underwriter"), a Delaware corporation, and MORGAN STANLEY INVESTMENT MANAGEMENT INC. (the "Adviser"), a Delaware corporation.

          WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as (i) the investment vehicle for separate accounts established by insurance companies for individual and group life insurance policies and annuity contracts with variable accumulation and/or pay-out provisions (hereinafter referred to individually and/or collectively as "Variable Insurance Products") and (ii) the investment vehicle for certain qualified pension and retirement plans ("Qualified Plans"); and

          WHEREAS, insurance companies desiring to utilize the Fund as an investment vehicle under their Variable Insurance Products enter into participation agreements with the Fund, the Underwriter and the Adviser (the "Participating Insurance Companies"); and

          WHEREAS, shares of the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets, any one or more of which may be made available under this Agreement; and

          WHEREAS, the Fund intends to offer shares of the series set forth on Schedule B hereto (each such series referred to as a "Portfolio"), as such Schedule may be amended from time to time by mutual agreement of the parties hereto, to the Account(s) of the Company (all references herein to "shares" of a Portfolio shall mean the class or classes of shares specifically identified on Schedule B); and

          WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission ("SEC"), dated September 19, 1996 (File No. 812-10118), granting Participating Insurance Companies and Variable Insurance Product separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by Variable Insurance Product separate accounts of both affiliated and unaffiliated life insurance companies and Qualified Plans (the "Shared Funding Exemptive Order"); and

          WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (the "1933 Act"); and

          WHEREAS, the Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

          WHEREAS, the Adviser manages the Portfolios of the Fund; and

          WHEREAS, the Underwriter is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD") and serves as principal underwriter of the shares of the Fund; and

          WHEREAS, the Company offers or proposes to offer certain Variable Insurance Products that it has registered (or will register) under the 1933 Act (the "Registered Contracts"), as well as other Variable Insurance Products that are not registered under the 1933 Act (the "Unregistered Contracts," and together with the Registered Contracts, the "Contracts"), each as set forth on Schedule A hereto; and

          WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution or under authority of the Board of Directors of the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the Contracts; and

          WHEREAS, the Company has registered (or will register) certain Accounts as unit investment trusts under the 1940 Act that are attributable to the Registered Contracts (the "Registered Accounts"), while certain other Accounts that are attributable to the Unregistered Contracts will not be registered under the 1940 Act (the "Unregistered Accounts," and together with the Registered Accounts, the "Accounts"), each as set forth on Schedule A hereto; and

          WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares of the Portfolios, on behalf of each Account or sub-Account thereof (together, as applicable, an "Account"), to fund the Contracts and the Underwriter is authorized to sell such shares to each such Account at net asset value; and

          WHEREAS, the Fund, acting through the Fund's transfer agent, has established a master account on its mutual fund shareholder account system (the "T/A Account") reflecting the aggregate ownership of shares of the Fund and all transactions involving such shares by the Company on behalf of the Accounts; and

          WHEREAS, the Company, the Fund, the Underwriter and the Adviser wish to permit the Fund to receive, and the Company to transmit, purchase and redemption orders of Portfolio shares using the National Securities Clearing Corporation ("NSCC") Fund/SERV System ("Fund/SERV"); and

          WHEREAS, in order to receive and transmit Fund shares via Fund/SERV, it is intended that the Fund and the Company will establish an account using Fund/SERV (the "Fund/SERV Account") that will reflect corresponding transactions and Fund share balances in the T/A Account; and

          WHEREAS, the usage of the NSCC Fund/SERV System is not required and the Company may follow the Manual Procedures as outlined in Schedule D (the "Operating Procedures").

          NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund, the Underwriter and the Adviser agree as follows:

                ARTICLE I. Purchase and Redemption of Fund Shares

          1.1. The Fund and the Underwriter agree to make available for purchase by the Company shares of the Portfolio(s) and shall execute purchase orders placed for each Account on each Business Day at the net asset value next computed after receipt by the Fund or its designee of such purchase order. For purposes of this Section 1.1, the Company shall be the designee of the Fund and the Underwriter for receipt of such purchase orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that such purchase orders are received and transmitted in accordance with the Operating Procedures attached hereto as Schedule D (the "Operating Procedures"). "Business Day" shall mean any day on which the New York Stock Exchange, Inc. is open for trading and on which the Fund calculates its net asset value pursuant to SEC rules.

          1.2. The Fund, so long as this Agreement is in effect, agrees to make shares of the Portfolios available for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Fund calculates its net asset value pursuant to SEC rules and the Fund shall use reasonable efforts to calculate such net asset value on each day that the New York Stock Exchange, Inc. is open for trading. Notwithstanding the foregoing, the Board of Trustees of the Fund (the "Board") may refuse to permit the Fund to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

          1.3. The Fund and the Underwriter agree that shares of the Fund will be sold only to Participating Insurance Companies and their separate accounts and to certain qualified plans. No shares of a Portfolio will be sold to the general public.

          1.4. The Fund and the Underwriter agree to redeem for cash, on the Company's request, any full or fractional shares of the Portfolio(s) held by the Company, executing such redemption requests for each Account on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the request for redemption. Subject to and in accordance with applicable laws and regulations, however, the Fund reserves the right to redeem shares of the Portfolios for assets other than cash. For purposes of this
Section 1.4, the Company shall be the designee of the Fund and the Underwriter for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided that such redemption requests are received and transmitted in accordance with the Operating Procedures.

          1.5. The Company agrees that purchases and redemptions of Portfolio shares offered by the then current prospectus of the Fund shall be made in accordance with the provisions of such prospectus. The Company will give the Fund, the Underwriter and the Adviser forty-five (45) days written notice of its intention to make available in the future any other investment company as a funding vehicle under the Contracts.

          1.6. The Fund and the Company will settle all purchase and redemption orders transmitted pursuant to Sections 1.1 and 1.4 of this Agreement, respectively, in accordance with the Operating Procedures.

          1.7. Issuance and transfer of the Fund's shares will be by book entry only. Share certificates will not be issued to the Company or any Account. Shares ordered from the Fund will be recorded in an appropriate title for each Account or the appropriate sub-account of each Account.

          1.8. The Company shall not redeem Fund shares attributable to the Contracts (as distinct from Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract owner initiated or approved transactions, (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the SEC pursuant to Section 26(c) of the 1940 Act. Upon request, the Company will promptly furnish to the Fund the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the Fund) to the effect that any redemption pursuant to clause (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund ninety (90) days prior written notice of its intention to do so.

                   ARTICLE II. Representations and Warranties

          2.1. The Company represents and warrants that: (i) it is an insurance company duly organized and in good standing under applicable law; (ii) it is a member in good standing of the NSCC (or has applied for membership), or is otherwise entitled to use Fund/SERV; (iii) it will abide by the rules and regulations of the NSCC; (iv) it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under applicable laws and regulations; (v) it has registered or, prior to any issuance or sale of the Registered Contracts, will register and will thereafter maintain the registration of each Registered Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Registered Contracts; (vi) the Unregistered Accounts are exempt from the registration requirements of the 1940 Act under the provisions of Section 3(c)(1) or 3(c)(7) thereof; and (vii) the Unregistered Accounts are exempt from the provisions of Section 12(d)(1) of the 1940 Act under the provisions of Section 12(d)(1)(E) of the 1940 Act. The Company further represents and warrants that: (i) the Registered Contracts are or will be registered and shall remain registered under the 1933 Act; (ii) the Unregistered Contracts are exempt from the registration requirements of the 1933 Act under the provisions of Section 4(2) thereof; (iii) the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and (iv) the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. The Company shall amend the registration statement for the Registered Accounts and the Registered Contracts under the 1940 Act and the 1933 Act, respectively, from time to time as required in order to effect the continuous offering of the Registered Contracts; moreover, the Company will notify the Fund immediately in writing of any changes in facts or circumstances leading the Company to believe that any of the exemptions described above with respect to the Unregistered Contracts or Unregistered Accounts are not applicable as represented.

          2.2. The Fund and the Underwriter represent and warrant that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of Maryland and all applicable federal and state securities laws and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund.

          2.3. The Fund represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that it will use its reasonable efforts to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify.

          2.4. The Company represents and warrants that each Account is and will continue to be a "segregated asset account" under applicable provisions of the Code and applicable Treasury Regulations promulgated thereunder and that each Contract is and will continue to be treated as a "variable contract" under applicable provisions of the Code and applicable Treasury Regulations promulgated thereunder. The Company further represents and warrants that it will make every effort to maintain such treatment and that it will notify the Fund immediately upon having a reasonable basis for believing that any Account or Contract has ceased to be so treated or that any Account or Contract might not be so treated in the future.

          2.5. The Fund represents that to the extent that it decides to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, the Fund undertakes to have the Board, at least 75% of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

          2.6. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws or regulations of the various states.

          2.7. The Fund represents that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act. The Fund represents and warrants that it is a member in good standing of the NSCC, or is otherwise entitled to use Fund/SERV, and will abide by the rules and regulations of the NSCC.

          2.8. The Adviser represents and warrants that it is and shall remain duly registered in all material respects under all applicable federal and state securities laws and that it will perform its obligations for the Fund in compliance in all material respects with the laws of its state of domicile and any applicable state and federal securities laws.

          2.9. The Underwriter represents and warrants that it is and shall remain duly registered in all material respects under all applicable federal and state securities laws and that it will perform its obligations for the Fund in compliance in all material respects with the laws of its state of domicile and any applicable state and federal securities laws.

          2.10. The Fund represents and warrants that all of its directors, officers, employees, and other individuals/entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimum coverage as currently required by Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid blanket fidelity bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

          2.11. The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Account(s) are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Company and/or the Account(s) that is reasonable and customary in light of the Company's obligations under this Agreement. The aforesaid includes coverage for larceny and embezzlement and shall be issued by a reputable bonding company in an amount not less than $5 million. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund, the Underwriter and the Adviser in the event that such coverage no longer applies.

 ARTICLE III. Prospectuses, Reports to Shareholders and Proxy Statements; Voting

          3.1. The Fund or its designee shall provide the Company with as many printed copies of the Fund's current prospectus and statement of additional information as the Company may reasonably request. If requested by the Company, in lieu of providing printed copies, the Fund shall provide camera-ready film, Adobe PDF, or computer diskettes containing the Fund's prospectus and statement of additional information, and such other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus and/or statement of additional information for the Fund is amended during the year) to have the prospectus or other disclosure document for the Contracts and the Fund's prospectus (and statement of additional information for the Fund and the statement of additional information for the Registered Contracts) printed together in one document. Alternatively, the Company may print the Fund's prospectus and/or its statement of additional information in combination with other fund companies' prospectuses and statements of additional information.

          3.2. Except as provided in this Section 3.2, all expenses of preparing, setting in type, printing and distributing Fund prospectuses and statements of additional information shall be the expense of the Company. For prospectuses and statements of additional information provided by the Company to its Contract owners who currently own shares of one or more Portfolios ("Existing Contract Owners"), in order to update disclosure as required by the 1933 Act and/or the 1940 Act, the cost of printing shall be borne by the Fund. If the Company chooses to receive camera-ready film, Adobe PDF, or computer diskettes in lieu of receiving printed copies of the Fund's prospectus, the Fund shall bear the cost of typesetting to provide the Fund's prospectus to the Company in the format in which the Fund is accustomed to formatting prospectuses, and the Company shall bear the expense of adjusting or changing the format to conform with any of its prospectuses or other disclosure documents. In such event, the Fund will reimburse the Company in an amount equal to the product of "x" and "y", where "x" is the number of such disclosure documents distributed to Existing Contract Owners and "y" is the Fund's per unit cost of printing the Fund's prospectus. The same procedures shall be followed with respect to the Fund's statement of additional information. The Company agrees to provide the Fund or its designee with such information as may be reasonably requested by the Fund to assure that the Fund's expenses do not include the costs of printing, typesetting or distributing any prospectuses or statements of additional information other than the costs of printing those prospectuses or statements of additional information actually distributed to Existing Contract Owners.

          3.3. The statement of additional information of the Fund shall be obtainable from the Fund, the Underwriter, the Company or such other person as the Fund may designate.

          3.4. The Fund or its designee shall provide the Company with as many printed copies of the Fund's current shareholder report as the Company may reasonably request. If requested by the Company, in lieu of providing printed copies, the Fund shall provide camera-ready film, Adobe PDF, or computer diskettes containing the Fund's shareholder reports, and such other assistance as is reasonably necessary in order for the Company twice each year (once for the Fund's semi-annual report and once for the Fund's annual report) to have the reports for the Contract Owners and the Fund's shareholder reports printed together in one document. Alternately, the Company may print the Fund's shareholder reports in combination with other fund companies' shareholder reports.

          3.5. Except as provided in this Section 3.5, all expenses of preparing, setting in type, printing and distributing Fund shareholder reports shall be the expense of the Company. For Fund shareholder reports provided by the Company to its Contract owners who currently own shares of one or more Portfolios ("Existing Contract Owners"), in order to deliver such reports as required by the 1934 Act and/or the 1940 Act, the cost of printing shall be borne by the Fund. If the Company chooses to receive camera-ready film, Adobe PDF, or computer diskettes in lieu of receiving printed copies of the Fund's shareholder reports, the Fund shall bear the cost of typesetting to provide the Fund's shareholder reports to the Company in the format in which the Fund is accustomed to formatting shareholder reports, and the Company shall bear the expense of adjusting or changing the format to conform with any of its reports to Contract Owners. In such event, the Fund will reimburse the Company in an amount equal to the product of "x" and "y", where "x" is the number of such shareholder reports distributed to Existing Contract Owners and "y" is the Fund's per unit cost of printing the Fund's shareholder reports. The Company agrees to provide the Fund or its designee with such information as may be reasonably requested by the Fund to assure that the Fund's expenses do not include the costs of printing, typesetting or distributing any shareholder reports other than the costs of printing those shareholder reports actually distributed to Existing Contract Owners.

          3.6 The Fund, at its expense, shall provide the Company with copies of its proxy statements and other communications (except for prospectuses and statements of additional information that are covered in Section 3.1 and reports to shareholders that are covered in Section 3.4) to shareholders in such quantity as the Company shall reasonably require for distributing to Existing Contract Owners. The Fund shall not pay any costs of distributing such materials to prospective Contract owners.

          3.7. If and to the extent required by law, the Company shall distribute all proxy materials furnished by the Fund to Contract owners to whom voting privileges are required to be extended and shall:

          (i)       solicit voting instructions from Contract owners;

          (ii) vote the Portfolio shares in accordance with instructions received from Contract owners; and

          (iii) vote Portfolio shares for which no instructions have been received in the same proportion as Portfolio shares for which instructions have been received;

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. The Company reserves the right to vote Portfolio shares held in any segregated asset account in its own right, to the extent permitted by law. If the Company is required to solicit voting instructions, the Fund and the Company shall follow the procedures, and shall have the corresponding responsibilities, for the handling of proxies and voting instruction solicitations, as set forth in Schedule C attached hereto and incorporated herein by reference. Participating Insurance Companies shall be responsible for ensuring that each of their separate accounts participating in the Fund (and for which the soliciting of voting instructions is required) calculates voting privileges in a manner consistent with the standards set forth on Schedule C, which standards will also be provided to the other Participating Insurance Companies.

          3.8. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of the 1940 Act) as well as with Section 16(a) of the 1940 Act and, if and when applicable, Section 16(b) of the 1940 Act. Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) of the 1940 Act with respect to periodic elections of directors and with whatever rules the SEC may promulgate with respect thereto.

                   ARTICLE IV. Sales Material and Information

          4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material in which the Fund, the Underwriter or the Adviser is named, at least ten (10) Business Days prior to its use. No such material shall be used without the prior approval of the Fund or its designee. The Fund shall use its reasonable best efforts to review any such material as soon as practicable after receipt and no later than ten (10) Business Days after receipt of such material.

          4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement or prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund which are in the public domain or approved by the Fund for distribution to Fund shareholders, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund.

          4.3. The Fund or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or its Account(s) or Contract(s) are named at least ten (10) Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within ten (10) Business Days after receipt of such material.

          4.4. Neither the Fund, the Underwriter nor the Adviser shall give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts, other than the information or representations contained in a registration statement, prospectus, offering memorandum or other disclosure document for the Contracts, as such documents may be amended or supplemented from time to time, or in reports or proxy statements for each Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

          4.5. The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares and are relevant to the Company or the Contracts.

          4.6. The Company will provide to the Fund, to the extent applicable, at least one complete copy of all registration statements, prospectuses, statements of additional information, offering memoranda or other disclosure documents, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to investment in the Fund or the Portfolios under the Contracts.

          4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, offering memoranda, prospectuses, statements of additional information or other disclosure documents, shareholder reports, and proxy materials.


                          ARTICLE V. Fees and Expenses

          5.1. The Fund shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a service plan and/or a plan pursuant to Rule 12b-1, then the Underwriter may make payments to the Company or to the underwriter for the Contracts pursuant to such plans if and in amounts agreed to by the Underwriter in writing.

          5.2. All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale. Except as otherwise set forth in Section 3.2 of this Agreement, the Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders, the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund's shares.

          5.3. The Company shall bear the expenses of distributing the Fund's prospectus, statement of additional information, proxy materials and reports to owners of Contracts issued by the Company.

                           ARTICLE VI. Diversification

          6.1. The Fund will use its best efforts to at all times comply with
Section 817(h) of the Code and Treasury Regulation 1.817-5, relating to the diversification requirements for annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations. In the event the Fund ceases to so qualify, it will take reasonable steps to (a) notify the Company of such event and (b) adequately diversify the Fund so as to achieve compliance within the time period afforded by Regulation 1.817-5.

                        ARTICLE VII. Potential Conflicts

          7.1. The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by contract owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Fund shall promptly inform the Company if the Board determines that an irreconcilable material conflict exists and the implications thereof.

          7.2. The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever Contract owner voting instructions are disregarded. The Company agrees that these responsibilities will be carried out with a view only to the interests of Contract owners.

          7.3. If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance policy owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account. No charge or penalty will be imposed as a result of such withdrawal. The Company agrees that it bears the responsibility to take remedial action in the event of a Board determination of an irreconcilable material conflict and the cost of such remedial action, and that these responsibilities will be carried out with a view only to the interests of Contract owners.

          7.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account (at the Company's expense); provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. No charge or penalty will be imposed as a result of such withdrawal. The Company agrees that it bears the responsibility to take remedial action in the event of a Board determination of an irreconcilable material conflict and the cost of such remedial action, and that these responsibilities will be carried out with a view only to the interests of Contract owners.

          7.5. For purposes of Sections 7.3 and 7.4 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 or 7.4 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.

          7.6. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3 and 7.4 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

          7.7. Each of the Company and the Adviser shall at least annually submit to the Board such reports, materials or data as the Board may reasonably request so that the Board may fully carry out the obligations imposed upon it by the provisions hereof and in the Shared Funding Exemptive Order. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board.

                          ARTICLE VIII. Indemnification

          8.1.     Indemnification by the Company

          8.1(a). The Company agrees to indemnify and hold harmless the Fund, the Underwriter, the Adviser and each member of the Board and each officer and employee of the Fund, and each director, officer and employee of the Underwriter and the Adviser, and each person, if any, who controls the Fund, the Underwriter or the Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, an "Indemnified Party," for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including reasonable legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement, prospectus, offering memorandum or other disclosure document for the Contracts or contained in the Contracts or sales or other promotional literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement, prospectus, offering memorandum or other disclosure document for the Contracts or in the Contracts or sales or other promotional literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature of the Fund not supplied by the Company, or persons under its control and other than statements or representations authorized by the Fund, the Underwriter or the Adviser) or unlawful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund by or on behalf of the Company; or

          (iv) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company.

Each of paragraphs (i) through (v) above is limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) below.

          8.1(b). The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

          8.1(c). The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          8.1(d). The Fund, the Underwriter or the Adviser, as applicable, will promptly notify the Company of the commencement of any litigation or proceedings against an Indemnified Party in connection with this Agreement, the issuance or sale of the Fund shares or the Contracts, or the operation of the Fund.


          8.2.     Indemnification by the Underwriter

          8.2(a). The Underwriter agrees to indemnify and hold harmless the Company and each of its directors, officers and employees, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, an "Indemnified Party," for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of shares of a Portfolio and:

          (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Fund, the Underwriter or the Adviser by or on behalf of the Company for use in the registration statement or prospectus for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Portfolio shares; or

          (ii) arise out of or as a result of statements or representations (other than statements or representations contained in registration statement, prospectus, offering memorandum, other disclosure document or sales or other promotional literature for the Contracts not supplied by the Fund or the Underwriter or persons under their respective control and other than statements or representations authorized by the Company) or unlawful conduct of the Fund or the Underwriter or persons under their respective control, with respect to the sale or distribution of the Contracts or Portfolio shares; or

          (iii) arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, offering memorandum, other disclosure document or sales or other promotional literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund or the Underwriter; or

          (iv) arise as a result of any failure by the Underwriter to provide the services and furnish the materials under the terms of this Agreement; or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter.

Each of paragraphs (i) through (v) above is limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) below.

          8.2(b). The Underwriter shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

          8.2(c). The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          8.2(d). The Company will promptly notify the Underwriter of the commencement of any litigation or proceedings against an Indemnified Party in connection with this Agreement, the issuance or sale of the Contracts or the operation of the Account(s).

          8.3.     Indemnification by the Adviser

          8.3(a). The Adviser agrees to indemnify and hold harmless the Company and each of its directors, officers and employees, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, an "Indemnified Party," for purposes of this Section 8.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Adviser) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of shares of a Portfolio and:

          (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Fund, the Underwriter or the Adviser by or on behalf of the Company for use in the registration statement or prospectus for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Portfolio shares; or

          (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, offering memorandum, other disclosure document or sales or other promotional literature for the Contracts not supplied by the Fund or the Adviser or persons under their respective control and other than statements or representations authorized by the Company) or unlawful conduct of the Fund or the Adviser or persons under their respective control, with respect to the sale or distribution of the Contracts or Portfolio shares; or

          (iii) arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, offering memorandum, other disclosure document or sales or other promotional literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund or the Adviser; or

          (iv) arise as a result of any failure by the Adviser to provide the services and furnish the materials under the terms of this Agreement; or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Adviser in this Agreement or arise out of or result from any other material breach of this Agreement by the Adviser.

Each of paragraphs (i) through (v) above is limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) below.

          8.3(b). The Adviser shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

          8.3(c). The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Adviser will be entitled to participate, at its own expense, in the defense thereof. The Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Adviser to such party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          8.3(d). The Company will promptly notify the Adviser of the commencement of any litigation or proceedings against an Indemnified Party in connection with this Agreement, the issuance or sale of the Contracts or the operation of the Account(s).

12.3      ARTICLE IX.  Applicable Law



          9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

          9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

12.4      ARTICLE X.  Termination



          10.1. This Agreement shall continue in full force and effect until the first to occur of:

          (a) termination by any party for any reason by sixty (60) days advance written notice delivered to the other parties; or

          (b) termination by the Company by written notice to the Fund, the Underwriter and the Adviser with respect to any Portfolio based upon the Company's determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts; provided, however, that said termination shall become effective ten (10) days after receipt of notice unless the Fund makes available a sufficient number of shares of the Portfolio to reasonably meet the requirements of the Contracts within said ten (10) day period; or

          (c) termination by the Company by written notice to the Fund, the Underwriter and the Adviser with respect to any Portfolio in the event that any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

          (d) termination by the Company by written notice to the Fund, the Underwriter and the Adviser with respect to any Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or under any successor or similar provision; or

          (e) termination by the Company by written notice to the Fund, the Underwriter and the Adviser with respect to any Portfolio in the event that such Portfolio fails to meet the diversification requirements specified in Article VI hereof; or

          (f) termination by the Fund, the Underwriter or the Adviser by written notice to the Company if the Fund, the Underwriter or the Adviser, as applicable, shall determine, in its sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

          (g) termination by the Company by written notice to the Fund, the Underwriter and the Adviser, if the Company shall determine, in its sole judgment exercised in good faith, that the Fund, the Underwriter or the Adviser has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

          (h) termination by the Fund, the Underwriter or the Adviser by written notice to the Company, if the Company gives the Fund, the Underwriter and the Adviser the written notice specified in Section 1.5 hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this Agreement; provided, however, any termination under this Section 10.1(h) shall be effective forty-five (45) days after the notice specified in
                    Section 1.5 was given; or

          (i) termination by any party to this Agreement upon another party's material breach of any provision of this Agreement.

          10.2. Notwithstanding any termination of this Agreement with respect to a Portfolio, the Fund and the Underwriter shall at the option of the Company continue to make available additional shares of the Portfolio, pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (the "Existing Contracts"), unless such further sale of Portfolio shares is proscribed by law, regulation or applicable regulatory authority, or unless the Board determines that liquidation of the Portfolio following termination of this Agreement is in the best interests of the Portfolio. Specifically, subject to the foregoing, the owners of the Existing Contracts shall be permitted to direct reallocation of investments in the Portfolio, redemption of investments in the Portfolio and/or investment in the Portfolio upon the making of additional purchase payments under the Existing Contracts. The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

                               ARTICLE XI. Notices

          Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

                         If to the Fund:

                                  The Universal Institutional Funds, Inc.
                                  c/o Morgan Stanley Investment Management Inc. 1221 Avenue of the Americas
                                  New York, New York 10020
                                  Attention:  President

                         If to the Underwriter:

                                  Morgan Stanley Distribution, Inc.
                                  c/o Morgan Stanley Investment Management Inc. 1221 Avenue of the Americas
                                  New York, New York 10020
                                  Attention:  General Counsel

                         If to the Adviser:

                                  Morgan Stanley Investment Management Inc.
                                  1221 Avenue of the Americas
                                  New York, New York 10020
                                  Attention:  General Counsel

                         If to the Company:

                                  Midland National Life Insurance Company
                                  One Midland Plaza
                                  Sioux Falls, SD  57193-0001
                                  Attention:  General Counsel

                With copy to:

                                  Midland National Life Insurance Company
                                  Attn:  Variable Annuity Department
                                  4601 Westown Parkway, Suite 300
                                  West Des Moines, IA  50266-1071

12.5      ARTICLE XII.  Miscellaneous



          12.1. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund, as neither the Board, officers, agents or shareholders of the Fund assume any personal liability for obligations entered into on behalf of the Fund.

          12.2. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another party (as such terms are defined in SEC Regulation S-P) and any other information reasonably identified as confidential in writing by another party ("Confidential Information"). Each party agrees not to disclose, disseminate or utilize another party's Confidential Information except: (i) as permitted by this Agreement, (ii) upon the written consent of the other party, (iii) where the Confidential Information comes into the public domain through no fault of the party receiving the information, or (iv) as otherwise required or permitted under applicable law.

          12.3. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

          12.4. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

          12.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

          12.6. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the National Association of Securities Dealers and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish state insurance authorities with any information or reports in connection with services provided under this Agreement which such authorities may request in order to ascertain whether the insurance operations of the Company are being conducted in a manner consistent with applicable law and regulations.

          12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations at law or in equity, which the parties hereto are entitled to under state and federal laws.

          12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that the Adviser may assign this Agreement or any rights or obligations hereunder to any affiliate of or company under common control with the Adviser, if such assignee is duly licensed and registered to perform the obligations of the Adviser under this Agreement.

          12.9. If requested by the Fund, the Underwriter or the Adviser, the Company shall furnish, or shall cause to be furnished, to the requesting party or its designee copies of the following documents:

          (a) the Company's annual statement (prepared under statutory accounting principles) and annual report (prepared under generally accepted accounting principles ("GAAP"), if any), as soon as practical and in any event within ninety (90) days after the end of each fiscal year;

          (b) the Company's quarterly statements (prepared under statutory accounting principles and GAAP, if any), as soon as practical and in any event within forty-five (45) days after the end of each quarterly period;

          (c) any financial statement, proxy statement, notice or report of the Company sent to stockholders and/or policyholders, as soon as practical after the delivery thereof to stockholders;

          (d) any registration statement (without exhibits) and financial reports of the Company filed with the SEC or any state insurance regulator, as soon as practical after the filing thereof; and

          (e) any other report submitted to the Company by independent accountants in connection with any annual, interim or special audit made by them of the books of the Company, as soon as practical after the receipt thereof.

          12.10. Unless otherwise specifically provided in this Agreement, no provision of this Agreement may be amended or modified in any manner except by a written agreement executed by all parties.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.


MIDLAND NATIONAL LIFE INSURANCE COMPANY


By:       ______________________________
          Name:  Esfand Dinshaw
          Title:   Executive Vice President


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.


By:       ______________________________
          Name:
          Title:


MORGAN STANLEY DISTRIBUTION, INC.


By:       ______________________________
          Name:
          Title:


MORGAN STANLEY INVESTMENT MANAGEMENT INC.


By:       ______________________________
          Name:
          Title:




Midland National_MS_PA_Class1&2_Reg&PP_FS&Man v1.doc


12.6      SCHEDULE A



ARTICLE XIII.                                          SEPARATE ACCOUNTS AND ASSOCIATED CONTRACTS


Name of Separate Account and                                      Form Number and Name of
Date Established by Board of Directors                            Section 1.              Contract Funded by Separate
--------------------------------------
                                                                                              Account

Registered Account(s):                                  Registered Contract(s):
Separate Account C                             Vector Variable Annuity
                                                                 Vector II Variable Annuity
                                                                 National Advantage Variable Annuity
                                                                 Advantage III Variable Annuity
                                                                 MNL Advisor Variable Annuity


Unregistered Account(s):                                Unregistered Contract(s):
None                                           None



                                   SCHEDULE B

13.1      PORTFOLIOS OF THE UNIVERSAL INSTITUTIONAL FUNDS, INC.


(a)       AVAILABLE UNDER THIS AGREEMENT



                Emerging Markets Debt Portfolio (Class II Shares)
               Emerging Markets Equity Portfolio (Class II Shares)
                  Equity and Income Portfolio (Class II Shares)
                   Mid Cap Growth Portfolio (Class II Shares)
                 U.S. Mid Cap Value Portfolio (Class II Shares)
                  U.S. Real Estate Portfolio (Class II Shares)

13.2      SCHEDULE C



                             PROXY VOTING PROCEDURES

The following is a list of procedures and corresponding responsibilities for the handling of proxies and voting instructions relating to the Fund. The defined terms herein shall have the meanings assigned in the Participation Agreement except that the term "Company" shall also include the department or third party assigned by the Company to perform the steps delineated below.

o The proxy proposals are given to the Company by the Fund as early as possible before the date set by the Fund for the shareholder meeting to enable the Company to consider and prepare for the solicitation of voting instructions from Contract owners and to facilitate the establishment of tabulation procedures. At this time the Fund will inform the Company of the Record, Mailing and Meeting dates. This will be done verbally approximately two months before the shareholder meeting.

o Promptly after the Record Date, the Company will perform a "tape run", or other activity, which will generate the names, addresses and number of units which are attributed to each Contract owner/policyholder (the "Customer") as of the Record Date. Allowance should be made for account adjustments made after this date that could affect the status of the Customers' accounts as of the Record Date.

          Note: The number of proxy statements is determined by the activities described in this Step #2. The Company will use its best efforts to call in the number of Customers to the Fund, as soon as possible, but no later than two weeks after the Record Date.

o The Fund's Annual Report must be sent to each Customer by the Company either before or together with the Customers' receipt of voting instruction solicitation material. The Fund will provide the last Annual Report to the Company pursuant to the terms of Section 3.4 of the Participation Agreement to which this Schedule relates.

o The text and format for the Voting Instruction Cards ("Cards" or "Card") is provided to the Company by the Fund. The Company, at its expense, shall produce and personalize the Voting Instruction Cards. The Fund or its affiliate must approve the Card before it is printed. Allow approximately 2-4 Business Days for printing information on the Cards. Information commonly found on the Cards includes:

          -        name (legal name as found on account registration)
          -        address
          -        fund or account number
          -        coding to state number of units
          - individual Card number for use in tracking and verification of votes (already on Cards as printed by the Fund).

(This and related steps may occur later in the chronological process due to possible uncertainties relating to the proposals.)

o During this time, the Fund will develop, produce and pay for the Notice of Proxy and the Proxy Statement (one document). Printed and folded notices and statements will be sent to Company for insertion into envelopes (envelopes and return envelopes are provided and paid for by the Company). Contents of envelope sent to Customers by the Company will include:

          -        Voting Instruction Card(s)
          -        One proxy notice and statement (one document)
          - return envelope (postage pre-paid by Company) addressed to the Company or its tabulation agent - "urge buckslip" - optional, but recommended (this is a small, single sheet of paper that requests Customers to vote as quickly as possible and that their vote is important; one copy will be supplied by the Fund.)

          - cover letter - optional; supplied by Company and reviewed and approved in advance by the Fund

o The above contents should be received by the Company approximately 3-5 Business Days before mail date. Individual in charge at Company reviews and approves the contents of the mailing package to ensure correctness and completeness. Copy of this approval sent to the Fund.

o         Package mailed by the Company.

          * The Fund must allow at least a 15-day solicitation time to the Company as the shareowner. (A 5-week period is recommended.) Solicitation time is calculated as calendar days from (but not including,) the shareholder meeting, counting backwards.

o Collection and tabulation of Cards begins. Tabulation usually takes place in another department or another vendor depending on process used. An often used procedure is to sort Cards on arrival by proposal into vote categories of all yes, no, or mixed replies, and to begin data entry.

Note: Postmarks are not generally needed. A need for postmark information would be due to an insurance company's internal procedure and has not been required by the Fund in the past.

o Signatures on Card checked against legal name on account registration that was printed on the Card.

          Note: For Example, if the account registration is under "John A. Smith, Trustee," then that is the exact legal name to be printed on the Card and is the signature needed on the Card.

o If Cards are mutilated, or for any reason are illegible or are not signed properly, they are sent back to Customer with an explanatory letter and a new Card and return envelope. The mutilated or illegible Card is disregarded and considered to be not received for purposes of vote tabulation. Any Cards that have been "kicked out" (e.g. mutilated, illegible) of the procedure are "hand verified," i.e., examined as to why they did not complete the system. Any questions on those Cards are usually remedied individually.

o There are various control procedures used to ensure proper tabulation of votes and accuracy of that tabulation. The most prevalent is to sort the Cards as they first arrive into categories depending upon their vote; an estimate of how the vote is progressing may then be calculated. If the initial estimates and the actual vote do not coincide, then an internal audit of that vote should occur. This may entail a recount.

o The actual tabulation of votes is done in units which is then converted to shares. (It is very important that the Fund receives the tabulations stated in terms of a percentage and the number of shares.) The Fund must review and approve tabulation format.

o Final tabulation in shares is verbally given by the Company to the Fund on the morning of the shareholder meeting not later than 10:00 a.m. Eastern time. The Fund may request an earlier deadline if reasonable and if required to calculate the vote in time for the shareholder meeting.

o A Certification of Mailing and Authorization to Vote Shares will be required from the Company as well as an original copy of the final vote. The Fund will provide a standard form for each Certification.

o The Company will be required to box and archive the Cards received from the Customers. In the event that any vote is challenged or if otherwise necessary for legal, regulatory, or accounting purposes, the Fund will be permitted reasonable access to such Cards.

o All approvals and "signing-off" may be done orally, but must always be followed up in writing.

(1)       SCHEDULE D



(2)       OPERATING PROCEDURES



          Unless otherwise defined below, all capitalized terms have the meanings specified in the Participation Agreement, each of which this Exhibit is a part. The Company may utilize Fund/SERV Procedures or Manual Procedures as specified in this Schedule D.

13.3      I.FUND/SERV PROCEDURES



          A. Fund/SERV Account Establishment. All parties hereto agree and acknowledge that the Company may not open or establish any new Fund/SERV Accounts without the prior written consent of the Fund. The Company further acknowledges that the Fund reserves the right to reject any new Fund/SERV Accounts established by the Company that have not been previously approved by the Fund in writing.

          B. Transmittal of Portfolio Information. With respect to each Portfolio, the Fund will provide the Company with (i) the net asset value per share of the Portfolio (the "Share Price") on each Business Day, determined as of the time specified in the Portfolio's prospectus ("Close of Trading"); (ii) dividend and capital gains distribution information on ex-date, but no later than the first Business Day following each ex-date established for the payment of dividends or capital gains distributions by the Portfolio; and (iii) in the case of fixed income and money market Portfolios which declare dividends daily, the daily accrual interest rate factor. The Fund will use its best efforts to communicate such information to the Company or its designee by 7:00 p.m. Eastern Time each Business Day; however, the Fund reserves the right to communicate the Share Price at a time later than 7:00 p.m. Eastern Time due to extraordinary or unforeseen circumstances.

          C. Transmittal of Orders. The Company agrees that, unless otherwise agreed to in writing with the Fund, orders for the purchase or redemption of Fund shares ("Instructions") received by the Company prior to the Close of Trading on any Business Day ("Day 1") will be transmitted to the Fund via Fund/SERV and accepted by Fund/SERV prior to 12:00 a.m. Eastern Time on the following Business Day ("Day 2") (such orders are referred to as "Day 1 Trades"). Each transmission by the Company of a purchase or redemption order relating to a Business Day ("Order") will constitute a representation by the Company that such Order was based on Instructions that the Company received and accepted as being in good order prior to the Close of Trading on that Business Day, and that the Order included all purchase and redemption Instructions so received by the Company.

          In the event that Orders for any Business Day are not transmitted to the Fund via Fund/SERV and accepted by Fund/SERV prior to 12:00 a.m. Eastern Time on Day 2, the Company shall transmit such Orders to the Fund in accordance with the Manual Procedures below. If such Orders are not transmitted to the Fund in accordance with the Manual Procedures, the Fund reserves the right, in its sole discretion, to reject, reverse or re-price the Orders (notwithstanding that the Company may have received Fund/Serv confirmation of the Orders)

          and the Company will be responsible for reimbursement of any loss sustained by the Fund that may arise out of the improper transmittal of such Orders.

          All Orders transmitted to the Fund via Fund/SERV will be communicated in accordance with Fund/SERV rules and procedures. The Company acknowledges that certain cash flows may be known on or before a trade date, and the Company agrees to use its reasonable efforts to notify the Fund of such cash flows before such trade date.

          D. Fund/SERV Confirmation. All Orders transmitted in accordance with Section C of these Fund/Serv Procedures are subject to acceptance by the Fund and shall become effective only upon confirmation by the Fund. The Fund reserves the right, in its sole discretion, (i) to reject any Order, and (ii) to require any Order to be settled outside of Fund/SERV, in which case the Fund shall not confirm such Order via Fund/SERV and such Order shall settle in accordance with the Manual Procedures discussed below.

          E. Pricing of Orders. Day 1 Trades communicated to the Fund as provided under Section C of these Fund/SERV Procedures will be effected at the Share Price for the applicable Portfolio on Day 1.

          F. Settlement. Day 1 Trades confirmed by the Fund via Fund/SERV will settle in U.S. dollars in accordance with the Fund's profile within Fund/SERV applicable to the Company.

          G. Dividends and Other Distributions. The Fund will furnish the Company or its designee notice of any dividends or other distributions payable on the shares of each Portfolio via Fund/SERV. Dividends and distributions with respect to a Portfolio will be automatically reinvested in additional shares of the Portfolio held by the Account(s) and the Fund will notify the Company or its designee as to the number of shares so issued.

          H. Confirmations and Verification. If the Company chooses to participate in and utilize Fund/SERV's Networking application when trading with the Fund in accordance with the procedures herein, the Fund or its designee will transmit or make available to the Company via Fund/SERV, as applicable: (i) confirmations of Orders received from the Company, and (ii) the share balance for each T/A Account in accordance with Fund/SERV's Networking guidelines. The Company will promptly review and verify this information on Fund/SERV and immediately advise the Fund or its designee in writing of any discrepancies between the Company's records and the balance in the Fund/SERV Account or the T/A Account.

          If the Company chooses to utilize Fund/SERV without the Networking application when trading with the Fund in accordance with the procedures herein, the Fund or its designee will deliver to the Company: (i) physical confirmations of Orders received from the Company, and (ii) a physical statement for the preceding calendar month reflecting the shares of each Portfolio held by the Account(s) as of the end of such preceding month and all purchases and redemptions by the Company of shares of a Portfolio during such preceding month. The Company will immediately on receipt of any physical confirmation or statement concerning an Account verify the information contained therein against the information contained on the Company's record-keeping system and immediately advise the Fund in writing of any discrepancies between such information.

          The Fund and the Company will cooperate to resolve any such discrepancies mentioned in this Section H as soon as reasonably practicable.

          I. Processing Adjustments. In the event of any error or delay with respect to these Fund/SERV Procedures that is caused by the Fund, the Fund will make any adjustments on its (or its transfer agent's) accounting system necessary to correct such error or delay. The Company will make the corresponding adjustments on its record-keeping system. The Company and the Fund will each provide the other with prompt notice of any errors or delays of the type referred to in these Fund/SERV Procedures.

          J. Fund/SERV Unavailability. If the Fund/SERV system is unavailable for any reason, or if it is otherwise impracticable to operate in accordance with these Fund/SERV Procedures, transactions shall be processed in accordance with the Manual Procedures below.

13.4      II.  MANUAL PROCEDURES



          A. Transmittal of Portfolio Information. With respect to each Portfolio, the Fund will provide the Company with (i) the Share Price determined as of the Close of Trading on each Business Day; (ii) dividend and capital gains distribution information on ex-date, but no later than the first Business Day following each ex-date established for the payment of dividends or capital gains distributions by the Portfolio; and (iii) in the case of fixed income and money market Portfolios which declare dividends daily, the daily accrual interest rate factor. The Fund will use its best efforts to communicate such information to the Company or its designee by 7:00 p.m. Eastern Time each Business Day; however, the Fund reserves the right to communicate the Share Price at a time later than 7:00 p.m. Eastern Time due to extraordinary or unforeseen circumstances.

          B. Transmittal of Orders. The Company agrees that, unless otherwise agreed to in writing with the Fund, Instructions received by the Company prior to the Close of Trading on any Business Day ("Day 1") will be transmitted to the Fund by facsimile no later than 9:00 a.m. Eastern Time on the following Business Day ("Day 2") (such Orders are referred to as "Day 1 Trades"). Each transmission by the Company of a purchase or redemption order relating to a Business Day ("Order") will constitute a representation by the Company that such Order was based on Instructions that the Company received and accepted as being in good order prior to the Close of Trading on that Business Day, and that the Order included all purchase and redemption Instructions so received by the Company.

          All Orders transmitted to the Fund will be communicated in U.S. dollars and will indicate the date of the transaction. On Business Days where there are no Orders, or where the net dollar amount for purchases and redemptions for an Account equals zero, the communication will so indicate. The Company acknowledges that certain cash flows may be known on or before a trade date, and the Company agrees to use its reasonable efforts to notify the Fund of such cash flows before such trade date.

          C. Pricing of Orders. Day 1 Trades communicated to the Fund by 9:00 a.m. Eastern Time on Day 2 will be effected at the Share Price for the applicable Portfolio on Day 1.

          D.       Settlement.

          1. Purchase Orders. In the case of Day 1 Trades that constitute a net purchase order, the Company will arrange for a federal funds wire transfer of the net purchase amount to a custodial account designated by the Fund by 12:00 p.m. Eastern Time on Day 2.

          2. Redemption Orders. In the case of Day 1 Trades that constitute a net redemption order, the Fund will arrange for a federal funds wire transfer of the net redemption amount to a custodial account designated by the Company on Day 2, or in no instance later than the time provided for in the applicable Portfolio's Prospectus.

          3. Generally. Settlements will be in U.S. dollars, except that each Portfolio reserves the right, in cases of substantial liquidations, to pay redemption proceeds in whole or in part by a distribution in-kind of readily marketable securities that it holds in lieu of cash in accordance with applicable law, and the Portfolio's redemption policy as described in the Prospectus. On any Business Day when the Federal Reserve Wire Transfer System is closed, all communication and processing rules will be suspended for the settlement of Orders. Orders will be settled on the next Business Day on which the Federal Reserve Wire Transfer System is open. Transactions that are the subject of such Orders will be processed at the Share Price for the applicable Portfolio on the Business Day to which the Orders originally relate.

          E. Dividends and Other Distributions. The Fund will furnish the Company or its designee notice of any dividends or other distributions payable on the shares of each Portfolio. Dividends and distributions with respect to a Portfolio will be automatically reinvested in additional shares of the Portfolio held by the Account(s) and the Fund will notify the Company or its designee as to the number of shares so issued.

          F. Confirmations and Verification. The Fund or its designee will deliver to the Company: (i) confirmations of Orders received from the Company, and (ii) a statement for the preceding calendar month reflecting the shares of each Portfolio held by the Account(s) as of the end of such preceding month and all purchases and redemptions by the Company of shares of a Portfolio during such preceding month. The Company will immediately on receipt of any confirmation or statement concerning an Account verify the information contained therein against the information contained on the Company's record-keeping system and immediately advise the Fund in writing of any discrepancies between such information. The Fund and the Company will cooperate to resolve any such discrepancies as soon as reasonably practicable.

          G. Processing Adjustments. In the event of any error or delay with respect to these Manual Procedures that is caused by the Fund the Fund will make any adjustments on its (or its transfer agent's) accounting system necessary to correct such error or delay. The Company will make the corresponding adjustments on its record-keeping system. The Company and the Fund will each provide the other with prompt notice of any errors or delays of the type referred to in these Manual Procedures.

January 10, 2006



The Board of Directors
Midland National Life Insurance Company
West Des Moines, Iowa

Gentlemen:

With reference to the Registration Statement for Midland National Life Separate Account C filed on form N-4 (File number 333-128910 Pre-Effective Amendment No.
1) with the Securities and Exchange Commission covering flexible premium deferred variable annuity policies, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

1. Midland National Life Insurance Company is duly organized and validly existing under the laws of the State of Iowa and has been duly authorized to issue individual flexible premium deferred variable annuity contracts by the Department of Insurance of the State of Iowa.

2. The Midland National Life Insurance Company Separate Account C is a duly authorized and existing separate account established pursuant to the provisions of the Iowa Statutes.

3. The flexible premium deferred variable annuity contracts, when issued as contemplated by said Form N-4 Registration Statement, will constitute legal, validly issued and binding obligations of Midland National Life Insurance Company.

I hereby consent to the filing of this opinion as an Exhibit to said N-4 Registration Statement.


Sincerely,





Stephen P. Horvat, Jr.
Senior Vice President and
Chief Legal Officer

January 9, 2006




Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD  57193

                   RE:      Midland National Life Separate Account C:
                            Vector Variable Annuity
                            Form N-4, File No. 333-128910


Gentlemen:


                   We hereby consent to the reference to our name under the caption "Legal Matters" in the Statement of Additional Information filed as part of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed by Midland National Life Insurance Company Separate Account C for certain variable annuity contracts (File No. 333-128910). In giving this consent, we do not admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act of 1933.

                                               Very truly yours,

                                               SUTHERLAND ASBILL & BRENNAN LLP



                                               By:      /s/
                                                    ----------------------------
                                                       Frederick R. Bellamy

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in Pre-effective Amendment No. 1 to this Registration Statement of Midland National Life Separate Account C on Form N-4 (File No. 333-128910 and 811-07772) of our report dated April 22, 2005 on our audit of the financial statements of Midland National Life Separate Account C and our report dated March 4, 2005 on our audit of the financial statements of Midland National Life Insurance Company, respectively, which appear in such Registration Statement. We also consent to the reference of our firm under the caption "Financial Statements" and "Financial Matters" in such Registration Statement.

/s/

PRICEWATERHOUSECOOPERS LLP
St. Louis, Missouri
January 12, 2006

POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the "Company"), hereby constitute and appoint Stephen P. Horvat Jr., and Therese M. Michels, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.


IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this _____day of ________________ 2003.

SIGNATURE                     DATE        SIGNATURE                    DATE

/s/                           1/8/03      /s/                          1/7/03
----------------------------- ------      ---------------------------- ------
Michael M. Masterson                      John J. Craig II



/s/                           1/7/03      /s/                          1/7/03
----------------------------- ------      ---------------------------- ------
Steven C. Palmitier                       Donald J. Iverson



/s/                           1/7/03      /s/                          1/7/03
----------------------------- ------      ---------------------------- ------
Stephen P. Horvat, Jr.                    Thomas M. Meyer



/s/                           1/8/03
----------------------------- ------
Robert W. Korba